As filed with the Securities and Exchange Commission on October 8, 2010
Registration No. 333-169407

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GWR OPERATING PARTNERSHIP, L.L.L.P. (Exact name of Registrant as specified in its charter)	GREAT WOLF FINANCE CORP. (Exact name of Registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	DELAWARE (State or other jurisdiction of incorporation or organization)
80-0382558 (IRS Employer Identification No.)	27-2140154 (IRS Employer Identification No.)

525 Junction Road
South Tower, Suite 6000
Madison, WI 53717
(608) 662-4700
(Address, including zip code, and telephone number, including area code, of each Registrant’s principal executive offices)

J. Michael Schroeder
525 Junction Road
South Tower, Suite 6000
Madison, WI 53717
(608) 662-4700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
212-373-3000

Approximate date of commencement of proposed sale to public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS

		Primary
	State or Other	Standard	IRS
	Jurisdiction of	Industrial	Employer
	Incorporation or	Classification	Identification
Name	Organization	Code Number	Number

Great Wolf Resorts, Inc.	Delaware	7011	51-0510250
GWR OP General Partner, LLC	Delaware	7011	51-0510250
BHMH, LLC	Wisconsin	7011	51-0510250
Grapevine Beverage, Inc.	Texas	7011	20-5759894
Great Lakes Services, LLC	Delaware	7011	27-1371313
Great Wolf Lodge of Grapevine, LLC	Delaware	7011	20-3533122
Great Wolf Lodge of Kansas City, LLC	Delaware	7011	39-2041982
Great Wolf Lodge of PKI, LLC	Delaware	7011	20-3201706
Great Wolf Lodge of Traverse City, LLC	Delaware	7011	39-2041983
Great Wolf Lodge of Williamsburg, LLC	Delaware	7011	20-0655682
Great Wolf Williamsburg SPE, LLC	Delaware	7011	26-1548790
Mason Family Resorts, LLC	Delaware	7011	20-3199977
Scooops Tenant, LLC	Delaware	7011	27-2598824

Great Wolf Resorts, Inc. is an accelerated filer. The address of each of the additional registrants is 525 Junction Road, South Tower, Suite 6000, Madison, WI 53717.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 8, 2010

PROSPECTUS

GWR Operating Partnership, L.L.L.P.
Great Wolf Finance Corp.

Exchange Offer for $230,000,000
10.875% First Mortgage Notes due 2017 and Related Guarantees

The Notes and the Guarantees

•	We are offering to issue $230,000,000 of our 10.875% First Mortgage Notes due 2017 and certain related guarantees, whose issuance is registered under the Securities Act of 1933, which we refer to as the “exchange notes,” in exchange for a like aggregate principal amount of 10.875% First Mortgage Notes due 2017 and the related guarantees, which were issued on April 7, 2010 and which we refer to as the “initial notes.” The exchange notes will be issued under the existing indenture, which currently governs the initial notes, dated as of April 7, 2010.

•	The exchange notes will mature on April 1, 2017. We will pay interest on the exchange notes on each April 1 and October 1, beginning on October 1, 2010.

•	The exchange notes will be guaranteed on a senior secured basis by our subsidiaries that own three of our “Generation II” resorts, and those guarantees will be secured by first-priority mortgages on the resorts and first-priority security interests in the other assets of those guarantors, to the extent of the value of the collateral.

•	The exchange notes are guaranteed on a senior unsecured basis by Great Wolf Resorts, Inc., which owns 99% of the limited partnership interests in GWR Operating Partnership, L.L.L.P., which we refer to as the “Company,” and GWR OP General Partner, LLC, which owns the 1% general partnership interest in the Company, and certain of our domestic subsidiaries. The guarantees will be the senior obligations, ranking pari passu in right of payment with existing and future indebtedness, of those subsidiaries, Great Wolf Resorts, Inc., which we refer to as “Great Wolf Resorts,” and GWR OP General Partner, LLC.

Terms of the exchange offer

•	It will expire at 5:00 p.m., New York City time, on , 2010, unless we extend it.

•	If all the conditions to this exchange offer are satisfied, we will exchange all of our 10.875% First Mortgage Notes due 2017 issued on April 7, 2010, that are validly tendered and not withdrawn for new notes, which we refer to as the exchange notes.

•	You may withdraw your tender of initial notes at any time before the expiration of this exchange offer.

•	The exchange notes that we will issue you in exchange for your initial notes will be substantially identical to your initial notes except that, unlike your initial notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your initial notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors” commencing on page 23.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Broker-dealers who receive exchange notes pursuant to the exchange offer must acknowledge that they will deliver a prospectus in connection with any resale of such exchange notes. Broker-dealers who acquired the initial notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

The date of this prospectus is          , 2010.

In this prospectus, unless the context otherwise requires, “we” or “our” refer to GWR Operating Partnership, L.L.L.P. and its subsidiaries, the “Company” refers to GWR Operating Partnership, L.L.L.P. (without its subsidiaries) and “Great Wolf Finance” refers to Great Wolf Finance Corp., a Delaware corporation. The “Issuers” refers to GWR Operating Partnership, L.L.L.P. and Great Wolf Finance Corp. “Great Wolf Resorts” refers to Great Wolf Resorts, Inc.

i

INDUSTRY AND MARKET DATA

We have obtained the market and competitive position data used throughout this prospectus from our own research or estimates, surveys or studies conducted by third parties, other companies’ public filings and industry or general publications.

NON-GAAP FINANCIAL INFORMATION

In this prospectus, we present earnings before interest, taxes, depreciation and amortization, or “EBITDA”, Adjusted EBITDA and Adjusted EBITDA of non-guarantor subsidiaries, all of which are non-GAAP financial measures, which are calculated as described in Notes (2), (3) and (5) to the summary financial data under the caption “Summary Consolidated Financial Data of Great Wolf Resorts.” Our presentation of these EBITDA-based measures should not be construed as an indication that our future results will be unaffected by unusual or nonrecurring items. Our EBITDA-based measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under generally accepted accounting principles in the United States, “U.S. GAAP”. Some of these limitations are:

•	they do not reflect every cash expenditure, future requirements for capital expenditures or contractual commitments;

•	they do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced or require improvements in the future, and our EBITDA-based measures do not reflect any cash requirements for such replacements or improvements;

•	they are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

•	they do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations;

•	they do not reflect limitations on our costs related to transferring earnings from our subsidiaries to us; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, our EBITDA-based measures should not be considered as measures of discretionary cash available to us to invest in the growth of our business or as measures of cash that will be available to us to meet our obligations, including those under the Notes. We compensate for these limitations by using our EBITDA-based measures along with other comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance. Such U.S. GAAP measurements include operating income (loss), net income (loss), cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in our EBITDA-based measures.

Our EBITDA-based measures are not intended as alternatives to net income (loss) as indicators of our operating performance, as alternatives to any other measure of performance in conformity with U.S. GAAP or as alternatives to cash flow provided by operating activities as measures of liquidity. You should therefore not place undue reliance on our EBITDA-based measures or ratios calculated using those measures. Our U.S. GAAP-based measures can be found in our consolidated financial statements and the related Notes, included elsewhere in this prospectus.

ii

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this prospectus carefully in its entirety before making an investment decision. In particular, you should read the section entitled “Risk Factors” included elsewhere in this prospectus and the consolidated financial statements (including notes) included in this prospectus.

The term “initial notes” refers to the 10.875% First Mortgage Notes due 2017 that were issued on April 7, 2010 in a private offering. The term “exchange notes” refers to the 10.875% First Mortgage Notes due 2017 offered with this prospectus. The term “notes” refers to the initial notes and the exchange notes, collectively.

Our Company

We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, licensor, operator and developer in North America of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities based on the number of resorts in operation. Each of our resorts features approximately 300 to 600 family suites, each of which sleeps from six to ten people and includes a wet bar, microwave oven, refrigerator and dining and sitting area. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance of our resorts. We operate and license resorts under our Great Wolf Lodge® and Blue Harbor Resorttm brand names and have entered into licensing arrangements with third parties relating to the operation of resorts under the Great Wolf Lodge brand name. Our resorts are open year-round and provide a consistent, comfortable environment where our guests can enjoy our various amenities and activities.

We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their total vacation spending. We earn revenues through the sale of rooms (which includes admission to our indoor waterpark), and other revenue-generating resort amenities. Each of our resorts features a combination of some or all of the following revenue-generating amenities: themed restaurants, ice cream shop and confectionery, full-service adult spa, kid spa, game arcade, gift shop, miniature golf, interactive game attractions, family tech center and meeting space. We also generate revenues from licensing arrangements, management fees and other fees with respect to our operation or development of properties owned in whole or in part by third parties.

Each of our Great Wolf Lodge resorts has a Northwoods lodge theme, designed in a Northwoods cabin motif with exposed timber beams, massive stone fireplaces, Northwoods creatures including mounted wolves and an animated two-story Clock Tower that provides theatrical entertainment for younger guests. All of our guest suites are themed luxury suites, ranging in size from approximately 385 square feet to 1,970 square feet.

The indoor waterparks in our existing Great Wolf Lodge resorts range in size from approximately 34,000 to 84,000 square feet and include decorative rockwork and plantings. The focus of each Great Wolf Lodge waterpark is our signature 12-level treehouse waterfort, an interactive water experience for the entire family that features over 60 water effects and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our waterparks also feature a combination of high-speed body slides and inner tube waterslides, smaller slides for younger children, zero-depth water activity pools with geysers, a water curtain, fountains and tumble buckets, a lazy river, additional activity pools for basketball, open swimming and other water activities and large free-form hot tubs, including hot tubs for adults only.

Properties

Innovators in our industry segment, we constantly seek to improve the facilities, amenities, attractions and features at our resorts to enhance our guests’ vacation experience, generate additional on-site revenue and drive repeat and referral business. We refer to our original resort properties, which include our resorts in Wisconsin Dells, WI; Sandusky, OH; Traverse City, MI; and Kansas City, KS as Generation I resorts. The Generation I resorts are relatively smaller properties with approximately 300 rooms or less. Since 2004, we have successfully developed seven Great Wolf Lodge properties which we refer to as Generation II resorts, which include our properties in Williamsburg, VA; Pocono Mountains, PA; Niagara Falls, ONT; Mason, OH; Grapevine, TX; Grand Mound, WA; and Concord, NC. Generation II resorts have approximately 400 rooms or more and a wider range of amenities than our Generation I resorts. For the year ended December 31, 2009, on a same store basis, our Generation II resorts had a 65.4% occupancy rate, an average daily rate (“ADR”) of $265.80, revenue per available room (“RevPAR”) of $173.75 and revenue per occupied room (“RevPOR”) of $405.43, compared to 52.7% occupancy, ADR of $191.45, RevPAR of $100.92 and RevPOR of $288.87 for our Generation I resorts. For the six months ended June 30, 2010, our Generation II resorts had a 64.8% occupancy rate, ADR of $269.36, RevPAR of $174.48 and RevPOR of $418.26, compared to 51.9% occupancy rate, ADR of $198.88, RevPAR of $103.15 and RevPOR of $303.29 for our Generation I resorts. The three resorts that will be subject to mortgages to secure the note guarantees are Generation II resorts, and our business plan contemplates that any new Great Wolf Lodge resorts we license, manage, invest in or build would be Generation II resorts.

The following table presents an overview of our portfolio of resorts. As of June 30, 2010, we operated and/or have entered into licensing arrangements relating to the operation of 11 Great Wolf Lodge resorts (our signature Northwoods-themed resorts), and one Blue Harbor Resort (a nautical-themed property). We anticipate that most of our future resorts will be licensed and/or developed under our Great Wolf Lodge brand, but we may operate and/or enter into licensing arrangements with regard to additional nautical-themed resorts under our Blue Harbor Resort brand or other resorts in appropriate markets.

					Indoor
	Ownership		Number of	Number of	Entertainment
	Percentage	Opened	Guest Suites	Condo Units(1)	Area(2)
					(Approx. sq. ft.)

Wisconsin Dells, WI(3)	—	1997	308	77	102,000
Sandusky, OH(3)	—	2001	271	—	41,000
Traverse City, MI	100%	2003	280	—	57,000
Kansas City, KS	100%	2003	281	—	57,000
Sheboygan, WI	100%	2004	182	64	54,000
Williamsburg, VA(4)	100%	2005	405	—	87,000
Pocono Mountains, PA(4)	100%	2005	401	—	101,000
Niagara Falls, ONT(5)	—	2006	406	—	104,000
Mason, OH(4)	100%	2006	401	—	105,000
Grapevine, TX(4)	100%	2007	605	—	110,000
Grand Mound, WA(6)	49%	2008	398	—	74,000
Concord, NC(4)	100%	2009	402	—	97,000

(1)	Condominium units are individually owned by third parties and are managed by us.

(2)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room, family tech center, MagiQuest® (an interactive game attraction) and fitness room, as well as our spa in the resorts that have such amenities.

(3)	These properties are owned by CNL Lifestyle Properties, Inc. (“CNL”), a real estate investment trust focused on leisure and lifestyle properties. Prior to August 2009, these properties were owned by a joint venture between CNL and us. In August 2009 we sold our 30.26% joint venture interest to CNL for $6.0 million. We currently manage both properties and license the Great Wolf Lodge brand to these resorts.

(4)	Five of our properties (Great Wolf Lodge resorts in Williamsburg, VA; Pocono Mountains, PA; Mason, OH; Grapevine, TX and Concord, NC) each had a book value of fixed assets equal to ten percent or more of our total assets as of June 30, 2010 and each of those five properties had total revenues equal to ten percent or more of our total revenues for the six moths ended June 30, 2010.

(5)	An affiliate of Ripley Entertainment, Inc. (“Ripley”), our licensee, owns this resort. We have granted Ripley a license to use the Great Wolf Lodge name for this resort through April 2016. We managed the resort on behalf of Ripley through April 2009.

(6)	This property is owned by a joint venture. The Confederated Tribes of the Chehalis Reservation (“Chehalis”) owns a 51% interest in the joint venture, and we own a 49% interest. We manage the property and license the Great Wolf Lodge brand to the joint venture under long-term agreements through April 2057, subject to earlier termination in certain situations. The joint venture leases the land for the resort from the United States Department of the Interior, which is trustee for Chehalis.

Competitive Strengths

We are the market leader for family entertainment resorts that feature indoor waterparks and other family-oriented amenities in North America. Our competitive strengths include:

Significant barriers to entry with an established first mover advantage.  We strive to be the first operators of family entertainment resorts featuring indoor waterparks in our selected target markets, and our resorts have typically been the first indoor waterpark resorts to open in their respective markets. Our experience in establishing 12 family-focused resorts and the economies of scale resulting from our current operation of multiple resorts provide us with the ability to move into a selected target market quickly. We believe there are significant barriers to entry in our industry segment that discourage others from developing similar resorts, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets and a challenging, multi-year permitting process. A new Great Wolf Lodge resort typically costs in excess of $120.0 million and takes from one to three years to develop and permit, and an additional 18 months or more to build. We believe that the combination of our first mover advantage, existing economies of scale and the significant barriers to entry in our target markets provide us with a competitive advantage.

Strong brand name awareness.  Our Great Wolf Lodge brand name is well recognized in our industry. We are the largest owner, licensor and operator of family entertainment resorts with indoor waterparks in North America based on the number of resorts in operation. Our Great Wolf Lodge brand is symbolized by our distinctive and easily identifiable theming, from our signature treehouse waterfort, to our mascots and recognizable logos and merchandise. We believe that our strong brand awareness has helped foster strong customer and brand loyalty, which is evidenced by high levels of repeat and referral guests. We will continue to focus on ensuring that each of our guests associates the Great Wolf Lodge brand with a memorable and consistent family vacation experience.

Resilient business model.  Our business model generally targets customers within a three-hour driving radius of our resorts. We believe recent vacation trends favor our business model as families increasingly choose to take shorter, more frequent vacations within driving distance of their homes. We are well positioned to continue to take advantage of these trends. We also believe that our resorts offer a high-quality vacation at an affordable price, which appeals to families during all stages of the economic cycle. We believe our resorts are less affected by changes in the economic cycle than are other vacation destinations, as drive-to destinations are generally less expensive and more convenient than destinations that require air travel. For the year ended December 31, 2009, Great Wolf Resorts’ same store RevPAR decreased 6.8% in constant dollar terms versus a 16.7% RevPAR decrease for the overall U.S. hotel industry, according to Smith Travel Research data. We also believe we have a significant opportunity to increase group demand from our current levels as we increase utilization of the meeting space at several of our newer resorts.

Positioned for economic recovery.  During the past two years we have positioned our business to benefit in an economic recovery. We have completed the construction of each of our resorts, and therefore have no current development exposure. We have also strengthened our capital structure, extending the maturities of our near-term debt so that we have no debt maturities until April 2012. Additionally, we have taken steps to sell non-core assets. In August 2009, we closed on the sale of our 30.26% interest in the Great Wolf Lodge properties in Wisconsin Dells, WI and Sandusky, OH. All of these steps have allowed us to focus on our core operations, eliminate development risk from our portfolio and improve cash flows.

Extensive customer database through a centralized service center drives repeat and referral business.  Since 1997, we have accumulated an extensive customer database, which allows us to market directly to our customers and drive repeat and referral business. Despite the recent economic downturn, our repeat and referral business has continued to grow, which we believe is a testament to the quality of our business. For the six months ended June 30, 2010, we estimate that approximately 62.8% of our business came from repeat and referral guests.

In addition, by centralizing certain of our services, we focus on decreasing our per-unit costs. Centralized services provide operational efficiency, increasing our control over those services and positioning ourselves to deliver a higher quality of service to our customers. For example, our central reservations call center operates every day of the year and accepts reservations for our resorts. The call center also has the capacity to efficiently handle high call volumes and should require limited incremental costs as we grow our portfolio. We have also increased the efficiency and functionality of our web-based online reservations system, which we expect to allow us to further efficiently handle an increasing volume of guest reservations with limited incremental costs.

Expected growth from select resort expansions and openings.  In March 2009, we completed construction of the Great Wolf Lodge in Concord, North Carolina. The resort features 402 guest suites and approximately 97,000 square feet of indoor entertainment, including an 84,000 square foot indoor waterpark. The resort also offers a number of revenue-enhancing amenities and an approximately 20,000 square foot conference center. In addition, our Grapevine, Texas resort completed an expansion in January 2009 that includes 203 additional guest suites and approximately 21,000 square feet of additional meeting space. We expect that our results will improve as our Concord resort begins to stabilize and due to the additional guest suites and meeting space at our Grapevine resort.

Strategic transition to a license and management model.  We anticipate that our future development projects will be structured as joint ventures or 100% license and management projects. This strategic shift is designed to allow more efficient use of capital as we expand our operation while continuing to leverage our brand, business model and operating expertise. In addition, we believe that numerous opportunities exist to partner with owners of existing hotels and resorts with indoor waterparks that are in need of management expertise.

Several development projects under letter of intent.  We have entered into non-binding letters of intent with respect to several projects at various stages of development, including proposed joint venture projects to develop resorts with one or more partners while contributing a minority of the total equity for the project. If we choose to move forward with any such projects, we will seek to construct these resorts through joint ventures and manage them after opening in return for development, management, marketing and licensing fees to be paid to us. We plan to pursue these proposed projects as financing availability permits. We have previously entered into resort ownership joint ventures with Paramount Parks, CNL Lifestyle Properties and The Confederated Tribes of the Chehalis Reservation, and we are actively exploring potential joint venture arrangements for future properties.

Significant portfolio of product offerings that increase ancillary on-site revenues.  Our resorts feature a number of proprietary and branded products and entertainment options that increase ancillary on-site revenues and distinguish our resorts’ self-contained vacation experience. These products include Buckhorn Exchangetm gift shop, Elementstm Spa and Salon, Youkon Jack’stm Game Parlor, Northern Lights Arcadetm, Cub Clubtm, Scooops® Kid Spa, remote control car racing and miniature golf. Nine of our resorts feature a MagiQuest® attraction, an interactive, live-action, fantasy adventure game that guests can play throughout the resort. Additionally, four of our resorts feature an approximately 1,000 square foot interactive family tech center, gr8_spacetm, which features multiple computer stations offering Internet access, docking stations for digital music players and multiple gaming stations. We believe that these ancillary products will continue to drive additional revenues and enhance the guest experience and brand loyalty. We believe that the RevPOR performance of our Generation II resorts is due to a significant extent to the superior amenities provided at those resorts.

International growth opportunities.  We believe that our Great Wolf Lodge brand can be successfully leveraged in certain international markets. We are currently discussing opportunities with potential international partners to build Great Wolf Lodge resorts beyond North America. Similar to our arrangement with Ripley’s in Niagara Falls, Ontario, we are seeking to enter into licensing and/or management agreements with experienced companies that have local market knowledge in order to increase revenues and expand the reach of our Great Wolf Lodge brand.

Continual innovation.  We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions. We have received numerous industry awards for our guests’ experiences, our operations, innovative development, sales and marketing initiatives and materials, and employee retention. We are currently exploring several new concepts that, we believe, will allow us to generate additional revenue without requiring significant capital investment. While these concepts are still in the initial stages of development, we are seeking to innovatively extend our brand and to take these concepts to market.

Strong management team with skilled resort level staff.  Our executive management team includes five individuals who are responsible for our strategic direction and have an average of eight years of experience with Great Wolf Resorts and nineteen years of industry experience. Our executive management has significant experience in the hospitality, family entertainment and real estate development industries and has significant expertise in operating complex, themed family entertainment resorts featuring indoor waterparks. In addition, we have a team of skilled, loyal and committed employees at each of our resorts. We offer our resort employees a number of benefits, including what we believe is a positive and rewarding work environment, career-oriented training, the ability to obtain consistent year-round work, which is uncommon in the resort industry, and career growth opportunities. As a result, we believe our employees are committed to delivering a superb customer experience and helping to assure that our guests fully enjoy their family vacations.

Focus on Safety.  We invest heavily in safety measures in the design, construction and operation of our resorts. For example, we specifically design our waterparks with attention to sightlines and safety precautions and use one of the most respected training methods in the water safety industry to train each of our lifeguards. We design and construct our indoor waterparks with state-of-the-art air quality and water treatment systems. We also maintain and periodically upgrade our facilities to ensure that we provide our guests with best-in-class safety measures and systems.

Business and Growth Strategies

Our primary business objective is to increase long-term investor value by executing our growth strategies, which include:

•	Leveraging Our Competitive Advantages and Increasing Domestic Geographic Diversification through a Licensing-Based Business Model and Joint Venture Investments in Target Markets. We are seeking to grow our business and diversify our domestic geographic brand footprint in a capital-efficient manner primarily through a licensing-based business model. This business model is designed to further exploit our competitive advantages of being the first-mover in the indoor waterpark resort business, our strong brand equity and our waterpark resort management expertise. We seek opportunities to earn fees through licensing our brand and managing new resorts that are constructed and developed primarily by third-party owners and may also make minority investments in joint ventures that own licensed resorts in order to share in any equity appreciation and profits of those resorts. Our proposed transactions to license and manage new resorts near the Galleria at Pittsburgh Mills in Tarentum, Pennsylvania and in Garden Grove, California, are examples of typical transactions under this strategy. We expect this business model to allow us to deploy our capital resources more efficiently, reduce our overall leverage and diversify our operations geographically, since we will not be fully responsible for the construction and ownership of the licensed resorts, and will generally not be required to incur associated mortgage or construction debt. In addition, this business model is designed to allow us to more quickly expand domestically, reducing our sensitivity to economic conditions affecting any single region.

•	Expanding Our Brand Footprint Internationally. We also plan to use our licensing-based business model to efficiently expand our business internationally. Similar to our arrangement with Ripley’s in Niagara Falls, Ontario, we seek to enter into license and/or management agreements with reputable companies that have local market knowledge in order to increase revenues and expand the international footprint of our Great Wolf Lodge brand. We may also seek to make strategic minority joint venture investments in the licensed resorts in order to share in the profits and equity appreciation of the resorts. We believe this model is the most efficient strategy for international expansion, since it enables us to leverage the local expertise of our joint venture partners while minimizing our capital investment.

•	Selective Sales of Ownership Interests/Recycling of Capital. We will selectively consider opportunities to sell partial or whole interests in one or more of our owned and operated properties, as we did in our CNL joint venture. We intend to continue to manage and/or license our Great Wolf Lodge branded resorts, and we will consider transactions that allow us to maintain our management/licensing agreement at a resort while realizing value through our selective sales. In those situations, we expect to recycle capital generated by such transactions for investment in future growth opportunities.

•	Expanding and Enhancing Existing Resorts. We will continue to focus on growth opportunities at our existing resorts by adding revenue-enhancing features that drive ancillary spending and that we believe will meet our return on investment requirement, including non-water based attractions. We also intend to continue to evaluate incremental revenue-generating opportunities, such as expanding the number of rooms at certain of our resorts.

•	Continuing to Innovate. We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions. We have received numerous industry awards for our guests’ experiences, our operations, innovative development, sales and marketing initiatives and materials and employee retention. We are currently exploring several new concepts that, we believe, will allow us to generate additional revenue without requiring significant capital investment. Among these concepts is an adaptive re-use model, pursuant to which we would license the right to use entertainment features currently used in Great Wolf resorts to existing, full-service hotels, featuring family-oriented activities. While these concepts are still in the initial stages of development, we are seeking to innovatively extend our brand and to take these concepts to market.

•	Maximizing Total Resort Revenues. We will continue to employ aggressive yield management techniques and sales and marketing efforts to maximize room revenues at both our owned and managed resorts. During off-peak times (generally in May and September, and during the middle of weeks when schools are in session), we will seek to maintain higher occupancy by holding special events and targeting group sales and conferences. We will also seek to maximize other on-site revenue, such as food and beverage, entertainment and merchandise revenue through themed restaurants, ice cream shops, snack shops, adult and kids spas, gift shops, game arcades, MagiQuest, mini-golf and teen-themed areas. We have also entered into a number of co-marketing agreements with strategic partners and expect to enter into additional co-marketing agreements in the future in order to increase other revenue.

•	Minimizing Total Resort Costs. We seek to reduce operating costs by leveraging our purchasing power with respect to operating supplies, food and beverage, insurance and employee benefits. By centralizing certain of our services, we also seek to reduce our per-unit costs, while increasing our control over those services in order to deliver a greater quality of service to our customers. Our centralized reservations system is scalable and, together with our web-based reservations system, enables us to efficiently handle high reservation volumes and which we expect to require limited incremental costs over the next several years as we increase our portfolio of resorts.

•	Building Upon Our Existing Brand Awareness and Loyalty. Our Great Wolf Lodge brand is recognizable by our customers because of our distinctive and easily identifiable theming, from our signature treehouse waterfort, to our mascots and distinctive logos and merchandise. We believe we have fostered strong customer and brand loyalty, which is evidenced by our high levels of repeat and referral guests. We will continue to focus on ensuring that each of our guests associates the Great Wolf Lodge brand with a memorable and consistent family vacation experience.

Industry

We operate in the family entertainment resort segment of the travel and leisure industry. The concept of a family entertainment resort with an indoor waterpark was first introduced to the United States in Wisconsin Dells, WI, and has evolved there since 1987. In an effort to boost occupancy and daily rates, as well as capture off-season demand, hotel operators in the Wisconsin Dells market began expanding indoor pools and adding waterslides and other water-based attractions to existing hotels and resorts. The success of these efforts prompted several local operators to build new, larger destination resorts based primarily on this concept, including the Wilderness Hotel & Golf Resort, Treasure Island, Raintree Resort, Kalahari and the Great Wolf Lodge (formerly known as the Black Wolf Lodge), which our predecessor company purchased in 1999.

We believe that resorts have proven popular because of several factors, including the ability to provide a year-round vacation destination without weather-related risks, the wide appeal of water-based recreation and the favorable trends in leisure travel discussed below. No operator or developer other than us has established a national portfolio of destination family resorts featuring indoor waterparks.

No standard industry definition for a family entertainment resort featuring an indoor waterpark has developed. A Hotel & Leisure Advisors, LLC survey as of June 2010 indicates that there were 144 open indoor waterpark resort properties in the United States and Canada. Of the total, 51 are considered “indoor waterpark destination resorts” offering more than 30,000 square feet of indoor waterpark space. Of these 51 properties, 11 are our resorts. Most of our resorts are located in well-established, traditional drive-to family vacation destinations, allowing us to leverage the popularity of these destinations by offering a complementary entertainment option to existing venues and a high-quality family resort alternative. In addition, many of these destinations offer beaches, theme parks, waterparks, amusement parks and many other forms of outdoor activities that are only available on a seasonal basis. Within our enclosed resort environment, our guests can enjoy a total resort experience year round, regardless of weather conditions.

Recent Developments

On January 13, 2010, we announced that we had signed a non-binding letter of intent related to the proposed development of a Great Wolf Lodge resort adjacent to The Galleria at Pittsburgh Mills in Tarentum, Pennsylvania, outside of Pittsburgh. The resort will be developed by Zamias Services, Inc., a real estate developer and services provider. The proposed development is subject to the execution of definitive documentation. If we enter into definitive agreements with regard to this proposed development, it is expected that we will receive license fees for use of the Great Wolf Lodge brand name and other intellectual property at the proposed resort, and will receive management fees to operate the resort on behalf of Zamias as the owner. We will also advise on certain development-related matters. The proposed resort will be owned by a joint venture and we expect to own a small ownership percentage in this joint venture. The Pittsburgh resort will be our fourth licensed and managed resort under our licensing-based business model.

On June 7, 2010, we acquired a 62.4% equity interest in Creative Kingdoms, LLC in exchange for all of the $8.7 million principal balance, plus accrued interest of approximately $1.3 million, of convertible indebtedness owed to us by Creative Kingdoms. Creative Kingdoms is a developer of experiential gaming products including MagiQuest, an interactive game attraction available at nine of our resorts. Creative

Kingdoms also licenses or has sold to other parties several stand-along MagiQuest facilities or similar attractions.

On June 28, 2010, we announced that we have executed license and management agreements related to the development of a new 600-suite Great Wolf Lodge resort in Garden Grove, California’s world famous International West Resort. The new resort will be located less than two miles from Disneyland, near Anaheim and Los Angeles, and will be developed by McWhinney, a diversified real estate company. We will receive license fees for use of the Great Wolf Lodge brand name and other intellectual property at the resort, and will receive management fees to operate the resort on behalf of the owner. The resort will be owned by a joint-venture, with Great Wolf Resorts receiving a minority equity interest for its development-related services. Additionally, the City of Garden Grove will contribute cash and bond proceeds to the resort, as well as establish a financing district to develop an adjacent parking structure.

On July 14, 2010, we announced the opening of the first Scooops Kid Spa outside of a Great Wolf Resorts property. The first freestanding Scooops Kid Spa opened in August 2010 at Mall of America, a popular retail destination and entertainment complex in Bloomington, Minnesota. As the nation’s largest retail and entertainment complex, Mall of America welcomes more than 40 million visitors each year.

Capital Structure

The following diagram sets forth our current capital structure. The following is a condensed chart and it does not show all of our operating and other intermediate companies.

(1)	Issuer of $80.5 million of junior subordinated notes due 2017 and 2035 as of June 30, 2010 (which provide payments with respect to the $80.5 million of trust preferred securities issued by direct subsidiaries of Great Wolf Resorts, Inc.). Obligor on $0.1 million of other indebtedness as of June 30, 2010. Guarantor with respect to the $78.6 million construction loan due 2012, which is secured by the Concord resort (see note (4), below).

(2)	Obligor on a mortgage loan due 2015, which is secured by the Traverse City and Kansas City resorts ($68.0 million outstanding as of June 30, 2010). Is not a guarantor of the notes. Subject to a lock-box cash management arrangement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity Capital Resources.”

(3)	Obligor on a mortgage loan due 2017, which is secured by the Pocono Mountains resort ($94.9 million outstanding as of June 30, 2010). Is not a guarantor of the notes.

(4)	Obligor on a construction loan due 2012, which is secured by the Concord resort ($78.6 million outstanding as of June 30, 2010). Is not a guarantor of the notes.

(5)	Obligor on City of Sheboygan bonds due 2028 payable in the form of minimum room tax payments from the Sheboygan resort ($8.6 million of liabilities recorded as of June 30, 2010). Obligor on a City of Sheboygan loan due 2018, payable in the form of minimum real and personal property tax payments from the Sheboygan resort ($3.2 million of liabilities recorded as of June 30, 2010). Is not a guarantor of the notes.

(6)	Co-Issuer of the notes.

(7)	Guarantor of the notes. The guarantee of each relevant entity is secured by a first mortgage on the resort owned by such entity, along with a first-priority security interest in other assets held by such entity, subject to certain exceptions. See “Description of Notes — Security.”

(8)	Guarantor of the notes on a senior unsecured basis.

(9)	Guarantor of the notes on a senior unsecured basis. Great Lakes Services, LLC (“Great Lakes Services”) is the holder of substantially all of our intellectual property, including our trade names, as well as substantially all of our currently outstanding management and licensing agreements. It is also a guarantor with respect to any shortfalls on the minimum payments under the Sheboygan bonds and the Sheboygan loan (see Note (5)).

(10)	Is not a guarantor of the notes.

(11)	Is not a guarantor of the notes. Obligor on a mortgage loan due August 2012, which is secured by the Grand Mound resort ($99.6 million outstanding as of June 30, 2010).

Company Information

Our parent, Great Wolf Resorts, was organized under the laws of the State of Delaware in May 2004 to succeed to the family entertainment resort business of the predecessor companies, The Great Lakes Companies, Inc. and a number of its related entities (collectively, “Great Lakes”). Great Wolf Resorts’ initial public offering occurred shortly after its formation, and its common stock is listed on the NASDAQ Global Market under the ticker symbol “WOLF.” Great Lakes had developed and operated hotels since 1995. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, WI and developing the Great Wolf Lodge in Sandusky, OH, which opened in 2001.

GWR Operating Partnership, L.L.L.P. is a limited liability limited partnership organized under the laws of the State of Delaware in July 2004. Great Wolf Finance Corp. is a corporation organized under the laws of the State of Delaware in March 2010 to serve as co-issuer for the notes. Our principal mailing address is 525 Junction Road, South Tower, Suite 6000, Madison, WI 53717, and our telephone number is (608) 662-4700.

SUMMARY OF THE EXCHANGE OFFER

We are offering to issue $230,000,000 aggregate principal amount of our exchange notes and certain related guarantees in exchange for a like aggregate principal amount of our initial notes and the related guarantees. In order to exchange your initial notes, you must properly tender them, and we must accept your tender. We will exchange all outstanding initial notes that are validly tendered and not validly withdrawn.

Exchange Offer	We will issue our exchange notes and certain related guarantees in exchange for a like aggregate principal amount of our initial notes and the related guarantees.

Expiration Date	This exchange offer will expire at 5:00 p.m., New York City time, on , 2010, unless we decide to extend it.

Conditions to the Exchange Offer	We will complete this exchange offer only if:

• there is no change in the laws and regulations which would impair our ability to proceed with this exchange offer,

• there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

• there is no stop order issued by the Commission which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

• there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

• we obtain all the governmental approvals we deem necessary to complete this exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offer — Conditions to the Exchange Offer.”

Procedures for Tendering Initial Notes	To participate in this exchange offer, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your initial notes to be exchanged and all other documents required by the letter of transmittal, to U.S. Bank National Association, as exchange agent, at its address indicated under “The Exchange Offer — Exchange Agent.” In the alternative, you can tender your initial notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your notes, please refer to the section in this prospectus entitled “The Exchange Offer — Procedures for Tendering Initial Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your initial notes in the exchange offer, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your initial notes and you cannot get the required documents to the exchange agent on time, you may tender your notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange

Offer — Procedures for Tendering Initial Notes — Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your initial notes at any time before 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offer — Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the exchange offer.

Acceptance of Initial Notes and Delivery of Exchange Notes	If all the conditions to the completion of this exchange offer are satisfied, we will accept any and all initial notes that are properly tendered in this exchange offer on or before 5:00 p.m., New York City time, on the expiration date. We will return any initial note that we do not accept for exchange to you without expense promptly after the expiration date. We will deliver the exchange notes to you promptly after the expiration date and acceptance of your initial notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offer — Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offer	Exchanging your initial notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “United States Federal Income Tax Considerations.”

Exchange Agent	U.S. Bank National Association is serving as exchange agent in the exchange offer.

Fees and Expenses	We will pay all expenses related to this exchange offer. Please refer to the section of this prospectus entitled “The Exchange Offer — Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making this exchange offer solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the initial notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	If you do not participate in this exchange offer:

• except as set forth in the next paragraph, you will not necessarily be able to require us to register your initial notes under the Securities Act,

• you will not be able to resell, offer to resell or otherwise transfer your initial notes unless they are registered under the Securities Act or unless you resell, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act, and

• the trading market for your initial notes will become more limited to the extent other holders of initial notes participate in the exchange offer.

You will not be able to require us to register your initial notes under the Securities Act unless:

• the exchange offer is not permitted by applicable law or SEC policy;

• the exchange offer is not consummated within 270 days after the closing date of the offering of initial notes;

• you are prohibited by applicable law or SEC policy from participating in the exchange offer;

• you are not eligible to participate in the exchange offer by law or SEC policy;

• you may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

• you are a broker-dealer and hold initial notes acquired directly from us or one of our affiliates.

In these cases, the registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this paragraph. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Please refer to the section of this prospectus entitled “Risk Factors — Your failure to participate in the exchange offer will have adverse consequences.”

Resales	It may be possible for you to resell the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to the conditions described under “— Obligations of Broker-Dealers” below.

To tender your initial notes in this exchange offer and resell the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, you must make the following representations:

• you are authorized to tender the initial notes and to acquire exchange notes, and that we will acquire good and unencumbered title to those initial notes,

• the exchange notes acquired by you are being acquired in the ordinary course of business,

• you have no arrangement or understanding with any person to participate in a distribution of the exchange notes and are not participating in, and do not intend to participate in, the distribution of such exchange notes,

• you are not an “affiliate,” as defined in Rule 405 under the Securities Act, of ours, or you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

• if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

• if you are a broker-dealer, initial notes to be exchanged were acquired by you as a result of market-making or other trading activities and you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offer — Procedure for Tendering Initial Notes — Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors — Risks Relating to the Exchange Offer — Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Obligations of Broker-Dealers	If you are a broker-dealer that receives exchange notes, you must acknowledge that you will deliver a prospectus in connection with any resales of the exchange notes. If you are a broker-dealer who acquired the initial notes as a result of market making or other trading activities, you may use the exchange offer prospectus as supplemented or amended, in connection with resales of the exchange notes. If you are a broker-dealer who acquired the initial notes directly from the issuers in the initial offering and not as a result of market making and trading activities, you must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with resales of the exchange notes.

Summary of Terms of the Exchange Notes

The following is a summary of the terms of this offering. For a more complete description of the notes as well as the definitions of certain capitalized terms used below, see “Description of Notes” in this prospectus.

Issuers	GWR Operating Partnership, L.L.L.P. Great Wolf Finance Corp.

Exchange Notes	$230 million aggregate principal amount of 10.875% First Mortgage Notes due 2017. The forms and terms of the exchange notes are the same as the form and terms of the initial notes except that the issuance of the exchange notes is registered under the Securities Act, will not bear legends restricting their transfer and the exchange notes will not be entitled to registration rights under our registration rights agreement. The exchange notes will evidence the same debt as the initial notes, and both the initial notes and the exchange notes will be governed by the same indenture.

Maturity	April 1, 2017.

Interest Rate	10.875% per year.

Interest Payment Dates	April 1 and October 1 of each year, beginning on October 1, 2010. Interest will accrue from the issue date of the exchange notes.

Subsidiary Guarantees	The exchange notes will be fully and unconditionally guaranteed on a senior basis, jointly and severally, by Great Wolf Resorts and GWR OP General Partner, LLC (the “Parent Guarantors”) and certain of our subsidiaries.

Security	The note guarantees from our subsidiaries that own the Grapevine, Mason and Williamsburg Generation II resorts, which we refer to as the secured guarantors, will be secured by mortgages on our Grapevine, Mason and Williamsburg Generation II resorts and by a perfected (to the extent perfection can be achieved by the filing of UCC financing statements) first priority security interest in the existing and future assets of such subsidiaries, subject to certain exceptions.

Only the note guarantees of the secured guarantors will be secured by the foregoing collateral. The exchange notes will not be secured by any of the assets of us, the Parent Guarantors or our subsidiaries. Furthermore, the exchange notes and the note guarantees are not secured by a pledge of any equity interests of the Company or any of our subsidiaries. The collateral securing the note guarantees will be pledged in favor of either the trustee or a collateral agent appointed under the indenture.

Ranking	The exchange notes will be our senior obligations. As to right of payment, the exchange notes will rank (i) pari passu with our existing and future senior debt, (ii) senior to our future subordinated debt and (iii) effectively junior to all existing and future liabilities of our subsidiaries that do not guarantee the notes and (iv) effectively junior to all of our future secured debt.

The note guarantees will be (i) senior obligations of each unsecured guarantor and (ii) senior secured obligations of each secured guarantor. The senior unsecured guarantees will rank (i) pari passu in right of payment with all existing and future senior debt, (ii) senior in right of payment with any existing and future subordinated debt and (iii) effectively junior in right of payment with all existing and future secured debt of the applicable guarantors to the extent of the value of the assets securing such debt. The senior secured guarantees will rank (i) pari passu in right of payment with all existing and future senior debt, (ii) senior in right of payment with all existing and future subordinated debt and (iii) senior in right of payment with any unsecured senior debt of the applicable subsidiary guarantors to the extent of the value of the assets securing such debt. For additional information regarding the notes, see the “Description of Notes” section of the this prospectus.

As of June 30, 2010, we have consolidated assets of $805.9 million and consolidated total liabilities of $611.3 million (based on the $230.0 million principal amount of the notes), and the non-guarantor subsidiaries would have had total assets of $529.9 million and total liabilities of $390.1 million.

For the year ended December 31, 2009, we had:

• consolidated total revenues of $264.0 million, and the non-guarantor subsidiaries had total revenues of $115.5 million;

• consolidated total operating loss of $(24.5) million, and the non-guarantor subsidiaries had total operating loss of $(31.0) million;

• consolidated net loss attributable to Great Wolf Resorts, Inc. of $(58.5) million, and the non-guarantor subsidiaries had total net loss of $(46.1) million; and

• consolidated Adjusted EBITDA of $66.0 million, and the non-guarantor subsidiaries had Adjusted EBITDA of $25.7 million.

For the six months ended June 30, 2010, we had:

• consolidated total revenues of $139.1 million, and the non-guarantor subsidiaries had total revenues of $64.7 million;

• consolidated total operating income of $0.2 million, and the non-guarantor subsidiaries had total operating income of $2.2 million;

• consolidated net loss attributable to Great Wolf Resorts, Inc. of $(20.8) million, and the non-guarantor subsidiaries had total net loss of $(6.0) million; and

• consolidated Adjusted EBITDA of $32.0 million, and the non-guarantor subsidiaries had Adjusted EBITDA of $14.9 million.

For a reconciliation of Adjusted EBITDA of our non-guarantor subsidiaries to their operating income, see note (5) to the statement of operations of Great Wolf Resorts for the years ended December 31, 2009, 2008 and 2007 and six months ended June 30, 2010 and 2009, set forth under “Summary Consolidated Financial Data of Great Wolf Resorts.”

Optional Redemption	At any time prior to April 1, 2014, we may redeem the exchange notes, in whole or in part, at a price equal to 100% of the principal amount of exchange notes, redeemed, plus a “make-whole”

premium as described under “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest and Special Interest, if any, to the date of redemption. Commencing April 1, 2014, we may redeem the exchange notes, in whole or in part, at any time at a premium declining ratably to zero as described under “Description of Notes — Optional Redemption,” plus accrued and unpaid interest and Special Interest, if any, to the date of redemption.

Optional Redemption after Equity Offerings	At any time prior to April 1, 2013, we may redeem up to 35% of the outstanding exchange notes at a redemption price of 110.875% of the principal amount, plus accrued and unpaid interest, with the net cash proceeds of one or more equity offerings by Great Wolf Resorts that are contributed to us; provided that at least 50% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of such redemption and such redemption occurs within 60 days of the closing of the equity offering.

Change of Control Offer	If a change of control occurs, we must offer to repurchase the exchange notes at 101% of their principal amount, plus accrued and unpaid interest. We may not have sufficient funds available at the time of any change of control to effect the repurchase, if required.

Asset Sales and Events of Loss	If we or any of our restricted subsidiaries sell certain assets, we may be required to repurchase the exchange notes on the terms set forth in the “Description of Notes” section of this prospectus.

In addition, if we or any of our subsidiaries that own the Grapevine, Mason and Williamsburg Generation II resorts experience certain events of loss in respect of those Generation II resorts, we may be required to repurchase the exchange notes on the terms set forth in the “Description of Notes” section of this prospectus.

Certain Indenture Provisions	The indenture governing the exchange notes contains covenants restricting our, our restricted subsidiaries’ and, for certain covenants, our Parent Guarantors’ ability to:

• pay dividends or distributions or repurchase equity;

• incur additional debt;

• make investments;

• create liens on assets to secure debt;

• merge or consolidate with another company;

• transfer and sell assets;

• enter into transactions with affiliates;

• engage in other businesses;

• issue disqualified stock;

• create dividend and other payment restrictions affecting subsidiaries; and

• designate restricted and unrestricted subsidiaries.

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange offer solely to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the initial notes.

Original Issue Discount	Because the initial notes were issued with original issue discount, the exchange notes should be treated as having been issued with original issue discount for U.S. federal income tax purposes. Thus, U.S. Holders (as defined in “Certain United States Federal Income Tax Considerations”) will be required to include amounts representing any such original issue discount in gross income on a constant yield basis for United States federal income tax purposes in advance of the receipt of cash payments to which such income is attributable. See “Certain United States Federal Income Tax Considerations.”

Governing Law	The laws of the State of New York.

Absence of a Public Market for the Exchange Notes	The exchange notes are new securities with no established market for them. We cannot assure you that a market for these exchange notes will develop or that this market will be liquid. Please refer to the section of this prospectus entitled “Risk Factors — Risks Relating to the Exchange Offer — There may be no active or liquid market for the exchange notes.”

Form of the Exchange Notes	The exchange notes will be represented by one or more permanent global securities in registered form deposited on behalf of The Depository Trust Company with U.S. Bank National Association, as custodian. You will not receive exchange notes in certificated form unless one of the events described in the section of this prospectus entitled “Description of Notes — Book Entry; Delivery and Form — Exchange of Book Entry Notes for Certificated Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfers of these exchange notes will be effected only through, records maintained in book-entry form by The Depository Trust Company with respect to its participants.

Risk Factors	You should refer to the section entitled “Risk Factors,” beginning on page 23, for a discussion of certain risks involved in investing in the notes.

For additional information regarding the notes, see the “Description of Notes” section of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA OF GREAT WOLF RESORTS

Overview

The following summary consolidated financial data should be read in conjunction with, and are qualified by reference to, Great Wolf Resorts’ periodic SEC filings, which are incorporated by reference in this prospectus. The summary consolidated financial data as of and for the years ended December 31, 2009, 2008 and 2007, are derived from Great Wolf Resorts’ audited consolidated financial statements included in this prospectus. The summary consolidated financial data as of and for the six months ended June 30, 2010 and 2009, are derived from Great Wolf Resorts’ unaudited consolidated financial statements included in this prospectus. To review Great Wolf Resorts’ selected financial information for the years ended December 31, 2006 and 2005, see the information under the heading “Selected Consolidated Financial Data of Great Wolf Resorts”. The historical results are not necessarily indicative of future results.

Great Wolf Resorts’ consolidated financial information includes:

•	our subsidiary entity that provides resort development and management/licensing services;

•	our Traverse City, Kansas City, Sheboygan, Williamsburg, Pocono Mountains, Mason, Grapevine and Concord operating wholly-owned resorts;

•	our subsidiary that is the developer of experiential gaming products, less our noncontrolling interest, beginning in June 2010; and

•	our ownership interests in the Wisconsin Dells and Sandusky resorts through August 2009, when we sold our minority ownership interests in those resorts, and our equity interest in the Grand Mound resort in which we have an ownership interest but which we do not consolidate.

Because Great Wolf Resorts has no material assets or operations other than through us, our consolidated financial data is substantially the same as the consolidated financial data of Great Wolf Resorts, except that:

•	the Company is not liable for any of the $80.5 million of junior subordinated notes outstanding as of June 30, 2010 which are issued by Great Wolf Resorts;

•	the Company’s interest expense for the years ended December 31, 2009, 2008 and 2007 and the six months ended June 30, 2010 and 2009 does not include $6.3 million, $6.3 million and $5.3 million and $3.2 million and $3.0 million, respectively, which represents Great Wolf Resorts’ interest payments on the junior subordinated notes;

•	the Company is not liable with respect to Great Wolf Resorts’ guarantee of the $78.6 million mortgage loan owed by our subsidiary that owns the Concord resort nor the environmental indemnity granted by Great Wolf Resorts pursuant to the Concord loan;

•	the Company is not liable for the non-recourse carve-out provisions and environmental indemnities provided by Great Wolf Resorts with respect to our Pocono Mountains resort nor the non-recourse carve-out provisions provided by Great Wolf Resorts with respect to our Wisconsin Dells and Sandusky resorts or the environmental indemnity provided by Great Wolf Resorts with respect to our Grand Mound (Chehalis) resort; and

•	various ordinary course expenses, franchise taxes, corporate overhead and director fees are incurred by Great Wolf Resorts and not by the Company.

Great Wolf Resorts, Inc.

	Years Ended December 31,			Six Months Ended June 30,
	2009	2008	2007	2010	2009
				(Unaudited)	(Unaudited)
	(Dollars in thousands)

Statement of Operations:
Revenues:
Rooms	$154,751	$143,395	$112,261	$81,248	$76,655
Food, beverage and other	81,020	74,173	56,673	43,660	40,332
Management and other fees	1,990	2,798	2,855	1,195	991
Management and other fees — affiliates	4,973	5,346	4,314	1,980	2,434

	242,734	225,712	176,103	128,083	120,412
Other revenue from managed properties(1)	21,298	19,826	11,477	11,024	10,520

Total revenues	264,032	245,538	187,580	139,107	130,932
Net operating income (loss)	(24,463)	(25,666)	(2,883)	221	(3,031)
Net loss	(58,476)	(40,725)	(10,033)	(20,785)	(11,351)
Net loss attributable to Great Wolf Resorts, Inc.	$(58,476)	$(40,725)	$(9,581)	$(20,825)	$(11,351)
Non-GAAP Financial Measures:
EBITDA(2)(4)	$31,791	$18,181	$32,305	$31,899	$23,050
Adjusted EBITDA(3)(4)	66,009	67,567	51,070	32,041	32,421
Cash Flows:
Net cash provided by operating activities	$12,215	$33,534	$29,751	$18,270	$8,335
Net cash used in investing activities	(36,659)	(144,612)	(206,967)	(2,607)	(38,115)
Net cash provided by (used in) financing activities	31,126	106,712	99,035	(6,166)	38,584
Balance Sheet Data (end of period):
Total assets	$805,744	$840,061	$770,805	$805,872	$805,744
Total debt	550,071	507,051	396,302	553,467	550,071
Total liabilities	590,988	568,121	460,412	611,279	590,988
Total equity	214,756	271,940	310,393	194,593	214,756

(1)	Reflects reimbursement of payroll, benefits and costs related to the operations of properties managed by Great Wolf Resorts.

(2)	EBITDA is a non-GAAP performance measure. Great Wolf Resorts defines EBITDA as net income (loss) attributable to Great Wolf Resorts, Inc., adjusted to exclude the following items:

• interest expense, net of interest income,

• income tax expense or benefit, and

• depreciation and amortization.

Our management uses EBITDA: (i) as a measurement of operating performance because it assists in comparing Great Wolf Resorts’ operating performance on a consistent basis by removing the impact of items directly resulting from Great Wolf Resorts’ asset base (primarily depreciation and amortization) from Great Wolf Resorts’ operating results; (ii) for planning purposes, including the preparation of Great Wolf Resorts’ annual operating budget; (iii) as a valuation measure for evaluating Great Wolf Resorts’ operating performance and its capacity to incur and service debt, fund capital expenditures and expand its business; and (iv) as one measure in determining the value of other acquisitions and dispositions.

We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. Great Wolf Resorts also presents EBITDA because it is used by some investors as a way to measure its ability to incur and service debt, make capital expenditures and meet working capital requirements. We believe EBITDA is useful to an investor in evaluating Great Wolf Resorts’ operating performance because: (i) a significant portion of Great Wolf Resorts’ assets consists of property and equipment that are depreciated over their remaining useful lives in accordance with U.S. GAAP; (ii) it is widely used in the hospitality and entertainment industries to measure operating performance without regard to items such as depreciation and amortization; and (iii) we believe it helps investors meaningfully evaluate and compare the results of Great Wolf Resorts’ operations from period to period by removing the impact of items directly resulting from its asset base (primarily depreciation and amortization) from Great Wolf Resorts’ operating results. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of Great Wolf Resorts’ operating performance. We use EBITDA as one criterion for evaluating Great Wolf Resorts’ performance relative to that of our peers.

See “Non-GAAP Financial Information” for more information regarding EBITDA, including a discussion of the limitations of using EBITDA as an analytic tool.

(3)	Adjusted EBITDA is also a non-GAAP performance measure. Great Wolf Resorts defines Adjusted EBITDA as net income (loss) attributable to Great Wolf Resorts, Inc., adjusted to exclude the following items:

• interest expense, net of interest income,

• income tax expense or benefit,

• depreciation and amortization,

• non-cash employee and director compensation,

• costs associated with early extinguishment of debt or postponement of capital markets offerings,

• opening costs of projects under development,

• equity in earnings (loss) of unconsolidated related parties,

• gain or loss on disposition of property or investments,

• separation payments to senior executives,

• environmental liability costs,

• asset impairment charges,

• acquisition related expenses,

• debt extinguishment costs,

• non-controlling interests, and

• other appropriate items.

Our management uses Adjusted EBITDA for purposes similar to those for which it uses EBITDA. In addition, our management uses Adjusted EBITDA to evaluate Great Wolf Resorts’ performance, and the compensation committee of Great Wolf Resorts’ board of directors determines the annual variable compensation for certain members of our management based in part on Adjusted EBITDA.

We believe Adjusted EBITDA is useful to an investor in evaluating Great Wolf Resorts’ operating performance for the same reasons we believe EBITDA is useful and because it also eliminates a number of non-cash items and other items that do not reflect Great Wolf Resorts’ core operating performance on a consolidated basis, which allows investors to more easily compare Great Wolf Resorts’ performance over various reporting periods on a consistent basis. Although we believe that Adjusted EBITDA can make an evaluation of Great Wolf Resorts’ operating performance more consistent because it removes items that do not reflect its core operations, other companies in the hospitality industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to compare the performance of other companies to Great Wolf Resorts’ performance by using Adjusted EBITDA or similarly named non-GAAP measures that other companies may use.

See “Non-GAAP Financial Information” for more information regarding Adjusted EBITDA, including a discussion of the limitations of using Adjusted EBITDA as an analytic tool.

(4)	The following tables reconcile net loss attributable to Great Wolf Resorts, Inc. to EBITDA and Adjusted EBITDA for the periods presented:

	Years Ended December 31,			Six Months Ended June 30,
	2009	2008	2007	2010	2009
				(Unaudited)	(Unaudited)
	(Dollars in thousands)

Net loss attributable to Great Wolf Resorts Inc.	$(58,476)	$(40,725)	$(9,581)	$(20,825)	$(11,351)
Interest expense, net of interest income	33,430	25,853	12,129	21,225	14,078
Income tax expense (benefit)	459	(13,028)	(6,615)	369	(7,523)
Depreciation and amortization	56,378	46,081	36,372	31,130	27,216

EBITDA	$31,791	$18,181	$32,305	$31,899	$23,050
Opening costs for resorts under development(a)	6,877	6,685	10,228	7	6,824
Non-cash employee and director compensation(b)	1,139	222	5,080	1,061	469
Separation payments(c)	467	1,258	—	—	—
Environmental liability costs(d)	26	276	320	(1,227)	32
Loss on disposition of property(e)	255	317	1,286	19	191
Asset impairment loss(f)	24,000	—	—	—	—
Impairment loss on investment in affiliates(g)	—	18,777	—	—	—
Goodwill impairment(h)	—	17,430	—	—	—
Gain on sale of investment(i)	(962)	—	—	—	—
Net loss attributable to noncontrolling interest	—	—	(764)	40	—
Equity in loss of unconsolidated affiliates	2,416	4,421	2,615	(23)	1,115

Adjusted EBITDA	$66,009	$67,567	$51,070	$32,041	$32,421

(a)	Reflects expenses related to resorts under development or construction, including costs related to the opening of resorts or significant expansions of resorts. Expenses of $6,877 in 2009 primarily related to the development, construction and opening of the Concord resort and the expansion of the Grapevine resort. Expenses of $6,685 in 2008 primarily related to the development, construction and opening of the Grapevine, Grand Mound and Concord resorts. Expenses of $10,228 in 2007 primarily related to the development, construction and opening of the Mason and Grapevine resorts.

(b)	Reflects stock based compensation amounts for employees and directors.

(c)	Reflects severance payments made to named executive officers upon their termination of employment.

(d)	Reflects costs incurred at the Pocono Mountains resort related to remediation of wastewater discharges that were out of compliance with applicable permits and to prevent further out-of-compliance discharges.

(e)	Reflects losses on sales or disposition of fixed assets.

(f)	Represents a non-cash impairment charge recorded to decrease the carrying value of the Sheboygan resort to its estimated fair value.

(g)	Represents a non-cash impairment charge with respect to a 30.32% interest in the joint venture with CNL that owned the Wisconsin Dells and Sandusky resorts.

(h)	Represents a non-cash goodwill impairment charge related to the Kansas City and Mason resorts.

(i)	Reflects a gain recorded on the sale in August 2009 of the 30.26% interest in the joint venture with CNL.

Adjusted EBITDA of our non-guarantor subsidiaries is also a non-GAAP performance measure. We define Adjusted EBITDA of our non-guarantor subsidiaries as net operating income (loss) of our non-guarantor subsidiaries, plus investment income of non-guarantor subsidiaries, adjusted to exclude (i) depreciation and amortization of our non-guarantor subsidiaries, (ii) opening costs for resorts of our non-guarantor subsidiaries, (iii) environmental liability costs of our non-guarantor subsidiaries, (iv) loss on disposition of property of our non-guarantor subsidiaries and (v) asset impairment loss of our non-guarantor subsidiaries. The following table reconciles net operating income of our non-guarantor subsidiaries to Adjusted EBITDA of our non-guarantor subsidiaries for the year ended December 31, 2009 and six months ended June 30, 2010:

	Year Ended	Six Months Ended
	December 31, 2009	June 30, 2010
		(Unaudited)

Net operating (loss) income of non-guarantor subsidiaries	$(31,024)	$2,175
Investment income of non-guarantor subsidiaries	1,330	565
Depreciation and amortization of non-guarantor subsidiaries	26,352	13,122
Opening costs for projects under development of non-guarantor subsidiaries	4,976	7
Environmental liability costs of non-guarantor subsidiaries	26	(1,227)
Acquisition-related expenses	—	265
Loss on disposition of property of non-guarantor subsidiaries	64	9
Asset impairment loss of non-guarantor subsidiaries	24,000	—

Adjusted EBITDA of non-guarantor subsidiaries	$25,724	$14,916

See “Non-GAAP Financial Information” for more information regarding Adjusted EBITDA of non-guarantor subsidiaries, including a discussion of the limitations on using that measure as an analytic tool.

RISK FACTORS

Your decision whether to acquire the exchange notes will involves risk. You should carefully consider the following risks, information set forth in Great Wolf Resorts’ periodic SEC filings and other information in this prospectus before deciding to invest in the exchange notes. The following risks and uncertainties could materially and adversely affect our business, financial condition or operating results.

Risks Related to our Capital Structure and this Offering

Our substantial indebtedness could prevent us from fulfilling our obligations under the notes and may otherwise restrict our activities.

We have a significant amount of indebtedness. As of June 30, 2010, we had a total of approximately $483.3 million of indebtedness outstanding, consisting of:

•	approximately $230.0 million principal amount of notes due April 2017;

•	approximately $68.0 million of mortgage loan debt due January 2015 that is secured by our Traverse City and Kansas City resorts;

•	approximately $94.9 million of mortgage loan debt due December 2016 that is secured by our Pocono Mountains resort;

•	approximately $78.6 million of mortgage loan debt due April 2012 that is secured by our Concord resort; and

•	approximately $11.8 million in other debt.

As of June 30, 2010, Great Wolf Resorts, our parent company, had additional indebtedness outstanding, consisting of approximately $80.5 million of two series of junior subordinated notes due July 2017 and March 2035.

See Great Wolf Resorts’ periodic SEC filings, which are incorporated by reference in this prospectus and “Capitalization.”

Our outstanding indebtedness, including under the notes, could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to the notes;

•	limit our ability to obtain additional financing for funding our growth strategy, capital expenditures, acquisitions, working capital or other purposes, or require us to agree to additional restrictions and limitations on our business operations and capital structure to obtain additional financing;

•	limit our ability to refinance our existing debt;

•	require us to dedicate a substantial portion of our operating cash flow to service our debt, thereby reducing funds available for our growth strategy, capital expenditures, acquisitions, working capital and other purposes;

•	increase our vulnerability to adverse economic, regulatory and industry conditions and to interest rate fluctuations;

•	limit our flexibility in planning for, or responding to, changing business and economic conditions, including reacting to the current global economic recession;

•	place us at a competitive disadvantage relative to our competitors with less indebtedness; and

•	subject us to financial and other restrictive covenants, and our failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of our indebtedness.

Also, certain of our debt has variable interest rates, and if interest rates rise, our debt obligations could increase. As of June 30, 2010 approximately 16.3% of our consolidated outstanding debt had variable interest rates. If variable interest rates were to increase significantly, they could have a material adverse impact on our earnings and financial condition.

We expect we will be required to refinance our indebtedness. Our ability to refinance our indebtedness will depend on, among other things, our financial condition at the time, our financial performance, credit market conditions and the availability of financing. Our ability to refinance our indebtedness could be impaired if debt holders develop a negative perception of our long-term or short-term financial prospects. Such negative perceptions could result if we suffer a decline in the level of our business activity, among other reasons. In addition, because of disruptions in the worldwide credit markets, the economic downturn and its impact on our business or for other reasons, we may not be able to obtain refinancing on commercially reasonable terms or at all. Failure to refinance our indebtedness could have a material adverse effect on us and could require us to dispose of assets if we cannot refinance our indebtedness. We may be unable to sell some of our assets, or we may have to sell assets at a substantial discount from market value, either of which could materially adversely affect our results of operations.

The Company may be unable to generate sufficient cash, and as a holding company may not have access to the cash flow and other assets of its subsidiaries to service all of its indebtedness, including the notes, and its may be forced to take other actions to satisfy its obligations under such indebtedness, which actions may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on the financial condition and operating performance of us and our subsidiaries, which is subject to prevailing economic and competitive conditions and to financial, business and other factors beyond our control. We and our subsidiaries may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay or refinance our indebtedness, including the notes and our indebtedness under mortgage loan agreements. In addition, our interest expense will be significantly higher following the issuance of the notes than it currently is. If the cash flows and capital resources of us and our subsidiaries are insufficient to fund our debt service obligations, we and our subsidiaries could face substantial liquidity problems and may be forced to reduce or delay capital expenditures or growth strategies, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes and our mortgage debt. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

The Company is a holding company, and its operations are conducted through its subsidiaries, but none of the subsidiaries is obligated to make funds available to the Company for payment of the notes. Accordingly, the Company’s ability to make payments on the notes is dependent on the earnings and distributions of funds from its subsidiaries. Furthermore, the agreements governing our mortgage debt that is outstanding contain restrictions on the applicable borrower subsidiary to pay dividends or otherwise transfer assets to us unless certain financial tests are met. In particular, the mortgage loans secured by our Kansas City, Traverse City and Poconos resorts require us to meet certain debt service covenants in order to make distributions, which in the case of the Kansas City/Traverse City loan we do not currently meet. Because of that non-compliance, on September 13, 2010 the lenders of our Kansas City/Traverse City loan have elected to exercise their right to implement a lock-box cash management arrangement, which requires substantially all cash receipts for the two resorts to be moved each day to a reserve bank account and all excess cash to be deposited in a lender-controlled account. As a result our ability to distribute cash from the resorts to the Company will be significantly limited for the period during which the lock-box arrangement is in effect. The Concord loan documents require a partial payment of that loan in certain instances, all of which may reduce the amount of funds available to pay the notes.

Your right to receive payments on the notes is structurally subordinated to the rights of our non-guarantor subsidiaries’ existing and future creditors and holders of those subsidiaries’ preferred stock.

Our subsidiaries that own the Concord, Traverse City, Kansas City, Pocono Mountains and Sheboygan resorts and our subsidiary that owns a 49% equity interest in the Grand Mound resort and certain other Company subsidiaries will not guarantee the notes or provide any security for the notes. See “Description of Notes — Security.” The entities we have formed to develop and invest in the planned Foxwoods joint venture are unrestricted subsidiaries and will not guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to the Company.

As of June 30, 2010, we had consolidated assets of $805.9 million and consolidated total liabilities of $611.3, and the non-guarantor subsidiaries had total assets of $529.9 million and total liabilities of $390.1 million.

For the year ended December 31, 2009, we had:

•	consolidated total revenues of $264.0 million, and the non-guarantor subsidiaries had total revenues of $115.5 million;

•	consolidated total operating loss of $(24.5) million, and the non-guarantor subsidiaries had total operating loss of $(31.0) million;

•	consolidated net loss attributable to Great Wolf Resorts, Inc. of $(58.5) million, and the non-guarantor subsidiaries had total net loss of $(46.1) million; and

•	consolidated Adjusted EBITDA of $66.0 million, and the non-guarantor subsidiaries had Adjusted EBITDA of $25.7 million.

For the six months ended June 30, 2010, we had:

•	consolidated total revenues of $139.1 million, and the non-guarantor subsidiaries had total revenues of $64.7 million;

•	consolidated total operating income of $0.2 million, an the non-guarantor subsidiaries had total operating income of $2.2 million;

•	consolidated net loss attributable to Great Wolf Resorts, Inc. of $(20.8) million, and the non-guarantor subsidiaries had total net loss of $(6.0) million; and

•	consolidated Adjusted EBITDA of $32.0 million, and the non-guarantor subsidiaries had Adjusted EBITDA of $14.9 million.

Failure to refinance indebtedness of our non-guarantor subsidiaries as it comes due would have a material adverse effect on our results of operations. See “— Our substantial indebtedness could prevent us from fulfilling our obligations under the notes and may otherwise restrict our activities” above.

The underlying cash flow of any of the non-guarantor subsidiary resort properties securing outstanding mortgage loans those subsidiaries have borrowed may be insufficient to satisfy the expenses and debt service of the property, and we may seek to reduce the principal amounts of such loans or refinance such loans. We may not be able to refinance those loans as they mature on satisfactory terms under current market conditions. While we are pursuing alternatives for refinancing certain of that indebtedness, the process is complex and involves individual negotiations with multiple lenders, servicers and other potential financing sources. We may not be successful in such negotiations or be able to obtain modifications to such loans or obtain extensions or refinance those loans as they become due on acceptable terms, or at all. If we are unable to repay a substantial portion of the indebtedness as it matures or obtain satisfactory modifications or extensions of such indebtedness, the lenders would be able to foreclose on those mortgaged assets and no cash flow from such entities would be available to the Company, which could have a material adverse affect on our business, financial condition and results of operations.

Because Great Wolf Resorts has guaranteed payment with respect to the mortgage loan secured by the Concord resort property, Great Wolf Resorts will be fully liable for amounts outstanding under that mortgage loan if the borrowers default under the loan agreement. We also may not be able to refinance the mortgage loan, which matures in April 2012.

Great Wolf Resorts has provided a full payment guarantee of the mortgage loan secured by our Concord resort property, which had an outstanding principal amount of $78.6 million as of June 30, 2010 and is currently not subject to amortization. The loan requires monthly amortization payments on a 25-year basis beginning on September 30, 2010. The underlying cash flows from the Concord resort may not be able to satisfy the debt service obligations under the construction loan. In addition, the loan agreement contains various customary financial and operating debt compliance covenants, and the entity owning the Concord resort may not be able to comply with those covenants. Furthermore, we may be unable to refinance the construction loan, which matures in April 2012, on terms acceptable to us or at all. If the borrowers default under the loan agreement or if we are unable to refinance the loan prior to its maturity, Great Wolf Resorts would be required to assume the obligations under the loan, including the payment of any outstanding debt amounts.

While the property itself is subject to a mortgage to secure the mortgage loan, even in the event the property could be sold in a foreclosure to satisfy all or a portion of the outstanding debt, to the extent the proceeds of such sale are insufficient to satisfy the outstanding debt, Great Wolf Resorts would be liable for the remaining outstanding amount.

Any default or failure to refinance as described above could therefore have a material, adverse effect on our financial condition and could materially reduce the amount of cash we have available to fund our other needs including debt service, capital expenditures and growth initiatives, which could have a material, adverse effect on our business and results of operations. If we fail to refinance the loan at maturity in full in part, we may not have other sources of cash to repay the loan.

Because our subsidiary, Great Lakes Services, LLC, has guaranteed certain minimum payments related to our Sheboygan resort, if that resort does not generate sufficient cash flow to satisfy the minimum required payments, we may be required to satisfy such obligations, and such an undertaking could have an adverse effect on our financial condition.

In connection with the construction of our Sheboygan, Wisconsin resort, entities owned by our predecessor entered into agreements with the City of Sheboygan and The Redevelopment Authority of the City of Sheboygan, Wisconsin (collectively, the “City”) whereby the City funded certain costs of construction. The City funded $4.0 million toward the construction of the resort and related public improvements and $8.2 million toward construction of a convention center connected to the resort.

In exchange for the $4.0 million funding, the entity that owns the Sheboygan resort entered into a 98-year, 11-month ground lease at a rent of $1.00 per year for the resort and guaranteed certain minimum real and personal property tax payments over a 14-year period totaling $16.4 million. In exchange for the $8.2 million convention center funding, the entity owning the Sheboygan resort entered into a lease for the convention center with the City. The initial term of the lease is 25 1/2 years with 15 five-year renewal options. Under the lease, the entity owning the Sheboygan resort will satisfy repayment of the $8.2 million funding by making guaranteed minimum room tax payments totaling $25.9 million over the initial 25 1/2 term of the lease. The guaranteed minimum payments are calculated annually on a fiscal year basis throughout the 14-year and 25 1/2-year periods of the relevant leases. The minimum tax payment obligations with respect to both the resort and the convention center were guaranteed by the management company of Great Wolf Resorts’ predecessor.

Through transactions related to our initial public offering (collectively, the “IPO Transactions”), we acquired the entity owning the Sheboygan resort, which continued to be obligated under the ground lease and convention center lease and the minimum tax payment agreements. In the IPO Transactions, Great Lakes Services, LLC (which holds various management and licensing agreements as well as our intellectual property, including our trade name) assumed the guarantee of the minimum tax payment obligations by the management company of Great Wolf Resorts’ predecessor.

For the fiscal year ended December 31, 2009, the resort did not generate the required minimum room tax amounts. As a result, we remitted an additional $0.4 million to satisfy the minimum payments for that fiscal year. Future shortfalls in minimum payments under the tax payment guarantees may have a material, adverse effect on our business, financial condition and results of operations. A failure by us to pay such shortfalls may give the City recourse to the assets of Great Lakes Services, LLC, which could also have a material, adverse effect on our business and results of operations.

Because the Company and Great Wolf Resorts from time to time provide customary non-recourse carve-out and environmental guarantees and indemnities, the Company and Great Wolf Resorts may be liable under those guarantees and indemnities if certain defaults by the applicable borrowers under those loans or environmental losses occur.

Mortgage lenders often request that the parent companies or joint venture investors in mortgage borrowers enter into customary guarantees or indemnities with respect to certain misfeasance events and indemnities with respect to environmental liabilities. Misfeasance events covered by such non-recourse carve-out guarantees or indemnities typically include misappropriation or misapplication of funds, fraud or willful misrepresentation, waste of the property, failure to maintain required insurance, a prohibited transfer of the property or of an interest in the borrower and violation of separateness covenants or other single purpose entity requirements. In such events, any losses suffered by the lender would be recourse obligations of the guarantor. In addition, bankruptcy events such as voluntary bankruptcy filings by the borrowing entity or collusive involuntary bankruptcy filings against the borrowing entity, make the loan fully recourse to the guarantor.

Great Wolf Resorts has provided the following customary non-recourse carve-out and environmental guarantees and indemnities:

•	a non-recourse carve-out guarantee and environmental indemnity with respect to the loan secured by our Kansas City and Traverse City resort, which loan had an outstanding principal balance at June 30, 2010 of $68.0 million;

•	a non-recourse carve-out guarantee and environmental indemnity with respect to the loans secured by our Pocono Mountains resort, which loan had an outstanding principal balance at June 30, 2010 of $94.9 million;

•	a non-recourse carve-out guarantee with respect to 30% of the loan secured by the Wisconsin Dells and Sandusky resorts owned by a subsidiary of CNL (in which we formerly owned a 30.26% joint venture interest, which was sold to CNL in August 2009), which loan had an outstanding principal balance of $62.8 million at August 6, 2009, the day on which we sold our interest in the Wisconsin Dells and Sandusky resorts to CNL;

•	an environmental indemnity with respect to the loans secured by the Concord and Grand Mound resorts, which loans had outstanding principal balances at June 30, 2010 of $78.6 million and $99.6 million, respectively.

The Company is also a party to the non-recourse carve-out guarantee and environmental indemnity with respect to the Kansas City/Traverse City mortgage loan.

Any liability that the Company or Great Wolf Resorts may have under any of the guarantees or indemnities described above or under future similar guarantees or indemnities could have a material, adverse effect on our financial condition and could materially reduce the amount of cash we have available to fund our business and operations.

Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees and may require holders of the notes to return payments received in respect of the notes and the guarantees.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the notes or a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of an Issuer or guarantor.

The guarantee of a guarantor could be subject to such remedies if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

If such circumstances were found to exist, or if a court were to find that a guarantee was issued with actual intent to hinder, delay or defraud creditors, the court could void the guarantee or cause any payment by that guarantor pursuant to its guarantee to be voided and returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. In such event, the loss of a guarantee of the notes (other than in accordance with the terms of the indenture) will constitute a default under the indenture, which default could cause all notes to become immediately due and payable. Sufficient funds to repay the notes may not be available from other sources, including the remaining guarantors, if any. In addition, the court might direct you to repay any amounts that you already received from the guarantor.

In addition, our obligations under the notes may be subject to review under the same laws in the event of our bankruptcy or other financial difficulty. In that event, if a court were to find that when we issued the notes the factors listed above applied to us, or that the notes were issued with actual intent to hinder, delay or defraud creditors, the court could void our obligations under the notes, or direct the return of any amounts paid thereunder to us or to a fund for the benefit of our creditors.

In addition, a court may find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or the guarantees, respectively, if we or a guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to void the issuance of the notes or the guarantees, you may no longer have a claim against us or the guarantors.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a company would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may reduce that guarantor’s obligation to an amount that effectively makes such guarantee worthless.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination, if the court determines that:

•	the holder of the notes engaged in some type of inequitable conduct;

•	such inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holder of the notes; and

•	equitable subordination is not inconsistent with federal bankruptcy laws.

In the event of bankruptcy of the Parent Guarantors, the Issuers or any of our subsidiaries, the creditors or other parties in interest of the Parent Guarantors, the Issuers or any such subsidiary, could seek to have a bankruptcy court “substantively consolidate” the assets and liabilities of the Issuers, the Parent Guarantors and subsidiaries.

“Substantive consolidation” is an equitable doctrine used by bankruptcy courts to treat the assets and liabilities of different, but related, entities as though such assets and liabilities were held by a single merged entity in order to ensure the equitable treatment of all creditors. The application of the doctrine, which is an extraordinary remedy and is used sparingly, is fact-intensive and requires the consideration of factors, among others, such as whether creditors relied on the separate legal existence of the entities sought to be consolidated in extending credit and the manner in which the entities conducted themselves, both as a legal matter (such as whether corporate formalities were followed) and as a business matter (such as whether the entities were held out to the business world as separate and distinct entities or instead as a single, integrated business entity) and whether it would be possible to unwind the assets and liabilities of each entity.

While we believe that we observe the necessary corporate formalities, and certain loan documents, to which some of our subsidiaries are parties, have terms requiring those subsidiaries to maintain corporate formalities, maintain separate accounting for cash flows in our centralized cash management system and take other precautionary actions, in the event of a bankruptcy of the Parent Guarantors, the Issuers or any of our subsidiaries if a bankruptcy court were to find that we failed to observe such corporate formalities, the court may consider applying substantive consolidation. The application of substantive consolidation could reduce the amount a holder of notes will receive in a bankruptcy of the Parent Guarantors, the Issuers or any of our subsidiaries.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantial additional indebtedness, which could further exacerbate the risks associated with our existing substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The indenture contains some limitations on the ability of the Parent Guarantors, the Issuers and the restricted subsidiaries to incur indebtedness; nevertheless, it does not prohibit those entities or any unrestricted subsidiaries the Issuers may have from incurring additional indebtedness, which under certain circumstances could be substantial. For example, the indenture does not contain any restrictions on the incurrence of debt of an acquired entity or asset. If new indebtedness is added to our and our subsidiaries’ current indebtedness levels, the related risks that we and our subsidiaries now face would intensify.

The covenants under the indenture and our mortgage loan agreements include restrictive covenants that may limit our operating and financial flexibility.

The indenture governing the notes contains, and future financing agreements may contain, covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest. These include restrictions on our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	make any restricted payments, such as dividends or distributions on, or redeem or repurchase, capital stock;

•	prepay, redeem or repurchase specified indebtedness;

•	merge, consolidate or sell assets or enter into other business combination transactions;

•	make acquisitions, capital expenditure investments or other investments;

•	enter into transactions with affiliates;

•	incur certain liens;

•	use proceeds from sale of assets;

•	permit limitations on the ability of our subsidiaries to make payments to us and our restricted subsidiaries;

•	impair the collateral; and

•	change our business.

In addition, the terms of our mortgage loan agreements impose significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions could also have a negative impact on our business, financial condition and results of operations by significantly limiting or prohibiting us and/or our subsidiaries from engaging in certain actions, including:

•	the distribution of cash or the payment of dividends by our subsidiaries to us;

•	incurring or guaranteeing additional indebtedness;

•	transferring or selling assets currently held by us;

•	transferring ownership interests in certain of our subsidiaries; and

•	reducing our tangible net worth below specified levels.

In addition, the agreements governing the mortgage loan secured by our Concord resort require Great Wolf Resorts to maintain a minimum consolidated tangible net worth.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and financial tests. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements which may contain cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing such debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We may not be granted waivers or amendments to these agreements if for any reason we are unable to comply with these agreements and we cannot guarantee that we will be able to refinance our debt on terms acceptable to us or at all.

We and the owners and developers of our licensed and managed resorts may not be able to obtain additional financing on favorable terms, if at all.

We expect that we will require additional financing over time, the amount of which will depend on a number of factors, including the number of resorts we construct or improve, the amounts of our investments in joint ventures, additions to our current resorts and the cash flow generated by our resorts and management and licensing agreements. The terms of any additional financing we may be able to procure are unknown at this time. Our access to third-party sources of capital depends, in part, on some or all of the following:

•	general capital market conditions;

•	capital providers’ perception of our growth potential and growth potential in the real estate sector in general;

•	our then-current debt levels;

•	our then-current and expected future earnings;

•	our cash flow; and

•	the market price per share of our common stock.

The owners and developers of our licensed and managed resorts face similar risks, since they will require financing to construct and improve those resorts. Failure to obtain sufficient financing could have a material adverse effect on our growth strategies and on our business, financial condition and results of operations.

Issues affecting financial institutions could adversely affect financial markets generally as well as our ability to raise capital or access liquidity.

Factors that we cannot control, such as disruption of the financial markets or negative views about the financial services industry generally, could impair our ability to raise necessary funding. The creditworthiness of many financial institutions may be closely interrelated as a result of credit, derivative, trading, clearing or other relationships among the institutions. As a result, concerns about, or a default or threatened default by, one institution could lead to significant market-wide liquidity and credit problems, losses or defaults by other institutions. This may adversely affect the financial institutions, such as banks and insurance providers, with which we interact on a daily basis, and therefore could adversely affect our ability to raise needed funds or access liquidity.

We may be unable to raise the funds necessary to finance the change of control offer provision required by the indenture.

Upon the occurrence of certain specific kinds of change of control events, we are required to offer in cash to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of repurchase. The source of funds for any such repurchase would be our available cash or cash generated from operations or other sources, including borrowings, sales of equity or funds provided by a controlling person or entity. Any holders of other debt securities that we may issue in the future that rank equally in right of payment with the notes may also have this right. Our failure to offer to repurchase the notes, or to repurchase notes tendered, following a change of control will result in a default under the indenture governing the notes, which could lead to a cross-default under the terms of our other debt. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes. Moreover, any future indebtedness that we may incur may restrict our ability to repurchase the notes, including following a change of control event. As a result, following a change of control event, we would not be able to repurchase the notes unless we first repaid all indebtedness outstanding under any of our other indebtedness that contains similar provisions or obtained a waiver from the holders of such indebtedness to permit us to repurchase the notes. We may be unable to repay all of that indebtedness or obtain a waiver of that type. Any requirement to offer to repurchase notes may therefore require us to refinance our other outstanding debt, which we may not be able to do on commercially reasonably terms, if at all. These repurchase obligations may also delay or make it more difficult for others to obtain control of us.

In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indenture. See “Description of Notes — Repurchase at the Option of Holders.”

No active public trading market exists for the notes, which could limit your ability to sell the notes.

There is currently no public market for the notes and we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, you may not be able to resell your notes at their fair market value or at all.

Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results and the market for similar securities. We have been informed by the initial purchasers that they currently intend to make a market in the notes. However, the initial purchasers may cease their market-making at any time. We do not intend to apply for listing the notes on any securities exchange.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any market for the notes may be subject to similar disruptions. Any such disruptions may adversely affect you as a holder of the notes.

If a bankruptcy petition were filed by or against us, holders of the notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture governing the notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

The exchange notes should be treated as issued with original issue discount for U.S. federal income tax purposes.

Because the initial notes were issued with original issue discount, the exchange notes should be treated as issued with original issue discount for U.S. federal income tax purposes. Thus, U.S. Holders (as defined in “United States Federal Income Tax Considerations”) will be required to include such original issue discount in gross income (as ordinary income) for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income and regardless of the U.S. Holder’s method of tax accounting. See “Certain United States Federal Income Tax Considerations.”

Risks Related to the Exchange Offer

The issuance of the exchange notes may adversely affect the market for the initial notes.

To the extent the initial notes are tendered and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted initial notes could be adversely affected. Because we anticipate that most holders of the initial notes will elect to exchange their initial notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any initial notes remaining after the completion of this exchange offer may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offer — Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences.”

Some persons who participate in the exchange offer must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the Commission contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under this act. We do not and will not assume, or indemnify you against, this liability.

Risks Related to the Collateral

The secured guarantees are not secured by all of our assets, and the liens on the collateral may be subject to limitations.

The secured guarantees are secured only by the collateral described in this prospectus under “Description of Notes — Security.” The secured guarantees are secured only by certain assets of our subsidiaries that directly or indirectly own, or are subsidiaries of such owners of, the Grapevine, Mason and Williamsburg

Generation II resorts, including the real property and improvements thereon, subject to certain permitted liens. See “Description of Notes — Certain Definitions — Permitted Liens.” The secured guarantees are not secured by any assets of the Issuers, or any of the Company’s other subsidiaries. The Company’s subsidiaries that own the Concord, Traverse City, Kansas City, Pocono Mountains and Sheboygan resorts and the Company’s subsidiary that owns a 49% equity interest in the Grand Mound (Chehalis) resort, as well as certain other Company subsidiaries, do not guarantee the notes or provide any security for the secured guarantees. See “Description of Notes — Security.”

Additionally certain categories of assets are excluded from the collateral securing the secured guarantees. See “Description of Notes — Certain Definitions — Excluded Assets.” We also may acquire additional assets that will not constitute collateral for the notes or the note guarantees. In addition, the indenture permits liens in favor of third parties to secure additional debt, including purchase money indebtedness and capital lease obligations. Certain permitted liens on the collateral securing the secured guarantees may allow the holder of such lien to exercise rights and remedies with respect to the collateral subject to such lien that could adversely affect the value of such collateral and the ability of the collateral agent or the holders of the notes to realize or foreclose upon such collateral. See “Description of Notes — Certain Definitions — Permitted Liens.”

Proceeds from the collateral securing the secured guarantees may be inadequate to satisfy payments on the notes.

The value of the collateral will depend on market and economic conditions at the time, the availability of buyers and other factors beyond our control. The proceeds of any sale of the collateral following a default by us may not be sufficient to satisfy the amounts due on the notes. No appraisal of the fair market value of the collateral has been prepared in connection with this offering, the value of the interest of the holders of the notes in the collateral may not equal or exceed the principal amount of the notes. The collateral is by its nature illiquid, and therefore may not be able to be sold in a short period of time or at all. A significant portion of the collateral, including the real property included in the collateral, includes assets that may only be usable as part of our existing operating business. The sale of the collateral may not be sufficient to repay the holders of the notes all amounts owed under the notes.

If the value of the collateral is less than the principal amount of the notes, then in the event of a bankruptcy, you will have only an unsecured claim against the assets of the Issuers and the guarantors to the extent of such shortfall. If the assets of the guarantors exceed the value of the guarantee, then you would have a secured claim against the assets of the guarantors in the full amount of the guarantee. See “— The value of the collateral securing the secured guarantees may not be sufficient to secure post-petition interest or other payments on the guarantees or the notes.”

It may be difficult to realize the value of the collateral securing the secured guarantees.

The collateral agent’s ability to foreclose on the collateral securing the secured guarantees on your behalf may be subject to perfection and recordation, the consent of third parties, priority issues, state law requirements and practical problems associated with the realization of the collateral agent’s security interest or lien on the collateral, including cure rights, foreclosing on the collateral within the time periods permitted by third parties or prescribed by laws, statutory rights of redemption, and the effect of the order of foreclosure. The consents of any third parties and approvals by government entities may not be given when required to facilitate a foreclosure on such assets. Moreover, certain permits and licenses that are required to operate the resorts, such as liquor licenses, may not be transferable under local law. Accordingly, the collateral agent may not have the ability to foreclose upon the resorts or assume or transfer the right to operate the resorts. Therefore, any foreclosure on the collateral may not be sufficient to acquire all resort assets necessary for operations or sale as a going concern or to make payment on the notes.

The imposition of certain permitted liens will cause the asset on which such liens are imposed to be excluded from the collateral securing the secured guarantees. There are also certain other categories of property that are also excluded from the collateral.

While we cannot remove the Williamsburg, Grapevine and Mason resort properties from the collateral except with the consent of the requisite holders of notes, the indenture permits certain liens in favor of third parties to secure purchase money indebtedness, mortgage debt and capital lease obligations, and any assets subject to such liens will be excluded from the collateral securing the guarantees, even if it is held by a subsidiary that has otherwise pledged all of its assets to secure its guarantee of the notes. Our ability to incur purchase money indebtedness and capital lease obligations is subject to limitations, as described in “Description of Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” Other categories of excluded assets and property include certain real property, certain contracts, certain equipment, assets of unrestricted subsidiaries and foreign subsidiaries, certain capital stock and other securities of certain of our existing subsidiaries, certain stock of foreign subsidiaries and certain trademark applications. See “Description of Notes — Certain Definitions — Excluded Assets.” Excluded assets will not be available as collateral to secure the secured guarantors’ obligations under their guarantees. As a result, with respect to the excluded assets, the notes and the guarantees will effectively rank equally with any other unsubordinated indebtedness of the owner of such excluded asset that is not itself secured by the excluded assets. See “— Your right to receive payments on the notes is structurally subordinated to the rights of our non-guarantor subsidiaries’ existing and future creditors and holders of those subsidiaries’ preferred stock.”

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the secured guarantees.

While we cannot sell the Williamsburg, Grapevine and Mason resort properties without obtaining the requisite consent of the holders of the notes, the collateral documents allow us to remain in possession of, retain exclusive control over, to freely operate and to collect, invest and dispose of any income from, much of the other collateral securing the guarantees.

In addition, the Issuers and our subsidiaries will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939 if we determine, in good faith based on advice of counsel, that, under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom, and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). With respect to such releases, we must deliver to the collateral agent, from time to time, an officers’ certificate to the effect that all releases and withdrawals during the preceding year in which no release or consent of the collateral agent was obtained in the ordinary course of our business were not prohibited by the indenture. See “Description of Notes — Security — Compliance with the Trust Indenture Act.”

No pledge of capital stock, other securities and similar items of any subsidiary will secure the secured guarantees.

The secured guarantees will not be secured by a pledge of the capital stock, other securities or similar items of the Issuers and their subsidiaries, including the secured guarantors and their subsidiaries. It may be more difficult, costly and time-consuming for holders of the notes to foreclose on the assets of a subsidiary guarantor than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be significantly less than those that would have been received upon any sale of the capital stock or other securities of such subsidiary guarantor.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the guarantees will be released, without the consent of the holders of the notes or the consent of the trustee for the notes.

While we cannot remove the Williamsburg, Grapevine and Mason resort properties from the collateral except with the consent of the holders, under various circumstances, all or a portion of the other collateral securing the secured guarantees will be released, including a taking by eminent domain, condemnation or other similar circumstances or a sale, transfer or other disposal or liquidation of such collateral in a transaction not prohibited under the indenture.

We and our subsidiaries may be able to incur additional indebtedness that is secured and therefore effectively senior to any unsecured guarantees. In addition, the imposition of permitted liens on our assets may affect the amount or value of the assets available to satisfy the notes.

We and our subsidiaries will, under certain circumstances, be able to incur additional indebtedness, which may be secured by security interests or liens in the assets of those subsidiaries. We or any restricted subsidiary may incur additional secured indebtedness under the indenture, including the issuance of additional notes or the incurrence of other forms of secured indebtedness, subject to certain specified conditions. See “Description of Notes — Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” If secured indebtedness is incurred by the Issuers or a guarantor, such secured indebtedness would rank effectively senior to the notes or any unsecured guarantees of the notes, to the extent of the collateral securing such indebtedness. To the extent that liens permitted under the indenture and other rights, including liens on excluded assets, such as those securing purchase money obligations and capital lease obligations granted to other parties, encumber any of our assets, those assets would not constitute collateral, even if held by the secured guarantors. In addition, any of the foregoing parties may have or may exercise rights and remedies with respect to our assets that could adversely affect the value of the collateral and the ability of the collateral agent, the trustee or the holders of the notes to realize or foreclose on the collateral.

Delivery, recordation and perfection of mortgages, security interests in and/or other liens upon collateral after the closing date of this offering increases the risk that such mortgages, security interests and other liens may be avoidable in bankruptcy.

Mortgages, security interests in and other liens upon certain collateral (including, in particular, collateral acquired after the closing of this offering) may be obtained after the closing date of this offering. If the grantor of any such mortgage, security interest or lien were to become the subject of a bankruptcy proceeding after the closing date of the offering, any such mortgage, security interest in or lien upon other collateral delivered after the closing date of the offering would face a risk of being avoided as a preference under Title 11 of the U.S. Bankruptcy Code if certain events or circumstances exist or occur, including if the grantor is insolvent at the time the mortgage, security interest or lien is granted, the collateral documents would permit holders of notes to receive greater recovery than if the mortgage, security interest or lien had not been given and, in each case, a bankruptcy proceeding in respect of the grantor is commenced within 90 days following the grant of such mortgage, security interest or lien (or, in certain circumstances, a period longer than 90 days). If the grant of any such mortgage, security interest or lien is avoided as a preference, holders of notes would lose the benefit of that mortgage, security interest or lien.

State law may limit the ability of the collateral agent, trustee and the holders of the notes to foreclose on the real property and improvements included in the collateral.

The subsidiary guarantees from our subsidiaries that own the Grapevine, Mason and Williamsburg Generation II resorts and related assets are secured by, among other things, liens on real property and improvements located in the states of Texas, Ohio and Virginia, which are the states where those resorts are located, respectively. The laws of those states govern the perfection, enforceability and foreclosure of mortgage liens against real property interests located in those states that secure debt obligations such as the secured guarantees and may limit the ability of the trustee and the holders of the notes to foreclose on the improved real property collateral located in those states. Those laws may also impose procedural requirements for foreclosure different from and necessitating a longer time period for completion than the requirements for foreclosure of security interests in personal property. Debtors may have the right to reinstate defaulted debt (even if it has been accelerated) before the foreclosure date by paying the past due amounts and a right of redemption after foreclosure. Governing laws may also impose “security first” and “one form of action” rules, which rules can affect the ability to foreclose or the timing of foreclosure on real and personal property collateral regardless of the location of the collateral and may limit the right to recover a deficiency following a foreclosure.

The holders of the notes and the trustee also may be limited in their ability to enforce a breach of the covenants in the indenture described under “Description of Notes — Collateral Asset Sales” and “Description of Notes — Liens.” Some decisions of state courts have placed limits on a lender’s ability to prohibit and to accelerate debt secured by real property upon breach of covenants prohibiting sales or assignments or the creation of certain junior liens or leasehold estates, and the lender may need to demonstrate that enforcement of such covenants is reasonably necessary to protect against impairment of the lender’s security or to protect against an increased risk of default. Although the foregoing court decisions may have been preempted, at least in part, by certain federal laws, the scope of such preemption, if any, is uncertain. Accordingly, a court could prevent the trustee and the holders of the notes from declaring a default and accelerating the notes by reason of a breach of these covenants, which could have a material adverse effect on the ability of the holders of the notes to enforce their remedies.

The interest of holders of notes in the collateral may be adversely affected by the failure to record and/or perfect security interests and other liens in certain collateral.

The security interests and other liens in the collateral securing the secured guarantees include security interests and other liens in certain assets whether now owned or acquired in the future. In addition to a first mortgage on the resort properties, the secured guarantees are secured by a security interest in certain assets constituting personal property related to the operation and ownership of such resorts. The security interests in personal property that would be perfected other than by the filing of a financing statement will not be perfected. For example, the collateral agent will not be perfecting its security interests in our cash or deposit accounts. Also, the mortgage liens and security interests may not be perfected or validly created with respect to the applicable secured guarantees if the collateral agent has not taken the actions necessary to perfect or validly create any of those mortgage liens or security interests at or prior to the time of issuance of the notes. The inability or failure of the collateral agent to take all actions necessary to create properly perfected security interests or validly created liens on the collateral may result in the loss of the priority or validity of the security interest or lien for your benefit to which holders of the notes would have been entitled had such perfection or valid creation of such security interests or liens been effectuated by the collateral agent.

The collateral agent obtained a new title insurance policy to insure the priority of each of the mortgage liens securing the secured guarantees of the notes by our subsidiaries that own the Grapevine, Mason and Williamsburg Generation II resorts. If a title defect results in a loss, title insurance proceeds received by the collateral agent may not be sufficient to satisfy all obligations, including the notes.

The trustee under the indenture may be unable to foreclose on the collateral, or exercise associated rights and pay holders any amount due on the notes.

Under the indenture governing the notes, if any event of default occurs, including defaults in payment of interest or principal on the notes when due at maturity or otherwise, the trustee may accelerate the notes, and among other things, the collateral agent appointed under the indenture may initiate proceedings to foreclose on the collateral securing the secured guarantees and exercise associated rights. The right of the collateral agent to repossess and dispose of the collateral after the occurrence of an event of default is likely to be significantly impaired or, at a minimum, delayed by applicable U.S. bankruptcy laws if a bankruptcy proceeding were to be commenced involving us or any subsidiary guarantor prior to the trustee’s disposition of the collateral. For example, under applicable U.S. bankruptcy laws, a secured creditor is prohibited from repossessing and selling its collateral from a debtor in a bankruptcy case without bankruptcy court approval. For a more detailed description of fraudulent transfers, see “— Federal and state statutes allow courts, under specific circumstances, to void the notes and the guarantees and may require holders of the notes to return payments received in respect of the notes and the guarantees” and “— Delivery, recordation and perfection of mortgages, security interests in and/or other liens upon collateral after the closing date of this offering increases the risk that such mortgages, security interests and other liens may be avoidable in bankruptcy.” Under any of these circumstances, you may not be fully compensated for your investment in the notes in the event of a default by us.

The value of the collateral securing the secured guarantees may not be sufficient to secure post-petition interest or other payments on the guarantees or the notes.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against Great Wolf Resorts or the Issuers, the holders of the notes will only be entitled to post-petition interest, fees, costs or charges under U.S. bankruptcy laws to the extent that the value of their security interest in the collateral is greater than the amount of their pre-bankruptcy claim. The holders of the notes that have (through the secured guarantees) a security interest in the collateral with a value equal or less than their pre-bankruptcy claim will not be entitled to post-petition interest under U.S. bankruptcy laws. No appraisal of the fair market value of the collateral has been prepared in connection with this offering. The value of the holders of the notes’ interest in the collateral may not exceed the principal amount of the notes. If the value of the collateral is less than the principal amount of the notes, then in the event of a bankruptcy, holders of the notes will have only an unsecured claim against the Issuers and the guarantors to the extent of such shortfall. See “— Proceeds from collateral securing the secured guarantees may be inadequate to satisfy payments on the notes” and “Description of Notes.”

The collateral securing the secured guarantees includes real property and, as a result, holders of the notes may be subject to certain environmental risks.

Real property pledged as security may be subject to known and unknown environmental risks or liabilities that can adversely affect the property’s value or result in investigative or remedial costs or liabilities that could be material. In addition, under the federal Comprehensive Environmental Response, Compensation, and Liability Act, as amended (“CERCLA”), a secured lender may be held liable, in certain limited circumstances, for the costs of remediating a release of, or preventing a threatened release of, hazardous substances at a mortgaged property or at an owned property after foreclosure. There may be similar risks under state laws or common law theories.

Under CERCLA, a person “who, without participating in the management of a vessel or facility, holds indicia of ownership primarily to protect his security interest” is not a property owner, and thus not a responsible person under CERCLA. Lenders seldom have been held liable under CERCLA. The lenders who have been found liable generally have been found to have been sufficiently involved in the mortgagor’s operations so that they have “participated in the management of the borrower.” CERCLA does not specify the level of actual participation in management. CERCLA was amended in 1996 to provide certain safe harbors for foreclosing lenders. However, the courts have not yet issued any definitive interpretations of the extent of these safe harbors. There currently is no controlling authority on this matter.

The collateral is subject to casualty risks, which may limit the ability of holders of the notes to recover as secured creditors for losses to the collateral, and which may have an adverse impact on our operations and results.

The indenture and the collateral documents will require us and the guarantors to maintain adequate insurance or otherwise insure against risks to the extent customary for companies in the same or similar business operating in the same or similar locations. However, there are certain losses, including losses resulting from terrorist acts, that may be either uninsurable or not economically insurable, in whole or in part. As a result, any insurance proceeds we receive may not compensate us fully for our losses. If there is a total or partial loss of any of the collateral, any insurance proceeds received by us may not be sufficient to satisfy all of our obligations, including the notes. In addition, insurance proceeds may not be applied to repayment of the notes, and under certain circumstances set forth in the indenture and the collateral documents will be available to the applicable guarantor.

In the event of a total or partial loss affecting any of the mortgaged facilities securing the secured guarantees, certain items of equipment and inventory may not be easily replaced. Accordingly, even though there may be insurance coverage, the extended period needed to obtain replacement units or inventory may cause significant delays, which may have an adverse impact on our operations and results. In addition, certain zoning laws and regulations may prevent rebuilding substantially the same facilities in the event of a casualty, which may have an adverse impact on our operations and results.

The collateral is subject to condemnation risks, which may limit the ability of the holders of the notes to recover as secured creditors for losses to the collateral consisting of mortgaged properties, and which may have an adverse impact on our operations and results.

It is possible that all or a portion of the mortgaged properties securing the secured guarantees may become subject to a condemnation proceeding. In such event, we may be compensated for any total or partial loss of property but it is possible that such compensation will be insufficient to fully compensate us for our losses. In addition, a total or partial condemnation may interfere with our ability to use and operate all or a portion of the affected facility, which may have an adverse impact on our operations and results. In addition, condemnation proceeds may not be applied to repayment of the notes, and under certain circumstances set forth in the indenture and the collateral documents, will be available to the applicable guarantor.

Our failure to obtain requisite consents of third parties to the grant of a security interest in certain collateral to the collateral agent for your benefit may adversely affect you.

In certain instances, in order to grant a security interest in certain collateral to the collateral agent for the benefit of the holders of the notes, we may be required to obtain the consent of third parties. While we have agreed to obtain such consent, we may not be able to obtain them. Failure to obtain such consent may result in the failure to create a security interest in such collateral by the collateral agent on your behalf, or the inability to enforce such security interest.

Our ability to use and operate certain portions of any future facilities may be limited by the validity of, or a default or termination under, real property leases and your ability to recover as a secured creditor may be affected by a default or termination under such leases, as well as by our ability to obtain landlord consent to leasehold mortgages on such leases.

In the future, we may lease certain new facilities, or portions thereof, from third party landlords. In order to obtain leasehold mortgages on those facilities, we might need to obtain consents from the applicable landlords, which consents may not be obtained. If we do not obtain landlord consents, then you will not be able to obtain leasehold mortgages and will not be secured with respect to the leased portions of the facilities. In addition, the invalidity of, or default or termination under, any such leases may interfere with our ability to use and operate all or a portion of certain of our facilities, which may have an adverse impact on our operations and results.

Risks Related to Our Business Activities

Current economic conditions, including recent disruptions in the financial markets, may adversely affect our industry, business and results of operations, our ability to obtain financing on reasonable and acceptable terms and the market price of our common stock.

The United States economy has undergone a major recession and the future economic environment may continue to be less favorable than that of prior years. This recession has and could further lead to reduced consumer and commercial spending in the foreseeable future. The hospitality industry has experienced significant downturns in connection with declines in general economic conditions. For example, we believe that lower than expected occupancy and average daily room rates in recent periods at our Traverse City, Sandusky and Sheboygan resorts are due, in part, to the adverse economic conditions in the regions in which these resorts are located. Declines in consumer and commercial spending have driven us and our competitors to reduce pricing, which has had a negative impact on our results of operations. A continued softening in the economy may adversely and materially affect our industry, business and results of operations and we cannot accurately predict how severe and prolonged any downturn might be. Moreover, reduced revenues as a result of a softening of the economy may also reduce our working capital and interfere with our long term business strategy.

Our business model is highly dependent on consumer spending, because the majority of our revenues are earned from leisure guests and a vacation experience at one of our resorts is a discretionary expenditure for a family. Over the past three years, the slowing U.S. economy has led to a decrease in credit for consumers and a related decrease in consumer discretionary spending. Through the second quarter of 2010, consumers continued to deal with several negative economic impacts that have developed over the past three years including:

•	severe turbulence in the banking and lending sectors, which has led to a general lessening of the availability of credit to consumers;

•	an increased national unemployment rate;

•	a continuing decline in the national average of home prices and an increase in the national foreclosure rate; and

•	high volatility in the stock market that led to substantial declines in stock values and aggregate household wealth from 2007 to 2010.

These and other factors impact the amount of discretionary income for consumers and consumer sentiment toward discretionary purchases. As a result, these types of items could negatively impact consumer spending in future periods. A sustained decrease in overall consumer discretionary spending could have a material, adverse effect on our business, financial condition and results of operations.

The United States equity and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings materially less attractive, and in certain cases have resulted in the unavailability of certain types of financing. In particular, the market for securitized debt (which we have used in the past for certain financing transactions) has been dramatically reduced over the past three years. Continued uncertainty in the equity and credit markets may negatively impact our ability to access additional short-term and long-term financing, including future debt securitization transactions and construction financing, on reasonable terms or at all, which would negatively impact our liquidity and financial condition. A continued downturn in the equity or credit markets may cause us to seek alternative sources of potentially less attractive financing, and may require us to adjust our business operations accordingly. These disruptions in the financial markets also may adversely affect our credit rating and the market value of our common stock.

In addition, if the current pressures on credit continue or worsen, we may not be able to refinance, if necessary, our outstanding debt when due, which could have a material adverse effect on our business. If our operating results worsen significantly and our cash flow or capital resources prove inadequate, or if interest rates increase significantly, we could face liquidity problems that could materially and adversely affect our results of operations and financial condition.

We may not be able, by ourselves or with others, to develop new resorts or further develop existing resorts on a timely or cost efficient basis, which would adversely affect our growth strategy.

As part of our growth strategy, we currently intend to develop, or license others to develop, additional resorts or possibly further expand certain of our existing resorts. Development involves substantial risks, including the following risks:

•	development costs may exceed budgeted or contracted amounts or may exceed available capital;

•	increases in the costs of materials or supplies used in construction of our resorts;

•	changes in applicable building codes, construction materials, labor costs or construction methodologies may increase development costs;

•	delays in architectural or other design-related services, or in the commencement or completion of construction;

•	failure to obtain all necessary zoning, land use, occupancy, construction, operating and other required governmental permits and authorizations;

•	changes in real estate, zoning, land use, environmental and tax laws;

•	unavailability to us and other investors and/or developers of financing on favorable or any terms;

•	failure of developed properties to achieve desired revenue or profitability levels once opened;

•	negative changes in the local markets, the local competitive environment or in local economic conditions that occur between the commencement of development and the completion of the resort;

•	scarcity of suitable development sites, due to existing development, physical limitation or competition for sites from competitors that may have greater financial resources or risk tolerance than we do or other factors; and

•	incurrence of substantial costs in the event a development project is abandoned or modified prior to completion.

In particular, resort construction projects entail significant risks, including shortages of design and construction expertise, materials or skilled labor, unforeseen engineering, environmental or geological problems, work stoppages, weather interference, floods and unanticipated cost increases. There are also a limited number of suppliers and manufacturers of the equipment we use in our indoor waterparks. We may not be able to successfully manage any future development to minimize these risks, and present or future developments may not perform in accordance with our previous developments or our expectations. The failure to successfully develop our new resorts could have a material, adverse effect on our growth strategies and our business, financial condition and results of operations.

We compete with other family vacation travel destinations and resorts.

Our resorts compete with other forms of family vacation travel and leisure activities, including theme, water and amusement parks and other recreational activities. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe the principal competitive factors of a family entertainment resort include:

•	location,

•	room rates,

•	name recognition,

•	reputation,

•	the uniqueness and perceived quality of the attractions and amenities,

•	the atmosphere and cleanliness of the attractions and amenities,

•	the quality and perceived value of the lodging accommodations,

•	the quality and perceived value of the food and beverage service,

•	convenience,

•	service levels, and

•	reservation systems.

Many of our markets have become more competitive in the past five years, including in particular our Wisconsin Dells, Sandusky, Traverse City, Kansas City, Williamsburg, Pocono Mountains and Mason markets. For example, we believe that lower than expected occupancy and average daily room rates at our Mason resort are due, in part, to the opening of competitive properties in the region. We anticipate that competition within some of our markets will increase further in the foreseeable future. A number of other resort operators are developing family entertainment resorts with indoor waterparks that will compete with some or all of our resorts. We compete for guests and for new development sites with certain of these entities that may have greater financial resources than we do and better relationships with lenders and sellers of real estate. These entities may be able to accept more risk than we can prudently manage and may have greater marketing and financial resources. Further, new or existing competitors may significantly reduce their rates, as they have in the past, or offer greater convenience, services or amenities, significantly expand or improve resorts, including the addition of “thrill rides,” in markets in which we operate. Such events could materially adversely affect our business and results of operations.

We have a history of losses and we may not be able to achieve or sustain profitability.

We incurred net losses for the previous six fiscal years. We cannot guarantee that we will become profitable. Even if we do become profitable, given the increasing competition in our industry, current economic conditions and capital-intensive nature of our business, we may not be able to sustain or increase any profitability we may achieve in the future on a quarterly or annual basis, and our failure to do so could adversely affect our business and financial condition.

We may not be able to achieve or manage our expected growth, which could adversely affect our operating results.

Since 1999, we have experienced substantial growth as we have grown from one resort to our current portfolio of 12 resorts at June 30, 2010. We intend to continue to develop additional resorts and manage additional licensed resorts owned either by joint ventures in which we have an equity interest or by third parties. Our anticipated growth could place a strain on our management, employees and operations. Our growth has increased our operating complexity and the level of responsibility for new and existing management. Our ability to compete effectively and to achieve and/or manage our recent and future growth effectively will depend on our ability to implement and improve financial and management information systems on a timely basis and to effect changes in our business, such as implementing internal controls to handle the increased size of our operations and hiring, training, developing and managing an increasing number of experienced management-level and other employees. Unexpected difficulties during expansion, the loss of or failure to attract and retain qualified employees or our inability to respond effectively to recent growth or plan for future expansion, could adversely affect our results of operations.

We currently have one resort located outside of the United States, and international expansion may cause the proportion of our international business to expand. Many factors affecting business activities outside the United States could adversely impact this business.

We currently have a licensing arrangement with a resort in Canada, and our international expansion plan is to license and/or manage additional resorts that are located in foreign countries and are wholly-owned or principally owned by third parties.

Factors that could affect our international business will vary by region and market and generally include:

•	instability or changes in social, political and/or economic conditions that could disrupt the trade activity in the countries where our resorts are located;

•	the imposition of additional duties, taxes and other charges on imports and exports;

•	changes in foreign laws and regulations;

•	any inability to enforce contracts or intellectual property protections under the laws of the relevant jurisdiction;

•	the availability of qualified labor and other resources in the relevant region;

•	potential and actual international terrorism and hostilities;

•	the adoption or expansion of trade sanctions or other similar restrictions;

•	tax laws and other regulations that may impede our ability to receive revenues from international resorts;

•	recessions in foreign economies or changes in local economic conditions; and

•	changes in currency valuations in specific countries or markets.

The occurrence or consequences of any of these risks could affect our ability to operate in the affected regions, which could have a material, adverse effect on our growth strategies and our financial results.

Accidents or injuries at our resorts, particularly in our waterparks, may subject us to liability, and accidents or injuries at our resorts or at competing resorts with waterparks could adversely affect our safety reputation and ability to attract customers, which would harm our business, financial condition and results of operations.

There are inherent risks of accidents or injuries at family entertainment resorts, including accidents or injuries at waterparks, particularly for young children if their parents do not provide appropriate supervision. The lifeguards in our indoor waterparks and our other resort staff cannot prevent every accident or injury. Potential waterpark accidents and injuries include falls, cuts or other abrasions, concussions and other head injuries, sickness from contaminated water, chlorine-related irritation, injuries resulting from equipment malfunctions and drownings. One or more accidents or injuries at any of our waterparks or at other waterparks could reduce attendance at our resorts, adversely affect our safety reputation among our potential customers, decrease our overall occupancy rates, increase the cost of or make unavailable to us the appropriate liability insurance policies and increase our operating costs by requiring us to take additional measures to make our safety precautions even more visible and effective.

If accidents or injuries occur at any of our resorts, we may be held liable for costs related to the injuries. We maintain insurance of the type and in the amounts that we believe are commercially reasonable and that are available to businesses in our industry, but we cannot be certain that our liability insurance will be adequate or available at all times and in all circumstances to cover any liability for these costs. The liability insurance carried by Great Lakes prior to Great Wolf Resorts’ IPO may not be adequate or available to cover any liability related to incidents occurring prior to the IPO. Our business, financial condition and results of operations would be adversely affected to the extent claims and associated expenses resulting from accidents or injuries exceed our insurance recoveries.

Our business is seasonal and largely dependent upon family vacation patterns, which may cause fluctuations in our revenues.

Since most families with young children choose to take vacations during school breaks and on weekends, our occupancy is highest on the weekends and during months with prolonged school breaks, such as the summer months and spring break weeks in March and April. Our occupancy is generally lowest during May and September as children return to school following these prolonged breaks. As a result of these family vacation patterns, our revenues may fluctuate. We may be required to obtain short-term borrowings in slower periods in order to offset such fluctuations in revenues and to fund our anticipated obligations. In addition, adverse events occurring during our peak occupancy periods would have an increased impact on our results of operations. We may not be able to obtain short-term borrowings on favorable terms, or at all. A failure to compensate adequately for seasonality could have a material, adverse effect on our financial condition and business operations and could severely limit our expansion plans.

We may not be able to attract a significant number of customers from our key target markets, which would adversely affect our business, financial condition and results of operations.

Our strategy emphasizes attracting and retaining customers from the local, or drive-to, markets within a convenient driving distance from each of our resorts. Any resorts we develop or manage in the future are similarly likely to be dependent primarily on the markets in the immediate vicinity of such resorts. Regional economic difficulties, such as the issues affecting domestic automotive manufacturers and the related impact in Michigan and surrounding areas, may have a disproportionately negative impact on our resorts in the affected markets. In addition, because we are dependent to a large extent on customers who drive to our locations, a significant increase in the price of gasoline in our local markets or nationally may also increase the real or perceived cost of a vacation at our resorts and therefore have a negative effect on our ability to attract customers to our resorts. We may not be able to continue to attract a sufficient number of customers in our local markets to make our resort operations profitable. If we fail to do so, our business, financial condition and results of operations would be adversely affected.

Because we concentrate in a single industry segment, we may be adversely affected by a downturn in that industry segment.

Our assets and operations are concentrated in a single industry segment — family entertainment resorts. Our primary current strategy is to expand the number of our resorts and improve our existing resorts. Therefore, a downturn in the entertainment, travel or vacation industries, in general, and the family entertainment resort segment, in particular, could have an adverse effect on our business and financial condition.

Adverse changes in consumer spending habits may affect our growth, financial condition and results of operations.

The success of our operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting discretionary consumer spending such as employment, business conditions, interest rates and taxation. Recently, consumer spending has been adversely affected by economic conditions. Accordingly, our growth, financial condition and results of operations have been adversely impacted. Continued adverse developments affecting the local economies in our markets, the U.S. national economy or, as we expand internationally, economies throughout the world, including a general tightening of the availability of credit, increasing interest rates, increasing energy costs, acts of war or terrorism, natural disasters, declining consumer confidence, continuing high rates of unemployment, further declines in housing prices or increases in foreclosure rates (particularly in our local markets), increased local or federal taxes, decreases in real or perceived wealth or significant declines in the stock market could lead to a further reduction in discretionary spending on leisure activities, thereby materially and adversely affecting our growth strategies and our business, financial condition and results of operations.

Increases in operating costs and other expense items could reduce our operating margins and adversely affect our growth, financial condition and results of operations.

Increases in operating costs due to inflation and other factors may not be directly offset by increased room rates and other revenue. Increases in operating costs may also negatively affect the profitability of our licensed and managed resorts, which may therefore have a material, adverse effect on our license fee and management fee revenues as well as the value of our minority investments in such resorts. Our most significant operating costs are our labor, energy, insurance and property taxes. Many, and in some cases all, of the factors affecting these costs are beyond our control.

Labor is our primary resort-level operating expense. As of June 30, 2010, we employed approximately 4,500 hourly-wage and salaried employees in our resorts. If we face labor shortages or increased labor costs because of increased competition for employees, higher employee turnover rates or increases in the applicable minimum wage or other employee benefits costs (including costs associated with health insurance coverage), our operating expenses could increase and our growth could be adversely affected. Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including resort managers, lifeguards, waterpark maintenance professionals and resort staff, necessary to keep pace with our expected growth. The number of qualified individuals needed to fill these positions is in short supply in some areas. Any future inability to recruit and retain sufficient individuals may delay the planned openings of new resorts. Competition for qualified employees could also require us to pay higher wages to attract a sufficient number of employees.

Energy costs also account for a significant portion of our total resort-level operating expenses. The price of energy is volatile, and shortages sometimes occur. Significant increases in the cost of energy, or shortages of energy, could interrupt or curtail our operations, lower our operating margins, or both.

The costs for maintaining adequate insurance coverage fluctuate and are generally beyond our control. If insurance rates increase and we are not able to pass along those increased costs to our customers through higher room rates and amenity costs, our operating margins could suffer.

Most of our resorts are subject to real and personal property taxes. The real and personal property taxes on our resorts may increase or decrease as tax rates change and as our resorts are assessed or reassessed by taxing authorities. If property taxes increase and we are unable to pass these increased costs along to our customers through higher room rates and amenity prices, our financial condition and results of operations may be adversely affected.

Uninsured losses or losses in excess of our insurance coverage could adversely affect our financial condition and our cash flow, and there are a limited number of insurers that will underwrite coverage for resorts with indoor waterparks.

We maintain comprehensive liability, fire, flood (where appropriate) and extended coverage insurance with respect to our resorts with policy specifications, limits and deductibles that we believe are commercially reasonable for our operations and are available to businesses in our industry. Certain types of losses, however, may be either uninsurable or not economically insurable, such as losses due to earthquakes, riots, acts of war or terrorism, or losses related to the award of punitive damages in a legal action. Should an uninsured loss occur, we could lose both our investment in, and anticipated cash flow from, a resort (including cash flows from our license or management agreements). If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to reimburse us for the loss or the amount of the loss may exceed our coverage for the loss. In addition, we may not be able to obtain insurance in the future at acceptable rates, or at all, and insurance may not be available to us on favorable terms or at all, including insurance for the construction and development of our resorts, especially since there are a limited number of insurance companies that underwrite insurance for indoor waterparks.

We or the principal owners of our licensed and managed resorts will be required to make certain capital expenditures to maintain the quality of our resorts, and the failure to make such expenditures could materially and adversely affect our brand equity as well as our business, our financial condition and results of operations.

Our resorts have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. The cost of such capital improvements could have an adverse effect on our financial condition and results of operations. Such renovations involve certain risks, including the possibility of environmental problems, construction cost overruns and delays, the possibility that we will not have available cash to fund renovations or that financing for renovations will not be available on favorable terms, if at all, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from other entities. The owners of our licensed and managed resorts will face similar risks and capital expenditure requirements, and third-party owners or licensees may be unable to access capital or unwilling to spend available capital when necessary, even if required by the terms of our management or license agreements. If we or the owners of our licensed and managed resorts do not meet those capital expenditure needs, we may not be able to maintain the quality of our resorts. If we are unable to maintain the quality of our resorts, our brand equity and customer satisfaction will be negatively affected, thereby reducing our ability to grow our business, attract new customers and drive repeat and referral business, which could have a material and adverse effect on our business, financial condition and results of operations.

We may not be able to adequately protect our intellectual property, which could harm the value of our brands and adversely affect our business.

The success of our resorts depends in part on our brands, logos and branded merchandise. We rely on a combination of service marks, copyrights, trademarks and similar intellectual property rights to protect our brands, logos, branded merchandise and other intellectual property. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our brand in both domestic and international markets. We also use our trademarks and other intellectual property on the Internet. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands, logos and branded merchandise to achieve and maintain market acceptance.

We have licensed our Great Wolf Lodge brand and intend to further license the brand in domestic and international markets. While we try to ensure that the quality of our brand is maintained by our current licensees, and will be maintained by any future licensees, we cannot assure that these licensees will not take actions that adversely affect the value of our intellectual property or reputation.

We have registered certain trademarks and have other trademark registrations pending in the United States and foreign jurisdictions. There is no guarantee that our trademark registration applications will be granted. In addition, the trademarks that we currently use have not been registered in all of the countries in which we do, or intend to do, business and may never be registered in all of these countries. We may not be able to adequately protect our trademarks, and our use of these trademarks may result in liability for trademark infringement, trademark dilution or unfair competition.

We may not have taken all the steps necessary to protect our intellectual property in the United States and foreign countries. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States, and the risks related to foreign laws will increase as we expand internationally.

Our operations may be adversely affected by extreme weather conditions and the impact of disasters.

We currently operate, and in the future intend to operate, our resorts in a number of different markets, each of which is subject to local weather patterns and their effects on our resorts, especially our guests’ ability to travel to our resorts. Extreme weather conditions can from time to time have a material adverse impact upon individual resorts or particular regions. Our resorts are also vulnerable to the effects of destructive forces, such as fire, storms, high winds and flooding and any other occurrence that could affect the supply of water, gas, telephone or electricity to our resorts. Although our resorts are insured against property damage, damages resulting from acts of God or otherwise may exceed the limits of our insurance coverage or be outside the scope of that coverage.

A significant decline in real estate values may have an adverse impact on our financial condition.

We own significant amounts of real estate throughout the United States. A significant decline in real estate values could have an impact on our ability to readily generate cash flow from the real estate to meet our debt or other obligations or may require us to use a significant amount of cash to reduce our debt.

If we fail to maintain effective internal control over financial reporting or remediate any future material weakness in our internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, which could have a material adverse effect on our financial results.

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Effective internal control over financial reporting is necessary for us to provide reliable reports and prevent fraud.

We believe that any control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Failure to maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business.

Sustained increases in costs of medical and other employee health and welfare benefits may reduce our profitability.

With more than 4,700 employees as of June 30, 2010, our results are substantially affected by costs of current medical benefits. In some recent years, we experienced significant increases in these costs as a result of factors beyond our control, including increases in health care costs. At least some of these factors continue to put upward pressure on the cost of providing medical benefits. Although we have actively sought to control increases in these costs, we cannot be certain that we will succeed in limiting cost increases, and continued upward pressure could reduce the profitability of our businesses.

A failure to maintain good relationships with third-party property owners and licensees could have a material, adverse effect on our growth strategies and our business, financial condition and results of operations.

We manage and/or license four of our resort properties in which we have limited or no ownership interest, and under our licensing-based growth strategy, we plan to increase the number of such properties as we seek to expand our operations both domestically and internationally. The viability of our management and licensing business depends on our ability to establish and maintain good relationships with third-party property owners and licensees. Third-party developers, property owners and licensees are focused on maximizing the value of their investment and working with a management company or licensor that can help them be successful. The effectiveness of our management, the value of our brand and the rapport that we maintain with our third-party property owners and licensees impact our revenue streams from our management and license agreements. If we are unable to maintain good relationships with our third-party property owners and licensees, we may be unable to renew existing agreements or expand our relationships with these owners. Additionally, our opportunities for developing new relationships with additional third parties may be adversely impacted.

The nature of our responsibilities under our management agreements to manage each resort and enforce the standards required for our brands under both management and license agreements may be subject to interpretation and may give rise to disagreements in some instances. Additionally, some courts have applied principles of agency law and related fiduciary standards to managers of third-party hotel properties such as us, which means, among other things, that property owners may assert the right to terminate management agreements even where the agreements do not expressly provide for termination. In the event of any such termination, we may need to negotiate or enforce our right to a termination payment that may not compensate fully for the lost management and license fee revenue. These types of disagreements are more likely to occur during an economic downturn. We seek to resolve any disagreements in order to develop and maintain positive relations with current and potential joint venture partners but may not always be able to do so. Failure to resolve such disagreements may result in litigation. In addition, the terms of our management agreements and license agreements for some of our facilities may be influenced by contract terms offered by our competitors, among other things. Our current arrangements may not continue, and we may not be able to enter into future collaborations, renew agreements, or enter into new agreements in the future on terms that are as favorable to us as those that exist today. Finally, we are dependent on the cooperation of the owners or principal owners of our licensed and managed resorts in the development of new resorts and in the renovation of existing resorts. The failure to retain or renew management and licensing agreements or the failure of owners to develop resorts as agreed or on schedule or to make necessary capital expenditures may cause disruptions to our business plan and growth strategies and have a material, adverse effect on our business, financial condition and results of operations.

We are dependent on the owners of the resorts we manage and license to fund certain operational expenditures related to those resorts, and if such funds are untimely or not paid, we are required to bear the cost.

We incur significant expenditures related to the management of our managed resorts, including salary and other benefit related costs and business and employee related insurance costs for which we are reimbursed by the resort owners. In the normal course of business, we make every effort to pay these costs only after receiving payment from an owner for such costs. However, to the extent an owner would not be able to reimburse these costs, due to a sudden and unexpected insolvency situation or otherwise, we would be legally obligated to pay these costs directly until such time as we could make other arrangements. Although we would make every effort to eliminate these costs prior to the point at which an owner could not reimburse us and we would continue to pursue payment through all available legal means, our results of operations and financial condition could be adversely affected if we were forced to bear those costs.

Investing through partnerships or joint ventures may decrease our ability to manage risk, and our license fee and management fee revenue streams, as well as any joint venture equity investments, are subject to property-level indebtedness and other risks.

In addition to acquiring or developing resorts, we have from time to time invested, and expect to continue to invest, as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, joint venture investments may involve risks such as the possibility that the co-venturer in an investment might become bankrupt or not have the financial resources to meet its obligations, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. Consequently, actions by a co-venturer might subject any resorts owned by the joint venture to additional risk. Further, we may be unable to take action without the approval of our joint venture partners. Alternatively, our joint venture partners could take actions binding on the joint venture without our consent. Additionally, should a joint venture partner become bankrupt, we could become liable for our partner’s share of joint venture liabilities.

Furthermore, all of our current managed resorts are subject to mortgage or construction indebtedness, which must be serviced by the entities owning those resorts. Future licensed or managed resorts will also likely be subject to such indebtedness. The principal owner of a licensed or managed resort may cause the entity owning the resort to incur indebtedness that may exceed the amount of debt the resort can service. In the event of a failure to service property-level indebtedness that results in a sale or foreclosure, our license and management agreements may be terminated, and any joint venture equity investment we have made in the owner will likely be lost. The loss of these agreements or investments could have a material and adverse effect on our business, financial condition and results of operations.

Under certain circumstances, our license and management agreements may be terminated by the property owners due to the sale of the property or other reasons. The termination of our current or future license or management agreements would reduce our revenues and have a material-adverse effect on our business, financial condition and results of operations.

Because the land used by two of our resorts are subject to ground leases, termination of these leases by the lessors could cause us to lose the ability to operate these resorts altogether and incur substantial costs in restoring the premises.

Our rights to use the land underlying two of our resorts (Sheboygan, WI and Grand Mound, WA) are based upon our interest under long-term ground leases. Pursuant to the terms of the ground leases for these resorts, we are required to pay all rent due and comply with all other lessee obligations. As of June 30, 2010, the terms of these ground leases (including renewal options) range from 48 to 93 years. Any sale or pledge of our interest in a ground lease may require the consent of the applicable lessor and its lenders. As a result, we may not be able to sell, assign, mortgage, transfer or convey our lessee’s interest in any resort subject to a ground lease in the future absent consent of such third parties even if such transactions may be in the best interest of our stockholders.

The lessors may require us, at the expiration or termination of the ground leases, to surrender or remove any improvements, alterations or additions to the land at our own expense. The ground leases also generally require us to restore the premises following a casualty and to apply in a specified manner any proceeds received in connection therewith. We may have to restore the premises if a material casualty, such as a fire or an act of God, occurs and the cost thereof exceeds available insurance proceeds.

We are subject to the risks of brand concentration.

We are subject to the potential risks associated with concentration of our resorts under the Great Wolf Lodge brand and the brand image associated with each geographic location. A negative public image or other adverse event which becomes associated with our Great Wolf Lodge brand could adversely affect our business and revenues.

A failure to keep pace with developments in technology could impair our operations or competitive position.

The hospitality industry continues to demand the use of sophisticated technology and systems, including those used for our reservation, revenue management and property management systems and technologies we make available to our guests. These technologies and systems must be refined, updated, and/or replaced with more advanced systems on a regular basis. If we are unable to do so as quickly as our competitors or within budgeted costs and time frames, our business could suffer. We also may not achieve the benefits that we anticipate from any new technology or system, and a failure to do so could result in higher than anticipated costs or could impair our operating results.

An increase in the use of third-party Internet reservation services could adversely impact our revenues.

Some of our resort rooms are booked through Internet travel intermediaries, such as Expedia.com®, Travelocity.com®, and Priceline.com®, serving both the leisure and, increasingly, the corporate travel and group meeting sectors. These intermediaries attempt to commoditize hotel rooms by aggressively marketing to price-sensitive travelers and corporate accounts and increasing the importance of general indicators of quality (such as “three-star downtown hotel”) at the expense of brand identification. These agencies apparently anticipate that consumers will eventually develop brand loyalties to their travel services rather than to our lodging brands. Although we plan to continue to maintain and even increase the strength of our brands in the online marketplace, if the amount of sales made through Internet intermediaries increases significantly, our business and profitability may be harmed.

The illiquidity of real estate may make it difficult for us to dispose of one or more of our resorts.

We may from time to time decide to dispose of one or more of our real estate assets. Because real estate holdings generally, and family entertainment resorts like ours in particular, are relatively illiquid, we may not be able to dispose of one or more real estate assets on a timely basis or at a favorable price. The illiquidity of our real estate assets could mean that we continue to operate a facility that management has identified for disposition. Failure to dispose of a real estate asset in a timely fashion, or at all, could adversely affect our business, financial condition and results of operations.

We depend on a seasonal workforce.

Our resort operations are dependent in part on a seasonal workforce. In some cases, we hire documented foreign workers to fill certain staffing needs each season and utilize visas to enable the use of foreign workers. In addition, we manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. We cannot guarantee that material increases in the cost of securing our seasonal workforce will not be necessary in the future. In addition, we cannot guarantee that visas necessary to hire foreign workers who are a source for some of the seasonal workforce will be available. Increased seasonal wages or an inadequate workforce could have an adverse impact on our results of operations.

A regional, national or global outbreak of influenza or other disease, such as the recent international outbreak of influenza A(H1N1), could adversely affect our business and results of operations.

An outbreak of influenza or other communicable disease can impact places of public accommodation, such as our resorts. On June 11, 2009 the World Health Organization (WHO) raised its pandemic alert level, related to influenza A(H1N1), to Level 6, meaning that the disease has reached pandemic levels. In many areas, localized public-health measures have been implemented as a result of outbreaks of influenza A(H1N1), including travel bans, the closings of schools and businesses, and cancellations of events. These measures, whether implemented in connection with this or another outbreak of infectious disease, related to this or any outbreak of infectious disease in any of our markets, especially if they become more geographically widespread or sustained over significant time periods, or if public perception of the safety or desirability of visiting our resorts is adversely impacted by these measures or by media coverage of the outbreak, could materially reduce demand for our rooms and meeting spaces and, correspondingly, reduce our revenue, negatively affecting our business and results of operations.

Our future financial results could be adversely impacted by asset impairments or other charges.

We are required to test our intangible assets at least yearly for impairment or when circumstances indicate that the carrying value of those assets may not be recoverable. We are also required to test our long-lived assets (such as resorts) when circumstances indicate that the carrying value of those assets may be not be recoverable.

Because of triggering events that occurred in the three months ended September 30, 2009 related to our Sheboygan resort, including changes in the expectation of how long we will hold this property, current period and historical operating losses and the deterioration in the current market conditions, we performed a recoverability test of this resort to determine if further assessment for potential impairment was required. Based on this analysis of undiscounted cash flows, we determined the carrying value of this resort was not recoverable. As a result, we recorded a $24.0 million impairment charge to decrease the resort’s carrying value to its estimated fair value (net of estimated disposal costs) as of September 30, 2009.

The amount of any future annual or interim asset impairment charges could be significant and could have a material adverse effect on our reported financial results for the period in which the charge is taken. Any operating losses resulting from impairment charges could have an adverse effect on the market price of our securities.

Great Wolf Resorts has identified certain material weaknesses in its internal controls.

During the first quarter of 2010, Great Wolf Resorts determined that it was necessary to restate previously issued financial statements because of errors that occurred during the computation of the valuation allowance on certain deferred tax assets recorded as of September 30, 2009. Due to the errors, Great Wolf Resorts made adjustments to restate the previously issued financial statements for the quarterly period ended September 30, 2009. Management believes that the errors giving rise to the restatement occurred because of a variety of factors, including the complexity of the calculation of the valuation allowance on certain deferred tax assets and certain spreadsheet errors that were not detected in the related review and approval process. This control deficiency resulted in adjustments to the September 30, 2009 unaudited condensed consolidated financial statements, which Great Wolf Resorts restated and filed with the SEC on March 1, 2010. Accordingly, management has concluded that this control deficiency constitutes a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Any future restatement of Great Wolf Resorts’ financial statements could have a material adverse effect on our company, the price of Great Wolf Resorts’ common stock or the notes and our and Great Wolf Resorts’ ability to access the capital markets. Additional scrutiny by regulatory authorities could result from the restatement of financial statements. Scrutiny regarding financial reporting may also result in an increase in litigation. Any such litigation, either against Great Wolf Resorts or us specifically or as part of a class, could materially and adversely affect our business or the price of Great Wolf Resorts’ common stock or the notes. As of June 30, 2010, we have not fully remediated this material weakness. As we may be unable to confirm fully whether we have remediated this material weakness until preparation of our 2010 annual tax provision, we anticipate that this material weakness may continue to exist through the end of 2010 or later.

Great Wolf Resorts maintains disclosure controls and procedures designed to provide reasonable assurance that information in its reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified pursuant to the SEC’s rules and forms. Great Wolf Resorts carried out an evaluation, under the supervision and with the participation of management including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the disclosure controls and procedures as of the end of the 2009 fourth quarter. In making that evaluation, Great Wolf Resorts considered matters relating to the restatement, including the related material weakness in internal control over financial reporting. Great Wolf Resorts concluded that its disclosure controls and procedures were not effective as of December 31, 2009. Our auditors, Grant Thornton, expressed an opinion that our internal control over financial reporting as of December 31, 2009 was not effective.

Risks Related to Regulation

Compliance with the Americans with Disabilities Act and other governmental regulations and changes in governmental rules and regulations may adversely affect our financial condition and results of operations.

Under the Americans with Disabilities Act of 1990 and the regulations promulgated thereunder, or the ADA, all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our resorts are substantially in compliance with these requirements, we have not conducted an audit or investigation of all of our resorts to determine our compliance. A determination that we are not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. We cannot predict the ultimate cost of compliance with the ADA.

The resort industry is also subject to numerous federal, state and local governmental regulations including those related to building and zoning requirements, and we are subject to laws governing our relationship with our employees, including minimum wage requirements, overtime, working conditions and work permit requirements. In addition, changes in governmental rules and regulations or enforcement policies affecting the use and operation of our resorts, including changes to building codes and fire and life safety codes, may occur. If we were required to make substantial modifications at our resorts to comply with the ADA, other governmental regulations or changes in governmental rules and regulations, our financial condition and results of operations could be adversely affected.

We face possible liability for environmental cleanup costs and damages for contamination related to our properties, which could adversely affect our business, financial condition and results of operations.

Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our ongoing operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, and of paying penalties, fines, assessments and the like related to non-compliance, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations. Specifically, the wastewater treatment plant at our Pocono Mountains resort is subject to numerous state, federal and other regulations. The cost of compliance with such regulations for penalties, remediation and other costs arising out of non compliance, can be large, as occurred in 2006 when we agreed to pay an assessment of $0.8 million and incurred other costs in excess of $1.0 million to remediate wastewater discharges that were out of compliance with applicable permits and to prevent further out-of-compliance discharges. In 2009, 2008 and 2007 we incurred other costs of $0.03 million, $0.3 million and $0.3 million, respectively, to remediate wastewater discharges that were out of compliance with applicable permits and to prevent further out-of-compliance discharges.

Because we own and operate real property, various federal, state and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.

We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.

Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.

On occasion, we may elect to participate in the development of properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities and the proposed future property uses. We have followed that process in connection with the development of our Blue Harbor Resort in Sheboygan, Wisconsin, where the City of Sheboygan has arranged for environmental clean-up work and ongoing groundwater monitoring and we have agreed to the use of a barrier preventing contact with residual contamination and implementation of a deed restriction limiting site activities. We are not aware of any environmental liability or compliance concerns at our Sheboygan resort that we believe would materially adversely affect our financial condition or results of operations. It is possible, however, that our efforts have not identified all environmental conditions at the property or that environmental condition and liabilities associated with the property could change in the future.

Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter or interfere with such plans or otherwise adversely affect such plans.

Regulation of the marketing and sale of condominiums could adversely affect our business.

We cannot be certain that prior or future sales of our condominium units will not be considered offers or sales of “securities” under federal law or the state law in the states where we desire to, or do, conduct sales or in which our properties are located. If such interests were considered to be securities, we would be required to comply with applicable state and federal securities laws, including laws pertaining to registration or qualification of securities, licensing of salespeople and other matters. We cannot be certain that we will be able to comply with the applicable state and federal securities requirements, and if the offers or sales of our condominium units are deemed to be (or have been) offers or sales of securities, such a determination may create liabilities or contingencies that could have an adverse effect on our operations and financial results, including possible rescission rights relating to the units that have been sold, which, if exercised, could result in losses and would adversely affect our business, financial condition and results of operations.

Failure to maintain the integrity of internal or customer data could result in faulty business decisions, damage to our reputation and/or subject us to costs, fines or lawsuits.

Our business requires collection and retention of large volumes of internal and customer data, including credit card numbers and other personally identifiable information of our customers as they are entered into, processed by, summarized by, and reported by our various information systems. We also maintain personally identifiable information about our employees. The integrity and protection of that customer, employee, and company data is critical to us. If that data is not accurate or complete we could make faulty decisions. Our customers and employees also have a high expectation that we will adequately protect their personal information, and the regulatory environment surrounding information security and privacy is increasingly demanding, both in the U.S. and other international jurisdictions in which we operate. A significant theft, loss or fraudulent use of customer, employee or company data could adversely impact our reputation and could result in remedial and other expenses, fines and litigation.

Changes in privacy law could adversely affect our ability to market our products effectively.

Our resorts rely on a variety of direct marketing techniques, including email marketing, and postal mailings. Any further restrictions in laws such as the Telemarketing Sales Rule, CANSPAM Act, and various U.S. state laws, or new federal laws, regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of email and postal mailing techniques and could force further changes in our marketing strategy. If this occurs, we may not be able to develop adequate alternative marketing strategies, which could adversely impact the amount and timing of our sales.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or that may be included in this prospectus or in information Great Wolf Resorts, Inc. files with the Securities and Exchange Commission, or the SEC, are or may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements regarding our future financial results or position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Those statements include statements regarding our intent, belief or current expectations and those of the members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “might,” “will,” “could,” “plan,” “objective,” “predict,” “project,” “potential,” “continue,” “ongoing,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that actual results may differ materially from those contemplated by such forward-looking statements. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, competition in our market, changes in family vacation patterns and consumer spending habits, regional or national economic downturns, our ability to attract a significant number of guests from our target markets, economic conditions in our target markets, the impact of fuel costs and other operating costs, our ability to develop new resorts in desirable markets or further develop existing resorts on a timely and cost efficient basis, our ability to manage growth, including the expansion of our infrastructure and systems necessary to support growth, our ability to manage cash and obtain additional cash required for growth, the general tightening in the U.S. lending markets, potential accidents or injuries at our resorts, decreases in travel due to pandemic or other widespread illness, our ability to achieve or sustain profitability, downturns in our industry segment and extreme weather conditions, increases in operating costs and other expense items and costs, uninsured losses or losses in excess of our insurance coverage, our ability to protect our intellectual property, trade secrets and the value of our brands, and current and possible future legal restrictions and requirements. Important factors currently known to our management that could cause actual results to differ materially from those in forward-looking statements include those set forth above under the section entitled “Risk Factors” and in the periodic SEC filings of Great Wolf Resorts.

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time unless required by law. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

You should read this prospectus and the documents that we reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by each of these cautionary statements.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes in exchange for the outstanding initial notes. We are making this exchange solely to satisfy our obligations under the registration rights agreements entered into in connection with the offering of the initial notes. In consideration for issuing the exchange notes, we will receive initial notes in like aggregate principal amount.

The gross proceeds from the offering of the initial notes were approximately $219.3 million. The following table describes the sources and uses in connection with the offering of the initial notes, based on amounts outstanding as of April 7, 2010, the closing date of the offering of initial notes (dollars in millions):

Sources	Amount	Uses	Amount

Initial notes	$219.3	Repay existing debt
Cash on hand	2.4	Williamsburg mortgage loan(1)	$62.3
		Mason mortgage loan(2)	69.8
		Grapevine mortgage loan(3)	76.3
		Mortgage exit fees(4)	3.3
		Transaction fees and expenses(5)	10.0

Total sources of funds	$221.7	Total uses of funds	$221.7

(1)	The Williamsburg mortgage loan bears interest at a floating rate of 30-day LIBOR plus a spread of 350 basis points with a minimum rate of 6.25% per annum (effective rate of 6.25% as of April 7, 2010). This loan matures in August 2011. This loan requires principal amortization of $0.4 million per quarter, and the amounts reflected in the table above give effect to $0.8 million of amortization payments we made in January and April 2010.

(2)	The Mason mortgage loan bears interest at a floating rate of 90-day LIBOR plus a spread of 425 basis points with an interest rate floor of 6.50% (effective rate of 6.50% as of April 7, 2010). This loan matures on July 1, 2011. This loan requires principal amortization payments of $2.0 million per quarter, and the amounts reflected in the table above give effect to $4.0 million of amortization payments we made in January and April 2010.

(3)	The Grapevine mortgage loan bears interest at a floating rate of 90-day LIBOR plus a spread of 400 basis points with an interest rate floor of 7.00% (effective rate of 7.00% as of April 7, 2010). This loan matures on July 1, 2011. This loan requires principal amortization payments of $0.8 million per quarter, and the amounts reflected in the table above give effect to $1.6 million of amortization payments we made in January and April 2010.

(4)	Represents prepayment fees of $1.7 million with respect to the Mason mortgage loan and $1.6 million with respect to the Grapevine mortgage loan.

(5)	Transaction fees and expenses include the initial purchasers’ discount and estimated fees and expenses related to the offering of initial notes.

CAPITALIZATION

The following table sets forth Great Wolf Resorts’ capitalization and cash and cash equivalents as of June 30, 2010 on an actual basis:

As of June 30, 2010
(Unaudited, dollars in
millions, except share and
per share data)

Cash and cash equivalents	$30.4

Indebtedness:
Long-term debt of the Issuers:
10.875% first mortgage notes due 2017 offered hereby(1)	$219.7
Traverse City/Kansas City mortgage loan due 2015	68.0
Pocono Mountains mortgage loan due 2017	94.8
Concord mortgage loan due 2012	78.6
Other Debt of the Issuers:
City of Sheboygan bonds due 2028	8.6
City of Sheboygan loan due 2018	3.2
Other	0.1

Total indebtedness of the Issuers	$473.0
Long-term debt of Great Wolf Resorts:
Junior subordinated notes due 2017 and 2035	80.5

Total consolidated indebtedness of Great Wolf Resorts	$553.5
Equity:
Common stock, $0.01 par value, 250,000,000 shares authorized, 32,445,206 shares issued actual and as adjusted	$0.3
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued actual and as adjusted	—
Additional paid-in capital	401.5
Accumulated deficit	(207.1)
Deferred compensation	(0.2)

Total Great Wolf Resorts stockholders’ equity	$194.5

Noncontrolling interest	$—

Total capitalization	$748.1

(1)	Reflects $230.0 aggregate principal amount of notes, net of original issue discount of $10.3.

SELECTED CONSOLIDATED FINANCIAL DATA OF GREAT WOLF RESORTS

The following consolidated financial data should be read in conjunction with, and are qualified by reference to, Great Wolf Resorts’ consolidated financial statements and related Notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2009, 2008 and 2007, are derived from Great Wolf Resorts’ audited consolidated financial statements included in this prospectus. The selected consolidated financial data as of and for the years ended December 31, 2006 and 2005 are derived from Great Wolf Resorts’ audited consolidated financial statements, which have previously been filed with the SEC. The selected consolidated financial data as of and for the six months ended June 30, 2010 and 2009, are derived from Great Wolf Resorts’ unaudited consolidated financial statements included in this prospectus. The results of any interim period are not necessarily indicative of the results that may be expected for the full year. The historical results are not necessarily indicative of future results.

Great Wolf Resorts’ consolidated financial information includes:

•	our subsidiary entity that provides resort development and management/licensing services;

•	our Traverse City, Kansas City, Sheboygan, Williamsburg, Pocono Mountains, Mason, Grapevine and Concord wholly-owned resorts;

•	our subsidiary that is the developer of experiential gaming products, less our noncontrolling interest, beginning in June 2010; and

•	our equity interests in the Wisconsin Dells and Sandusky resorts through August 2009, when we sold our minority ownership interests in those resorts, and our equity interest in the Grand Mound resort in which we have an ownership interest but which we do not consolidate.

Because Great Wolf Resorts has no material assets or operations other than through us, our consolidated financial data is substantially the same as the consolidated financial data of Great Wolf Resorts, except that:

•	the Company is not liable for any of the $80.5 million of junior subordinated notes outstanding as of June 30, 2010, which are issued by Great Wolf Resorts;

•	the Company’s interest expense for the years ended December 31, 2009, 2008 and 2007 and the six months ended June 30, 2010 and 2009 does not include $6.3 million, $6.3 million and $5.3 million and $3.2 million and $3.0 million, respectively, which represents Great Wolf Resorts’ interest payments on the junior subordinated notes;

•	the Company is not liable with respect to Great Wolf Resorts’ guarantee of the $78.6 million mortgage loan owed by our subsidiary that owns the Concord resort nor the environmental indemnity granted by Great Wolf Resorts pursuant to the Concord loan;

•	the Company is not liable for the non-recourse carve-out provisions and environmental indemnities provided by Great Wolf Resorts with respect to our Pocono Mountains resort nor the non-recourse carve-out provision provided by Great Wolf Resorts with respect to our Wisconsin Dells and Sandusky resorts or the environmental indemnity provided by Great Wolf Resorts with respect to our Grand Mound (Chehalis) resort; and

•	various ordinary course expenses, franchise taxes, corporate overhead and director fees are incurred by Great Wolf Resorts and not by the Company.

Great Wolf Resorts, Inc.

	Years Ended December 31,					Six Months Ended June 30,
	2009	2008	2007	2006	2005	2010	2009
	(Dollars in thousands)					(Unaudited)

Statement of Operations:
Revenues:
Rooms	$154,751	$143,395	$112,261	$87,775	$73,207	$81,248	$76,665
Food, beverage and other	81,020	74,173	56,673	43,137	36,846	43,660	40,332
Management and other fees	1,990	2,798	2,855	2,087	494	1,195	991
Management and other fees-affiliates	4,973	5,346	4,314	3,729	482	1,980	2,434

	242,734	225,712	176,103	136,728	111,029	128,083	120,412
Other revenue from managed properties(1)	21,298	19,826	11,477	11,920	2,524	11,024	10,520

Total revenues	264,032	245,538	187,580	148,648	139,415	139,107	130,932
Net operating income (loss)	(24,463)	(25,666)	(2,883)	(53,691)	(26,341)	221	(3,031)
Net loss	(58,476)	(40,725)	(10,033)	(49,752)	(24,417)	(20,785)	(11,351)
Net loss attributable to Great Wolf Resorts, Inc.	$(58,476)	$(40,725)	$(9,581)	(49,250)	(24,413)	(20,825)	(11,351)
Cash Flows:
Net cash provided by operating activities	$12,215	$33,534	$29,751	$29,723	17,788	$18,270	8,335
Net cash used in investing activities	(36,659)	(144,612)	(206,967)	(107,123)	(65,496)	(2,607)	(38,115)
Net cash provided by (used in) financing activities	31,126	106,712	99,035	119,396	23,081	(6,166)	38,584
Balance Sheet Data (end of period):
Total assets	$805,744	$840,061	$770,805	$683,439	$605,526	$805,872	$805,744
Total debt	550,071	507,051	396,302	289,389	168,328	553,467	550,071
Total liabilities	590,988	568,121	460,412	360,173	235,022	611,279	590,988
Total equity	214,756	271,940	310,393	323,266	370,504	194,593	214,756

(1)	Reflects reimbursement of payroll, benefits and costs related to the operations of properties managed by Great Wolf Resorts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” is a discussion and analysis of the financial condition, results of operations and liquidity and capital resources for the fiscal years ended December 31, 2009, 2008 and 2007 and the six months ended June 30, 2010 and 2009 of Great Wolf Resorts and should be read in conjunction with Great Wolf Resorts’ consolidated financial statements and the related Notes that appear elsewhere herein. Certain statements we make under this section constitute “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. See “Note Regarding Forward-Looking Statements” included elsewhere in this prospectus. You should consider our forward-looking statements in light of the risks discussed under the heading “Risk Factors” above as well as Great Wolf Resorts’ consolidated financial statements, related notes, and other financial information appearing elsewhere in this prospectus.

All dollar amounts in this discussion, except for per share data, operating statistics, ADR, RevPAR and RevPOR, are in thousands.

Overview

The terms “Great Wolf Resorts,” “us,” “we” and “our” used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations refer to Great Wolf Resorts, Inc. and its consolidated subsidiaries.

Business.  We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, licensor, operator and developer in North America of drive-to, destination family resorts featuring indoor waterparks and other family-oriented entertainment activities based on the number of resorts in operation. Each of our resorts features approximately 300 to 600 family suites, each of which sleeps from six to ten people and includes a wet bar, microwave oven, refrigerator and dining and sitting area. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance of our resorts. We operate and license resorts under our Great Wolf Lodge and Blue Harbor Resort brand names and have entered into licensing arrangements with third-parties to operate resorts under the Great Wolf Lodge brand name. Our resorts are open year-round and provide a consistent, comfortable environment where our guests can enjoy our various amenities and activities.

We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their total vacation spending. We earn revenues through the sale of rooms (which includes admission to our indoor waterpark), and other revenue-generating resort amenities. Each of our resorts features a combination of some or all of the following revenue-generating amenities: themed restaurants and snack bars, ice cream shop and confectionery, full-service adult spa, kid spa, game arcade, gift shop, miniature golf, interactive game attractions, family tech center and meeting space. We also generate revenues from licensing arrangements, management fees and other fees with respect to our operation or development of properties owned in whole or in part by third parties.

On June 7, 2010, we acquired a 62.4% equity interest in Creative Kingdoms. Creative Kingdoms is a developer of experiential gaming products including MagiQuest®, an interactive game attraction available at nine of our resorts. Creative Kingdoms also licenses or has sold to other parties several stand-alone MagiQuest facilities or similar attractions.

Acquisition of Creative Kingdoms, LLC.  On June 7, 2010, we acquired a 62.4% equity interest in Creative Kingdoms in exchange for all of the $8,700 principal balance, plus accrued interest of $1,263, of convertible indebtedness owed to us by Creative Kingdoms. We have consolidated Creative Kingdoms as we have a majority ownership interest in Creative Kingdoms. We accounted for this business combination using the acquisition method of accounting, which requires us to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest at the acquisition-date fair value. We have recorded the identifiable assets acquired, the liabilities assumed and the noncontrolling interest at amounts that approximate fair value. We have recorded $2,276 of goodwill, which represents the excess of (a) the consideration transferred and the fair value of any noncontrolling interest in the acquiree over (b) the net of the acquisition date fair values of the assets acquired and the liabilities assumed.

Industry Trends.  We operate in the family entertainment resort segment of the travel and leisure industry. The concept of a family entertainment resort with an indoor waterpark was first introduced to the United States in Wisconsin Dells, Wisconsin, and has evolved since 1987. In an effort to boost occupancy and daily rates, as well as capture off-season demand, hotel operators in the Wisconsin Dells market began expanding indoor pools and adding waterslides and other water-based attractions to existing hotels and resorts. The success of these efforts prompted several local operators to build new, larger destination resorts based primarily on the concept.

We believe that these resorts have proven popular because of several factors, including the ability to provide a year-round vacation destination without weather-related risks, the wide appeal of water-based recreation and the favorable trends in leisure travel discussed below.

While no standard industry definition for a family entertainment resort featuring an indoor waterpark has developed, we generally consider resorts with at least 200 rooms featuring indoor waterparks larger than 25,000 square feet, as well as a variety of water slides and other water-based attractions, to be competitive with our resorts. A Hotel & Leisure Advisors, LLC (H&LA) survey as of June 2010 indicates that there are 144 open indoor waterpark resort properties in the United States and Canada. Of the total, 51 are considered “indoor waterpark destination resorts” offering more than 30,000 square feet of indoor waterpark space. Of these 51 properties, 11 are Great Wolf Resorts properties.

We believe recent vacation trends favor drive-to family entertainment resorts featuring indoor waterparks, as the number of families choosing to take shorter, more frequent vacations that they can drive to have increased in recent years. We believe these trends will continue. We believe indoor waterpark resorts are generally less affected by changes in economic cycles, as drive-to destinations are generally less expensive and more convenient than destinations that require air travel.

Outlook.  We believe that no other operator or developer other than us has established a national portfolio of destination family entertainment resorts that feature indoor waterparks. Our resorts do, however, compete directly with other family entertainment resorts in several of our markets. We intend to continue to expand our portfolio of resorts throughout the United States and to selectively seek licensing and management opportunities domestically and internationally.

The resorts we plan to develop, license and/or operate in the future require significant industry knowledge and/or substantial capital resources. Our external growth strategy going forward is to seek joint venture, licensing and management opportunities. We expect each of the joint venture arrangements would involve us having a minority or no ownership interest in the new resort. We believe there are opportunities to capitalize on our existing brand and operational platforms with lower capital requirements from us than if we were the sole or majority owner of the new resort.

Our primary business objective is to increase long-term stockholder value. We believe we can increase stockholder value by executing our internal and external growth strategies. Our primary growth strategies are:

•	leveraging our competitive advantages and increasing domestic geographic diversification through a licensing-based business model and joint venture investments in target markets;

•	expanding our brand footprint internationally;

•	selective sales of ownership interests/recycling of capital;

•	expanding and enhancing existing resorts;

•	continuing to innovate;

•	maximizing total resort revenues;

•	minimizing total resort costs; and

•	building upon our existing brand awareness and loyalty.

In attempting to execute our internal and external growth strategies, we are subject to a variety of business challenges and risks. These risks include those described under “Risk Factors — Risks Related to Our Business Activities” and “Risk Factors — Risks Related to Regulation.” We seek to meet these challenges by providing sufficient management oversight to site selection, development and resort operations; concentrating on growing and strengthening awareness of our brand and demand for our resorts; and maintaining our focus on safety.

Our business model is highly dependent on consumer spending, because the majority of our revenues are earned from leisure guests and a vacation experience at one of our resorts is a discretionary expenditure for a family. Over the past three years, the slowing U.S. economy has led to a decrease in credit for consumers and a related decrease in consumer discretionary spending. Through the second quarter of 2010, consumers continued to deal with several negative economic impacts, including:

•	severe turbulence in the banking and lending sectors, which has led to a general lessening of the availability of credit to consumers;

•	an increased national unemployment rate;

•	a continuing decline in the national average of home prices and an increase in the national home foreclosure rate; and

•	high volatility in the stock market that led to substantial declines in leading market averages and aggregate household savings from 2007 to 2010.

These and other factors impact the amount of discretionary income for consumers and consumer sentiment toward discretionary purchases. As a result, these types of items could negatively impact consumer spending in future periods. While we believe the convenience, quality and overall affordability of a stay at one of our resorts continues to be an attractive alternative to other potential family vacations, a sustained decrease in overall consumer discretionary spending could have a material adverse effect on our overall results. We develop resorts with expectations of achieving certain financial returns on a resort’s operations. The economic slowdown of the past three years has materially and adversely affected our ability to achieve the operating results on our resorts that we had expected to achieve when those resorts were first planned and developed. Also:

•	we believe that our Traverse City and Sandusky resorts have been and will continue to be affected by especially adverse general economic circumstances in the Michigan/Northern Ohio region (such as bankruptcies of several major companies and/or large announced layoffs by major employers) and increased competition that has occurred in these markets over the past few years. The Michigan/Northern Ohio region includes cities that have historically been the Traverse City and Sandusky resorts’ largest source of customers. We believe the adverse general economic circumstances in the region have negatively impacted overall discretionary consumer spending in that region over the past few years and may continue to do so going forward. Although we have taken steps to reduce our operating costs at these resorts, we believe the general regional economic downturn has and may continue to have an impact on the operating performance of our Traverse City and Sandusky resorts.

•	our Wisconsin Dells property has been significantly impacted by the abundance of competing indoor waterpark resorts in that market. The Wisconsin Dells market has approximately 16 indoor waterpark resorts that compete with us. We believe this large number of competing properties in a relatively small tourist destination location has and will likely continue to have an adverse impact on the operating performance of our Wisconsin Dells resort.

•	we have experienced much lower than expected occupancy and lower than expected average daily room rates at our Sheboygan, Wisconsin property since its opening in 2004. We believe this operating weakness has been primarily attributable to the fact that the overall development of Sheboygan as a tourist destination continues to lag significantly behind our initial expectations. We believe this has materially impacted and will likely continue to impact the consumer demand for our indoor waterpark resort in that market and the operations of the resort. As a result of those conditions, we recorded an impairment charge in 2009 to decrease the resort’s carrying value to its estimated fair value (net of disposal costs). In May 2010, we listed the resort for sale.

Our external growth strategies are based primarily on developing additional indoor waterpark resorts (in conjunction with joint venture partners) or by licensing our intellectual property and proprietary management systems to others. Developing new resorts of the size and scope of our family entertainment resorts generally requires obtaining financing for a significant portion of a project’s expected construction costs. The general tightening in U.S. lending markets has dramatically decreased the overall availability of construction financing.

Although the ultimate effect on our external growth strategy of the current credit environment is difficult to predict with certainty, we believe that the availability of construction financing to us and other investors and/or developers may be more restrictive in the future and that terms of construction financing may be less favorable than we have seen historically. Although we believe that we and other investors and/or developers may be able to continue to obtain construction financing sufficient to execute development strategies, we expect that the more difficult credit market environment is likely to continue at least through 2010.

Revenue and Key Performance Indicators.  We seek to generate positive cash flows and maximize our return on invested capital from each of our owned resorts. Our rooms revenue represents sales to guests of room nights at our resorts and is the largest contributor to our cash flows and EBITDA. Rooms revenue accounted for approximately 66% of our total consolidated resort revenue for the year ended December 31, 2009 and approximately 66% of our total consolidated resort revenue for the six months ended June 30, 2010. We employ sales and marketing efforts to increase overall demand for rooms at our resorts. We seek to optimize the relationship between room rates and occupancies through the use of yield management techniques that attempt to project demand in order to selectively increase room rates during peak demand. These techniques are designed to assist us in managing our higher occupancy nights to achieve maximum rooms revenue and include such practices as:

•	monitoring our historical trends for occupancy and estimating our high occupancy nights;

•	offering the highest discounts to previous guests in off-peak periods to build customer loyalty and enhance our ability to charge higher rates in peak periods;

•	structuring rates to allow us to offer our previous guests the best rate while simultaneously working with a promotional partner or offering internet specials;

•	monitoring sales of room types daily to evaluate the effectiveness of offered discounts; and

•	offering specials on standard suites and yielding better rates on larger suites when standard suites sell out.

In addition, we seek to maximize the amount of time and money spent on-site by our guests by providing a variety of revenue-generating amenities.

We have several key indicators that we use to evaluate the performance of our business. These indicators include the following:

•	occupancy;

•	average daily room rate, or ADR;

•	revenue per available room, or RevPAR;

•	total revenue per available room, or Total RevPAR;

•	total revenue per occupied room, or Total RevPOR; and

•	earnings before interest, taxes, depreciation and amortization, or EBITDA.

Occupancy, ADR and RevPAR are commonly used measures within the hospitality industry to evaluate hotel operations and are defined as follows:

•	occupancy is calculated by dividing total occupied rooms by total available rooms.

•	ADR is calculated by dividing total rooms revenue by total occupied rooms.

•	RevPAR is the product of occupancy and ADR.

Total RevPAR and Total RevPOR are defined as follows:

•	Total RevPAR is calculated by dividing total revenue by total available rooms.

•	Total RevPOR is calculated by dividing total revenue by total occupied rooms.

Occupancy allows us to measure the general overall demand for rooms at our resorts and the effectiveness of our sales and marketing strategies. ADR allows us to measure the effectiveness of our yield management strategies. While ADR and RevPAR only include rooms revenue, Total RevPOR and Total RevPAR include both rooms revenue and other revenue derived from food and beverage and other amenities at our resorts. We consider Total RevPOR and Total RevPAR to be key performance indicators for our business because we derive a significant portion of our revenue from food and beverage and other amenities. For the year ended December 31, 2009, approximately 34% of our total consolidated resort revenues consisted of non-rooms revenue. For the six months ended June 30, 2010, approximately 34% of our total consolidated resort revenues consisted of non-rooms revenue.

We use RevPAR and Total RevPAR to evaluate the blended effect that changes in occupancy, ADR and Total RevPOR have on our results. We focus on increasing ADR and Total RevPOR because we believe those increases can have the greatest positive impact on our results. In addition, we seek to maximize occupancy, as increases in occupancy generally lead to greater total revenues at our resorts, and we believe maintaining certain occupancy levels is key to covering our fixed costs. Increases in total revenues as a result of higher occupancy are, however, typically accompanied by additional incremental costs (including housekeeping services, utilities and room amenity costs). In contrast, increases in total revenues from higher ADR and Total RevPOR are typically accompanied by lower incremental costs and result generally, in a greater increase in operating cash flow.

We also use EBITDA and Adjusted EBITDA as measures of our operational performance. See “Non-GAAP Financial Information” and notes (2), (3) and (4) to the summary financial information under the caption, “Summary Consolidated Financial Data” for more information regarding how we use and calculate EBITDA and Adjusted EBITDA and the limitations applicable to our EBITDA-based measures.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based on our condensed consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these condensed consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the unconsolidated financial statements, as well as revenue and expenses during the reporting periods. We evaluate our estimates and judgments on an ongoing basis. We base our estimates on historical experience and on various other factors we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could therefore differ materially from those estimates under different assumptions or conditions.

Acquisition Accounting — We follow acquisition accounting for all acquisitions that meet the business combination definition. Acquisition accounting requires us to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest at the acquisition-date fair value. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement.

As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are record to our consolidated statements of operations.

Investments in Property and Equipment.  We record investments in property and equipment at cost. Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Repairs and maintenance are charged to expense as incurred.

Depreciation and amortization are recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	20-40 years
Fixtures and equipment, including waterpark equipment	5-15 years

We are required to make subjective assessments as to these useful lives for purposes of determining the amount of depreciation and amortization to record annually with respect to our investments in property and equipment. These assessments have a direct impact on our net loss because if we were to shorten the expected useful lives of our investments in property and equipment we would depreciate and amortize such investments over fewer years, resulting in more depreciation and amortization expense and a larger net loss on an annual basis. We periodically review the estimated useful lives we have assigned to our depreciable assets to determine whether those useful lives are reasonable and appropriate.

When circumstances, such as adverse market conditions, indicate the carrying values of a long-lived asset may be impaired, we perform an analysis to review the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows (excluding interest charges) from the expected future operations of the asset. These estimates consider factors such as expected future operating income, operating trends and prospects, as well as the effects of demand, competition and other factors. If the analysis indicates that the carrying value is not recoverable from future cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the estimated fair value. Any impairment losses are recorded as operating expenses, which reduce net income.

We have experienced much lower than expected occupancy and lower than expected average daily room rates at our Sheboygan resort since its opening in 2004. We believe this operating weakness has been primarily attributable to the fact that the overall development of Sheboygan as a tourist destination continues to lag materially behind our initial expectations. We believe this has materially impacted and will likely continue to impact the consumer demand for our indoor waterpark resort in that market and the operations of the resort.

Because of triggering events that occurred during 2009 related to our Sheboygan resort, including changes in the expectation of how long we will hold this property, current period and historical operating losses and the deterioration in the current market conditions, we performed a recoverability test of this resort to determine if further assessment for potential impairment was required. Based on this analysis of undiscounted cash flows, we determined the carrying value of this resort was not recoverable. As a result, we recorded a $24,000 impairment charge to decrease the resort’s carrying value to its estimated fair value (net of estimated disposal costs) in 2009. To determine the estimated fair value for purposes of calculating the impairment charge, we used a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets. Although we believe our estimated fair value for the resort is reasonable, the actual fair value we ultimately realize from this resort could differ materially from this estimate. The impaired long-lived asset is included in our Resort Ownership/Operation segment.

Goodwill — Goodwill is measured at an acquisition date as the excess of (a) the consideration transferred and the fair value of any noncontrolling interest in the acquiree over (b) the net of the acquisition date fair values of the assets acquired and the liabilities assumed. We are required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. We assess goodwill for such impairment by comparing the carrying value of our reporting units to their fair values. We determine our reporting units’ fair values using a discounted cash flow model.

In connection with the acquisition of the majority interest in Creative Kingdoms we have recorded $2,276 of goodwill that is included within Intangible Assets on our condensed consolidated balance sheet.

	June 30,	December 31,
	2010	2009

Goodwill	$2,276	130,496
Accumulated impairment losses	—	(68,405)
Goodwill related to sale of affiliate	—	(62,091)

	$2,276	$—

Noncontrolling Interests — We record the non-owned equity interests of our consolidated subsidiaries as a separate component of our consolidated equity on our condensed consolidated balance sheet. The net earnings attributable to the controlling and noncontrolling interests are included on the face of our statements of operations. Due to our acquisition of Creative Kingdoms in June 2010 we have a consolidated subsidiary with a noncontrolling interest as of June 30, 2010.

Intangible Assets — We are required to assess indefinite-lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. To test indefinite-lived intangible assets for impairment, we compare the fair value of the intangible asset with its carrying amount. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized. Any impairment losses are recorded as operating expenses, which reduce net income. Future adverse changes in the hospitality and lodging industry, market conditions or poor operating results of the underlying real estate assets could result in future losses or the inability to recover the carrying value of these intangibles. We had no impairment losses related to intangible assets in any of the periods presented.

Our consolidated balance sheet as of December 31, 2009 and June 30, 2010 reflects $23,829 and $27,715 of intangible assets primarily related to our Great Wolf Lodge brand name. This brand name intangible asset has an indefinite life.

Investments in Affiliates — When circumstances, such as adverse market conditions, indicate that the carrying value of our investments in affiliates may be impaired, we perform an analysis to review the recoverability of the asset’s carrying value. To test investment in affiliates for impairment, we compare the fair value of the investment in affiliates with its carrying amount. If the fair value of the investment in affiliates is less than its carrying value, an impairment loss is recognized. Any impairment losses are recorded as operating expenses, which reduce net income. Future adverse changes in the hospitality and lodging industry, market conditions or poor operating results of the underlying investments could result in future losses or the inability to recover the carrying value of these assets.

In the fourth quarter of 2008, we concluded that continued adverse current and expected market conditions for our Wisconsin Dells and Sandusky resorts indicated that our minority investment in the joint venture that owns these resorts may be impaired. In early 2009, we concluded that the fair value of our investment in this joint venture, as discussed above, was less than its carrying value. As a result, we recorded an $18,777 impairment loss related to our 30.26% interest in the joint venture that owns the Wisconsin Dells and Sandusky resorts, as the implied fair value of the investment, as discussed above, was less than its carrying value. On August 6, 2009, we sold our 30.26% joint venture interest to CNL for $6,000.

We do not believe current circumstances indicate that the carrying value of our minority investment in the joint venture that owns our Grand Mound resort may be impaired. The carrying value of our 49% interest in our joint venture that owns the Great Wolf Lodge in Grand Mound was $27,484 as of December 31, 2009 and $27,017 as of June 30, 2010.

Accounting for Income Taxes.  We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Significant management judgment is required in determining our provision or benefit for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We record net deferred tax assets (primarily resulting from net operating loss carryforwards) to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income (that could result from a sale of one or more of our resorts where there’s a sales price in excess of tax basis), tax planning strategies and recent financial operations. In the event we were to determine that we would not be able to realize our deferred tax assets, we would establish a valuation allowance which would increase the provision for income taxes. Conversely, in the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

In 2009 we determined that due to current conditions in the credit markets, real estate markets and our current financial position, the tax planning strategy we previously expected to generate substantial taxable income was no longer feasible. As a result, we recorded a valuation allowance of $23,008 in 2009, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating loss carryforwards, before they expire. The valuation allowance we recorded is based on our estimates of taxable income solely from the reversal of existing deferred tax liabilities and the period over which deferred tax assets reverse. In the event that actual results differ from these estimates or we adjust these estimates in a future period, we may need to increase or decrease our valuation allowance, which could materially impact our consolidated statement of operations.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The guidance requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. The adoption of this guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. We adopted this guidance on January 1, 2010. The adoption of this guidance did not have a material impact on our condensed consolidated financial statements.

In August 2009, the FASB issued guidance on measuring liabilities at fair value which provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. The guidance is effective for the first reporting period beginning after issuance. The adoption of this guidance did not have an impact on our condensed consolidated financial statements.

In October 2009, the FASB issued guidance for revenue recognition with multiple deliverables. This guidance eliminates the residual method under the current guidance and replaces it with the “relative selling price” method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price shall be used. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on our condensed consolidated financial statements.

In January 2010, the FASB issued updated guidance related to fair value measurement and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. This updated guidance became effective for interim or annual financial reporting periods beginning after December 15, 2009. We adopted this guidance on January 1, 2010. The adoption of this guidance did not have a material impact on our condensed consolidated financial statements.

Results of Operations

General

Our financial information includes:

•	our subsidiary entity that provides resort development and management/licensing services;

•	our Traverse City, Kansas City, Sheboygan, Williamsburg, Pocono Mountains, Mason, Grapevine and Concord wholly-owned resorts;

•	our subsidiary that is a developer of experiential gaming products, less our noncontrolling interest, beginning in June 2010; and

•	our equity interests in the Wisconsin Dells and Sandusky resorts through August 2009, when we sold our minority ownership interests in those resorts, and our equity interest in the Grand Mound resort in which we have an ownership interest but which we do not consolidate.

Revenues.  Our revenues consist of:

•	lodging revenue, which includes rooms, food and beverage, and other department revenues from our resorts;

•	management fee and other revenue from resorts, which includes fees received under our management, license, development and construction management agreements; and

•	other revenue from managed properties. We employ the staff at our managed properties. Under our management agreements, the resort owners reimburse us for payroll, benefits and certain other costs related to the operations of the managed properties. We include the reimbursement of payroll, benefits and costs, recorded as revenue on our statements of operations, with a corresponding expense recorded as “other expenses from managed properties.”

Operating Expenses.  Our departmental operating expenses consist of rooms, food and beverage and other department expenses.

Our other operating expenses include the following items:

•	selling, general and administrative expenses, which are associated with the operations and management of resorts and which consist primarily of expenses such as corporate payroll and related benefits, operations management, sales and marketing, finance, legal, information technology support, human resources and other support services, as well as general corporate expenses;

•	property operation and maintenance expenses, such as utility costs and property taxes;

•	depreciation and amortization; and

•	other expenses from managed properties.

Six Months Ended June 30, 2010 compared with Six Months Ended June 30, 2009

The following table shows key operating statistics for our resorts for the six months ended June 30, 2010 and 2009:

	All	Same Store Comparison(b)
	Properties(a)			Increase (Decrease)
	2010	2010	2009	$	%

Occupancy	59.2%	59.9%	60.4%	N/A	(0.8)%
ADR	$248.42	$247.87	$240.88	$6.99	2.9%
RevPAR	$147.14	$148.60	$145.47	$3.13	2.2%
Total RevPOR	$384.97	$384.62	$373.31	$11.31	3.0%
Total RevPAR	$228.02	$230.58	$225.44	$5.14	2.3%
Non-rooms revenue per occupied room	$136.55	$136.75	$132.43	$4.32	3.3%

(a)	Includes results for properties that were open for any portion of the period, for all owned, managed and/or licensed resorts.

(b)	Same store comparison includes properties that were open for the full and with comparable number of rooms in 2010 and 2009 (that is, all properties other than our Concord resort).

The changes in key operating statistics for the six months ended June 30, 2010, compared to the six months ended June 30, 2009, were positively impacted by overall better economic conditions which appear to be having a positive impact on consumer sentiment and spending patterns.

Presented below are selected amounts from the statements of operations for the six months ended June 30, 2010 and 2009:

			Increase
	2010	2009	(Decrease)

Revenues	$139,107	$130,932	$8,175
Operating expenses:
Departmental operating expenses	46,281	42,949	3,332
Selling, general and administrative	33,228	31,631	1,597
Property operating costs	17,204	21,456	(4,252)
Depreciation and amortization	31,130	27,216	3,914
Net operating income (loss)	221	(3,031)	3,252
Interest expense, net of interest income	21,225	14,708	6,517
Income tax expense (benefit)	369	(6,783)	7,152
Net loss attributable to Great Wolf Resorts, Inc.	(20,825)	(11,351)	(9,474)

Revenues.  Total revenues increased due to the following:

An increase in revenue in 2010 due to the inclusion of six full months of operations of our Concord resort, which opened in March 2009.

Operating expenses.  Total operating expenses increased primarily due to the opening of our Concord resort in March 2009.

•	Departmental expenses increased by $3,332 for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, due primarily to the opening of our Concord resort.

•	Total selling, general and administrative expenses increased by $1,597 in the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, due primarily to the opening of our Concord resort offset by a settlement received at our Poconos resort related to wastewater treatment litigation during the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

•	Opening-related costs (included in total property operating costs) related to our resorts were $5,583 for the six months ended June 30, 2009, due primarily to the expansion of our Grapevine property in January 2009 and opening of our Concord resort in March 2009. There were no similar opening-related costs for the six months ended June 30, 2010.

•	Total depreciation and amortization increased for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, primarily due to unamortized loan fees expensed in the amount of $3,500 related to our existing Williamsburg, Mason and Grapevine loans that were repaid with the net proceeds of the first mortgage notes. This increase was partially offset by a decrease in depreciation on our Sheboygan resort due to the asset impairment loss recorded in 2009.

Net operating income (loss).  During the six months ended June 30, 2010, we had net operating income of $221 as compared to a net operating loss of $3,031 for the six months ended June 30, 2009.

Net loss attributable to Great Wolf Resorts, Inc.  Net loss attributable to Great Wolf Resorts, Inc. increased due to:

•	An increase in net interest expense of $6,517, mainly due to interest expense on the notes, whose interest rate is higher than the interest rates of the mortgage loans that were repaid with the proceeds of the notes, and less interest being capitalized to development properties in 2010 as compared to 2009 due to fewer properties being developed.

•	An increase in income tax expense of $7,152 recorded in the six months ended June 30, 2010 as compared to the six months ended June 30, 2009 as a result of fully reserving deferred tax assets resulting from net operating losses in 2010. We did not record a similar reserve in the six months ended June 30, 2009.

Year Ended December 31, 2009 compared with Year Ended December 31, 2008

The following table shows key operating statistics for our resorts for the years ended December 31, 2009 and 2008:

	All	Same Store Comparison(b)
	Properties(a)			Increase (Decrease)
	2009	2009	2008	$	%

Occupancy	59.0%	58.9%	61.9%	N/A	(4.8)%
ADR	$242.07	$235.14	$243.81	$(8.67)	(3.6)%
RevPAR	$142.79	$138.59	$151.02	$(12.43)	(8.2)%
Total RevPOR	$374.21	$359.79	$369.61	$(9.82)	(2.7)%
Total RevPAR	$220.74	$212.07	$228.95	$(16.88)	(7.4)%
Non-rooms revenue per occupied room	$132.14	$124.65	$125.80	$(1.15)	(0.9%)

(a)	Includes results for properties that were open for any portion of the period, for all owned, managed and/or licensed resorts.

(b)	Same store comparison includes properties (other than properties that had significant expansions) that were open for the full periods in 2009 and 2008 (that is, our Wisconsin Dells, Sandusky, Traverse City, Kansas City, Sheboygan, Williamsburg, Pocono Mountains, Niagara Falls, and Mason resorts).

We believe that, consistent with other hospitality and entertainment companies’ experience in 2009, the decreases in occupancy, ADR, and non-rooms revenue per occupied room and RevPAR were due in part to the effect of the overall economic downturn on consumer discretionary spending.

Presented below are selected amounts from our consolidated statements of operations for the years ended December 31, 2009 and 2008:

			Increase
	2009	2008	(Decrease)

Revenues	$264,032	$245,538	$18,494
Operating expenses:
Departmental operating expenses	87,790	80,083	7,707
Selling, general and administrative	60,986	51,902	9,084
Depreciation and amortization	56,378	46,081	10,297
Impairment loss on investment in affiliates	—	18,777	(18,777)
Goodwill impairment	—	17,430	(17,430)
Asset impairment loss	24,000	—	24,000
Net operating loss	(24,463)	(25,666)	1,203
Gain on sale of unconsolidated affiliate	(962)	—	(962)
Interest expense, net of interest income	33,430	25,853	7,577
Income tax expense (benefit)	440	(11,956)	12,396
Net loss attributable to Great Wolf Resorts, Inc.	(58,476)	(40,725)	(17,751)

Revenues.  Total revenues increased due to the following:

•	an increase in revenue from our Grapevine resort, due primarily to the completion of its expansion in early 2009; and

•	an increase in revenue from our Concord resort, which opened in March 2009.

This increase was partially offset by decreases in revenues at our other resorts due to the overall downturn in consumer discretionary spending and its negative effects on RevPAR, RevPOR, occupancy and other on-site revenues on a same-store basis.

Operating expenses.  Total operating expenses increased primarily due to the opening of our Concord resort in March 2009, as well as our expansion at our Grapevine resort, which was completed in January 2009.

•	departmental expenses increased by $7,707 for the year ended December 31, 2009, as compared to the year ended December 31, 2008, due primarily to the opening of our Concord resort.

•	total selling, general and administrative expenses increased by $9,084 in the year ended December 31, 2009, as compared to the year ended December 31, 2008, due primarily to the opening of our Concord resort in March 2009, the expansion at our Grapevine resort, which was completed in January 2009, and lower labor and overhead expenses allocated to properties under development during the year ended December 31, 2009 than in the year ended December 31, 2008 due to fewer properties under development.

•	total depreciation and amortization increased for the year ended December 31, 2009, as compared to the year ended December 31, 2008, primarily due to the expansion of our Grapevine resort as well as the opening of our Concord resort. Also, loan fees incurred during the year ended December 31, 2009 were higher than in the year ended December 31, 2008 due to fees incurred in connection with the extensions of our Mason and Grapevine mortgage loans.

•	for the year ended December 31, 2008, we recorded an aggregate $18,777 impairment loss related to our 30.26% interest in the joint venture that owed Wisconsin Dells and Sandusky resorts. There was no similar charge recorded in the year ended December 31, 2009.

•	for the year ended December 31, 2008, we recorded a goodwill impairment charge of $17,430 related to our Kansas City and Mason resorts. We had no similar charge in the year ended December 31, 2009.

•	we recorded a $24,000 asset impairment loss related to our resort in Sheboygan during the year ended December 31, 2009. We had no similar loss in the year ended December 31, 2008.

Net operating loss.  During the year ended December 31, 2009, we had net operating loss of $24,463 as compared to a net operating loss of $25,666 for the year ended December 31, 2008.

Net loss attributable to Great Wolf Resorts, Inc.  Net loss attributable to Great Wolf Resorts, Inc. increased due to:

•	an increase in net interest expense of $7,577, mainly due to interest expense on our Concord loan, and less interest being capitalized to development properties in 2009 as compared to 2008; and

•	a decrease in income tax benefit mainly due to a $23,008 income tax expense related to our net operating loss valuation allowance.

These increases were partially offset by a decrease in net operating loss of $1,203 and the gain on sale of unconsolidated affiliate in the amount of $962 recorded in the year ended December 31, 2009. We had no similar gain in the year ended December 31, 2008.

Year Ended December 31, 2008 compared with Year Ended December 31, 2007

The following table shows key operating statistics for our resorts for the years ended December 31, 2008 and 2007:

		Same Store Comparison(b)
	All			Increase
	Properties(a)			(Decrease)
	2008	2008	2007	$	%

Occupancy	62.9%	61.9%	61.5%	N/A	0.7%
ADR	$249.92	$243.81	$244.16	$(0.35)	(0.1)%
RevPAR	$157.19	$151.02	$150.16	$0.86	0.6%
Total RevPOR	$383.75	$369.61	$370.77	$(1.16)	(0.3)%
Total RevPAR	$241.36	$228.95	$228.02	$0.93	0.4%
Non-rooms revenue per occupied room	$133.83	$125.80	$126.61	$(0.81)	(0.6%)

(a)	includes results for properties that were open for any portion of the period, for all owned and/or managed resorts.

(b)	Same store comparison includes properties that were open for the full periods in 2008 and 2007 (that is, our Wisconsin Dells, Sandusky, Traverse City, Kansas City, Sheboygan, Williamsburg, Pocono Mountains, Niagara Falls, and Mason resorts).

In December 2007 we opened our resort in Grapevine, Texas. As a result, total revenue, rooms revenue and other revenue for the years ended December 31, 2008 and 2007 are not directly comparable.

The increases in same store occupancy and RevPAR were due in part to an increase in the number of rooms sold for group business (as opposed to leisure guests) in 2008 as compared to 2007. As we typically charge lower room rates for group rooms as compared to leisure, this resulted in a decrease in ADR in 2008 as compared to 2007.

Presented below are selected amounts from our consolidated statements of operations for the years ended December 31, 2008 and 2007:

			Increase
	2008	2007	(Decrease)

Revenues	$245,538	$187,580	$57,958
Operating expenses:
Departmental operating expenses	80,083	64,016	16,067
Selling, general and administrative	51,902	47,915	3,987
Property operating costs	37,086	30,555	6,531
Depreciation and amortization	46,081	36,372	9,709
Impairment loss on investment in affiliates	18,777	—	18,777
Goodwill impairment	17,430	—	17,430
Net operating loss	(25,666)	(2,883)	(22,783)
Interest expense, net of interest income	25,853	12,129	13,724
Income tax benefit	(11,956)	(5,859)	(6,097)
Net loss attributable to Great Wolf Resorts, Inc.	(40,725)	(9,581)	(31,144)

Revenues.  Total revenues increased primarily due to the opening of our Grapevine resort in December 2007; our construction of 104 additional guest suites at our Williamsburg resort that opened in March 2007; and other fees and other revenues from managed properties related to our joint venture with Chehalis at our resort in Grand Mound, Washington.

Operating expenses.  Total operating expenses increased primarily due to the opening of our Grapevine resort in December 2007.

•	departmental expenses increased $16,067 for the year ended December 31, 2008, as compared to the year ended December 31, 2007, due primarily to the opening of our Grapevine resort.

•	total selling, general and administrative expenses increased $3,987 for the year ended December 31, 2008, as compared to the year ended December 31, 2007, due primarily to the opening of our Grapevine resort. This increase was offset by a decrease in corporate selling, general and administrative expenses. Corporate selling, general and administrative expenses decreased due to decreases in bonus expense and restricted stock expense, primarily due to the resignation of two senior officers in 2008; and a decrease in stock option expense, as most options were fully vested as of December 31, 2007.

•	total property operating costs (exclusive of opening costs) increased $9,614 for the year ended December 31, 2008, as compared to the year ended December 31, 2007, due primarily to the opening of our Grapevine resort, as well as increased repairs and maintenance expense and increased utilities expense related to the expansion of our Williamsburg resort. Opening costs related to our resorts were $6,301 for the year ended December 31, 2008, as compared to $9,384 for the year ended December 31, 2007.

•	total depreciation and amortization increased mainly due to the opening of our Grapevine resort and the expansion of our Williamsburg resort as well as the write off of loan fees of $615 related to our Williamsburg mortgage loan that we paid off in August 2008. We had no similar loan fee write offs for the year ended December 31, 2007.

•	for the year ended December 31, 2008, we recorded an aggregate $18,777 impairment loss related to our 30.32% interest in the joint venture that owns the Wisconsin Dells and Sandusky resorts. There was no similar charge recorded in the year ended December 31, 2007.

•	for the year ended December 31, 2008, we recorded a goodwill impairment charge of $17,430 related to our Kansas City and Mason resorts. There was no similar charge recorded in the year ended December 31, 2007.

Net operating loss.  During the year ended December 31, 2008, we had a net operating loss of $25,666 as compared to a net operating loss of $2,883 for the year ended December 31, 2007.

Net loss attributable to Great Wolf Resorts, Inc.  Net loss attributable to Great Wolf Resorts, Inc. increased due to the increase in operating loss of $22,783 and an increase in net interest expense of $13,724 mainly due to interest expense on mortgage debt related to our Williamsburg and Grapevine resorts, and having less interest expense capitalized to development projects in 2008 as compared to 2007, due to fewer development projects in process in 2008 as compared to 2007.

These increases were partially offset by an increase of $6,097 in income tax benefit recorded for the year ended December 31, 2008 as compared to the year ended December 31, 2007.

Segments

We are organized into a single operating division. Within that operating division, we have three reportable segments:

•	resort ownership/operation — revenues derived from our consolidated owned resorts;

•	resort third-party management/licensing — revenues derived from management, license and other related fees from unconsolidated managed resorts; and

•	condominium sales — revenues derived from sales of condominium units to third-party owners. This segment had no activity in 2008, 2009 or 2010.

See our Segments section in our Summary of Significant Accounting Policies, in Note 2 of our condensed consolidated financial statements.

	Six Months Ended		Increase
	June 30,		(Decrease)
	2010	2009	2010 — 2009

Resort Ownership/Operation
Revenues	$124,041	$116,987	$7,054
EBITDA	29,569	23,185	6,384
Resort Third-Party Management/Licensing
Revenues	14,199	13,945	254
EBITDA	3,175	3,425	(250)
Condominium Sales
Revenues	—	—	—
EBITDA	—	—	—
Other
Revenues	867	—	867
EBITDA	(845)	3,560	2,715

The Other column in the table above includes items that do not constitute a reportable segment and represent corporate level activities and the activities of other operations not included in the Resort Ownership/Operation or Resort Third Party Management/License segments.

	Year Ended December 31,			Increase (Decrease)
	2009	2008	2007	2009 — 2008	2008 — 2007

Resort Ownership/Operation
Revenues	$235,771	$217,568	$168,934	$18,203	$48,634
EBITDA	27,350	33,756	32,179	(6,406)	1,577
Resort Third-Party Management/Licensing
Revenues	28,261	27,970	18,646	291	9,324
EBITDA	6,963	8,144	7,169	(1,181)	975
Condominium Sales
Revenues	—	—	—	—	—
EBITDA	—	—	(682)	—	682
Other
Revenues	—	—	—	—	—
EBITDA	(2,522)	(23,719)	(6,361)	21,197	(17,358)

The Other items in the table above represent corporate-level activities that do not constitute a reportable segment. In 2008 Resort Ownership/Operation EBITDA includes $16,021 for a goodwill impairment charge and Other EBITDA includes $1,409 for a goodwill impairment charge and $18,777 for the write-down of investment in affiliates. In 2009 Resort Ownership/Operation EBITDA includes $24,000 for an asset impairment loss.

For a reconciliation of consolidated EBITDA for each of the periods presented, see the table included in the “Summary Consolidated Financial Data of Great Wolf Resorts” section.

Liquidity and Capital Resources

We had total indebtedness of $553,467 and $550,017 as of June 30, 2010 and December 31, 2009 respectively, summarized as follows:

	June 30,	December 31,
	2010	2009

Long-Term Debt of the Issuers:
First Mortgage Notes due 2017 (net of discount of $10,343)(1)	$219,657	$—
Traverse City/Kansas City mortgage loan	68,011	68,773
Mason mortgage loan(2)	—	73,800
Pocono Mountains mortgage loan	94,867	95,458
Williamsburg mortgage loan(2)	—	63,125
Grapevine mortgage loan(2)	—	77,909
Concord mortgage loan	78,588	78,549
Other Debt of the Issuers:
City of Sheboygan bonds	8,564	8,544
City of Sheboygan loan	3,172	3,290
Other	63	78

Total Debt of the Issuer	$472,922	$469,526

Long-Term Debt of Great Wolf Resorts:
Junior subordinated notes due 2017 and 2035	80,545	80,545

Total consolidated indebtedness of Great Wolf Resorts	$553,467	$550,071

(1)	The First Mortgage Notes were issued on April 7, 2010.

(2)	The Mason mortgage loan, Williamsburg mortgage loan and Grapevine mortgage loan were repaid in their entirety on April 7, 2010 using the proceeds of the issuance of the First Mortgage Notes.

First Mortgage Notes — In April 2010, we completed a private placement of $230,000 in aggregate principal amount of our 10.875% first mortgage notes due April 2017. The notes were sold at a discount, resulting in an effective yield of 11.875% before transaction costs. We are amortizing the discount over the life of the notes using the straight-line method, which approximates the effective interest method. The proceeds of the notes were used to retire the outstanding mortgage debt on our Mason, Williamsburg, and Grapevine properties and for general corporate purposes.

The notes are senior obligations of the issuers, GWR Operating Partnership, L.L.L.P. and Great Wolf Finance Corp. The Notes are guaranteed by Great Wolf Resorts, Inc. and by our subsidiaries that own three of our resorts and those guarantees are secured by first priority mortgages on those three resorts. The notes are also guaranteed by certain of our other subsidiaries on a senior unsecured basis.

The notes require that we satisfy certain tests in order to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay dividends; (iii) repurchase capital stock; (iv) make investments or (v) merge. We are currently restricted from these activities with certain carve-outs under our indentures. For a more detailed description of the terms and provisions of the notes, see “Description of Notes.”

Traverse City/Kansas City Mortgage Loan — This loan is secured by our Traverse City and Kansas City resorts. The loan bears interest at a fixed rate of 6.96%, is subject to a 25-year principal amortization schedule, and matures in January 2015. The loan has customary financial and operating debt compliance covenants. The loan also has customary restrictions on our ability to prepay the loan prior to maturity. We were in compliance with all covenants under this loan at June 30, 2010 and December 31, 2009.

The loan requires us to maintain a minimum debt service coverage ratio (DSCR) of 1.35, calculated on a quarterly basis. This ratio is defined as the two collateral properties’ combined trailing twelve-month net operating income divided by the greater of (i) the loan’s twelve-month debt service requirements and (ii) 8.5% of the amount of the outstanding principal indebtedness under the loan. Failure to meet the minimum DSCR is not an event of default and does not accelerate the due date of the loan. Not meeting the minimum DSCR, however, subjects the two properties to a lock-box cash management arrangement, at the discretion of the loan’s servicer. We believe that a lock-box arrangement would require substantially all cash receipts for the two resorts to be moved each day to a reserve bank account, from which, provided no Event of Default has occurred and is continuing, funds would be available to fund debt service and certain agreed operating expenses for the two resorts, with excess cash flow being deposited in a lender-controlled account. While recourse under the loan is limited to the property owner’s interest in the mortgage property, Great Wolf Resorts and the Company have provided limited guarantees with respect to certain customary non-recourse carve-out provisions and environmental indemnities relating to the loan.

For the twelve-month period ended June 30, 2010, the DSCR for this loan was 0.78. As a result, on September 13, 2010, the loan servicer elected to implement the lock-box cash management arrangement. We believe that such an arrangement constitutes a traditional lock-box arrangement as discussed in authoritative accounting guidance. Based on that guidance, we will be required to classify the entire outstanding principal balance of the loan as a current liability on our balance sheet, since the lock-box arrangement requires us to use the properties’ working capital to liquidate the loan, and we do not presently have the ability to refinance this loan to a new, long-term loan.

The loan also contains a similar lock-box requirement if we open any Great Wolf Lodge or Blue Harbor Resort within 100 miles of either resort, and the two collateral properties’ combined trailing twelve-month net operating income is not at least equal to 1.8 times 8.5% of the amount of the outstanding principal indebtedness under the loan.

The loan also contains limitations on our ability, without lender’s consent, to (i) make payments to our affiliates if a default exists; (ii) enter into transactions with our affiliates; (iii) make loans or advances; or (iv) assume, guarantee or become liable in connection with any other obligations.

Pocono Mountains Mortgage Loan — This loan is secured by a mortgage on our Pocono Mountains resort. The loan bears interest at a fixed rate of 6.10% and matures in January 2017. The loan is currently subject to a 30-year principal amortization schedule. The loan has customary covenants associated with an individual mortgaged property. The loan also has customary restrictions on our ability to prepay the loan prior to maturity. We were in compliance with all covenants under this loan at June 30, 2010.

The loan requires us to maintain a minimum DSCR of 1.25, calculated on a quarterly basis. Subject to certain exceptions, the DSCR is increased to 1.35 if we open up a waterpark resort within 75 miles of the property or incur mezzanine debt secured by the resort. This ratio is defined as the property’s combined trailing twelve-month net operating income divided by the greater of (i) the loan’s twelve-month debt service requirements and (ii) 7.25% of the amount of the outstanding principal indebtedness under the loan. Failure to meet the minimum DSCR is not an event of default and does not accelerate the due date of the loan. Not meeting the minimum DSCR, however, subjects the property to a lock-box cash management arrangement, at the discretion of the loan’s servicer. We believe that lock-box arrangement would require substantially all cash receipts for the resort to be moved each day to a lender-controlled bank account, from which, provided no Special Event of Default has occurred and is continuing, funds would be available to fund debt service and certain agreed operating expenses for the resort, with excess cash flow being deposited in a lender-controlled account and held as additional collateral for the loan. While recourse under the loan is limited to the property owner’s interest in the mortgage property, Great Wolf Resorts has provided limited guarantees with respect to certain customary non-recourse carve-out provisions and environmental indemnities relating to the loan.

The loan also contains limitations on our ability, without lender’s consent, to (i) make payments to our affiliates if a default exists; (ii) enter into transactions with our affiliates; (iii) make loans or advances; or (iv) assume, guarantee or become liable in connection with any other obligations.

Concord Mortgage Loan — In April 2008 we closed on a $63,940 mortgage loan to fund a portion of the total costs of our Great Wolf Lodge resort in Concord. The loan, which matures in April 2012, was expanded to its $79,900 maximum principal amount in January 2009. The loan had an aggregate outstanding principal amount of $78,588 as of June 30, 2010. The loan requires monthly amortization payments on a 25-year basis beginning on September 30, 2010. The loan bears interest at a floating annual rate of 30-day LIBOR plus a spread of 310 basis points, with a minimum rate of 6.50% per annum (effective rate of 6.50% as of December 31, 2009). The loan requires interest only payments until the one-year anniversary of the conversion date of the property (which such one-year anniversary will occur in September 2010) and then requires monthly principal payments based on a 25-year amortization schedule. However, if the resort owner’s net income available to pay debt service on this loan for four consecutive quarters after September 2009 is less than $10,000, or if the maximum principal amount of the loan exceeds 75% of the fair market value of the property based on an appraisal conducted after September 2010, then we are required to post cash collateral or partially repay the loan in an amount sufficient to remedy such deficiency. Based on our current projections, we anticipate that we will be required to make a principal paydown of approximately $3,100, pursuant to these requirements, in December 2010. This loan has customary financial and operating debt compliance covenants associated with an individual mortgaged property. We were in compliance with all covenants under this loan at June 30, 2010.

Great Wolf Resorts has provided a full payment guarantee of amounts outstanding under the Concord mortgage loan and a customary environmental indemnity, and Great Wolf Resorts must maintain a minimum consolidated tangible net worth. Great Wolf Resorts has also agreed that if we sell one or more of our Sheboygan, Traverse City or Kansas City resorts, Great Wolf Resorts or the owner of the Concord mortgage loan in an amount equal to a partial repayment of the Concord mortgage loan in an amount equal to 25% of the gross proceeds of any such sales, but capped at $10,000 in the aggregate. The minimum tangible net worth requirement is reduced by six times the amount of such partial repayments, but in no event will be reduced to less than $50,000.

The loan also contains restrictions on our ability to make loans or capital contributions or any other investment to affiliates.

Junior Subordinated Notes — In March 2005 we completed a private offering of $50,000 of trust preferred securities (TPS) through Great Wolf Capital Trust I (Trust I), a Delaware statutory trust which is our subsidiary. The securities pay holders cumulative cash distributions at an annual rate which is fixed at 7.80%

through March 2015 and then floats at LIBOR plus a spread of 310 basis points thereafter. The securities mature in March 2035 and are callable at no premium after March 2010. In addition, we invested $1,500 in Trust I’s common securities, representing 3% of the total capitalization of Trust I.

Trust I used the proceeds of the offering and our investment to purchase from us $51,550 of junior subordinated notes with payment terms that mirror the distribution terms of the TPS. The indenture governing the notes contains limitations on our ability, without the consent of holders of notes to make payments to our affiliates or for our affiliates to make payments to us, if a default exists. The costs of the TPS offering totaled $1,600, including $1,500 of underwriting commissions and expenses and $100 of costs incurred directly by Trust I. Trust I paid these costs utilizing an investment from us. These costs are being amortized over a 30-year period. The proceeds from our sale of notes, net of the costs of the TPS offering and our investment in Trust I, were $48,400. We used the net proceeds to retire a construction loan.

In June 2007 we completed a private offering of $28,125 of TPS through Great Wolf Capital Trust III (Trust III), a Delaware statutory trust which is our subsidiary. The securities pay holders cumulative cash distributions at an annual rate which is fixed at 7.90% through July 2012 and then floats at LIBOR plus a spread of 300 basis points thereafter. The securities mature in July 2017 and are callable at no premium after July 2012. In addition, we invested $870 in the Trust’s common securities, representing 3% of the total capitalization of Trust III.

Trust III used the proceeds of the offering and our investment to purchase from us $28,995 of junior subordinated notes with payment terms that mirror the distribution terms of the trust securities. The costs of the TPS offering totaled $932, including $870 of underwriting commissions and expenses and $62 of costs incurred directly by Trust III. Trust III paid these costs utilizing an investment from us. These costs are being amortized over a 10-year period. The proceeds from these note sales, net of the costs of the TPS offering and our investment in Trust III, were $27,193. We used the net proceeds for development costs.

Issue trusts, like Trust I and Trust III (collectively, the Trusts), are generally variable interests. We have determined that we are not the primary beneficiary under the Trusts, and accordingly we do not include the financial statements of the Trusts in our consolidated financial statements.

Based on the foregoing accounting authority, our consolidated financial statements present the notes issued to the Trusts as long-term debt. Our investments in the Trusts are accounted as cost investments and are included in other assets on its consolidated balance sheet. For financial reporting purposes, we record interest expense on the corresponding notes in our condensed consolidated statements of operations.

City of Sheboygan Bonds — The City of Sheboygan bonds represent the principal amount of bond anticipation notes (“BANs”) issued by the City in November 2003 in conjunction with the construction of the Blue Harbor Resort in Sheboygan, Wisconsin. We have recognized as a liability the obligations for the BANs. We have an obligation to fund certain minimum guaranteed amounts of room tax payments to be made by the Blue Harbor Resort through 2028, which obligation is indirectly related to the payments by the City on the BANs.

City of Sheboygan Loan — The City of Sheboygan loan amount represents a loan made by the City in 2004 in conjunction with the construction of the Blue Harbor Resort in Sheboygan, Wisconsin. The loan is noninterest bearing and matures in 2018. There are restrictions on the ability of the borrower under the loan to enter into transactions with affiliates without the consent of the lender. Our obligation to repay the loan will be satisfied by certain minimum guaranteed amounts of real and personal property tax payments to be made by the Blue Harbor Resort through 2018.

Future Maturities — Future principal requirements on long-term debt as of June 30, 2010 are as follows:

2011	$4,186
2012	80,780
2013	3,538
2014	3,818
2015	63,003
Thereafter(1)	408,485

Total	$563,810

(1)	Excluding $80,545 of junior subordinated notes due 2017 and 2035 of Great Wolf Resorts, the Issuers’ requirements for periods after 2015 would be $327,940, and the Issuers’ total maturities would be $483,265.

Short-Term Liquidity Requirements

Our short-term liquidity requirements generally consist primarily of funds necessary to pay operating expenses for the next 12 months, including:

•	recurring maintenance, repairs and other operating expenses necessary to properly maintain and operate our resorts;

•	recurring capital expenditures we make at our resorts;

•	debt maturities within the next year;

•	property taxes and insurance expenses;

•	interest expense and scheduled principal payments on outstanding indebtedness;

•	general and administrative expenses; and

•	income taxes.

Historically, we have satisfied our short-term liquidity requirements through a combination of operating cash flows and cash on hand. We believe that cash provided by our operations, together with cash on hand, will be sufficient to fund our short-term liquidity requirements for working capital, capital expenditures and debt service for the next 12 months.

Long-Term Liquidity Requirements

Our long-term liquidity requirements generally consist primarily of funds necessary to pay for the following items for periods beyond the next 12 months:

•	scheduled debt maturities;

•	costs associated with the development of new resorts;

•	renovations, expansions and other non-recurring capital expenditures that need to be made periodically to our resorts; and

•	capital contributions and loans to unconsolidated joint ventures.

We expect to meet these needs through a combination of:

•	existing working capital,

•	cash provided by operations,

•	proceeds from investing activities, including sales of partial or whole ownership interests in certain of our resorts; and

•	proceeds from financing activities, including mortgage financing on properties being developed, additional or replacement borrowings under future credit facilities, contributions from joint venture partners, and the issuance of equity instruments, including common stock, or additional or replacement debt, including debt securities, as market conditions permit.

We believe these sources of capital will be sufficient to provide for our long-term capital needs. We cannot be certain, however, that we will have access to financing sufficient to meet our long-term liquidity requirements on terms that are favorable to us, or at all.

Our largest long-term expenditures (other than debt maturities) are expected to be for capital expenditures for development of future resorts, non-routine capital expenditures for our existing resorts, and capital contributions or loans to joint ventures owning resorts under construction or development. Such expenditures were $6,229 for the six months ended June 30, 2010. We expect to have approximately $2,000 of such expenditures for the rest of 2010. As discussed above, we expect to meet these requirements through a combination of cash provided by operations and cash on hand.

We currently project that the combination of our cash on hand plus cash provided by operations in 2010 will be sufficient to meet the short-term liquidity requirements, as described above. Based on our current projections, however, we do not believe that we will have sufficient excess amounts of cash available in 2010 in order either to begin development of any resort we would wholly own, although we expect to have cash available for minimal capital contributions to new joint ventures that would develop resorts that we would license and/or manage. Also, due to the current state of the capital markets, which are marked by the general unavailability of debt financing for large commercial real estate construction projects, we do not expect to have significant expenditures for development of new resorts until we have all equity and debt capital amounts fully committed, including our projected ability to fund our required equity contribution to a project. We believe this may result in our not making any significant expenditures in 2010 for development of new resorts or capital contributions to new joint ventures that develop future resorts.

Off Balance Sheet Arrangements

In August 2009 we sold our 30.26% joint venture interest in the joint venture that owns two resorts, Great Wolf Lodge-Wisconsin Dells, Wisconsin and Great Wolf Lodge-Sandusky, Ohio to CNL. We currently manage both properties and license the Great Wolf Lodge brand to the joint venture.

We have one unconsolidated joint venture arrangement at June 30, 2010. We account for our unconsolidated joint venture using the equity method of accounting.

Our joint venture with The Confederated Tribes of the Chehalis Reservation owns the Great Wolf Lodge resort and conference center on a 39-acre land parcel in Grand Mound, Washington. This resort opened in March 2008. This joint venture is a limited liability company. We are a member of that limited liability company with a 49% ownership interest. At June 30, 2010, the joint venture had aggregate outstanding indebtedness to third parties of $99,645. As of June 30, 2010, we have made combined loan and equity contributions, net of loan repayments, of $29,210 to the joint venture to fund a portion of construction costs of the resorts.

Based on the nature of the activities conducted in the joint venture, we cannot estimate with any degree of accuracy amounts that we may be required to fund in the long term. We do not currently believe that any additional future funding of the joint venture will have a material adverse effect on our financial condition, as we currently do not expect to make any significant future capital contributions to this joint venture.

Contractual Obligations

The following table summarizes our contractual obligations as of June 30, 2010:

	Payment Terms
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Debt obligations(1)(2)	$796,304	$39,392	$155,011	$134,870	$467,031
Operating lease obligations	4,787	1,030	1,816	1,282	659
Reserve on unrecognized tax benefits	1,268	—	—	—	1,298

Total(2)	$802,359	$40,422	$156,827	$136,152	$468,958

(1)	Amounts include interest (for fixed rate debt) and principal. They also include $8,564 of fixed rate debt recognized as a liability related to certain bonds issued by the City of Sheboygan and $3,172 of fixed rate debt recognized as a liability related to a loan from the City of Sheboygan. These liabilities will be satisfied by certain future minimum guaranteed amounts of real and personal property tax payments and room tax payments to be made by our Sheboygan resort.

(2)	Excluding $80,545 of junior subordinated notes due 2017 and 2035 of Great Wolf Resorts and interest on those junior subordinated notes, the Issuers’ debt obligations (including interest for fixed rate debt) due in more than 5 years would be $386,486, and the Issuers’ total debt obligations would be $715,759.

If we develop future resorts where we are the majority owner, we expect to incur significant additional debt and construction contract obligations.

Working Capital

We had $30,410 of available cash and cash equivalents and a working capital deficit of $7,609 (current assets less current liabilities) at June 30, 2010, compared to the $20,913 of available cash and cash equivalents and a working capital deficit of $15,534 at December 31, 2009. We had $20,913 of available cash and cash equivalents and a working capital deficit of $15,534 (current assets less current liabilities) at December 31, 2009, compared to the $14,231 of available cash and cash equivalents and a working capital deficit of $114,768 at December 31, 2008. The primary reasons for the working capital deficit as of June 30, 2010 is the use of cash for capital expenditures and an increase in accruals related to the issuance of our first mortgage notes that closed in April 2010. The primary reason for the working capital deficit as of December 31, 2009 was the use of cash for capital expenditures for our properties that were under development.

Cash Flows

Comparison of Six Months Ended June 30, 2010 to Six Months Ended June 30, 2009

	Six Months Ended June 30,
			Increase
	2010	2009	(Decrease)

Net cash provided by operating activities	$18,270	$8,335	$9,935
Net cash used in investing activities	(2,607)	(38,115)	(35,508)
Net cash (used in) provided by financing activities	(6,166)	38,584	(44,750)

Operating Activities.  The increase in net cash provided by operating activities resulted primarily from an increase in accounts payable, accrued expenses and other liabilities during the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

Investing Activities.  The decrease in net cash used in investing activities for the six months ended June 30, 2010, as compared to the six months ended June 30, 2009, resulted primarily from a decrease in capital expenditures related to our properties that are in service and in development.

Financing Activities.  The decrease in net cash provided by financing activities resulted primarily from receiving fewer loan proceeds, net of principal payments, during the six months ended June 30, 2010 as compared to the six months ended June 30, 2009.

Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008

	Year Ended December 31,
			Increase
	2009	2008	(Decrease)

Net cash provided by operating activities	$12,215	$33,534	$(21,319)
Net cash used in investing activities	(36,659)	(144,612)	107,953
Net cash provided by financing activities	31,126	106,712	(75,586)

Operating Activities.  The decrease in net cash provided by operating activities resulted primarily from a decrease in operating income, deferred tax benefit and accounts payable, accrued expenses and other liabilities during the year ended December 31, 2009 as compared to December 31, 2008.

Investing Activities.  The decrease in net cash used in investing activities for the year ended December 31, 2009, as compared to the year ended December 31, 2008, resulted primarily from a decrease in contributions to our investments in affiliates, proceeds from the sale of our interest in a joint venture, as well as an increase in loan repayments received from our affiliates. This decrease is also due to a decrease in capital expenditures related to our properties that are in service and in development.

Financing Activities.  The decrease in net cash provided by financing activities resulted primarily from receiving fewer loan proceeds during the year ended December 31, 2009 as compared to the year ended December 31, 2008.

Comparison of Year Ended December 31, 2008 to Year Ended December 31, 2007

	Year Ended December 31,
			Increase
	2008	2007	(Decrease)

Net cash provided by operating activities	$33,534	$29,751	$3,783
Net cash used in investing activities	(144,612)	(206,967)	62,355
Net cash provided by financing activities	106,712	99,035	7,677

Operating Activities.  The increase in net cash provided by operating activities resulted primarily from an increase in equity in losses of unconsolidated affiliates, during the year ended December 31, 2008 as compared to December 31, 2007.

Investing Activities.  The decrease in net cash used in investing activities for the year ended December 31, 2008, as compared to the year ended December 31, 2007, resulted primarily from decreased capital expenditures for our properties that are in service and under development, a decrease in cash used to fund our investments in unconsolidated affiliates, and the receipt of payments on a loan from one of our joint ventures.

Financing Activities.  The increase in net cash provided by financing activities resulted primarily from the proceeds from our Williamsburg loan during the year ended December 31, 2008. The increase from the loan proceeds were offset partially by an increase in principal payments and loan costs.

Inflation

Our resort properties are able to change room and amenity rates on a daily basis, so the impact of higher inflation can often be passed along to customers. However, a weak economic environment that decreases overall demand for our products and services could restrict our ability to raise room and amenity rates to offset rising costs.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair values relevant to financial instruments are dependent, in part, upon prevailing market interest rates. Market risk refers to the risk of loss from adverse changes in market prices and interest rates. Our earnings are also affected by the changes in interest rates due to the impact those changes have on our interest income from cash and our interest expense from variable-rate debt instruments. We may use derivative financial instruments to manage or hedge interest rate risks related to our borrowings. We do not intend to use derivatives for trading or speculative purposes.

As of June 30, 2010, we had total indebtedness of $553,467. This debt consisted of:

•	$68,011 of fixed rate debt secured by two of our resorts. This debt bears interest at 6.96%.

•	$94,867 of fixed rate debt secured by one of our resorts. This debt bears interest at 6.10%.

•	$78,588 of variable rate debt secured by one of our resorts. This debt bears interest at a floating annual rate of LIBOR plus a spread of 310 basis points, with a minimum rate of 6.50% per annum. The effective rate was 6.50% at June 30, 2010.

•	$219,657 (net of discount of $10,343) of first mortgage notes that are secured by first priority liens on three of our resorts. This debt bears interest at 10.875%. The notes are due April 2017.

•	$51,550 of subordinated debentures that bear interest at a fixed rate of 7.80% through March 2015 and then at a floating rate of LIBOR plus 310 basis points thereafter. The securities mature in March 2035.

•	$28,995 of subordinated debentures that bear interest at a fixed rate of 7.90% through June 2012 and then at a floating rate of LIBOR plus 300 basis points thereafter. The securities mature in June 2017.

•	$8,564 of fixed rate debt (effective interest rate of 10.67%) recognized as a liability related to certain bonds issued by the City of Sheboygan and $3,172 of non-interest bearing debt recognized as a liability related to a loan from the City of Sheboygan. These liabilities will be satisfied by certain future minimum guaranteed amounts of real and personal property tax payments and room tax payments to be made by the Sheboygan resort.

•	$63 related to a capital lease that was entered into in June 2009. The lease matures in May 2012.

As of June 30, 2010, we estimate the total fair value of the indebtedness described above to be $74,768 less than their total carrying values, due to the terms of the existing debt being different than those terms we believe would currently be available to us for indebtedness with similar risks and remaining maturities.

At June 30, 2010 all of our variable rate debt is subject to minimum rate floors. If LIBOR were to increase or decrease by 1% or 100 basis points, there would be no change in interest expense on our variable rate debt based on our debt balances outstanding and current interest rates in effect as of June 30, 2010, as LIBOR plus the loans’ basis points would not increase or decrease above the minimum rate floor.

During the six months ended June 30, 2010, there were no other material changes in our market risk exposure. For a complete discussion of our market risk associated with interest rate risk as of June 30, 2010, see “Item 7A. Quantitative and Qualitative Disclosures about Market Risk” in our Annual Report on Form 10-K for the year ended December 31, 2009.

BUSINESS

We are a family entertainment resort company that provides our guests with a high-quality vacation at an affordable price. We are the largest owner, licensor, operator and developer in North America of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities based on the number of resorts in operation. Each of our resorts features approximately 300 to 600 family suites, each of which sleeps from six to ten people and includes a wet bar, microwave oven, refrigerator and dining and sitting area. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance of our resorts. We operate and license resorts under our Great Wolf Lodge and Blue Harbor Resort brand names and have entered into licensing arrangements with third-parties to operate resorts under the Great Wolf Lodge brand name. Our resorts are open year-round and provide a consistent, comfortable environment where our guests can enjoy our various amenities and activities.

We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their total vacation spending. Our resorts earn revenues through the sale of rooms (which includes admission to our indoor waterpark), and other revenue-generating resort amenities. Each of our resorts features a combination of some or all of the following revenue-generating amenities: themed restaurants, ice cream shop and confectionery, full-service adult spa, kid spa, game arcade, gift shop, miniature golf, interactive game attraction, family tech center and meeting space. We also generate revenues from licensing arrangements, management fees and other fees with respect to our operation or development of properties owned in whole or in part by third parties.

Financial information regarding our reportable segments during 2010 and 2009 is included in Note 2 to Great Wolf Resorts’ Consolidated Financial Statements.

Industry Overview

We operate in the family entertainment resort segment of the travel and leisure industry. The concept of a family entertainment resort with an indoor waterpark was first introduced to the United States in Wisconsin Dells, Wisconsin, and has evolved there since 1987. In an effort to boost occupancy and daily rates, as well as capture off-season demand, hotel operators in the Wisconsin Dells market began expanding indoor pools and adding waterslides and other water-based attractions to existing hotels and resorts. The success of these efforts prompted several local operators to build new, larger destination resorts based primarily on this concept, including the Wilderness Hotel & Golf Resort, Treasure Island, Raintree Resort, Kalahari and the Great Wolf Lodge (formerly known as the Black Wolf Lodge), which our predecessor company purchased in 1999.

We believe that these resorts have proven popular because of several factors, including the ability to provide a year-round vacation destination without weather-related risks, the wide appeal of water-based recreation and the favorable trends in leisure travel discussed below. No operator or developer other than us has established a national portfolio of destination family resorts featuring indoor waterparks.

No standard industry definition for a family entertainment resort featuring an indoor waterpark has developed. A recent H&LA survey indicates that there are 144 open indoor waterpark resort properties in the United States and Canada as of June 2010. Of the total, 51 are considered “indoor waterpark destination resorts” offering more than 30,000 square feet of indoor waterpark space. Of these 51 properties, 11 are our properties. Most of our resorts are located in well-established, traditional drive-to family vacation destinations, which allow us to leverage the popularity of these destinations by offering a complementary entertainment option to existing venues and a high-quality family resort alternative. In addition, many of these destinations offer beaches, theme parks, waterparks, amusement parks and many other forms of outdoor activities that are only available on a seasonal basis. Within our enclosed resort environment, our guests can enjoy a total resort experience year round, regardless of weather conditions.

Competitive Strengths

We are the market leader for family entertainment resorts that feature indoor waterparks and other family-oriented amenities in North America. Our competitive strengths include:

Significant barriers to entry with an established first mover advantage.  We strive to be the first operators of family entertainment resorts featuring indoor waterparks in our selected target markets, and our resorts have typically been the first indoor waterpark resorts to open in their respective markets. Our experience in establishing 12 family-focused resorts and the economies of scale resulting from our current operation of multiple resorts provide us with the ability to move into a selected target market quickly. We believe there are significant barriers to entry in our industry segment that discourage others from developing similar resorts, including operational complexity, substantial capital requirements, availability of suitable sites in desirable markets and a challenging, multi-year permitting process. A new Great Wolf Lodge resort typically costs in excess of $120.0 million and takes from one to three years to develop and permit, and an additional 18 months or more to build. We believe that the combination of our first mover advantage, existing economies of scale and the significant barriers to entry in our target markets provide us with a competitive advantage.

Strong brand name awareness.  Our Great Wolf Lodge brand name is well recognized in our industry. We are the largest owner, licensor and operator of family entertainment resorts with indoor waterparks in North America based on the number of resorts in operation. Our Great Wolf Lodge brand is symbolized by our distinctive and easily identifiable theming, from our signature treehouse waterfort, to our mascots and recognizable logos and merchandise. We believe that our strong brand awareness has helped foster strong customer and brand loyalty, which is evidenced by high levels of repeat and referral guests. We will continue to focus on ensuring that each of our guests associates the Great Wolf Lodge brand with a memorable and consistent family vacation experience.

Resilient business model.  Our business model generally targets customers within a three-hour driving radius of our resorts. We believe recent vacation trends favor our business model as families increasingly choose to take shorter, more frequent vacations within driving distance of their homes. We are well positioned to continue to take advantage of these trends. We also believe that our resorts offer a high-quality vacation at an affordable price, which appeals to families during all stages of the economic cycle. We believe our resorts are less affected by changes in the economic cycle than are other vacation destinations, as drive-to destinations are generally less expensive and more convenient than destinations that require air travel. For the year ended December 31, 2009, Great Wolf Resorts’ same store RevPAR decreased 6.8% in constant dollar terms versus a 16.7% RevPAR decrease for the overall U.S. hotel industry, according to Smith Travel Research data. We also believe we have a significant opportunity to increase group demand from our current levels as we increase utilization of the meeting space at several of our newer resorts.

Positioned for economic recovery.  During the past two years we have positioned our business to benefit in an economic recovery. We have completed the construction of each of our resorts, and therefore have no current development exposure. We have also strengthened our capital structure, extending the maturities of our near-term debt so that on an as-adjusted basis we would have no debt maturities until April 2012. Additionally, we have taken steps to sell non-core assets. In August 2009, we closed on the sale of our 30.26% interest in the Great Wolf Lodge properties in Wisconsin Dells, WI and Sandusky, OH. All of these steps have allowed us to focus on our core operations, eliminate development risk from our portfolio and improve cash flows.

Extensive customer database through a centralized service center drives repeat and referral business.  Since 1997, we have accumulated an extensive customer database, which allows us to market directly to our customers and drive repeat and referral business. Despite the recent economic downturn, our repeat and referral business has continued to grow, which we believe is a testament to the quality of our business. For the six months ended June 30, 2010, we estimate that approximately 62.8% of our business came from repeat and referral guests.

In addition, by centralizing certain of our services, we focus on decreasing our per-unit costs. Centralized services provide operational efficiency, increasing our control over those services and positioning ourselves to deliver a higher quality of service to our customers. For example, our central reservations call center operates every day of the year and accepts reservations for our resorts. The call center also has the capacity to efficiently handle high call volumes and should require limited incremental costs as we grow our portfolio. We have also increased the efficiency and functionality of our web-based online reservations system, which we expect to allow us to further efficiently handle an increasing volume of guest reservations with limited incremental costs.

Expected growth from select resort expansions and openings.  In March 2009, we completed construction of the Great Wolf Lodge in Concord, North Carolina. The resort features 402 guest suites and approximately 97,000 square feet of indoor entertainment, including an approximately 84,000 square foot indoor waterpark. The resort also offers a number of revenue-enhancing amenities and an approximately 20,000 square foot conference center. In addition, our Grapevine, Texas resort completed an expansion in January 2009 that includes 203 additional guest suites and approximately 21,000 square feet of additional meeting space. We expect that our results will improve as our Concord resort begins to stabilize and due to the additional guest suites and meeting space at our Grapevine resort.

Strategic transition to a license and management model.  We anticipate that our future development projects will be structured as joint ventures or 100% license and management projects. This strategic shift is designed to allow more efficient use of capital as we expand our operation while continuing to leverage our brand, business model and operating expertise. In addition, we believe that numerous opportunities exist to partner with owners of existing hotels and resorts with indoor waterparks that are in need of management expertise.

Several development projects under letter of intent.  We have entered into non-binding letters of intent with respect to several projects at various stages of development, including proposed joint venture projects to develop resorts with one or more partners while contributing a minority of the total equity for the project. If we choose to move forward with any such projects, we will seek to construct these resorts through joint ventures and manage them after opening in return for development, management, marketing and licensing fees to be paid to us. We plan to pursue these proposed projects as financing availability permits. We have previously entered into resort ownership joint ventures with Paramount Parks, CNL Lifestyle Properties and The Confederated Tribes of the Chehalis Reservation, and we are actively exploring potential joint venture arrangements for future properties.

Significant portfolio of product offerings that increase ancillary on-site revenues.  Our resorts feature a number of proprietary and branded products and entertainment options that increase ancillary on-site revenues and distinguish our resorts’ self-contained vacation experience. These products include Buckhorn Exchange gift shop, Elements Spa and Salon, Youkon Jack’s Game Parlor, Northern Lights Arcade, Cub Club, Scooops Kid Spa, remote control car racing and miniature golf. Nine of our resorts feature a MagiQuest attraction, an interactive, live-action, fantasy adventure game that guests can play throughout the resort. Additionally, four of our resorts feature an approximately 1,000 square foot interactive family tech center, gr8_space, which features multiple computer stations offering Internet access, docking stations for digital music players and multiple gaming stations. We believe that these ancillary products will continue to drive additional revenues and enhance the guest experience and brand loyalty. We believe that the RevPOR performance of our Generation II resorts is due to a significant extent to the superior amenities provided at those resorts.

International growth opportunities.  We believe that our Great Wolf Lodge brand can be successfully leveraged in certain international markets. We are currently discussing opportunities with potential international partners to build Great Wolf Lodge resorts beyond North America. Similar to our arrangement with Ripley’s in Niagara Falls, Ontario, we are seeking to enter into licensing and/or management agreements with experienced companies that have local market knowledge in order to increase revenues and expand the reach of our Great Wolf Lodge brand.

Continual innovation.  We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions. We have received numerous industry awards for our guests’ experiences, our operations, innovative development, sales and marketing initiatives and materials, and employee retention. We are currently exploring several new concepts that, we believe, will allow us to generate additional revenue without requiring significant capital investment. While these concepts are still in the initial stages of development, we are seeking to innovatively extend our brand and to take these concepts to market.

Strong management team with skilled resort level staff.  Our executive management team includes five individuals who are responsible for our strategic direction and have an average of eight years of experience with Great Wolf Resorts and nineteen years of industry experience. Our executive management has significant experience in the hospitality, family entertainment and real estate development industries and has significant expertise in operating complex, themed family entertainment resorts featuring indoor waterparks. In addition, we have a team of skilled, loyal and committed employees at each of our resorts. We offer our resort employees a number of benefits, including what we believe is a positive and rewarding work environment, career-oriented training, the ability to obtain consistent year-round work, which is uncommon in the resort industry, and career growth opportunities. As a result, we believe our employees are committed to delivering a superb customer experience and helping to assure that our guests fully enjoy their family vacations.

Focus on Safety.  We invest heavily in safety measures in the design, construction and operation of our resorts. For example, we specifically design our waterparks with attention to sightlines and safety precautions and use one of the most respected training methods in the water safety industry to train each of our lifeguards. We design and construct our indoor waterparks with state-of-the-art air quality and water treatment systems. We also maintain and periodically upgrade our facilities to ensure that we provide our guests with best-in-class safety measures and systems.

Business and Growth Strategies

Our primary business objective is to increase long-term investor value by executing our growth strategies, which include:

•	Leveraging Our Competitive Advantages and Increasing Domestic Geographic Diversification through a Licensing-Based Business Model and Joint Venture Investments in Target Markets. We are seeking to grow our business and diversify our domestic geographic brand footprint in a capital-efficient manner primarily through a licensing-based business model. This business model is designed to further exploit our competitive advantages of being the first-mover in the indoor waterpark resort business, our strong brand equity and our waterpark resort management expertise. We seek opportunities to earn fees through licensing our brand and managing new resorts that are constructed and developed primarily by third-party owners and may also make minority investments in joint ventures that own licensed resorts in order to share in any equity appreciation and profits of those resorts. Our proposed transactions to license and manage new resorts near the Galleria at Pittsburgh Mills in Tarentum, Pennsylvania and in Garden Grove, California, are examples of typical transactions under this strategy. We expect this business model to allow us to deploy our capital resources more efficiently, reduce our overall leverage and diversify our operations geographically, since we will not be fully responsible for the construction and ownership of the licensed resorts, and will generally not be required to incur associated mortgage or construction debt. In addition, this business model is designed to allow us to more quickly expand domestically, reducing our sensitivity to economic conditions affecting any single region.

•	Expanding Our Brand Footprint Internationally. We also plan to use our licensing-based business model to efficiently expand our business internationally. Similar to our arrangement with Ripley’s in Niagara Falls, Ontario, we seek to enter into license and/or management agreements with reputable companies that have local market knowledge in order to increase revenues and expand the international footprint of our Great Wolf Lodge brand. We may also seek to make strategic minority joint venture investments in the licensed resorts in order to share in the profits and equity appreciation of the resorts. We believe this model is the most efficient strategy for international expansion, since it enables us to leverage the local expertise of our joint venture partners while minimizing our capital investment.

•	Selective Sales of Ownership Interests/Recycling of Capital. We will selectively consider opportunities to sell partial or whole interests in one or more of our owned and operated properties, as we did in our CNL joint venture. We intend to continue to manage and/or license our Great Wolf Lodge branded resorts, and we will consider transactions that allow us to maintain our management/licensing agreement at a resort while realizing value through our selective sales. In those situations, we expect to recycle capital generated by such transactions for investment in future growth opportunities.

•	Expanding and Enhancing Existing Resorts. We will continue to focus on growth opportunities at our existing resorts by adding revenue-enhancing features that drive ancillary spending and that we believe will meet our return on investment requirement, including non-water based attractions. We also intend to continue to evaluate incremental revenue-generating opportunities, such as expanding the number of rooms at certain of our resorts.

•	Continuing to Innovate. We intend to leverage our in-house expertise, in conjunction with the knowledge and experience of our third-party suppliers and designers, to develop and implement the latest innovations in family entertainment activities and amenities, including waterpark attractions. We have received numerous industry awards for our guests’ experiences, our operations, innovative development, sales and marketing initiatives and materials and employee retention. We are currently exploring several new concepts that, we believe, will allow us to generate additional revenue without requiring significant capital investment. Among these concepts is an adaptive re-use model, pursuant to which we would license the right to use entertainment features currently used in Great Wolf resorts to existing, full-service hotels, featuring family-oriented activities. While these concepts are still in the initial stages of development, we are seeking to innovatively extend our brand and to take these concepts to market.

•	Maximizing Total Resort Revenues. We will continue to employ aggressive yield management techniques and sales and marketing efforts to maximize room revenues at both our owned and managed resorts. During off-peak times (generally in May and September, and during the middle of weeks when schools are in session), we will seek to maintain higher occupancy by holding special events and targeting group sales and conferences. We will also seek to maximize other on-site revenue, such as food and beverage, entertainment and merchandise revenue through themed restaurants, ice cream shops, snack shops, adult and kids spas, gift shops, game arcades, MagiQuest, mini-golf and teen-themed areas. We have also entered into a number of co- marketing agreements with strategic partners and expect to enter into additional co-marketing agreements in the future in order to increase other revenue.

•	Minimizing Total Resort Costs. We seek to reduce operating costs by leveraging our purchasing power with respect to operating supplies, food and beverage, insurance and employee benefits. By centralizing certain of our services, we also seek to reduce our per-unit costs, while increasing our control over those services in order to deliver a greater quality of service to our customers. Our centralized reservations system is scalable and, together with our web-based reservations system, enables us to efficiently handle high reservation volumes and which we expect to require limited incremental costs over the next several years as we increase our portfolio of resorts.

•	Building Upon Our Existing Brand Awareness and Loyalty. Our Great Wolf Lodge brand is recognizable by our customers because of our distinctive and easily identifiable theming, from our signature treehouse waterfort, to our mascots and distinctive logos and merchandise. We believe we have fostered strong customer and brand loyalty, which is evidenced by our high levels of repeat and referral guests. We will continue to focus on ensuring that each of our guests associates the Great Wolf Lodge brand with a memorable and consistent family vacation experience.

Properties

The following table presents an overview of our portfolio of resorts. As of June 30, 2010, we operated and/or have entered into licensing arrangements relating to the operation of 11 Great Wolf Lodge resorts (our signature Northwoods-themed resorts), and one Blue Harbor Resort (a nautical-themed property). We anticipate that most of our future resorts will be licensed and/or developed under our Great Wolf Lodge brand, but we may operate and/or enter into licensing arrangements with regard to additional nautical-themed resorts under our Blue Harbor Resort brand or other brands in appropriate markets.

			Number of	Number of	Indoor
	Ownership		Guest	Condo	Entertainment
	Percentage	Opened	Suites	Units(1)	Area(2)
					(Approx. sq. ft.)

Wisconsin Dells, WI(3)	—	1997	308	77	102,000
Sandusky, OH(3)	—	2001	271	—	41,000
Traverse City, MI	100%	2003	280	—	57,000
Kansas City, KS	100%	2003	281	—	57,000
Sheboygan, WI	100%	2004	182	64	54,000
Williamsburg, VA(4)	100%	2005	405	—	87,000
Pocono Mountains, PA(4)	100%	2005	401	—	101,000
Niagara Falls, ONT(5)	—	2006	406	—	104,000
Mason, OH(4)	100%	2006	401	—	105,000
Grapevine, TX(4)	100%	2007	605	—	110,000
Grand Mound, WA(6)	49%	2008	398	—	74,000
Concord, NC(4)	100%	2009	402	—	97,000

(1)	Condominium units are individually owned by third parties and are managed by us.

(2)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room, family tech center, MagiQuest (an interactive game attraction) and fitness room, as well as our spa in the resorts that have such amenities.

(3)	These properties are owned by CNL, a real estate investment trust focused on leisure and lifestyle properties. Prior to August 2009, these properties were owned by a joint venture between CNL and us. In August 2009 we sold our 30.26% joint venture interest to CNL for $6.0 million. We currently manage both properties and license the Great Wolf Lodge brand to these resorts.

(4)	Five of our properties (Great Wolf Lodge resorts in Williamsburg, VA; Pocono Mountains, PA; Mason, OH; Grapevine, TX and Concord, NC) each had a book value of fixed assets equal to ten percent or more of our total assets as of June 30, 2010. Four of our properties (Great Wolf Lodge resorts in Williamsburg, VA; Pocono Mountains, PA; Mason, OH and Grapevine, TX) each had revenues equal to ten percent or more of our total revenues for the six months ended June 30, 2010.

(5)	An affiliate of Ripley’s, our licensee, owns this resort. We have granted Ripley’s a license to use the Great Wolf Lodge name for this resort through April 2016. We managed the resort on behalf of Ripley’s through April 2009.

(6)	This property is owned by a joint venture. Chehalis owns a 51% interest in the joint venture, and we own a 49% interest. We operate the property and license the Great Wolf Lodge brand to the property under long-term agreements through April 2057, subject to earlier termination in certain situations. The joint venture leases the land for the resort from the United States Department of the Interior, which is trustee for Chehalis.

Northwoods Lodge Theme.  Each of our Great Wolf Lodge resorts has a Northwoods lodge theme. Our approximately 5,000 to 9,000 square foot atrium lobbies, that are between three and five stories high, are designed in a Northwoods cabin motif with exposed timber beams, massive stone fireplaces, mounted wolves and other Northwoods creatures and an animated two-story Clock Tower that provides theatrical entertainment for our younger guests. Throughout the common areas and in each guest suite, we use sturdy, rustic furniture that complements the Northwoods theme. We believe that this consistent theme throughout our resorts creates a comfortable and relaxing environment and provides a sense of adventure and exploration that the entire family can enjoy.

Guest Suites.  All of our guest suites are themed luxury suites, ranging in size from approximately 385 square feet to 1,970 square feet. Substantially all of the rooms in our resorts also include a private deck or patio, although a lower percentage of rooms in our Grapevine and Grand Mound resorts include this type of amenity. Our resorts offer up to 11 room styles to meet the needs and preferences of our guests, including a selection of rooms with lofts, Jacuzzis and fireplaces. Our standard rooms include two queen beds and a third queen bed in the sleeper sofa, a wet bar, microwave oven, refrigerator and dining and sitting area, and can accommodate up to six people. Our specialty rooms can accommodate up to seven people and provide a separate area for children, including our KidCabin® suites that feature a log cabin bunk bed room, our Wolf Den Suitestm that feature a themed den enclosure with bunk beds and our KidKamptm suites that feature bunk beds in a themed tent enclosure. We also offer larger rooms, such as our Majestic Bear Suitetm and Grizzly Bear Suitetm, which have separate bedrooms with a king bed, a large dining and living area and can accommodate up to eight people. For business travelers we also offer Luxury King Suites that have a king bed, a 32” television, and wireless Internet access. Our guest suites have wallpaper, artwork and linens that continue the Northwoods theme and our resorts provide pay-per-view movies and pay-per-play video games. Some of our resorts also provide room service dining. Our Blue Harbor Resort has similar appropriate nautical-themed named rooms.

Indoor Waterparks.  Our existing Great Wolf Lodge indoor waterparks are maintained at a warm and comfortable temperature, range in size from approximately 34,000 to 84,000 square feet and have a Northwoods theme and include decorative rockwork and plantings. The focus of each Great Wolf Lodge waterpark is our signature 12-level treehouse waterfort. The waterfort is an interactive water experience for the entire family that features over 60 water effects, including spray guns, fountains, valves and hoses, has cargo netting and suspension bridges and is capped by an oversized bucket that dumps between 700 and 1,000 gallons of water every five minutes. Our Blue Harbor Resort has a 43,000 square foot Breaker Bay waterpark, including our 12-level Lighthouse Pier waterfort, which features a 1,000-gallon tipping ship.

Our waterparks also feature high-speed body slides and inner tube waterslides that wind in and out of the building into a splash-down pool, smaller slides for younger children, zero-depth water activity pools with geysers for young children, a water curtain, fountains and tumble buckets, a lazy river, additional activity pools for basketball, open swimming and other water activities and two large free-form hot tubs, one of which is for adults only. Each waterpark is constructed with a special nonslip floor surface for maximum traction and has ample deck space and good sight lines to enhance parental oversight.

On average, approximately one to two million gallons of water is cycled through each of our waterparks every hour as part of our water filtration procedures. Our primary operating equipment includes water pumps, tanks and filters, located in separate spaces to allow for quick repairs or replacement. Computerized water and air treatment systems and highly trained technicians monitor the water and air quality of our waterparks in order to promote a clean and safe environment. We seek to minimize the use of chlorine. Most of the water purification is performed by one or more non-chlorinated water treatment systems, which ensures the highest water quality and a substantial reduction in the typical chlorine odor found in indoor pools. In addition, the water within each area circulates at least every hour to maximize hygiene. Each waterpark area has its own water system so that a problem with any one area can be quickly contained and does not affect the operations of the rest of the waterpark.

We expect recurring annual capital expenditures for each resort that we own to be approximately 1-4% of the resort’s revenues, depending on the age of the resort. As much of the equipment used in our waterparks is designed for outdoor application and capable of withstanding intense physical use and the elements year-round, wear and tear is minimal. We believe our equipment has a long useful life. In addition, our water purification system minimizes airborne chemicals, and their potentially corrosive effects on materials and equipment, and is designed to help extend the life of our equipment.

The safety of our guests is a primary focus in our waterparks. Our lifeguards receive one of the highest levels of training and certification in the industry, provided by Jeff Ellis & Associates, Inc. (“Ellis & Associates”), an international aquatic safety consulting company. Ellis & Associates conducts quarterly unannounced safety inspections at each of our resorts to ensure that proper safety measures and procedures are maintained. All of our on-duty lifeguards perform daily training exercises under the supervision of a certified instructor. We also encourage our lifeguards to obtain EMT certification, and we reimburse them for the costs of the training.

Our indoor waterparks are generally open from 8:30 a.m. until 10:00 p.m., seven days a week, and admission is generally only available to resort guests. Our general guests-only policy, which is in effect at all of our resorts other than our Sheboygan resort, allows our guests to avoid the long lines and other inconveniences of daily admission-based waterparks.

Amenities.  Each of our resorts features a combination of the following amenities. Some of the amenities described below have different names at certain of our Great Wolf Lodge resorts. Our Blue Harbor Resort amenities have similar appropriate nautical-themed names.

•	Themed Restaurants. Our resorts feature one or more full-service, themed restaurants and a themed bar and grille that serves alcoholic beverages and sandwiches. Our themed restaurants include the Gitchigoomie Grilltm, with a life-sized sea plane suspended over the dining area, Lumber Jack’s Cook Shantytm, the Loose Moose Bar & Grilltm, and the Camp Critter Bar & Grilletm, which features a two-story realistic tree with a canopy of leaves and canvas-topped booths with hanging lanterns, giving guests the impression that they are dining in a Northwoods forest campsite. Our Blue Harbor Resort features our On the Rocks Bar & Grille and Rusty Anchortm Buffet.

•	Ice Cream Shop and Confectionery. Each of our Great Wolf Lodge resorts has a Bear Claw Cafétm or Bear Paw Sweets & Eatstm ice cream shop and confectionery that provides sandwiches, coffee, pastries, ice cream, candies, home-made fudge and other snacks that families can share together. Our Blue Harbor Resort has a Sweetshop Landing confectionery.

•	Coffee Shop. Some of our resorts have a separate coffee shop that offers Starbucks® or Dunkin Donuts® coffee, as well as other pastry items provided by those brands.

•	Snack Bar. Each of our waterparks has a snack bar that offers a variety of sandwiches, pizzas and similar foods with ample seating so that our guests do not have to leave the warmth and comfort of the waterpark.

•	Gift Shop. Each of our resorts has a Buckhorn Exchange or Precious Cargo gift shop that provides distinctive themed gifts, including Great Wolf Lodge or Blue Harbor Resort logo merchandise, souvenirs, collectibles and stuffed animals. The gift shop also offers resort toys, swimwear and personal necessities. Our resorts also have a Bear Essentialstm or Washed Ashore gift shop located in the waterpark.

•	Full-Service Spa. Each of our resorts, with the exception of our Sandusky resort, has an Elements Spa and Salon that provides a relaxing get-a-way with a full complement of massages, facials, manicures, pedicures and other spa treatments and a wide selection of Aveda® products. Each of our spas also includes our Scooops Kid Spa. The furnishings for the kid-friendly spa have the look of a modern ice cream parlor, with chocolate-colored walls, retro swivel stools and a pedicure sofa that looks like an oversized ice cream sundae. While enjoying their treatments, kids can listen to music with a provided CD player and speakers or with their own digital music player.

•	Game Arcade. Our Youkon Jack’s Game Parlor or Northern Lights Arcade range in size from approximately 3,900 to 7,000 square feet, generally feature over 70 games and are divided into distinct areas with video and skill games that appeal to children of different ages. Tickets won from the skill games may be exchanged for a wide selection of merchandise that appeals to our younger guests.

•	Cub Club. Our Cub Club rooms are professionally staffed children’s activity rooms with programmed activities, including arts and crafts, games and nature hikes. Our Blue Harbor Resort features activities that are similar to our Cub Club.

•	Animated Clock Tower. Each of our Great Wolf Lodge resorts has a two-story animated Clock Tower located in the resort’s main atrium lobby. The Clock Tower provides daily theatrical entertainment through talking and singing trees, animals and Northwoods figures. Our Blue Harbor Resort features a 2,000-gallon water fountain featuring a hand-blown glass sculpture and a music and light show located in its main atrium lobby.

•	Outdoor Water Amenities. Outdoor water amenities complement our indoor waterpark facilities and allow our guests to take advantage of favorable weather conditions. Our outdoor water amenities include activity pools and a large deck or patio area and are generally open from May until September, longer if the weather is favorable. Our Wisconsin Dells and Grapevine resorts also have outdoor waterslides.

•	Fitness Room. Our fitness rooms contain aerobic exercise equipment, weight-lifting machines, and numerous televisions for active viewing.

•	Meeting Space. Our resorts offer meeting space ranging from approximately 3,000 to over 7,000 square feet that are available for guest meetings, including a 99-seat, state-of-the-art, symposium-style room at our Traverse City, Mason and Niagara Falls resorts.

•	Conference Facility. Many of our resorts feature conference facility space. Our Traverse City, Sheboygan, Williamsburg, Mason, Grapevine Grand Mound and Concord resorts feature conference facilities that range in size from approximately 10,000 — 40,000 square feet. Each of these conference facilities also feature some if not all, of the following additional aspects to their conference facilities: Grand Ballroom, flexible meeting spaces, executive boardroom, audio visual systems, and multiple pre-function concourses including an outdoor patio.

•	MagiQuest. Nine of our resorts feature a MagiQuest attraction. MagiQuest is an interactive, live-action, fantasy adventure game that guests can play throughout the resort.

•	Minigolf. Five of our resorts feature a custom-designed, outdoor 18-hole miniature golf course.

•	gr8_space. Five of our resorts feature an approximately 1,000 square foot interactive family tech center, gr8_space, which features multiple computer stations offering Internet access, docking stations for digital music players, as well as multiple gaming stations. Gr8_space also features family events, like rock star karaoke and family challenge games. In the evening, gr8_space features dedicated teen time and activities for fun on their terms.

Property descriptions

We currently operate, manage and/or have entered into licensing arrangements relating to the operation of 12 resorts, located in Wisconsin Dells, Wisconsin; Sandusky, Ohio; Traverse City, Michigan; Kansas City, Kansas; Sheboygan, Wisconsin; Williamsburg, Virginia; Pocono Mountains, Pennsylvania; Niagara Falls, Ontario; Mason, Ohio; Grapevine, Texas; Grand Mound, Washington and Concord, North Carolina.

Great Wolf Lodge — Wisconsin Dells, Wisconsin

Our Great Wolf Lodge, located on 16 acres in Wisconsin Dells, Wisconsin, was originally constructed in 1997 and acquired by our predecessor company in 1999. In October 2005, we sold this resort to a joint venture with CNL. In August 2009, we sold all of our interest in the joint venture to CNL. We continue to manage and license this resort under long-term arrangements.

Wisconsin Dells is a renowned family vacation destination that features a number of entertainment options, including amusement parks, museums, live entertainment and other indoor waterparks. According to the 2009 Travel & Tourism Market Research Handbook, the Wisconsin Dells area attracts over 2.9 million visitors each year. Wisconsin Dells is within a one-hour drive from Madison, Wisconsin; a two-hour drive from Milwaukee, Wisconsin; a three-hour drive from Chicago, Illinois; a three and one-half- hour drive from Minneapolis/St. Paul, Minnesota; and a five-hour drive from Des Moines, Iowa. According to Applied Geographic Solutions, Inc., there are approximately 16.4 million people who live within 180 miles of the resort.

Great Wolf Lodge of Wisconsin Dells has 308 guest suites, with an additional 77 third-party owned, one to four bedroom condominium units located adjacent to the resort, on a six-acre land parcel, and an approximately 76,000 square foot indoor waterpark that includes our signature treehouse waterfort. The resort offers a number of revenue-enhancing amenities, including themed restaurants and snack bars, confectionery and ice cream shop, Cub Club, full-service spa, kids spa, game arcade, gift shops, MagiQuest, an outdoor recreation area and meeting rooms. The resort also includes non revenue-generating amenities, such as an animated two-story Clock Tower and fitness center.

Great Wolf Lodge — Sandusky, Ohio

In March 2001, we opened our Great Wolf Lodge in Sandusky, Ohio. In October 2005, we sold this resort to our joint venture with CNL. In August 2009, we sold our interest in that joint venture to CNL. We currently manage this resort under a short-term management agreement that expires on December 31, 2010.

Sandusky is a family destination near Cleveland, Ohio, that is well known for its amusement parks. According to the Sandusky/FIB Erie County Visitors and Convention Bureau, Sandusky attracts approximately 9 million visitors each year. Sandusky is within a one-hour drive from Cleveland and Toledo, Ohio; a two-hour drive from Detroit, Michigan; a two and one-half-hour drive from Columbus, Ohio; and a three-hour drive from Pittsburgh, Pennsylvania. According to Applied Geographic Solutions, Inc., there are approximately 22.9 million people who live within 180 miles of the resort.

Great Wolf Lodge of Sandusky is located on approximately 15 acres and has 271 guest suites and an approximately 34,000 square foot indoor waterpark that includes our signature treehouse waterfort, tube slides, body slides, hot tubs and a lazy river. The resort offers a number of revenue-enhancing amenities, including our themed restaurants and snack bars, confectionary and ice cream shop, Cub Club, game arcade, gift shops, an outdoor recreation area and meeting rooms. The resort also includes non revenue-generating amenities such as our animated two-story Clock Tower and fitness center.

Great Wolf Lodge — Traverse City, Michigan

In March 2003, we opened our Great Wolf Lodge in Traverse City, Michigan. Traverse City is a traditional family vacation destination with skiing and lake activities. According to the Traverse City Convention and Visitors Bureau, Traverse City attracts approximately 2 million visitors each year. Traverse City is within a two-hour drive from Grand Rapids, Michigan; a three-hour drive from the Sault St. Marie, Michigan; and a four-hour drive from Detroit and Ann Arbor, Michigan, as well as Windsor, Ontario. According to Applied Geographic Solutions, Inc., there are approximately 7.1 million people who live within 180 miles of the resort.

Great Wolf Lodge of Traverse City is located on approximately 48 acres and has 280 guest suites and an approximately 40,000 square foot indoor waterpark that includes our signature treehouse waterfort. It also includes a conference center that is approximately 10,000 square feet. The resort offers a number of revenue-enhancing amenities, including our themed restaurants and snack bars, confectionery and ice cream shop, Cub Club, full-service spa, kids spa, game arcade, gift shops, MagiQuest, minigolf, an outdoor recreation area and approximately 7,000 square feet of meeting space. The resort also includes non revenue-generating amenities such as our animated two-story Clock Tower and fitness center.

Great Wolf Lodge — Kansas City, Kansas

In May 2003, we opened our Great Wolf Lodge in Kansas City, Kansas, as part of the Village West tourism district that includes a Cabela’s superstore, Nebraska Furniture Mart and the Kansas NASCAR

Speedway. According to the 2009 Travel & Tourism Market Research Handbook, Kansas City attracts approximately 8 million visitors each year. Kansas City is within a one-hour drive from Topeka, Kansas; a three-hour drive from Wichita, Kansas, Des Moines, Iowa and Omaha, Nebraska; and a four-hour drive from St. Louis, Missouri. According to Applied Geographic Solutions, Inc., there are approximately 6.8 million people who live within 180 miles of the resort.

Great Wolf Lodge of Kansas City is located on approximately 17 acres and has 281 guest suites and an approximately 40,000 square foot indoor waterpark that includes our signature treehouse waterfort. The resort offers a number of revenue-enhancing amenities, including our themed restaurants and snack bars, confectionery and ice cream shop, Cub Club, full-service spa, kids spa, game arcade, gift shops, MagiQuest, minigolf, an outdoor recreation area and meeting rooms. The resort also includes non revenue-generating amenities such as our animated two-story Clock Tower and fitness center.

Blue Harbor Resort — Sheboygan, Wisconsin

In June 2004, we opened our Blue Harbor Resort on an approximately 12-acre property on the shores of Lake Michigan in Sheboygan, Wisconsin. Sheboygan is a family vacation destination featuring lake activities and golf. Due to the lakefront location, we designed this resort with a nautical theme rather than our typical Northwoods lodge theme. This resort is styled as a grand beach resort and decorated in a manner consistent with that theme, including a nautical themed lobby and specialty rooms such as the KidAquarium Suite with bunk beds surrounded by walls of deep blue sea and schools of fish and the Boathouse Suite with rowboat bunk beds. Sheboygan is within a one-hour drive from Milwaukee and Green Bay, Wisconsin; a two-hour drive from Madison, Wisconsin; a three-hour drive from Chicago, Illinois; and a four-hour drive from Dubuque, Iowa. According to Applied Geographic Solutions, Inc., there are approximately 18.6 million people who live within 180 miles of the resort.

Blue Harbor Resort has 182 guest suites, with an additional 64 individually-owned, two and four bedroom condominium units located adjacent to the resort, and an approximately 43,000 square foot Breaker Bay indoor waterpark with a 12-level Lighthouse Pier waterfort. The resort offers a number of revenue-enhancing amenities, including our nautical-themed restaurants and snack bar, confectionery and ice cream shop, Crew Club, full-service spa, kids spa, game arcade, gift shops and an outdoor recreation area. This resort also has an approximately 21,000 square foot attached conference facility that seats 1,000 people. The resort offers non revenue-generating amenities such as our 2,000 gallon hand-blown glass water fountain featuring a music and light show and fitness center.

We currently manage the rental of all of the condominium units at this resort. We receive a rental management fee of approximately 38% of gross revenue. In addition, we receive reimbursement of certain waterpark expenses through the condominium association.

Great Wolf Lodge — Williamsburg, Virginia

In March 2005, we opened our Great Wolf Lodge in Williamsburg, Virginia, on an 83-acre site. Williamsburg is a popular family vacation destination with amusement parks, waterparks and other entertainment attractions. According to the 2009 Travel & Tourism Market Research Handbook, the Williamsburg area attracts 4 million visitors each year. Williamsburg is a one-hour drive from Richmond, Virginia; a two and one-half-hour drive from Washington, D.C.; a three-hour drive from Baltimore, Maryland; a three and one-half-hour drive from Raleigh, North Carolina; a four and one-half-hour drive from Wilmington, Delaware; and a five-hour drive from Philadelphia, Pennsylvania. According to Applied Geographic Solutions, Inc., there are approximately 17.4 million people who live within 180 miles of the resort.

The resort occupies approximately 46 acres of the site. We have leased a portion of the excess land to an entity who has opened a restaurant on this site. We may sell or lease a portion of the remaining excess land as out-lots and retain the remaining acreage to support future expansion of the resort.

Great Wolf Lodge of Williamsburg has 405 guest suites and an approximately 67,000 square foot indoor waterpark that includes our signature treehouse waterfort. It also includes a conference center that is approximately 10,000 square feet. The resort offers a number of revenue-enhancing amenities, including themed restaurants and snack bars, confectionery and ice cream shop, Cub Club, full-service spa, kids spa, game arcade, gift shops, MagiQuest, minigolf, gr8_space, an outdoor recreation area and approximately 11,000 square feet of meeting rooms. The resort offers non revenue-generating amenities such as a two-story animated Clock Tower and fitness center.

Great Wolf Lodge — Pocono Mountains, Pennsylvania

In October 2005, we opened our Great Wolf Lodge in the Pocono Mountains on a 95-acre site near Stroudsburg, Pennsylvania. The Pocono Mountains area is a popular family vacation destination featuring family-oriented attractions and recreational activities. According to the 2009 Travel & Tourism Market Research Handbook, the Pocono Mountains region attracts approximately 8 million visitors each year. The resort is less than a one-hour drive from Scranton, Pennsylvania; a two-hour drive from Manhattan, New York and Philadelphia, Pennsylvania; a two and one-half-hour drive from Bridgeport, Connecticut; a three hour drive from Baltimore, Maryland; and a five-hour drive from Pittsburgh, Pennsylvania. According to Applied Geographic Solutions, Inc., there are approximately 45.2 million people who live within 180 miles of the resort.

Our Great Wolf Lodge of the Pocono Mountains has 401 guest suites and an approximately 80,000 square foot indoor waterpark that includes our signature treehouse waterfort. The resort offers a number of revenue-enhancing amenities, including themed restaurants and snack shops, confectionery and ice cream shop, Cub Club, full-service spa, kids spa, game arcade, gift shops, MagiQuest, gr8_space, an outdoor recreation area and approximately 5,800 square feet of meeting rooms. The resort also includes non revenue-generating amenities such as a two-story animated Clock Tower and fitness center.

Great Wolf Lodge — Niagara Falls, Ontario

In January 2004, we entered into a license agreement with Ripley’s that authorized Ripley’s to develop and operate a Great Wolf Lodge resort in Niagara Falls, Ontario. In addition, the agreement allows Ripley’s to use certain licensed trademarks, such as “Cub Club,” “KidCabin,” and “Great Wolf Lodge.” The term of the license agreement is ten years, with the possibility of up to four successive five-year renewals. Under the license agreement, Ripley’s is required to pay a monthly license fee and a brand marketing fee that we are obligated to contribute to a marketing program. We may terminate the license agreement at any time, upon notice, if Ripley’s fails to meet its material obligations under the agreement. These obligations require Ripley’s to meet payment obligations in a timely manner, maintain and operate the resort in a manner consistent with our operating standards and obtain our approval prior to the use of any of our licensed trademarks. In addition, these material obligations restrict Ripley’s to selling only products, goods and services that we approve and from developing or managing a hotel with an indoor waterpark within the United States until, at the earliest, January 2016.

In April 2006, the Great Wolf Lodge in Niagara Falls, Ontario, Canada opened. Niagara Falls is a popular family vacation destination. According to the 2009 Travel & Tourism Market Research Handbook, Niagara Falls attracts nearly 12 million visitors each year. Niagara Falls is less than a one hour drive from Buffalo, New York; a one and one-half-hour drive from Toronto, Ontario; a one and three-quarter-hour drive from Kitchener, Ontario; a two and one-half-hour drive from London, Ontario; and a four and one-quarter-hour drive from Windsor, Ontario. According to Applied Geographic Solutions, Inc., there are approximately 8 million people in the United States and 9.6 million people in Canada, who live within 180 miles of the resort.

Great Wolf Lodge of Niagara Falls has 406 guest suites with an approximately 82,000 square foot indoor waterpark. The resort offers a number of revenue-enhancing amenities, including themed restaurants and snack bars, confectionery and ice cream shop, Cub Club, full-service spa, game arcade, gift shops, minigolf, an outdoor recreation area and meeting space. The resort also includes non revenue-generating amenities such as a two-story animated Clock Tower and fitness center.

Great Wolf Lodge — Mason, Ohio

In December 2006, we opened our Great Wolf Lodge in Mason, Ohio, on a 39-acre land parcel adjacent to Kings Island theme park. Mason is a popular family destination featuring family-oriented attractions and recreational activities. According to the 2009 Travel & Tourism Market Research Handbook, the Mason/Cincinnati metro areas attract 5 million visitors per year. The resort is located less than a one-hour drive from Cincinnati and Dayton, Ohio; a one and one-half hour drive from Columbus, Ohio; and a two-hour drive from Louisville, Kentucky, Indianapolis, Indiana and Lexington, Kentucky. According to Applied Geographic Solutions, Inc., there are approximately 16.6 million people who live within 180 miles of the resort.

Our Great Wolf Lodge of Mason, Ohio, has 401 guest suites and an approximately 84,000 square foot indoor waterpark. The resort offers a number of revenue-enhancing amenities, including themed restaurants and snack bars, confectionery and ice cream shop, Cub Club, full-service spa, kids spa, game arcade, gift shops, MagiQuest and an outdoor recreation area. The resort also includes non revenue-generating amenities such as a two-story animated Clock Tower and fitness center. The resort also includes a state-of-the-art 40,000 square foot conference center, including an expansive Grand Ballroom, flexible meeting spaces, an executive boardroom, audio and visual systems, and multiple pre-function concourses including an outdoor patio.

Great Wolf Lodge — Grapevine, Texas

In December 2007, we opened our Great Wolf Lodge in Grapevine, Texas, on a 51-acre site. Grapevine is a popular family destination featuring family-oriented attractions and recreational activities. The resort is less than a one-hour drive from both Dallas and Fort Worth, Texas. The Dallas and Fort Worth region is the 6th largest market area in the United States according to Nielsen Media Research Inc., and the resort has a higher population within a 60-mile radius than any other Great Wolf Lodge resort. The resort is also a three-hour drive from Oklahoma City, Oklahoma; a three and one-half-hour drive from Shreveport, Louisiana and Austin, Texas; and a four and one-half-hour drive from Houston and San Antonio, Texas. According to Applied Geographic Solutions, Inc., there are approximately 10.7 million people who live within 180 miles of the resort. The resort occupies approximately 30 acres of this site. We may sell a portion of the excess land as one or more out-lots.

Our Great Wolf Lodge of Grapevine, Texas, has 605 guest suites and an approximately 78,000 square foot indoor waterpark. The resort offers a number of revenue-enhancing amenities, including themed restaurants and snack bars, confectionery and ice cream shop, Cub Club, full-service spa, kids spa, game arcade, gift shops, MagiQuest, gr8_space and an outdoor recreation area. The resort also includes non revenue-generating amenities such as a two-story animated Clock Tower and fitness center. In December 2008, we opened the expansion of this resort which includes approximately 27,000 square feet of additional meeting space.

Great Wolf Lodge — Grand Mound, Washington

In 2005, we entered into a joint venture with The Confederated Tribes of the Chehalis Reservation to develop a Great Wolf Lodge resort and conference center on a 39-acre land parcel in Grand Mound, Washington. We operate the resort under the Great Wolf Lodge brand. The Confederated Tribes of the Chehalis Reservation has leased the land needed for the resort to the joint venture on favorable terms. Both parties maintain equity positions in the joint venture. The resort opened in March 2008. The resort is the first family destination vacation resort with an indoor waterpark in the Pacific Northwest. The resort is a less than one-hour drive from Olympia, Washington; an hour and half drive from Seattle, Washington and Portland, Oregon; a three-hour drive from Yakima, Washington; a four-hour drive from Vancouver, British Columbia; and a five-hour drive from Spokane, Washington. According to Applied Geographic Solutions, Inc., there are approximately 7.8 million people who live within 180 miles of the resort.

Our Great Wolf Lodge of Grand Mound, Washington, has 398 guest suites and an approximately 60,000 square foot indoor waterpark. The resort offers a number of revenue-enhancing amenities, including themed restaurants and snack bars, confectionery and ice cream shop, a full-service spa, game arcade, gift shops, MagiQuest, minigolf, gr8_space, an outdoor recreation area and an approximately 30,000 square foot conference center. The resort also includes non revenue-generating amenities such as a two-story animated Clock Tower and fitness center.

Great Wolf Lodge — Concord, North Carolina

In March 2009, we opened our Great Wolf Lodge in Concord, North Carolina on a 37-acre site. Concord is a popular family destination featuring family-oriented attractions and recreational activities. The Concord site is located 15 miles from downtown Charlotte at Exit 49 on Interstate 85. This freeway interchange is well known throughout the Carolinas mostly due to its main attraction draws, Lowe’s Motor Speedway and the Concord Mills shopping center. The resort is a less than one-hour drive from Charlotte, North Carolina; a one and one-half hour drive from Greensboro/Winston-Salem, North Carolina; a two-hour drive from Columbia, South Carolina; and a two and one-half-hour drive from Raleigh and Asheville, North Carolina. According to Applied Geographic Solutions, Inc., there are approximately 14.7 million people who live within 180 miles of the resort.

Great Wolf Lodge of Concord, North Carolina has 402 guest suites and approximately 97,000 square feet of indoor entertainment, including an approximately 84,000 square foot indoor waterpark. The resort offers a number of revenue-enhancing amenities, including themed restaurants and snack bars, confectionery and ice cream shop, full-service spa, game arcade, gift shops, MagiQuest, minigolf, gr8_space, an outdoor recreation area and an approximately 20,000 square foot conference center. The resort also includes non revenue-generating amenities such as a two-story animated Clock Tower and fitness center.

Our History

Our parent, Great Wolf Resorts was organized under the laws of the State of Delaware in May 2004 to succeed to the family entertainment resort business of the predecessor companies, Great Lakes. Great Wolf Resorts’ IPO occurred shortly after its formation, and its common stock is listed on the NASDAQ Global Market under the ticker symbol “WOLF.” Great Lakes had developed and operated hotels since 1995. In 1999, Great Lakes began its resort operations by purchasing the Great Wolf Lodge in Wisconsin Dells, WI and developing the Great Wolf Lodge in Sandusky, OH, which opened in 2001.

GWR Operating Partnership, L.L.L.P. is a limited liability limited partnership organized under the laws of the State of Delaware in July 2004. Great Wolf Finance Corp. is a corporation organized under the laws of the State of Delaware in March 2010 to serve as co-issuer for the notes.

We refer to our original resort properties, which include our resorts in Wisconsin Dells, WI; Sandusky, OH; Traverse City, MI; and Kansas City, KS as Generation I resorts. The Generation I resorts are relatively smaller properties with approximately 300 rooms or less. Since 2004, we have successfully opened seven Great Wolf Lodge properties which we refer to as Generation II resorts, which include our properties in Williamsburg, VA; Pocono Mountains, PA; Niagara Falls, ONT; Mason, OH; Grapevine, TX; Grand Mound, WA; and Concord, NC. Generation II resorts have approximately 400 rooms or more.

Resort Operations

Each of our resorts employs a general manager who is responsible for the operations of the particular resort and who typically has extensive experience in the hospitality or family entertainment industry. Our general managers on average oversee a staff of 400 or more resort employees and are assisted by a management team, including directors for each of aquatics, finance, food and beverage, front office, housekeeping, human resources, maintenance, retail and sales and marketing. A corporate-level liaison for most departments ensures consistency throughout our resorts while allowing a particular resort to tailor its operations to best meet the needs of its guests.

Prior to assuming responsibility for a resort, general managers and assistant general managers undergo a proprietary management training program designed to familiarize each trainee with various facets of our management, operations and development programs. The program also emphasizes our guest service policies and provides hands-on operating experience at the resort level. Our management training program is intended to train assistant general managers to become future general managers.

We strive to provide our guests with a fun and convenient experience in a warm and family-friendly environment from the first day a new resort opens. To achieve this, a team of experienced management members from our existing resorts, along with corporate liaisons, begins training personnel at our new resorts approximately one month prior to a resort’s opening and remains on site at the new resort for up to a month after opening. We believe that this process ensures that the opening of a new resort is efficient and that our culture of high quality and friendly customer service is carried over to our new resorts, including our guests’ interactions with our front desk, housekeeping, waterpark, restaurant and other staff members. In addition, we train our maintenance personnel to minimize any operational problems that occur during the opening of a new resort, including the operation of our waterparks. We believe that these efforts help to minimize any problems associated with opening a new resort and give our first guests a favorable, memorable experience that will build brand loyalty.

Training and Development

We believe that our ability to provide a friendly family atmosphere where families can relax, play and reconnect begins with our people and their ability to deliver quality customer service. We seek to recruit, train and retain employees who will make sure that our guests enjoy their stay. We seek to promote from within our company. Each new resort employee undergoes an extensive orientation program and is paired with a more veteran employee for an initial period so that the new employee can learn more about our resorts, our culture and how we strive to provide the best possible customer service. Our employees are committed to our success and focused on ensuring a memorable experience for each of our guests. We believe that our high level of customer service sets us apart and promotes valuable referrals and repeat visits.

Sales and Marketing

We place a significant emphasis on the sales and marketing of our family-focused resorts. We work together with a third-party consulting firm to analyze the demographics of our markets and to identify potential guests for targeted marketing, both within our primary market areas and beyond those areas to attract occasional or seasonal travelers. We market to these potential customers through a combination of television, radio, newspaper, electronic mail and direct mail advertising, including advertising through local chambers of commerce and convention and visitors bureaus. We also rely upon repeat guests and guest referrals, as well as brand recognition and the visibility of the resorts themselves, which are typically located along major highways in high traffic areas. In addition, our Web site offers detailed information about our resorts, including virtual tours and room layouts.

For new resorts, our marketing efforts generally begin before construction commences. We establish sales offices to generate advance bookings. Reservations may be made at our resorts, through our Web site or through our central reservations call center. Our call center and highly trained staff allow us to offer consistent specials throughout our resorts, better track room occupancy levels and room rates and handle the high volume of calls that are usually associated with the opening of a resort.

We maintain an in-house sales force and graphic arts department. Our experienced staff develops products and promotions for use in merchandising and marketing promotions. We also engage in cross-marketing, promotions and co-marketing arrangements with major vendors. We have received numerous awards for our general advertising, Web site, print media, radio commercials and sales presentations.

Maintenance and Inspections

Each of our resorts has an experienced aquatics director who is extensively trained and experienced in water quality and safety. On-site maintenance personnel frequently inspect our waterparks. These inspections include safety checks of the equipment in the waterpark, as well as analyses of water and air quality. Our water quality levels are regularly monitored and tested by computers and by a full-time aquatics maintenance engineer, who works with an additional assistant during our busiest months. Our air quality system is designed to minimize humidity and moisture build-up, which materially reduces maintenance costs. Furthermore, we use Ellis & Associates as water safety consultants at our resorts in order to train lifeguards and audit safety procedures.

Our senior management and the individual resort personnel evaluate the risk aspects of each resort’s operation, including potential risks to the public and employees and staff. Each resort has full-time maintenance employees on staff who ensure building quality and full-time aquatics maintenance employees who ensure the ride safety and air and water quality inside the resort’s indoor waterpark. We use a state of the art filtration system and ozonators to balance the water and air quality within the waterpark in order to accommodate fluctuating quantities of visitors.

Development Criteria

If and to the extent we are involved in the development process for new resorts, we choose or suggest sites for the development of new resorts by considering a number of factors, including:

•	Large target customer base. We select and approve development sites that generally have a minimum of five million target customers within a convenient driving distance. Because we offer an affordable vacation experience, we appeal to families in a variety of income ranges.

•	Recognized tourist destination. We generally focus on drive-to destinations that attract a large number of tourists, including both emerging and traditional family vacation markets. We believe we can charge premium rates in these markets due to the high quality of our resorts and our family-oriented amenities and activities. In addition, the indoor nature of many of our amenities and activities allows us to reduce the impact of seasonality that negatively affects other attractions in these areas. These areas also often have active an effective local visitors and convention bureaus that complement our marketing and advertising efforts at little or no cost to us.

•	Highly visible and large sites. We generally develop and license resorts in highly visible locations along major roadways. Visibility from highways enhances easy drive-to access, provides marketing benefits due to high volumes of traffic and often produces synergies from adjacent land uses or complementary developments. We generally choose and approve sites that have enough acreage to allow for potential expansions and future sales of out-lots.

Based upon these factors, we have identified over 50 domestic markets as potential locations for our resorts. However, if we choose to pursue a development in the future, we will likely work with a joint venture partner in order to limit our required equity contribution and enhance our fee revenues, including development, management and licensing fees.

Once we have identified a market that meets our development criteria, we search for potential sites to recommend to a potential licensor or joint venture partner. Acceptable sites may be difficult to find in some areas. We perform initial analyses of the permitting process and access to utilities before acquiring a sufficient amount of land from one or more landowners. Based upon the target customer base of the market, we develop initial specifications for the resort, such as the number of guest suites and size of the indoor waterpark and other amenities. We also formally begin the potentially lengthy and difficult process of obtaining the necessary approvals and permits from the appropriate local governmental bodies, including the necessary water rights and environmental permits. Once the permitting process is complete, we or the joint venture that owns the resort secures financing for the project and begin construction on the resort. This overall development process generally takes from two to four years or longer from identification of a market to completion of a resort.

Competition

Our resorts compete with other forms of family vacation travel, including theme parks, waterparks, amusement parks and other recreational activities, including other resorts located near these types of attractions. Our business is also subject to factors that affect the recreation and leisure and resort industries generally, such as general economic conditions and changes in consumer spending habits. We believe that the principal competitive factors of a family entertainment resort include location, room rates, name recognition, reputation, the uniqueness and perceived quality of the attractions and amenities, the atmosphere and cleanliness of the attractions and amenities, the quality of the lodging accommodations, the quality of the food and beverage service, convenience, service levels and reservation systems.

A H&LA survey indicates that there are 144 open indoor waterpark resort properties in the United States and Canada as of June 2010. Of the total, 51 are considered “indoor waterpark destination resorts” offering more than 30,000 square feet of indoor waterpark space. Of these 51 properties, 11 are Great Wolf Resorts properties.

As a result of our market presence and our management team’s substantial experience, we believe we have an opportunity to capitalize on our first-mover advantage in this industry segment and to achieve significant brand recognition. While we believe that our first-mover advantage is very beneficial to us, it does provide our competitors with an opportunity to monitor our success in our chosen markets. As a result, a competitor may choose not to enter one of our markets based on our performance, or may subsequently develop a resort in our markets that is newer, has additional amenities, is strategically located or offers more and/or larger waterpark attractions than our resorts.

In several of our markets, there are few, if any, other family entertainment resorts featuring indoor waterparks. However, in Wisconsin Dells, Wisconsin, where indoor waterpark resorts were first introduced, there are approximately 16 other resorts and hotels with some type of indoor water-related activity or amenity. As a result, we face significant competition from both lower priced, un-themed, waterparks and larger, more expensive waterparks with thrill rides and other attractions in the Wisconsin Dells’ market. While the Wisconsin Dells’ market has a significant number of resorts with indoor waterparks, we believe the competitive landscape in that small, regional market is not representative of the competition we may face as we further expand our portfolio of resorts. The vast majority of indoor waterpark resorts in Wisconsin Dells are family-owned or privately operated businesses that have yet to develop additional resorts outside of Wisconsin Dells. In addition, we believe our ability to compete effectively in this highly competitive market will enable us to more effectively compete in other markets where we may not be the only family entertainment resort. In addition to Wisconsin Dells, we face direct competition from other indoor waterpark destination resorts in the Sandusky, Traverse City, Kansas City, Williamsburg, Pocono Mountains and Mason areas.

We anticipate that competition within some of our markets will increase in the foreseeable future. We believe that a number of other resort operators are developing or considering the development of family entertainment resorts with indoor waterparks, which will compete with our resorts.

Governmental Regulation

The ownership and management of our resorts, as well as the development and construction of new resorts, subjects us to federal, state and local laws regulating zoning, land development, land use, building design and construction, and other real estate-related laws and regulations. In addition, a number of states regulate the permitting and licensing of resorts, and some of the individual components of our resorts such as our spas, waterparks, and others, by requiring registration, disclosure statements and compliance with specific standards of conduct. Our failure to maintain or acquire the requisite licenses, permits and authorizations required by such laws and regulations, as well as any failure on our part to comply with registration, disclosure and standards of conduct required by such laws and regulations could impact the operation, profitability and success of our current resorts or the development, completion and success of any resorts we may develop in the future. We believe that each of our resorts has the necessary permits and approvals to operate its business and is in material compliance with all applicable registration, disclosure and conduct requirements. We intend to continue to obtain such permits and approvals for any resorts we may develop in the future or additions or renovations to current resorts and to ensure that such resorts and additions or renovations comply with applicable registration, disclosure and conduct requirements.

We are also subject to laws and regulations governing our relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. An increase in the minimum wage rate, employee benefit costs or other costs associated with employees could increase our overall labor costs.

The operation of our waterparks subjects us to state and local regulations governing the quality of the water we use in our waterparks, which may include bacteriological, chemical, physical and radiological standards. In addition to inspections we conduct on our own, state and local authorities may also conduct inspections of our waterparks to determine our compliance with applicable standards. If we are found to be in violation of such regulations we could be subject to various penalties, including, but not limited to, monetary fines and the temporary closure of our waterparks. Changes in state or local regulations could impose more stringent standards with which we would have to comply.

We are subject to both federal and state environmental laws and regulations, including laws and regulations governing the discharge of water from our waterparks. Specifically, under the requirements of the Federal Clean Water Act, we must obtain National Pollutant Discharge Elimination System permits from the Environmental Protection Agency or from the state environmental agency to which the permit program has been delegated for discharges into waterways and comply with the permit terms regarding wastewater quality and discharge limits. Such permits must be renewed from time-to-time, as required by regulation, and additional capital expenditures for wastewater treatment systems associated with the renewal of our water discharge permits may be required. Importantly, changes in federal or state legislation or regulations could impose more stringent release standards with which we would have to comply. Currently, our resort in the Pocono Mountains is our only property subject to such laws and regulations governing the discharge of water and we intend to comply with these laws and regulations as we operate that property.

As a place of public accommodation, our resorts are subject to the requirements of the Americans with Disabilities Act of 1990, which we refer to as the ADA. As such, our resorts are required to meet certain federal requirements related to access and use by disabled persons. While we believe that our resorts are substantially in compliance with these requirements, we have not conducted an audit or investigation of all of our resorts to determine our compliance. Further, federal legislation or regulations may amend the ADA to impose more stringent requirements with which we would have to comply.

Environmental Matters

Our operations and properties are subject to federal, state and local laws and regulations relating to the protection of the environment, natural resources and worker health and safety, including laws and regulations governing and creating liability relating to the management, storage and disposal of hazardous substances and other regulated materials. Our properties are also subject to various environmental laws and regulations that govern certain aspects of our on-going operations. These laws and regulations control such things as the nature and volume of our wastewater discharges, quality of our water supply and our waste management practices. The costs of complying with these requirements, as they now exist or may be altered in the future, could adversely affect our financial condition and results of operations.

Because we own and operate real property, various federal, state and local laws may impose liability on us for the costs of removing or remediating various hazardous substances, including substances that may be currently unknown to us, that may have been released on or in our property or disposed by us at third-party locations. The principal federal laws relating to environmental contamination and associated liabilities that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability jointly and severally, without regard to fault and whether or not we knew of or caused the release. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages, such as natural resource damages. This liability may be imposed on us under environmental laws or common-law principles.

We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially adversely affect our financial condition or results of operations. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. It is also possible that future laws, ordinances or regulations or changed interpretations of existing laws and regulations will impose material environmental liability or compliance costs on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our guests could introduce hazardous or toxic substances into the resorts we own or manage without our knowledge and expose us to liability under federal or state environmental laws. The costs of defending these claims, complying with as yet unidentified requirements, conducting this environmental remediation or responding to such changed conditions could adversely affect our financial condition and results of operations.

Some of our resort properties may have contained, or are adjacent to or near other properties that have contained or currently contain underground storage tanks for the storage of petroleum products or other hazardous or toxic substances. If hazardous or toxic substances were released from these tanks, we could incur significant costs or, with respect to tanks on our property, be liable to third parties with respect to the releases.

On occasion, we may elect to develop properties that have had a history of industrial activities and/or historical environmental contamination. Where such opportunities arise, we engage third-party experts to evaluate the extent of contamination, the scope of any needed environmental clean-up work, and available measures (such as creation of barriers over residual contamination and deed restrictions prohibiting groundwater use or disturbance of the soil) for ensuring that planned development and future property uses will not present unacceptable human health or environmental risks or exposure to liabilities. If those environmental assessments indicate that the development opportunities are acceptable, we also work with appropriate governmental agencies and obtain their approvals of planned site clean-up, development activities, and the proposed future property uses. We have followed that process in connection with the development of our Blue Harbor Resort in Sheboygan, Wisconsin, where the City of Sheboygan has arranged for environmental clean-up work and ongoing groundwater monitoring and we have agreed to the use of a barrier preventing contact with residual contamination and implementation of a deed restriction limiting site activities. To our knowledge, all work at our Sheboygan resort has been conducted in accordance with requirements imposed by the Wisconsin Department of Natural Resources. Based on these efforts, we are not aware of any environmental liability or compliance concerns at our Sheboygan resort that we believe would materially adversely affect our financial condition or results of operations. It is possible; however, that our efforts have not identified all environmental conditions at the property or that environmental condition and liabilities associated with the property could change in the future.

Future acquisitions of properties subject to environmental requirements or affected by environmental contamination could require us to incur substantial costs relating to such matters. In addition, environmental laws, regulations, wetlands, endangered species and other land use and natural resource issues affecting either currently owned properties or sites identified as possible future acquisitions may increase costs associated with future site development and construction activities or business or expansion opportunities, prevent, delay, alter or interfere with such plans or otherwise adversely affect such plans.

Insurance

We believe that our properties are covered by adequate fire, flood and property insurance, as well as commercial liability insurance with what we believe are commercially reasonable deductibles and limits for our industry. Changes in the insurance market over the past few years have increased the risk that affordable insurance may not be available to us in the future.

While our management believes that our insurance coverage is adequate, if we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our business, results of operations and financial condition could be materially and adversely affected.

Intellectual Property

Great Lakes Services has a licensing agreement with the original developer of the Wisconsin Dells resort under which Great Lakes Services has an irrevocable, exclusive, perpetual, world-wide license to use all the intellectual property embodied in the Wisconsin Dells resort as of the date of execution of the agreement.

Great Lakes Services pays or causes to be paid a royalty to the licensor based upon certain revenues generated at most of the resorts that it owns or licenses.

We have registered, applied for the registration of or claim ownership of a variety of service marks, copyrights and trademarks for use in our business, including Blue Harbor Resort, Great Wolf Lodge, Great Wolf Resorts, gr8_space, KidCabin and Scooops Kid Spa in the United States and, where appropriate, in foreign countries. We may not be able to obtain the registration for the marks where registration has been sought. We are not aware of any facts that would negatively impact our continuing use of any of the above trade names, service marks or trademarks. We consider our intellectual property rights to be important to our business and actively defend and enforce them.

Employees

As of June 30, 2010, we had approximately 200 corporate employees, including our central reservations center employees, and approximately 4,500 resort-level employees, approximately 2,000 of whom were part-time employees. Unlike more seasonal resorts and attractions, we are open year-round and are able to attract and retain high quality employees throughout the year. However, we do have fewer part-time employees during the winter months. None of our employees are covered by a collective bargaining agreement. We believe that our relationship with our employees is generally good.

Offices

Great Wolf Resorts leases approximately 13,800 square feet of office space for its corporate headquarters office in Madison, Wisconsin, which expires in September 2010. Great Wolf Resorts has entered into a lease for approximately 18,000 square feet of office space, commencing in August 2010. As well, Great Wolf Resorts leases approximately 9,800 square feet of additional office space for the central reservations call center operations in Madison, Wisconsin. Great Wolf Resorts also leases approximately 1,400 square feet of office space in Woodbridge, Virginia and we lease approximately 2,700 square feet of office space in Lorain, Ohio. We believe these facilities are adequate for our current needs.

Domestic and Foreign Operations

We have derived a portion of our revenues from licensing fees, management fees, construction management fees and central reservations fees paid by the Great Wolf Lodge resort located in Niagara Falls, Ontario, Canada. For the six months ended June 30, 2010 and 2009, the total revenue we received from U.S. operations was $138.5 million, and $130.1 million, respectively, and the total revenue from Canadian operations was $0.6 million and $0.9, respectively. During 2009, 2008 and 2007, the total revenue we received from U.S. operations was $262.5 million, $243.0 million and $185.0 million, respectively, and the total revenue from Canadian operations was $1.5 million, $2.5 million and $2.6 million, respectively. We receive no revenue from any foreign country other than Canada. We have no long-lived assets located outside of the United States.

Code of Business Conduct and Ethics

Great Wolf Resorts’ has adopted a Code of Business Conduct and Ethics that applies to all our employees, including Great Wolf Resorts’ principal executive officer and senior financial officers. It is available in the investor relations section of the Company’s website, which is located at www.greatwolf.com. In the event that Great Wolf Resorts makes changes to or provide waivers from the provisions of its Code of Business Conduct and Ethics that the SEC or any other regulatory agency or NASDAQ requires Great Wolf Resorts to disclose, the Company intends to disclose these events in the investor relations section of our website.

Legal Proceedings

We are involved in litigation from time to time in the ordinary course of our business. We do not believe that the outcome of any such pending or threatened litigation will have a material adverse effect on our financial condition or results of operations. However, as is inherent in legal proceedings where issues may be decided by finders of fact, there is a risk that unpredictable decisions adverse to us could be reached.

MANAGEMENT

The terms “Great Wolf Resorts,” “us,” “we” and “our” are used in this Management section to refer to Great Wolf Resorts, Inc.

Our Management Team

Our executive officers and directors, and their ages and positions with our company as of June 30, 2010, are as follows:

Name	Age	Position

Joseph V. Vittoria	75	Chairman of the Board
Elan Blutinger	55	Director and Chairman of the Nominating and Corporate Governance Committee
Randy L. Churchey	49	Director
Edward H. Rensi	66	Director and Chairman of the Compensation Committee
Howard A. Silver	55	Director and Chairman of the Audit Committee
Kimberly K. Schaefer	44	Chief Executive Officer and Director
Timothy D. Black	45	Executive Vice President of Operations
James A. Calder	48	Chief Financial Officer
Alexander P. Lombardo	41	Treasurer
J. Michael Schroeder	43	General Counsel and Corporate Secretary

Executive Officers

Kimberly K. Schaefer	Ms. Schaefer has served as our Chief Executive Officer since January 2009, and was elected to our Board of Directors in February 2009. She previously served as our Chief Operating Officer since 2005, and also our Chief Brand Officer since we commenced operations in 2004. From 1997 until completion of the our initial public offering (IPO) in December 2004, Ms. Schaefer served as Senior Vice President of Operations of The Great Lakes Companies, Inc. and its predecessor companies. At Great Lakes, Ms. Schaefer was involved in site selection and brand development and oversaw all resort operations. Ms. Schaefer has over 20 years of hospitality experience and holds a Bachelor of Science degree in Accounting from Edgewood College in Madison, Wisconsin. Ms. Schaefer sits on the advisory board for Edgewood College Business School. Ms. Schaefer is a certified public accountant.

The Nominating and Corporate Governance Committee concluded that Ms. Schaefer should continue to serve as a director, in part, because of her previous experience in operations and as chief executive of the company and the knowledge she has acquired from years of involvement with the company since its inception.

Timothy D. Black	Mr. Black has served as Executive Vice President of Operations since January 2009. Mr. Black previously served as our Senior Vice President of Operations since June 2008, and as our Regional Vice President of Operations from December 2005 through June 2008. From October 2004 through December 2005, Mr. Black served as the General Manager of our Great Wolf Lodge resort located in Lake Delton, Wisconsin. Prior to that, Mr. Black spent eighteen years at Six Flags Theme Park in various Senior Management positions, serving most recently as Vice President and General Manager of Six Flags Great America from August 2003 through October 2004.

James A. Calder	Mr. Calder has served as our Chief Financial Officer since we commenced operations in May 2004. From 1997 to 2004, Mr. Calder served in a number of management positions with Interstate Hotels & Resorts, Inc., a public company, and its predecessor company, serving most recently as chief financial officer. Additionally, from 2001 to 2002, Mr. Calder served as chief accounting officer of MeriStar Hospitality Corporation, a public company. Mr. Calder holds a B.S. degree in Accounting from The Pennsylvania State University. Mr. Calder is a certified public accountant and is president and treasurer of the Thomas W. Hetrick Memorial Scholarship Fund, a private, non-profit organization, and is treasurer of Harvest Resources Associates, LLC, a private organization.

Alexander P. Lombardo	Mr. Lombardo has served as our Treasurer since 2004. From 1998 to 2004, Mr. Lombardo served in a number of positions with Interstate Hotels & Resorts, Inc., a public company, and its predecessor company, serving most recently as vice president of finance. Additionally, from 1998 to 2002, Mr. Lombardo served in a number of positions with MeriStar Hospitality Corporation, a public company, serving most recently as assistant treasurer. From 1996 to 1998, Mr. Lombardo served as cash manager of ICF Kaiser International, Inc., a public company. Mr. Lombardo holds a B.B.A. degree from James Madison University.

J. Michael Schroeder	Mr. Schroeder has served as our General Counsel and Corporate Secretary since we commenced operations in May 2004. From 1999 until 2004, Mr. Schroeder served in several senior management positions for The Great Lakes Companies, Inc., most recently as Senior Vice President and General Counsel. From 1993 to 1999, Mr. Schroeder was associated with several law firms in New York, New York and Greenwich, Connecticut, where he specialized in real estate, real estate finance and corporate law, with a focus on the hospitality industry. Mr. Schroeder holds a J.D. degree from Duke University School of Law and a B.S. degree in Finance from the University of Colorado.

Directors

Joseph V. Vittoria	Mr. Vittoria has served as Chairman of the Board and a director of our company since 2006. Mr. Vittoria is the retired chairman and chief executive officer of Travel Services International, a company he founded and took public in July 1997 and later sold to a large British tour operator. In 1982, he joined Avis, Inc., as chief operating officer, and later was named chairman and chief executive officer. His success at Avis led to his selection as the salaried and management representative to the board of United Airlines in 1994 when it created its ESOP. He now is Chairman and CEO of Puradyn Filter Technologies, Inc. and a member of the boards of Vectrix, Inc. Active in community-enhancement programs, Vittoria served as a director of the National Crime Prevention Counsel in Washington, D.C. He later served on President Reagan’s Child

Safety Partnership in recognition of his efforts on behalf of missing children. He also is a former member of the Board of Directors of the National Center for Disability Services. A 40-year travel industry veteran, Mr. Vittoria was elected to the Travel Industry Association Hall of Leaders in 2000. He holds a B.S. in civil engineering from Yale University and an M.B.A. from Columbia University. Mr. Vittoria currently serves as one of our independent directors and as a member of our Audit, Compensation and Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee concluded that Mr. Vittoria should continue to serve as a director, in part, because of his extensive experience in the travel industry.

Elan Blutinger	Mr. Blutinger has been a managing director of Alpine Consolidated, LLC, a merchant bank specializing in consolidating fragmented industries, since 1996. Mr. Blutinger serves as a director of AudioNow and Vacanza Technology. Mr. Blutinger served as a director of Hotels.com, from 2001 to 2003. Mr. Blutinger was a founder and director of Resortquest International, a public company, from 1997 to 2003, a founder and director of Travel Services International, a public company, from 1996 to 2001, and a director of Online Travel Services (UK), a public company from 2000 to 2004. Mr. Blutinger is chairman of the board of trustees of the Washington International School in Washington, D.C. He holds B.A. and J.D. degrees from American University and an M.A. degree from the University of California at Berkeley. Mr. Blutinger currently serves as one of our independent directors and as chair of our Nominating and Corporate Governance Committee. Mr. Blutinger has been a director of our company since 2004.

The Nominating and Corporate Governance Committee concluded that Mr. Blutinger should continue to serve as a director, in part, because of his extensive experience in the travel industry and his knowledge of corporate governance.

Randy L. Churchey	Mr. Churchey was Interim Chief Executive Office of our company from May 2008 until December 2008. He has continued his responsibilities as one of our directors, and has served in this capacity since we commenced operations in 2004. In January 2010, Mr. Churchey because President, CEO and Director of Education Realty Trust. Mr. Churchey is also co-chairman of the board of MCR Development, LLC, a private hotel construction and management company. He was President and Chief Executive Officer of Golden Gate National Senior Care (the successor to Beverly Enterprises), from March 2006 to September 2007. Mr. Churchey served as President and Chief Operating Office of RFS Hotel Investors, Inc., a NYSE-listed hotel real estate investment trust, from 1999 to 2003. Mr. Churchey served as a director of RFS from 2000 through 2003. From 1997 to 1999, he was Senior Vice President and Chief Financial Officer of FelCor Lodging Trust, Inc., a NYSE-listed hotel real estate investment trust. For nearly 15 years prior to joining FelCor, Mr. Churchey held various positions in the audit practice of Coopers & Lybrand, LLP. Mr. Churchey holds a B.S. degree in accounting from the

University of Alabama and is a Certified Public Accountant. Mr. Churchey currently serves as one of our independent directors and is a member of our Audit and Nominating and Corporate Governance committees. Mr. Churchey has been a director of our company since 2004.

The Nominating and Corporate Governance Committee concluded that Mr. Churchey should continue to serve as a director, in part, because of his extensive experience in the real estate and hospitality industries, his understanding of corporate finance, and his prior experience as the company’s Interim Chief Executive Officer.

Edward H. Rensi	Mr. Rensi spent 33 years at McDonald’s, where he rose from grill man up through the management ranks to positions of increasing scope and responsibility, as regional vice president, senior vice president operations and training, senior executive vice president, chief operating officer of McDonald’s World Wide, and, from 1984 to 1998, president and CEO of McDonald’s USA. Following his retirement from McDonald’s in 1998, Mr. Rensi began a second career as chairman and CEO of Team Rensi Motorsports. Mr. Rensi has been actively involved in numerous charity initiatives throughout his career. In 1998, President Ronald Reagan honored Rensi with the President’s Volunteer Aware, which recognized his body of charitable work, including co-founding the world-famous Ronald McDonald House and serving as chairman of the Ronald McDonald Children’s Charities. Mr. Rensi’s volunteer work for numerous educational charities was cited in 1997 when he was chosen Italian-American Man of the Year. Mr. Rensi graduated from The Ohio State University with a degree in business education. He serves on the boards of directors of Snap On Tools and International Speedway Corporation (ISC). He also serves on the Compensation Committees for the ISC and Snap On boards. Mr. Rensi currently serves as one of our independent directors and as the chairman of our Compensation Committee. Mr. Rensi has been a director of our company since 2006.

The Nominating and Corporate Governance Committee concluded that Mr. Rensi should continue to serve as a director, in part, because of his extensive experience in operations with consumer-oriented companies and brands.

Howard A. Silver	Mr. Silver was the president and chief executive officer of Equity Inns, Inc., a public, self-advised hotel real estate investment trust, until its sale to Whitehall Global Real Estate Funds in October 2007. Mr. Silver joined Equity Inns in 1994 and served in various capacities including: executive vice president of finance, secretary, treasurer, chief financial officer and chief operating officer. Mr. Silver is a certified public accountant. Mr. Silver is a director of Capital Lease Funding, Inc., a public triple net lease real estate investment trust, and serves on its audit committee as chairman, as well as serving on the nomination and investment committees and is also lead independent director. Mr. Silver is also a director of Education Realty Trust, a student housing real estate investment trust, and serves on its compensation and nominating and corporate governance committees. Mr. Silver currently serves as one of our independent directors and as chair of our Audit Committee and as a member of our Compensation Committee. Mr. Silver has been a director of our company since 2004.

The Nominating and Corporate Governance Committee concluded that Mr. Silver should continue to serve as a director, in part, because of his extensive experience in the real estate and hospitality industries and his understanding of corporate finance.

Board of Directors Leadership Structure

The company’s Chief Executive Officer is a member of the Board of Directors; however, the Board’s governance structure currently separates the roles of Chief Executive Officer and Chairman of the Board. The Board of Directors serves a vital role in the oversight of the company’s management team, and believes that the Board of Directors is more effective in that role when led by an independent Chairman. The Board of Directors also believes this structure allows the Chief Executive Officer to focus more on managing the company’s business operations while the Chairman leads the Board of Directors in fulfilling its corporate governance and oversight responsibilities while remaining independent of daily operations.

Board of Directors Role in Risk Oversight

The company’s management is responsible for the day-to-day management of risks that the company faces, and the Board of Directors is responsible for the oversight of management’s risk management processes. As part of fulfilling its oversight responsibilities in relation to the risk management process of the company, the Board of Directors is responsible for overseeing management’s identification of and planning for the material risks, including credit, liquidity, and operational risks, that are derived from the company’s business activities.

The Board’s committees assist the Board of Directors in fulfilling its oversight responsibilities for certain risks. The Audit Committee assists the Board of Directors by providing oversight of the management of risks in the specific areas of financial reporting, internal control, and compliance with legal and regulatory requirements. The Compensation Committee assists the Board of Directors in fulfilling its oversight responsibilities for the management of risks arising from the company’s compensation policies. The Nominating and Corporate Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities for the management of risks related to Board of Directors membership, structure, and succession.

The Board of Directors also believes that full and open communication with management is essential for effective risk management oversight. Senior management members attend Board of Directors and Committee meetings and provide presentations on business operations, financial results, and strategic matters.

Corporate Governance

Independence of Our Board of Directors

Rules promulgated by the SEC and the listing standards of NASDAQ require that a majority of our directors be independent directors. Our Board of Directors has adopted as categorical standards NASDAQ independence standards to provide a baseline for determining independence. Under these criteria, our Board of Directors has determined that the following members of our Board of Directors are independent: Messrs. Vittoria, Blutinger, Churchey, Rensi and Silver.

Committees and Meetings of Our Board of Directors

Board Meetings.  We operate under the general management of our Board of Directors as required by our bylaws and the laws of Delaware, our state of incorporation. Our Board of Directors held eight meetings during 2009. Each director nominated for election here in 2010 attended at least 91% of the total number of those meetings of the Board of Directors and of any committee of which he or she was a member. While our Board of Directors has not adopted a mandatory attendance policy for our annual meetings, directors are encouraged to attend. In 2009, all of our current directors attended our annual meeting.

Executive Sessions of Our Non-Management Directors.  The non-management directors of our Board of Directors met in regularly scheduled executive sessions that excluded members of the management team at every Board of Directors meeting held in 2009. At each meeting, the non-management directors determined who presided over the meeting’s agenda and related discussion topics. Stockholders and other interested persons may contact our non-management directors in writing by mail c/o Great Wolf Resorts, Inc., 525 Junction Road, South Tower, Suite 6000, Madison, Wisconsin 53717, Attn: Non-Management Directors. All such letters will be forwarded to our non-management directors.

Audit Committee.  Our Board of Directors has established an Audit Committee, currently consisting of Messrs. Churchey, Silver and Vittoria, with Mr. Silver serving as its chairman. Our Board of Directors has determined that each of the Audit Committee members is independent, as that term is defined under the enhanced independence standards for audit committee members in the Securities Exchange Act of 1934 and rules thereunder, as amended, and under the listing standards of NASDAQ. Our Board of Directors has also determined that Mr. Silver “audit committee financial expert” within the meaning of SEC rules. Our Audit Committee operates under a written charter adopted by our Board of Directors. A copy of this charter is available on our Web site under “Investor Relations” at greatwolf.com. Among other duties, this committee:

•	reviews and discusses with management and our independent registered public accounting firm our financial reports, financial statements and other financial information;

•	makes decisions concerning the appointment, retention, compensation, evaluation and dismissal of our independent registered public accounting firm;

•	reviews with our independent registered public accounting firm the scope and results of the audit engagement;

•	approves all professional services provided by our independent registered public accounting firm;

•	reviews the experience, performance and independence of our independent registered public accounting firm;

•	considers appropriateness of the audit and non-audit fees;

•	reviews the adequacy of our internal accounting and financial controls; and

•	reviews any significant disagreements among the company’s management and our independent registered public accounting firm in connection with preparation of our company’s financial statements.

Our Audit Committee met five times in 2009.

Compensation Committee.  Our Board of Directors has also established a Compensation Committee, currently consisting of Messrs. Rensi, Silver and Vittoria, with Mr. Rensi serving as its chairman. Our Board of Directors has determined that each of the Compensation Committee members is independent, as that term is defined by NASDAQ. The Compensation Committee operates under a written charter adopted by our Board of Directors. A copy of this charter is available on our Web site under “Investor Relations” at greatwolf.com. Among other duties, this committee:

•	determines our executive officers’ and Board members’ compensation;

•	establishes salaries of and awards of performance-based bonuses to our executive officers; and

•	determines awards of equity instruments to our officers and employees.

The Compensation Committee met five times in 2009.

Nominating and Corporate Governance Committee.  Our Board of Directors has also established a Nominating and Corporate Governance Committee, currently consisting of Messrs. Blutinger, Churchey and Vittoria, with Mr. Blutinger serving as its chairman. Our Board of Directors has determined that each of the Nominating and Corporate Governance Committee members is independent, as that term is defined by NASDAQ. The Nominating and Corporate Governance Committee operates under a written charter adopted by our Board of Directors. A copy of this charter is available on our Web site under “Investor Relations” at greatwolf.com. Among other duties, this committee:

•	identifies, selects, evaluates and recommends to our candidates for service on our Board of Directors;

•	oversees the composition of our Board of Directors and its committees and makes recommendations to our Board of Directors for appropriate changes;

•	advises and makes recommendations to our Board of Directors on matters concerning corporate governance; and

•	oversees an annual self-evaluation of our Board of Directors.

The Nominating and Corporate Governance Committee met three times in 2009.

The Nominating and Corporate Governance Committee has established a mandatory director education program, adopted a policy that our governance practices will meet or exceed those required by NASDAQ, developed a process for CEO evaluation, and assisted in self-evaluations of the Board of Directors and each of its committees. The Nominating and Corporate Governance Committee also has instituted an annual review of the charters of each of the committees of the Board of Directors to ensure that each reflects best practices.

Other Committees.  From time to time, our Board of Directors may form other committees as circumstances warrant. Those committees will have such authority and responsibility as delegated to them by our Board of Directors and consistent with Delaware law.

Availability of Corporate Governance Materials.  Stockholders may view our corporate governance materials, including the charters of our Audit Committee, our Compensation Committee and our Nominating and Corporate Governance Committee, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics, on our Web site under “Investor Relations” at greatwolf.com.

Director Nominations

Nominating and Corporate Governance Committee.  Our Nominating and Corporate Governance Committee performs the functions of a nominating committee. The Nominating and Corporate Governance Committee Charter describes the committee’s responsibilities, including identifying, screening and recommending director candidates for nomination by our Board of Directors.

Director Candidate Recommendations and Nominations by Stockholders.  The committee will consider director candidate recommendations by stockholders. Stockholders should submit any such recommendations for the consideration of our Nominating and Corporate Governance Committee through the method described under “Communications With Our Board” below. In addition, any stockholder of record entitled to vote for the election of directors at the applicable meeting of stockholders may nominate persons for election to the Board of Directors if such stockholder complies with the notice procedures summarized in “Stockholder Proposals for Our 2011 Proxy Materials or Annual Meeting” below.

Process For Identifying and Evaluating Director Candidates.  The Nominating and Corporate Governance Committee evaluates all director candidates in accordance with the director qualification standards described in our Corporate Governance Guidelines. The committee evaluates any candidate’s qualifications to serve as a member of the Board of Directors based on the skills and characteristics of individual Board of Directors members, the projected long-term oversight, strategic, financial and industry needs of the company, as well as the composition of the Board of Directors as a whole. Directors are also considered in light of their past history and actual experience creating shareholder value in previous companies. In addition, the Nominating and Corporate Governance Committee will evaluate a candidate’s independence and diversity, age, skills and experience in the context of the Board’s needs.

Communications with Our Board

Our Board of Directors has approved unanimously a process for stockholders to send communications to our Board of Directors. Stockholders can send communications to our Board of Directors and, if applicable, to the Nominating and Corporate Governance Committee or to specified individual directors in writing c/o Great Wolf Resorts, Inc., 525 Junction Road, South Tower, Suite 6000, Madison, Wisconsin 53717, Attn: Corporate Secretary. All such letters will be forwarded to our Board of Directors, the Nominating and Corporate Governance Committee or any such specified individual directors.

EXECUTIVE COMPENSATION

The terms “Great Wolf Resorts,” “us,” “we” and “our” are used in this Management section to refer to Great Wolf Resorts, Inc.

The Compensation Committee oversees our compensation program for our senior executives, including our named executive officers (“NEOs”), including:

•	establishing and administering compensation policies,

•	setting base salaries and awarding performance-based cash bonuses,

•	determining grants of equity awards under our equity award plan, and

•	reviewing the performance and development of senior executives.

From time to time, the Compensation Committee may retain compensation consultants to assist with, among other things:

•	structuring our various compensation programs;

•	determining appropriate levels of salary, bonus and other awards payable to our NEOs consistent with our competitive strategy, corporate governance principles and stockholder interests; and

•	guiding us in the development of near-term individual performance objectives necessary to achieve long-term performance goals.

We expect to use these compensation consultants only in circumstances where the consultants have no other business dealings with us.

Each member of the Compensation Committee is independent as defined in the Compensation Committee’s charter, as determined by the Board.

General Compensation Policy/Philosophy

Our general compensation policy is to devise and implement compensation for our NEOs commensurate with their positions and determined with reference to compensation paid to similarly situated employees and officers of companies that the Compensation Committee, in consultation with our Chief Executive Officer (CEO) and external compensation consultants, deems to be comparable to us.

Our general compensation philosophy is to:

•	design and implement a compensation program to attract, retain and motivate talented executives;

•	provide incentives for the attainment of short-term operating objectives and strategic long-term performance goals; and

•	place emphasis on, and reward achievement of, long-term objectives that are consistent with the nature of our company as an enterprise focused on revenue growth, resort operations and brand expansion/development over the next several years.

Our overall executive compensation philosophy is based on a pay-for-performance model. In general, our executive compensation is structured to reward performance through a combination of competitive base salaries coupled with cash-based and equity-based incentives. The “at risk” components of our executive compensation (cash annual incentives and stock-based long-term incentives) are designed to provide incentives that are predicated on our company and/or the NEO meeting or exceeding predefined goals.

The Compensation Committee occasionally requests that our CEO be present at Compensation Committee meetings where executive compensation and company, business unit, departmental and individual performance are discussed and evaluated. Our CEO is free to provide insight, suggestions or recommendations regarding executive compensation if present during these meetings or at other times. Only Compensation Committee members, however, vote on decisions made regarding executive compensation.

Named Executive Officers

At December 31, 2009, our NEOs were:

•	Kimberly K. Schaefer, Chief Executive Officer (Principal Executive Officer)

•	Timothy D. Black, Executive Vice President of Operations

•	James A. Calder, Chief Financial Officer (Principal Financial Officer)

•	Alexander P. Lombardo, Treasurer

•	J. Michael Schroeder, General Counsel and Corporate Secretary

In addition, Alissa N. Nolan served as our Executive Vice President and Managing Director of International until her resignation from the company in September 2009. Ms. Nolan was considered a NEO until her resignation.

2009 Executive Officer Compensation

For 2009, the Compensation Committee used as a reference tool the overall compensation structure recommendations for certain positions, including Chief Executive Officer and Chief Financial Officer, that had been developed for 2007-2009 by FPL Associates Compensation (“FPL”), an independent compensation consultant. In 2006, the Compensation Committee engaged FPL to assist the Compensation Committee in determining appropriate fiscal year 2007 compensation for certain of our NEOs and an appropriate structure for long-term incentive compensation for the period 2007-2009. Based upon a study of a competitive peer group of 11 public companies that competed with us for talent, investment dollars and/or business, FPL made recommendations in a report to the Compensation Committee, for certain of our NEOs, of appropriate levels of:

•	base salary,

•	annual incentives, and

•	long-term incentives.

The structure and amounts of the executive officer base salary, annual incentives and long-term incentives compensation components for Ms. Schaefer and Mr. Calder for 2009 as detailed in the Compensation Discussion and Analysis are based on the final recommendations of FPL in its report.

Competitive Peer Group

The competitive peer group FPL used in its report included primarily companies that are focused on operating within the public consumer/leisure sector as the foundation for our compensation practices. Those peer group companies are ones considered to appeal to family-based, consumer leisure activities, including resorts/timeshares, gaming/entertainment and amusement parks. The peer group consisted of the following companies:

Bluegreen Corporation	Red Lion Hotels Corporation
Cedar Fair	Silverleaf Resorts, Inc.
Gaylord Entertainment Company	Six Flags, Inc.
ILX Resorts Incorporated	Steiner Leisure Limited
Isle of Capri Casinos, Inc.	Vail Resorts, Inc.
Nevada Gold & Casinos, Inc.

Executive Compensation Structure

Utilizing the information in FPL’s report and other benchmarking data, the Compensation Committee approved total remuneration for executive compensation for Ms. Schaefer and Mr. Calder for 2009 structured as follows:

•	base salaries at a level commensurate with each executive’s role/responsibilities, tenure and other factors, based on median market practices.

•	short-term incentive compensation consisting of annual cash incentive bonuses based on specified threshold, target and high earnings levels, defined as follows:

•	threshold performance — solid achievement but falls short of expectations. Would be considered less than meeting a budget plan. This represents the minimum level of performance that must be achieved before any bonus will be earned.

•	target performance — achievement that normally signifies meeting business objectives. In many situations, represents budget level performance.

•	high performance — significant achievement that would be considered upper-tier or exceptional performance by industry standards.

•	long-term incentive compensation in the form of restricted stock grants based on specified threshold, target and high earnings levels, consisting of:

•	annual equity grants with performance metrics and

•	multi-year program equity grants with performance metrics and/or time-based vesting.

For NEOs other than Ms. Schaefer and Mr. Calder, for 2009 the Compensation Committee established both an annual cash incentive plan and long-term incentive compensation plan that was structured differently than that for Ms. Schaefer and Mr. Calder, as follows:

•	the Compensation Committee designed annual cash incentives and long-term incentives for Ms. Schaefer and Mr. Calder that created an overall compensation program that can provide for superior compensation when primary company-wide financial goals are met or exceeded, and, conversely, total compensation below competitive levels when such goals are not met. The Compensation Committee believed this was an appropriate structure for these two NEOs due to their broad responsibilities for overseeing our overall performance in financial, development and operating areas.

•	for NEOs other than Ms. Schaefer and Mr. Calder, the Compensation Committee felt a total compensation structure that was less likely to provide total compensation significantly above or below competitive levels was appropriate, due to other executive officers having less broad responsibilities for overseeing our overall performance.

For a further discussion on the details of these annual cash incentives and long-term incentives, see “Elements of Compensation” below.

Elements of Compensation

The compensation for each of our NEOs consists of three components:

•	base salary,

•	Annual cash incentive and

•	long-term incentive compensation.

These components provide elements of fixed income and variable compensation that are linked to the achievement of individual and corporate goals and the enhancement of value to our stockholders.

Base Salary

Base salary represents the fixed annual component of our executive compensation. Executives receive salaries that are within a range established by the compensation committee for their respective positions, in some instances based on the comparative analysis described above. Where each executive’s salary falls within the salary range is based on a determination of the level of experience that the executive brings to the position and how successful the executive has been in achieving set goals. Salary adjustments are based on a similar evaluation and may include a comparison of adjustments made by competitors and any necessary inflationary adjustments.

When reviewing the competitive market data described above, the Compensation Committee considers that the competitive market is comprised of professionals with varying backgrounds, experience and education who may be more junior or senior within the role. As such, the compensation, particularly as it relates to base salaries, provided to these incumbents may, appropriately, vary. In establishing base salary amounts for our NEOs, the Compensation Committee considers the level of responsibility, experience, performance and tenure of our company’s incumbents relative to those commonly found in the market and/or summarized by FPL in its report.

We generally review the base salaries of our NEOs each fiscal year. In the event of an NEO’s promotion and/or increased scope of responsibility, we consider base salary adjustments at other points during the year as well.

The compensation committee reviewed the salaries for Ms. Schaefer and Messrs. Black, Calder, Lombardo and Schroeder in December 2008. As a result of these reviews, base salaries established for 2009 and the percentage increase from prior base salaries are shown below:

	2009 Base	Increase From
	Salary	Prior Base Salary
Name	($)	(%)

Ms. Schaefer	500,000	33.3
Mr. Black	288,711	11.0
Mr. Calder	375,000	25.0
Mr. Lombardo	185,000	—
Mr. Schroeder	268,000	—

The increases for Ms. Schaefer and Mr. Black reflected their promotions, effective January 1, 2009, to the positions of CEO and Executive Vice President of Operations, respectively. The increase for Mr. Calder reflected his additional responsibilities within our company, level of current performance and an adjustment to reflect estimated median base compensation of our competitive peer group.

Annual Cash Incentive

For Ms. Schaefer and Mr. Calder

For Ms. Schaefer and Mr. Calder, annual cash incentives exist in the form of bonuses as a means of linking compensation to objective performance criteria that are within the control of the NEO. Consistent with the guidelines in FPL’s report, at the beginning of each year, the Compensation Committee establishes a potential bonus amount range for each executive and identifies performance targets for each NEO to meet in order to receive the full bonus. The range incorporates the threshold, target and high (maximum) performance concepts as described above in “2009 Executive Officer Compensation.”

Our annual incentive program utilizes multiple aspects or dimensions of performance to establish a “line-of-sight” between the individual and the reward. The emphasis on one dimension versus another depends on the level and type of position. Three dimensions we consider in the annual incentive program for our NEOs are:

Corporate — overall corporate performance is the primary dimension for executive and senior management.

Team/Unit — refers to key functional areas. This dimension is utilized to link individuals to the performance of their collective work group and is intended to foster cooperation.

Individual — refers to specific goals and objectives developed for each individual participant.

The Compensation Committee reviews each executive’s position to determine the proportion or percentage of incentive opportunity that will be attributed to each of the three dimensions, based on the position’s ability to impact performance at each dimension. The benefit to using this three-tier construct is in balancing the required level of objectivity with the desired level of subjectivity. While corporate and team/unit goals include specific, quantifiable targets, the individual component can often be based on a more subjective assessment of performance or on management discretion.

For the plan designed for Ms. Schaefer and Mr. Calder, the Compensation Committee establishes financial targets at the beginning of each year that are tied to our annual business plan. Those NEOs generally begin to earn a threshold annual cash incentive award amount once a financial target is at least 95% attained. The threshold award amount is generally 1/3 of the maximum potential award amount for a particular financial target. The maximum annual cash incentive award is earned when a financial target is at least 105% attained. Any potential amount of the annual cash incentive award in excess of the threshold amount, up to the maximum potential award amount, is earned ratably from 95% up to 105% of the financial target attained.

The Compensation Committee employs clearly defined, objective measures of performance to support the annual cash incentive awards for Ms. Schaefer and Mr. Calder. Within the annual incentive award component of the compensation program, performance measures are often based on operational/financial initiatives as well as, to a lesser extent, individual/subjective performance, providing a balance with long-term incentive award components, which are generally primarily tied to value creation.

The Compensation Committee, in consultation with our CEO, establishes and approves specific, written performance objectives for annual cash incentives. For each such objective, actual performance is reviewed by the Compensation Committee (generally in February following the performance year) in order to determine the actual payment to occur following release of the performance year fiscal year financial results. The Compensation Committee has the ability to apply discretion to increase or decrease the actual payout resulting from the relative achievement of performance objectives. Discretion may be applied in the case of significant business disruption, unusual business events or conditions, or other factors the Compensation Committee deems relevant.

For 2009, the Compensation Committee established overall threshold, target and maximum annual incentive opportunities for Ms. Schaefer and Mr. Calder, expressed as a percentage of each executive’s 2009 base salary, as follows:

	2009 Annual Incentive Opportunity
	Threshold		Target		Maximum
Name	(%)	($)	(%)	($)	(%)	($)

Ms. Schaefer	50.0	250,000	100.0	500,000	150.0	750,000
Mr. Calder	37.5	140,625	87.5	328,125	112.5	421,875

For 2009, the annual cash incentive amounts awarded to Ms. Schaefer and Mr. Calder were subject to a number of performance objectives, including:

•	our company achieving certain levels of Adjusted EBITDA for 2009;

•	our company achieving certain levels of Adjusted EPS for 2009; and

•	the individual achieving certain individual, business unit and/or departmental performance goals in 2009, as determined by the Compensation Committee.

The threshold, target and maximum amounts for the two financial measure performance objectives (Adjusted EBITDA and Adjusted EPS) for 2009 were as follows:

Financial Measure	Threshold	Target	Maximum
Performance Objective	($)	($)	($)

Adjusted EBITDA	63.3 million	66.6 million	69.9 million
Adjusted EPS	(0.53)	(0.50)	(0.48)

The relative weightings for the performance objectives were primarily based on the recommendations of FPL in its report. For 2009, the Compensation Committee, in consultation with our CEO, reviewed and approved the performance criteria and weighting of those criteria for each eligible executive. The weightings of the performance criteria may vary among the eligible executives by position due to functional accountability, responsibility and other factors the Compensation Committee deems relevant. For 2009, weightings for Ms. Schaefer and Mr. Calder and corresponding maximum bonus amounts available for each bonus measure were as follows:

Cash Bonus Performance Objectives
Individual,
Business Unit and/or
Departmental
	Adjusted EBITDA		Adjusted EPS		Performance Goals
		Maximum		Maximum		Maximum
		Bonus		Bonus		Bonus
	Weighting	Amount	Weighting	Amount	Weighting	Amount
Name	(%)	($)	(%)	($)	(%)	($)

Ms. Schaefer	60.0	450,000	20.0	150,000	20.0	150,000
Mr. Calder	60.0	253,125	20.0	84,375	20.0	84,375

For Ms. Schaefer and Mr. Calder, the Compensation Committee reviewed in February 2010 the levels of Adjusted EBITDA and Adjusted EPS we had achieved for 2009 and the success of each of those NEOs in achieving individual, business unit and/or departmental performance goals in 2009. Based that review:

•	we achieved Adjusted EBITDA of $66.0 million, an amount between the threshold and target amounts for that financial measure, resulting in 60.7% and 69.9% of the maximum potential payout for that financial factor being earned for Ms. Schaefer and Mr. Calder, respectively.

•	we achieved Adjusted EPS of $(0.43), an amount in excess of the Adjusted EPS maximum amount as established by the Compensation Committee, resulting in 100% of the maximum potential payout for that financial factor being earned.

•	the Compensation Committee determined the individual/departmental goal achievements as follows: Mr. Calder — 90% and Ms. Schaefer — 90%.

Based on the level of achievement of the various financial and other factors for 2009 as described above, Ms. Schaefer and Mr. Calder earned the following amounts for the various performance objectives:

Cash Bonus Performance Objective	Ms. Schaefer	Mr. Calder

Adjusted EBITDA:
• Maximum Bonus Amount	$450,000	$253,125
• % earned	60.7%	69.9%
• Bonus Amount Earned	$273,300	$176,850
Adjusted EPS:
• Maximum Bonus Amount	$150,000	$84,375
• % earned	100.0%	100.0%
• Bonus Amount Earned	$150,000	$84,375
Individual, Business Unit and/or
Departmental Goals:
• Maximum Bonus Amount	$150,000	$84,375
• % earned	90.0%	90.0%
• Bonus Amount Earned	$135,000	$75,938
Total Bonus Amount Earned	$558,300	$337,163

Other NEOs

For 2009, the maximum annual incentive opportunities established for Messrs. Black, Lombardo and Schroeder were 75.0%, 50.0% and 50.0%, respectively, of base salary. For these NEOs, annual cash incentives for 2009 existed in the form of a bonus available based on achieving individual and/or departmental performance goals in 2009, as determined by the Compensation Committee. Based on that determination, Messrs. Black, Lombardo and Schroeder earned bonus amounts of $213,750, $92,500 and $80,000, respectively, for 2009.

Shares-in-Lieu-of-Cash Option for Bonus Payments

For 2009 annual cash incentives bonus amounts to be paid in 2010, as an incentive to increase our NEOs’ ownership of our common stock, we offered our NEOs the opportunity to take some or all of their bonus in shares of our common stock in lieu of cash. Shares issued under this shares-in-lieu-of-cash bonus option are 100% vested when issued. If an executive elected to receive shares of our common stock in lieu of cash, he or she received shares having a market value equal to 125% of the cash they would have otherwise received. For example:

•	if an executive’s cash bonus payment would have been $10,000 and they elected this shares-in-lieu-of-cash option for the entire amount of their bonus, he or she would receive $12,500 of shares.

•	the dollar value of shares to be received is divided by a conversion price as determined by the Compensation Committee in order to determine the number of shares the NEO receives.

We believe this 25% conversion premium is an appropriate incentive to reward executives who choose to receive shares in lieu of cash.

The Compensation Committee has established a policy of using the average closing price for the company’s common stock for the first and second full calendar weeks of January of the following calendar year (that is, 10 trading days) as the stock price to use for the conversion of the cash value of each NEO’s bonus to a number of shares to be received.

None of our NEOs elected to take a portion of their earned 2009 cash bonus in shares of our common stock, in accordance with the shares-in-lieu-of-cash provisions explained above.

Long-Term Incentives

For Ms. Schaefer and Mr. Calder, the long-term incentive component of executive compensation is targeted toward providing rewards for long-term performance. The Compensation Committee believes that long-term incentives are important to motivate and reward these executives for maximizing stockholder value. Long-term incentives are provided primarily by grants of stock options and/or stock under our 2004 Incentive Stock Plan, which is administered by the Compensation Committee. The purpose of our 2004 Incentive Stock Plan is to assist us in recruiting and retaining key employees, by enabling such persons to participate in the future success of our company, and to align their interests with those of our stockholders.

The Compensation Committee, in consultation with our CEO, establishes annually and approves specific, written performance objectives for long-term incentives. For these objectives, the Compensation Committee reviews actual performance (generally in February following the performance year) in order to determine the actual amount of the long-term incentive grant that has been earned. The Compensation Committee has the ability to apply discretion to increase or decrease the actual amount calculated as earned resulting from the relative achievement of performance objectives. Discretion may be applied in the case of significant business disruption, unusual business events or conditions, or other factors the Compensation Committee deems relevant.

For 2009, the Compensation Committee approved maximum long-term, stock-based incentive compensation amounts for Ms. Schaefer and Mr. Calder. The stock-based compensation amounts consisted of performance-based shares of our common stock.

Establishing 2009 Award Amounts

Stock-based compensation for 2009 for Ms. Schaefer and Mr. Calder consisted of annual equity grant (AEG) amounts and multi-year program equity grant (MYPEG) amounts. The process in establishing the number of shares awarded as stock-based compensation to Ms. Schaefer and Mr. Calder as AEGs and MYPEGs for 2009 involved four steps, as follows:

•	first, based on benchmarking data and recommendations contained in FPL’s report, we computed a maximum annual amount of stock-based compensation award (that is, combined AEG and one year of MYPEG) amount as a percentage of each officer’s January 1, 2009 base salary. Applicable percentages and the resulting maximum annual amounts were as follows:

Maximum Annual
		Percentage of Base	Amount of
		Salary Used to	Stock-Based
	January 1, 2009	Compute Maximum	Incentive
	Base Salary	Annual Dollar Value	Compensation
Name	($)	(%)	($)

Ms. Schaefer	500,000	225.0	1,125,000
Mr. Calder	375,000	112.5	421,875

•	second, for each officer, the total maximum annual dollar value was split between (a) AEG amounts and (b) MYPEG amounts. Based on recommendations from FPL, the applicable splits and resulting dollar amounts for each officer were as follows:

			Multi-Year
			Program Equity
	Annual Equity Grant		Grant
Name	(%)	($)	(%)	($)

Ms. Schaefer	60.0	675,000	40.0	450,000
Mr. Calder	60.0	253,125	40.0	168,750

Note that the MYPEG amount was for part of the three-year period 2007-2009, and was accounted for as part of each NEO’s grants for 2007 (that is, the MYPEG grants in 2007 covered the three-year period 2007-2009). Therefore, the MYPEG amounts were not considered further in setting compensation for 2009.

•	third, for each NEO, the dollar amount for AEGs for 2009 listed above was then converted to a maximum total number of shares to be awarded by dividing (a) that dollar value amount by (b) $1.54, the closing price of our common stock on NASDAQ on December 31, 2008 (the last trading day in the year ended December 31, 2008). Based on this conversion, the maximum number of shares to be awarded to each officer was as follows: Ms. Schaefer — 438,312 shares and Mr. Calder — 164,367 shares.

•	fourth, the Committee approved additions to the AEG amounts to account for the effect of each NEO’s base salary increase on January 1, 2009. As outlined in the FPL report and discussed above, the MYPEGs awarded in 2007 covered a three-year performance period (2007-2009) and all shares related to the three-year period were granted in March 2007. The MYPEG shares granted at that time, however, were based on a percentage of each NEO’s January 1, 2007 base salary. Because the three-year (2007-2009) calculation was based on percentages of base salary as of January 1, 2007 and base compensation amounts increased at January 1, 2009, however, the number of shares originally issued for the MYPEGs in March 2007 no longer reflected the correct total long-term incentive potential (based on each executive’s now-higher base salary). As a result, the Committee approved the issuance of the additional shares under the AEGs for 2009 to each officer as follows: Ms. Schaefer — 93,506 shares and Mr. Calder — 26,299 shares.

As a result, the total maximum number of shares to be awarded to each officer under the AEGs for 2009 was as follows: Ms. Schaefer — 531,818 shares and Mr. Calder — 190,666 shares.

Determining Amounts of 2009 AEG Awards Earned

The actual long-term incentive compensation AEG award earned by Ms. Schaefer and Mr. Calder was subject to a number of performance factors:

•	a portion of the AEG award amount was earned based on our common stock performance in calendar year 2009 relative to the Russell 2000 stock index total return in calendar year 2009. Under this performance criterion, an individual earned:

•	a portion of his or her total potential award amount if our stock performance for 2009 was 80% or greater than the performance of the Russell 2000 stock index;

•	less than the full portion amount of his or her award amount if our stock performance was less than 120% of the Russell 2000 stock index’s performance; and

•	no award under this performance criterion if our stock performance was less than 80% of the Russell 2000 stock index’s performance.

•	a portion of the award amount was earned based on the individual achieving certain individual, business unit and/or departmental performance goals in 2009, as determined by the Compensation Committee.

The relative weightings for the performance factors were primarily based on the recommendations of FPL in its report. Weightings for the performance factors for Ms. Schaefer and Mr. Calder for the 2009 AEG awards were as follows:

AEG Award Factor
Individual,
Business Unit and/or
	Relative Common		Departmental
	Stock Performance		Performance Goals
		Maximum		Maximum
		Share		Share
	Weighting	Award	Weighting	Award
Name	(%)	(#)	(%)	(#)

Ms. Schaefer	75.0	398,864	25.0	132,955
Mr. Calder	75.0	142,999	25.0	47,666

For the 2009 AEG award factors, based on our common stock’s actual performance and the Compensation Committee’s assessment of each individual’s achievement of individual/departmental performance goals:

•	our common stock increased 53.9% in 2009 and the Russell 2000 stock index increased 25.2%. Therefore, our common stock’s performance was greater than 120% of the Russell 2000’s performance. As a result, 100% of the maximum potential payout for that award factor was earned.

•	the Compensation Committee determined the individual/business unit/department goal achievements as follows: Ms. Schaefer — 90% and Mr. Calder — 90%.

Based on the level of achievement of the various award factors for 2009 as described above, Ms. Schaefer and Mr. Calder earned the following number of shares under the AEGs for 2009:

AEG Award Factor	Ms. Schaefer	Mr. Calder

Relative Common Stock Performance:
• Maximum # of Shares	398,864	142,999
• % earned	100%	100%
• Number of Shares Earned	398,864	142,999
Individual, Business Unit and/or Departmental Goals:
• Maximum # of Shares	132,955	47,666
• % earned	90.0%	90.0%
• Number of Shares Earned	119,659	42,900
Total Number of Shares Earned	518,523	185,899

In March 2010, we issued the shares of our common stock as long-term incentives earned for 2009 under the AEGs as described above.

Additionally, we awarded 25,000, 20,000 and 10,000 shares of our common stock to Messrs. Black, Lombardo and Schroeder in April 2009, respectively.

Vesting of Awards

The shares earned under the 2009 AEG awards vest as follows: shares earned vest 1/3 on issuance; 1/3 on December 31, 2010; and 1/3 on December 31, 2011. The shares issued to Messrs. Black, Lombardo and Schroeder in April 2009 vest ratably on April 1 of 2010, 2011, 2012, 2013 and 2014, based on continued employment with us.

The following table summarizes the future vesting of shares issued related to 2009, as described above:

	Amounts Vesting (#)
Vesting Date	Mr. Black	Mr. Calder	Mr. Lombardo	Ms. Schaefer	Mr. Schroeder

3/2/10	—	61,966	—	172,841	—
4/1/10	5,000	—	4,000	—	2,000
12/31/10	—	61,967	—	172,841	—
4/1/11	5,000	—	4,000	—	2,000
12/31/11	—	61,966	—	172,841	—
4/1/12	5,000	—	4,000	—	2,000
4/1/13	5,000	—	4,000	—	2,000
4/1/14	5,000	—	4,000	—	2,000

For shares granted under the 2009 AEG program, vesting of the shares will accelerate upon a termination of the officer by the company without cause; a termination by the officer for good reason, death or disability; or a change in control of the company. Officers will forfeit all unvested AEG awards upon termination by the company with cause or a voluntary termination by the officer without good reason. For other shares granted, vesting of the shares will accelerate upon a change in control of the company.

Grant Valuation Parameters

As described above, when awarding stock to Ms. Schaefer and Mr. Calder, we first establish a dollar value of the maximum equity-based compensation potential that we want to provide to the employee in the form of stock over the vesting period. On the date of the grant, in order to calculate the number of shares to grant, we divide the total maximum equity-based compensation potential by the per share fair value of our common stock as of the close of the prior fiscal year. Although we use what we consider to be a reasonable approach in determining the number of shares of common stock to award to these NEOs, the ultimate value to these NEOs of the shares awarded only becomes clear when (a) performance conditions related to earning the award are met or not met and (b) the future fair value of the shares earned is known.

The shares of stock we award under long-term incentive plans ultimately may be worth much more or less than the maximum equity-based compensation potential we computed when the shares were awarded, depending on whether the price of our common stock increases or decreases from the per share fair value we used when shares were granted. As a result, we do not consider realizable gains or losses from prior stock grants when setting new stock grant amounts. We do not believe it is a fair practice to offset or enhance current compensation by realized and unrealized gains or losses in periods after the grants have been issued. Our goal is that the ultimate value realized by the NEO from stock grants exceeds our initial estimate of total maximum equity-based compensation potential that we awarded, because that would result from an increase in our stock price. Value realized by the NEO in excess of the award date total maximum equity-based compensation potential is also realized by all of our other stockholders that held our common stock over that time period. We believe that limiting potential upside on stock value gains would undermine incentives for our NEOs when they focus on long-term results.

Stock Ownership Guidelines

We believe that stock ownership by our NEOs is desirable for aligning management’s long-term interests with those of our stockholders. We have not, however, established formal or fixed stock ownership guidelines for our NEOs.

Other Compensation

We offer certain other perquisites and personal benefits to our NEOs. These perquisites and personal benefits are reflected in the relevant tables and narratives that follow. In addition, the executives may participate in company-wide plans and programs such as our 401(k) plan (including a company match); group health and welfare plans; group accidental death and dismemberment insurance and life insurance; and health care and dependent care spending accounts, in accordance with the terms of those programs.

We do not provide our NEOs defined benefit or supplemental executive retirement plans.

Nonqualified Deferred Compensation Plan

In addition to a qualified 401(k) plan, we maintain a deferred compensation plan for certain executives (including our NEOs) by depositing amounts into a trust for the benefit of the participating employees. The deferred compensation plan offers these participants the opportunity to defer payment and income taxation of a portion of their base salary and/or annual cash incentives. The Compensation Committee believes that offering this plan to executives is helpful to achieve our objectives of attracting and retaining talent, particularly because we do not offer a defined benefit pension plan.

A participant may elect to defer up to 100% of annual base salary and/or annual cash incentives. Participants must make deferral elections in the election period that is prior to the beginning of the plan year in which the related compensation is earned. Such elections are irrevocable for the entire plan year, and the participants may only change the elections for compensation earned in subsequent plan years during the annual election period.

We make the following employer contributions to our deferred compensation plan:

•	mandatory annual matching contributions to the plan for each participant equal to the lesser of (a) 4% of the participant’s annual base salary or (b) the participant’s annual deferrals to the plan. Matching contributions are reduced by the maximum amount of matching contributions the executive was eligible to receive in our 401(k) plan for the fiscal year.

•	discretionary annual profit-sharing contributions equal to up to 6% of the participant’s annual base salary.

Matching and profit-sharing contributions vest based on a participant’s years of service with us or our predecessor company, with pro-rata vesting over a period of five years of service.

Amounts in the deferred compensation plan’s trust earn investment income, which serves to increase our corresponding deferred compensation obligation. Investments, which are recorded at market value, are directed by the participants, and consist of our common stock and mutual funds. The plan provides participants the opportunity for long-term capital appreciation by crediting their accounts with notional earnings (or losses) based on the performance of benchmark investment funds from which participants may select or our common stock. Currently, the plan offers a choice of ten benchmark investment funds that are identified in the narrative following the “Nonqualified Deferred Compensation” table below.

The market value of an NEO’s deferred compensation account is not considered when setting their other current compensation. The compensation earned and deferred into the deferred compensation plan was already reviewed and analyzed based on the above-described compensation philosophy and policies at the time the compensation was awarded. Had the executive officer instead elected to receive a payout of the compensation earned (rather than deferring it into the plan), and then invested those amounts externally, we would not have considered external investment experience when considering the amount by which we should compensate the NEO. Thus, we do not believe it is either proper or necessary to consider the value of the NEO’s deferred compensation account just because it is held in a plan we sponsor. See the “Nonqualified Deferred Compensation” table and accompanying narrative below for additional information on our deferred compensation plan.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility on our tax return of compensation over $1 million to any of our officers unless the compensation is paid pursuant to a plan that is performance-related, non-discriminatory and has been approved by our stockholders. The Compensation Committee’s policy with respect to Section 162(m) is to make every reasonable effort to ensure that compensation is deductible to the extent permitted. The Compensation Committee has the authority, however, to award compensation in excess of the $1 million limit, regardless of whether that compensation will be deductible, if the Compensation Committee determines in good faith that the compensation is appropriate to incentivize and compensate the recipient.

Employment Agreements

We have entered into employment agreements with Ms. Schaefer and Messrs. Black, Calder and Schroeder. The following table summarizes the significant terms of those employment contracts:

Employment Contract Item	Mr. Black	Mr. Calder	Ms. Schaefer	Mr. Schroeder

Date entered into	12/16/09	12/20/08	12/20/08	12/20/08
(or most recent date of renewal)
Contract ending date	12/16/12	12/20/10	12/20/10	12/20/10
Filing of agreement	Agreement filed as an exhibit to the company’s Form 10-K for the year ended December 31, 2009, filed with the SEC on 3/2/10.
Annual bonus	Eligibility based on criteria determined by Compensation Committee.

The following provisions apply to all NEO employment contracts:

•	Base salary	Subject to annual review and periodic increases, if any, as determined by the Compensation Committee.
•	Benefit plan eligibility	Eligible to participate in our benefit plans at identical participation costs offered to all of our other employees.
•	Business expense reimbursement	Eligible to have business expenses reimbursed, subject to reimbursement policies for all other employees.
•	Severance payments	Due under various termination scenarios.
•	Covenants not to compete	NEO subject to covenants not to compete with us subsequent to employment with us.

In addition, the following employment agreement provision applies to Ms. Schaefer and Messrs. Calder and Schroeder:

•	Extension provisions	One-year extension at ending date, unless either we or the NEO provides at least 120 days notice of non-renewal

See “Potential Payment Upon Termination or Change of Control” below for a discussion of certain severance payments applicable under these agreements.

Change of Control and Severance Payments

Change of control provisions applicable to our NEOs are either “single trigger,” meaning that the change of control event alone triggers either a payment or an acceleration of certain rights, or “double trigger,” meaning that the change of control coupled with either (a) the officer’s termination from service or (b) the officer’s resignation for “good reason” (as that term is defined in the employment agreement) within a certain period of the time before or after the change of control, triggers the payment or accelerated right.

The change of control provision in each NEO’s employment agreement for the payment of severance is a double trigger. A double trigger for severance payments was selected because, generally unless the NEO’s employment is terminated after the change of control, his or her cash compensation in the form of salary and annual bonus would continue from the acquiring entity, which is what the severance payment is based upon and intended to replace. See the “Potential Payment Upon Termination or Change of Control” discussion below for additional information on these severance payments. The payment amounts reflect our belief that it is difficult for senior managers to find comparable employment opportunities in a short period of time, particularly after experiencing a termination that was beyond their control.

The change of control provisions in our stock option and stock grant agreements with time-based vesting are single trigger, reflecting our intent that the NEOs have the ability to use those shares to vote upon any proposed transaction.

Under the employment agreements, we have agreed to make an additional tax gross-up payment to the executive if any amounts paid or payable to the executive would be subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code. However, if a reduction in the payments and benefits of $25,000 or less would render the excise tax inapplicable, then the payments and benefits will be reduced by such amount, and we will not be required to make the gross-up payment.

Executive Compensation Tables and Discussion

Summary Compensation Table

The following Summary Compensation Table shows the compensation in 2009, 2008 and 2007 for our Chief Executive Officer (Principal Executive Officer), our Chief Financial Officer (Principal Financial Officer), and our other three most highly compensated executive officers as of December 31, 2009.

				Option	Non-Equity
			Stock	Awards	Incentive Plan	All Other
		Salary	Awards	(3)(4)	Compensation	Compensation	Total
Name and Principal Position	Year	(1)($)	(2)(4)($)	($)	(5)($)	(6)($)	($)

Kimberly K. Schaefer(7)	2009	519,231	668,415	—	558,300	33,669	1,779,615
Chief Executive Officer	2008	375,000	507,811	—	344,756	32,673	1,260,240
	2007	340,000	453,152	—	302,175	28,215	1,123,542
James A. Calder	2009	389,423	239,639	—	337,163	25,977	992,202
Chief Financial Officer	2008	300,000	391,556	—	275,805	28,600	995,961
	2007	285,000	361,939	—	253,294	27,072	927,305
Timothy D. Black(8)	2009	299,387	60,750	—	213,750	20,058	593,945
Executive Vice President of Operations
Alissa N. Nolan(9)	2009	298,317	12,150	—	43,318	425,000	766,635
Former Executive Vice President and	2008	425,000	29,287	—	75,000	—	529,287
Managing Director of Business Development
Alexander P. Lombardo	2009	192,115	48,600	—	92,500	14,138	347,353
Treasurer	2008	182,308	33,550	—	75,000	17,166	308,024
	2007	173,654	33,450	—	45,000	16,158	268,262
J. Michael Schroeder	2009	278,307	24,300	—	80,000	22,612	405,519
General Counsel and	2008	268,000	33,550	—	52,000	25,100	378,650
Corporate Secretary	2007	257,308	133,800	—	52,000	24,622	467,730

(1)	Salary amounts for 2009 reflect payment of 27 bi-weekly payroll periods during calendar year 2009.

(2)	Stock Award amounts reported in the table above for 2009 consist of the following items:

Stock Award Component	Ms. Schaefer	Mr. Calder	Mr. Black	Mr. Lombardo	Ms. Nolan	Mr. Schroeder

Annual Equity Grant — Relative Common Stock Performance:
Fair value on grant date ($)	502,569	180,179	—	—	—	—
Shares granted (#)	398,864	142,999	—	—	—	—
Annual Equity Grant — Performance Goals:
Fair value on grant date ($)	184,275	66,066	—	—	—	—
Shares granted (#)	119,659	42,900	—	—	—	—
Other:
Fair value on grant date ($)	—	—	60,750	48,600	12,150	24,300
Shares granted (#)	—	—	25,000	20,000	5,000	10,000
Totals:
Fair value on grant date ($)	668,415	239,639	60,750	48,600	12,150	24,300
Shares granted (#)	518,523	185,899	25,000	20,000	5,000	10,000

The fair value amounts presented for the performance goals shares above reflect the Company’s estimate of the probable outcome of the performance conditions as of the grant date.

Under generally accepted accounting principles, the fair value amounts of our grants of stock awards are determined at their grant dates. That fair value amount as of the grant date is then expensed ratably over the vesting period of the stock awards. For stock awards subject to a market condition (for example, having our common stock’s total return meet certain levels relative to a market index or designated absolute performance levels), the amount we record as expense on our financial statements (and which is included as a portion of Stock Awards in the table above) is based on the value assigned to the stock award at its grant date; that value is then recorded as expense regardless of whether each of the stock awards has any intrinsic value to the executive (that is, whether or not the executive actually earns any portion of the award based on the actual performance of our common stock in relation to the relevant market condition).

(3)	Under generally accepted accounting principles, the fair value amounts of each of our grants of option awards are determined at their grant date. That full value amount as of the grant date is then expensed ratably over the vesting period of the options. The amount we record as expense on our financial statements is based on the value assigned to the options at the grant date; that value is then recorded as expense regardless of whether the options ever have any intrinsic value to the executive (that is, whether or not the price of our common stock ever exceeds the option exercise price).

For example, all of the option awards we have recorded as expense for our NEOs relate to stock options we granted to certain of our NEOs in 2004 and 2005. Because those options were subject to a three-year vesting period, we recognized expense related to those options in 2004-2008. For all of 2009, 2008 and 2007, however, our common stock traded at values below the exercise prices of all of those options. As a result, at no time in 2009, 2008 or 2007 did the stock options awarded to our NEOs in 2004 and 2005 have any intrinsic value to those NEOs.

(4)	The value reported for Stock Awards and Option Awards for each executive is the aggregate grant date fair value for such awards. The assumptions for making the valuation determinations are set forth in the footnote or footnote sections to our financial statements captioned “Stock Based Compensation” or “Share-Based Compensation” in our consolidated financial statements. For additional information on these awards, see the Grants of Plan-Based Awards table, below.

(5)	This column includes amounts earned under our annual cash incentives bonus plan for 2009, 2008 and 2007, as discussed in the Compensation Discussion and Analysis above. For 2009, 2008 and 2007 annual cash incentives bonus amounts, we offered our NEOs the opportunity to take some or their entire bonus in shares of our company’s common stock in lieu of cash. If an executive elected to receive shares, they received shares having a market value equal to 125% of the cash they would have otherwise received. Amounts shown in this column represent the cash bonus that each executive earned, regardless of whether the executive elected to take all or part of their cash bonus in the form of shares of our common stock; any incremental value as a result of an executive taking all or part of their bonus in the form of shares is included in the Stock Awards column (see Note (2) above).

(6)	All Other Compensation consists of our contributions to executives’ accounts in our qualified 401(k) plan and our non-tax qualified deferred compensation plan, and separation payments to certain executives. Pursuant to SEC rules, perquisites and personal benefits are not reported for any executive officer for whom such amounts were less than $10,000 in aggregate for the fiscal year. Our contributions to the deferred compensation plan are also reported in the Nonqualified Deferred Compensation table below.

The following table details the components of each executive’s All Other Compensation:

			Company
		Company	Contributions to
		Contributions to	Deferred	Separation
		401(k) Plan	Compensation Plan	Payments	Total
Name	Year	($)	($)	($)	($)

Ms. Schaefer	2009	—	33,669	—	33,669
	2008	3,173	29,500	—	32,673
	2007	4,500	23,715	—	28,215
Mr. Calder	2009	—	25,977	—	25,977
	2008	4,600	24,000	—	28,600
	2007	3,365	23,707	—	27,072
Mr. Black	2009	—	20,058	—	20,058
Mr. Lombardo	2009	—	14,138	—	14,138
	2008	3,639	13,527	—	17,166
	2007	4,319	11,839	—	16,158
Ms. Nolan	2009	—	—	425,000	425,000
	2008	—	—	—	—
Mr. Schroeder	2009	—	22,612	—	22,612
	2008	4,600	20,500	—	25,100
	2007	4,357	20,265	—	24,622

(7)	Ms. Schaefer was named our Chief Executive Officer effective January 1, 2009.

(8)	Mr. Black became an executive officer of the company in 2009.

(9)	Ms. Nolan became an executive officer of the company in 2008 and resigned in September 2009.

Deferred Compensation

Elective deferrals under our deferred compensation plan are reported in the Summary Compensation Table above in the columns that are associated with the type of compensation (that is, Salary or Non-Equity Incentive Plan Compensation) that is deferred. Company matching and profit-sharing contributions are included in the values reported in the All Other Compensation column, and are specifically identified in the “Nonqualified Deferred Compensation” table below and related text.

2009 Grants of Plan-Based Awards

			Estimated Future Payouts Under			Estimated Future Payouts Under Equity			Grant Date Fair
			Non-Equity Incentive Plan Awards(1)			Incentive Plan Awards(2)			Value of Stock and
	Grant		Threshold	Target	Maximum	Threshold	Target	Maximum	Option Awards(3)
Name	Date	Type of Grant	($)	($)	($)	(#)	(#)	(#)	($)

Ms. Schaefer	N/A	Annual Cash Incentive	250,000	500,000	750,000	—	—	—	—
	3/2/2009	Annual Equity Grant — Relative		—	—			398,864
		Common Stock Performance
	3/2/2009	Annual Equity Grant — Performance		—	—			132,955
		Goals
Mr. Calder	N/A	Annual Cash Incentive		328,125	421,875			—

	3/2/2009	Annual Equity Grant — Relative		—	—			142,999
		Common Stock Performance
	3/2/2009	Annual Equity Grant — Performance		—	—			47,666
		Goals
Mr. Black	N/A	Annual Cash Incentive		106,875	213,750			—
	4/1/2009	Time-Based		—	—			25,000
Mr. Lombardo	N/A	Annual Cash Incentive		46,250	92,500			—
	4/1/2009	Time-Based		—	—			20,000
Mr. Schroeder	N/A	Annual Cash Incentive		67,000	134,000			—
	4/1/2009	Time-Based		—	—			10,000

(1)	The amounts reported in the columns include potential payouts corresponding to the achievement of the threshold, target, and maximum performance objectives under our annual cash incentive plan, as discussed in the Compensation Discussion and Analysis above. The actual payments for performance under this plan for the fiscal year are reported in the Summary Compensation Table above.

(2)	The amounts reported in the columns include potential payouts corresponding to the achievement of the threshold, target, and maximum performance objectives for awards under our long-term incentive plan, as discussed in the Compensation Discussion and Analysis above. The actual award amounts earned for 2009 are also discussed in the Compensation Discussion and Analysis above.

(3)	The amount represents the grant date fair value is the value of Stock and Option Awards (that is, those made under an Equity Incentive Plan) granted in 2009, disregarding that we recognize the value of the awards for financial reporting purposes over the service period of the awards. The grant date fair value shown is calculated based in the maximum potential future payout number of shares.

Potential Payment Upon Termination or Change of Control

Our NEOs are eligible to receive certain termination and/or change in control payments and acceleration rights under certain of the compensation arrangements that they hold with us. These payments and acceleration rights are contained within the executive officers’ employment agreements, employee stock option stock grant agreements, and deferred compensation plan agreement.

Employment Agreements

As noted previously, we have entered into employment agreements with certain of our NEOs. The agreements cover the additional payments that would be due to these individuals in the following scenarios:

•	Termination of employment by us:

•	in the event of death,

•	in the event of disability,

•	for cause,

•	without cause, or

•	due to non-renewal of an employment contract.

•	termination of employment by the executive:

•	as a voluntary termination,

•	for good reason or

•	due to non-renewal of an employment contract.

The terms are substantially identical in each of the agreements for Ms. Schaefer and Messrs. Calder and Schroeder. The terms of Mr. Black’s agreement provides for payments only in the event of a termination by us after a change in control of the company.

We do not believe that we should pay our applicable NEOs any incremental compensation upon termination when the termination is by either choice or due to conduct that is potentially detrimental to our company. Thus, we do not provide any of our NEOs any incremental severance benefits other than any amounts already earned and accrued at the date of termination if the termination is voluntary (unless for good reason) or for cause.

In the event of a termination by us without cause or by the executive for good reason, we provide severance benefits under certain NEOs’ employment agreements, as described more fully below. These amounts reflect our belief that it is difficult for senior managers to find comparable employment opportunities in a short period of time, particularly after experiencing a termination that was beyond their control.

Termination Events

Severance payments under the above termination event scenarios for Ms. Schaefer and Messrs. Calder and Schroeder are summarized below.

•	Death or Disability. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the executive’s employment terminated.

•	For Cause. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the executive’s employment was terminated for cause. Termination for “cause” is a termination due to:

•	the executive being convicted of, pleading guilty to, or confessing or otherwise admitting to any felony or any act of fraud, misappropriation or embezzlement;

•	an act or omission by the executive involving malfeasance or gross negligence in the performance of the executive’s duties and responsibilities to the material detriment of our company;

•	the executive breaching affirmative or negative covenants or undertakings described in the employment agreement, such as the agreement’s non-compete provisions; or

•	the executive violating our code of conduct if the consequence of such violation ordinarily would be a termination of their employment by us.

•	Without cause. The NEO would be entitled to receive, in lump sum payments:

•	an amount equal to 100% of their then-current annual base salary and most recently paid annual bonus; and

•	an amount equal to 36 times our monthly contribution on behalf of the executive under health and welfare plans in which the executive participates.

In the event of a termination by us without cause within 180 days prior to, or 18 months following, a change of control, then the multipliers for the severance benefits described above are increased to 200%. A change of control means the occurrence of any of the following events:

•	any person or group acquires 30% or more of our stock;

•	the majority of the members of our Board of Directors changes in any two-year period;

•	a merger or sale of our company to another company or any sale or disposition of 50% or more of our assets or business; or

•	a merger or consolidation where our stockholders hold 60% or less of the voting power to vote for members of the Board of Directors of the new entity.

•	Non-renewal of employment agreement by company. The NEO would be entitled to receive the same benefits as for a termination without cause as described above.

•	Voluntary. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the executive’s employment terminated.

•	Good Reason. Termination by the executive for “good reason” is a termination due to:

•	A material reduction or, after a change of control, any reduction in the executive’s base salary or a material reduction in the executive’s opportunity to receive any annual bonus and stock option grants;

•	a material reduction in the scope, importance or prestige of the executive’s duties, responsibilities or powers at the company or the executive’s reporting relationships within the company;

•	transferring the executive’s primary work site from the executive’s primary work site on the date the employment agreement was signed;

•	after a change of control, a change in the executive’s job title or employee benefit plans, programs and policies; or

•	a material breach or, after a change of control, any breach of the employment agreement.

In the event of one of these termination events for good reason, the NEO would be entitled to receive the same benefits as for a termination without cause as described above.

•	Non-renewal of employment agreement by the executive. The NEO would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date the executive’s employment terminated.

Severance payments under the above termination scenarios for Mr. Black are summarized below:

•	Death or Disability, For Cause, Non-renewal of employment agreement by the company, Voluntary and Non-renewal of employment agreement by the executive. Mr. Black would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date his employment terminated.

•	Without cause. Mr. Black would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date his employment terminated.

•	Good Reason. In the event of a termination by Mr. Black for good reason or by the company within 180 days prior to, or 18 months following a change of control, Mr. Black would be entitled to receive, in lump sum payments:

•	an amount equal to 200% of his then-current annual base salary and most recently paid annual bonus; and

•	an amount equal to 36 times our monthly contribution on behalf of the executive under health and welfare plans in which the executive participates.

Severance payments under the above termination scenarios for Mr. Lombardo are summarized below:

•	Death or Disability, For Cause, Non-renewal of employment agreement by the company, Voluntary and Non-renewal of employment agreement by the executive. Mr. Lombardo would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date his employment terminated.

•	Without cause. Mr. Lombardo would be entitled to receive base salary and annual bonus, if any, which were due and payable on the date his employment terminated. In the event of a termination by the company within 12 months following a change of control, Mr. Lombardo would be entitled to receive in a lump sum payment an amount equal to 100% of his then-current annual base salary.

Conditions to Receive Payment

The covenants within the employment agreements include various non-compete and non-solicitation provisions following a termination event, including the prohibition for a one-year period from:

•	competing with us within 50 miles of a location where we conduct or are planning to conduct our business;

•	inducing or attempting to induce any customers or potential customers from conducting business with us; or

•	hiring or attempting to hire our employees.

In addition, the employment agreements prohibit the executive from using confidential information (meaning any secret, confidential or proprietary information possessed by the company relating to their businesses) that has not become generally available to the public.

Summary of Payments Due Under Different Termination Events

Assuming a December 31, 2009 termination event by the executive or the company, including before or after a change in control as described above, payments would be as follows:

			Health and	Excise Tax
			Welfare	Gross-Up
	Salary Due	Bonus Due	Payment	Payment	Total Due
Name/Termination Event	($)	($)	($)	($)	($)

Ms. Schaefer
- Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
- Termination without cause, for good reason or non-renewal by company (all assuming no change of control)	500,000	344,756	29,883	—	874,639
- Termination without cause, for good reason or non-renewal by company (all assuming a change of control)	1,000,000	689,512	29,883	1,370,008	3,089,403
Mr. Calder
- Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
- Termination without cause, for good reason or non-renewal by company (all assuming no change of control)	375,000	275,805	19,147	—	669,952
- Termination without cause, for good reason or non-renewal by company (all assuming a change of control)	750,000	551,610	19,147	746,358	2,067,115
Mr. Black
- Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
- Termination without cause, for good reason or non-renewal by company (all assuming no change of control)	—	—	—	—	—
- Termination without cause, for good reason or non-renewal by company (all assuming a change of control)	570,000	180,000	29,883	301,307	1,081,190
Mr. Lombardo
- Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
- Termination without cause, for good reason or non-renewal by company (all assuming no change of control)	—	—	—	—	—
- Termination without cause, for good reason or non-renewal by company (all assuming a change of control)	185,000	—	—	—	185,000
Mr. Schroeder
- Death, disability, termination for cause, voluntary termination, non-renewal by executive	—	—	—	—	—
- Termination without cause, for good reason or non-renewal by company (all assuming no change of control)	268,000	52,000	28,083	—	348,083
- Termination without cause, for good reason or non-renewal by company (all assuming a change of control)	536,000	104,000	28,083	—	668,083

Stock Option Agreements

We have granted certain of the NEOs stock options pursuant to individual option agreements. Stock options are subject to vesting ratably over a three-year period from the date of grant. These stock options are, however, subject to accelerated vesting under these termination event scenarios:

•	termination of the executive’s employment by the company without cause and

•	termination of the executive’s employment by the executive for good reason.

The definitions of “cause” and “good reason” are the same as described in the section captioned “Employment Agreements” above.

If one of these termination events occurred, all of the NEO’s unvested stock options will be considered vested. As of December 31, 2009, all stock options held by our NEOs were fully vested; all of these options, however, had exercise prices in excess of $2.37, the closing price of our common stock on that date. As a result, assuming we experienced one of the termination event scenarios described above on December 31, 2009, none of our NEOs would realize any additional market value.

Awards Under Stock Grant Agreements, Annual Equity Grants and Multi-Year Program Equity Grants

We have granted certain of the NEOs shares of our common stock pursuant to individual grant certificates. These grants provide for an accelerated vesting of all unvested shares in the event, within 180 days prior to, or 18 months following, a change of control, of either:

•	a termination by us without cause or

•	an executive’s resignation for good reason.

Assuming we experienced either of those termination events on December 31, 2009, the market value realized on the accelerated stock grants for each of our NEOs would be as follows:

	Shares With	Value
	Vesting	Realized on
	Accelerated	Vesting
Name	(#)	(1) ($)

Ms. Schaefer	4,339	10,283
Mr. Calder	1,688	4,001
Mr. Black	38,000	90,060
Mr. Lombardo	27,500	65,175
Mr. Schroeder	20,000	47,400

(1)	The value realized is based on the closing price of our common stock on NASDAQ on December 31, 2009, which was $2.37.

Also, the vesting of awards under the AEGs and MYPEGs described in the Compensation Discussion and Analysis above are affected by certain termination events as follows:

•	For shares granted under the 2009 AEG program, vesting of the shares will accelerate upon a termination of the officer by the company without cause, a termination by the officer for good reason, death or disability, or a change in control of the company. Officers will forfeit all unvested AEG awards upon termination by the company with cause or a voluntary termination by the officer without good reason.

•	For shares granted under the 2007-2009 MYPEG program, vesting of the shares will accelerate upon a termination of the officer by the company without cause, a termination by the officer for good reason, death or disability, or a change in control of the company. Awards with respect to time-based shares would at all times be deemed fully vested upon a change in control of the company. Officers will forfeit all unvested MYPEG program awards upon termination by the company with cause or a voluntary termination by the officer without good reason.

Assuming we experienced one of the termination events described above on December 31, 2009 that resulted in accelerated vesting described above for awards under the AEGs or MYPEGs, the additional market value realized on the accelerated stock grants for each of our NEOs would be as follows:

	Shares With	Value
	Vesting	Realized on
	Accelerated	Vesting
Name	(#)	(1) ($)

Ms. Schaefer	522,633	1,238,640
Mr. Calder	189,344	448,745

(1)	The value realized is based on the closing price of our common stock on NASDAQ on December 31, 2009, which was $2.37.

Deferred Compensation Plan

Under the deferred compensation plan (see the Compensation Discussion and Analysis — Non-Qualified Deferred Compensation Plan above for more information on this plan), all of an NEO’s company matching and profit-sharing contributions from the company are subject to accelerated vesting upon the following termination events:

•	a change of control of the company or

•	the NEO’s death or disability.

The “change of control” provisions within the deferred compensation plan are equally applicable to all participants within the plan.

Assuming a change in control or an executive’s death or disability under the deferred compensation plan at December 31, 2009, the market value to the applicable executive would be equal to the aggregate balances as presented in the Non-Qualified Deferred Compensation table below.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information about outstanding equity awards that had been granted to our NEOs at December 31, 2009.

Stock Awards
Equity
Incentive
							Equity	Plan Awards:
							Incentive	Market or
							Plan Awards;	Payout
						Market	Number of	Value of
	Option Awards				Number of	Value of	Unearned	Unearned
	Number of	Number of			Shares or	Shares or	Shares,	Shares,
	Securities	Securities			Units of	Units of	Units or	Units or
	Underlying	Underlying	Option		Stock	Stock	Other Rights	Other Rights
	Unexercised	Unexercised	Exercise	Option	That Have	That Have	That Have	That Have
	Options	Options(1)	Price	Expiration	Not Vested(1)	Not Vested(2)	Not Vested(1)	Not Vested(2)
Name	(# Exer)	(# Unexer)	($)	Date	(#)	($)	(#)	($)

Ms. Schaefer	100,000	—	17.00	12/20/2014	8,449	20,024	518,523	1,228,900
Mr. Calder	100,000	—	17.00	12/20/2014	5,134	12,168	185,899	440,581
Mr. Black	1,000	—	17.00	12/20/2014	38,000	90,060	—	—
Mr. Lombardo	40,000	—	17.00	12/20/2014	27,500	65,175	—	—
Mr. Schroeder	75,000	—	17.00	12/20/2014	20,000	47,400	—	—

(1)	The following table shows the vesting dates of the outstanding Option Awards and Stock Awards that were unvested as of December 31, 2009:

	Vesting	Amounts Vesting (#)
Award Type	Date	Ms. Schaefer	Mr. Calder	Mr. Black	Mr. Lombardo	Mr. Schroeder

Stock	1/1/10	—	—	2,000	—	—
Stock	3/2/10	172,841	61,966	—	—	—
Stock	4/1/10	—	—	7,500	5,500	5,000
Stock	8/8/10	—	—	—	1,000	—
Stock	12/31/10	179,120	66,256	—	—	—
Stock	1/1/11	—	—	2,000	—	—
Stock	4/1/11	—	—	7,500	5,500	5,000
Stock	8/8/11	—	—	—	1,000	—
Stock	12/31/11	175,011	62,811	—	—	—
Stock	4/1/12	—	—	7,500	5,500	5,000
Stock	4/1/13	—	—	6,500	5,000	3,000
Stock	4/1/14	—	—	5,000	4,000	2,000

(2)	The Market Value is based on the closing price of our common stock on NASDAQ on December 31, 2009, which was $2.37.

Option Exercises and Stock Vested

The following table provides information for the NEOs on stock awards that vested during 2009 including (1) the number of shares acquired upon exercise and the value realized and (2) the number of shares acquired upon the vesting of restricted stock awards and the value realized. The value realized on exercise is based upon the closing market price of our common stock on the day of exercise of the shares underlying the options. The value realized on vesting is based upon the closing stock price of our common stock on the vesting date.

	Option Awards		Stock Awards
	Number of Shares		Number of Shares
	Acquired on	Value Realized	Acquired on	Value Realized
	Exercise	on Exercise	Vesting	on Vesting
Name	(#)	($)	(#)	($)

Ms. Schaefer	—	—	15,392	34,049
Mr. Calder	—	—	7,913	17,809
Mr. Black	—	—	4,500	9,415
Mr. Lombardo	—	—	2,500	6,875
Mr. Schroeder	—	—	3,000	7,290

Pension Benefits

We do not maintain a defined benefit pension plan or supplemental pension plan for our NEOs.

Nonqualified Deferred Compensation

The following table discloses contributions, earnings, balances and distributions for our NEOs under our nonqualified deferred compensation plan for 2009.

	Executive	Registrant	Aggregate	Aggregate	Aggregate
	Contributions in	Contributions	Earnings in	Withdrawals/	Balance at
	Last FY	in Last FY	Last FY(1)	Distributions	Last FYE(2)
Name	($)	($)	($)	($)	($)

Ms. Schaefer	19,808	33,669	48,229	—	183,034
Mr. Calder	14,885	25,977	26,816	—	199,694
Mr. Black	17,181	20,058	13,765	—	58,508
Mr. Lombardo	7,385	14,138	11,524	—	81,456
Mr. Schroeder	10,720	22,612	8,923	—	101,918

(1)	The values in this column include aggregate notional earnings during 2009 of each NEO’s account in the deferred compensation plan. Aggregate notional earnings in this table are not reported in the Summary Compensation Table because they are based on market rates that are determined by reference to available benchmark investment alternatives offered under the Plan.

(2)	This column includes amounts of each NEO’s total deferred compensation plan account as of December 31, 2009. The following table reports the portion of the Aggregate Balance that was reported as base salary and bonus compensation in the Summary Compensation Tables in our prior year proxies.

Amounts that were
Reported as
Compensation in
Name	Prior Year Proxies ($)

Ms. Schaefer	67,330
Mr. Calder	256,016
Mr. Black	—
Mr. Lombardo	—
Mr. Schroeder	39,540

Narrative to the Nonqualified Deferred Compensation Table

Accounts in the deferred compensation plan are credited with notional earnings based on the market rate of return of the available benchmark investment alternatives offered under the plan. The benchmark investment alternatives are indexed to traded mutual funds or our common stock, and each NEO may elect among the investment alternatives in increments of 1% of his or her account. The executive may make daily changes in his or her investment election for future deferrals, and may make monthly transfers of balances between the available investment alternatives. In 2009, the benchmark investments and their respective notional annual rates of return in the deferred compensation plan were as follows:

2009 Annual
Benchmark Investment (Ticker Symbol)	Rate of Return (%)

Artisan International (ARTIX)	39.8
Baron Growth (BGRFX)	34.2
Columbia Small Cap Value I Z (CSCZX)	24.7
Dodge & Cox Stock Fund (DODGX)	31.3
Growth Fund of America (GFAFX)	34.6
PIMCO All Asset (PASAX)	22.2
PIMCO Total Return Fund (PTTRX)	13.8
Vanguard Mid-Cap Index (VIMSX)	40.2
Vanguard S&P 500 Index (VFINX)	26.5
Great Wolf Resorts, Inc. common stock (WOLF)	53.9

Earnings on deferred amounts solely represent appreciation (depreciation) of the market value of the available benchmark investment alternatives offered in the plan. We do not provide for a minimum return or guarantee a minimum payout amount for deferred amounts. Amounts held in the deferred compensation plan are “at risk” investments.

Executives may receive a distribution of the vested portion of their deferred compensation plan accounts upon termination of employment (including retirement or disability) or, in the case of deferrals by the executive (and related notional earnings), upon a specified future date while still employed, as elected by the executive (an “in-service distribution”). Each year’s deferrals may have a separate distribution election. Distributions payable upon termination of employment may be elected as a (i) a lump sum cash payment or (ii) a series of annual cash installments payable over five years. In-service distributions may be elected by the executive as a single lump sum cash payment beginning not earlier than the third calendar year following the calendar year of the deferral. When the executive is a “key employee” for purposes of Section 409A of the Internal Revenue Code, any distribution payable on account of termination of employment will not occur during the six months following termination of employment. Typically, our NEOs are key employees.

Director Compensation

The following table shows the compensation for services in fiscal 2009 for our non-employee directors. Our officers are not paid for their service as directors.

	Fees
	Earned or	Stock	Option
	Paid in	Awards	Awards	Total
Name	Cash ($)	(1)(2)(3)($)	(1)(2)(3)($)	($)

Joseph Vittoria	90,375	52,999	—	143,374
Elan Blutinger	54,750	52,999	—	107,749
Randy Churchey	15,875	102,373	—	118,248
Steven Hovde(4)	—	52,110	—	52,110
Michael Knetter(4)	19,125	7,968	—	27,093
Richard Murray(4)	—	25,500	—	25,500
Edward Rensi	56,625	52,999	—	109,624
Howard Silver	59,938	63,702	—	123,640

(1)	The value reported for Stock Awards and Option Awards for each individual is the fair value of the full grant received as of the grant date. The assumptions for making the valuation determinations are set forth in the footnote or footnote sections to our financial statements captioned “Stock Based Compensation” or “Share-Based Compensation” in our consolidated financial statements.

(2)	The following table shows the number of outstanding Stock Awards and Option Awards held by each non-employee director as of December 31, 2009:

	Stock Awards		Option Awards
	Vested	Unvested	Vested	Unvested
Name	(#)	(#)	(#)	(#)

Mr. Vittoria	26,288	23,111	7,500	—
Mr. Blutinger	19,746	23,111	12,500	—
Mr. Churchey	38,917	19,632	12,500	—
Mr. Rensi	19,574	23,111	7,500	—
Mr. Silver	24,381	23,111	12,500	—

The following table shows the vesting dates of the outstanding Stock Awards and Option Awards that were unvested as of December 31, 2009:

	Vesting
Award Type	Date	Mr. Vittoria	Mr. Blutinger	Mr. Churchey	Mr. Rensi	Mr. Silver

Stock	5/26/10	5,573	5,573	5,573	5,573	5,573
Stock	5/28/10	2,609	2,609	870	2,609	2,609
Stock	5/30/10	1,173	1,173	1,173	1,173	1,173
Stock	5/26/11	5,573	5,573	5,573	5,573	5,573
Stock	5/28/11	2,610	2,610	870	2,610	2,610
Stock	5/26/12	5,573	5,573	5,573	5,573	5,573

(3)	The following table details the grants of Stock Awards and Option Awards to directors during 2009:

						Grant Date
						Fair Value of
	Grant		Grant	Stock	Option	Stock and
Name	Type		Date	Awards (#)	Awards (#)	Option Awards ($)

Mr. Vittoria	(B	)	5/26/09	16,719	—	52,999
Mr. Blutinger	(B	)	5/26/09	16,719	—	52,999
Mr. Churchey	(A	)	1/1/09	9,588	—	14,766
	(A	)	4/1/09	6,076	—	14,765
	(B	)	5/26/09	16,719	—	52,999
	(A	)	7/1/09	9,061	—	19,844
Mr. Hovde	(A	)	1/1/09	21,713	—	33,438
	(A	)	4/1/09	7,684	—	18,672
Mr. Knetter	(A	)	4/1/09	3,279	—	7,968
Mr. Murray	(A	)	1/1/09	8,279	—	12,750
	(A	)	4/1/09	5,247	—	12,750
Mr. Rensi	(B	)	5/26/09	16,719	—	52,999
Mr. Silver	(A	)	1/1/09	6,950	—	10,703
	(B	)	5/26/09	16,719	—	52,999

Items marked (A) in the table above represent shares of our common stock that a director elected to receive in lieu of cash payment for director compensation in 2009. Items marked (B) in the table above represent the annual equity grant amount received as director compensation for 2009. For additional information on these components of director compensation, see the Narrative to the Director Compensation Table below.

The grant date fair value is the value of Stock and Option Awards granted in 2009, disregarding that we recognize the value of the awards for financial reporting purposes over the service period of the awards.

(4)	Messrs. Hovde and Murray served as members of our Board of Directors through April 2009. Mr. Knetter served as a member of our Board of Directors through May 2009.

Narrative to the Director Compensation Table

For 2009, the Compensation Committee used as a reference tool the compensation recommendations for directors that had been developed for 2007 by FPL Associates Compensation, an independent compensation consultant. For 2007, the Compensation Committee had engaged FPL to assist the Compensation Committee in determining appropriate fiscal year 2007 compensation for our directors. FPL made recommendations to the Compensation Committee of appropriate levels and components of compensation for our directors, based upon a study of a competitive peer group of 11 public companies that compete with us for talent, investment dollars and/or business. That peer group included primarily companies that are focused on operating within the public consumer/leisure sector as the foundation for our compensation practices. Those peer group companies are ones considered to appeal to family-based, consumer leisure activities, including resorts/timeshares, gaming/entertainment and amusement parks. The peer group consisted of the following companies:

Bluegreen Corporation	Red Lion Hotels Corporation
Cedar Fair	Silverleaf Resorts, Inc.
Gaylord Entertainment Company	Six Flags, Inc.
ILX Resorts Incorporated	Steiner Leisure Limited
Isle of Capri Casinos, Inc.	Vail Resorts, Inc.
Nevada Gold & Casinos, Inc.

Utilizing this process and benchmarking data supplied by FPL, and after considering increases made subsequent to 2007 for certain fees, the Compensation Committee approved director compensation for 2009 as follows:

•	each of our non-employee directors received an annual retainer fee of $47,250 for services as a director. Also, our chairman received an additional annual fee of $25,000.

•	the chair of the audit committee received an additional annual fee of $17,500, and the chair of each other committee received an additional annual fee of $7,500.

•	each member of the audit committee other than the chair received an additional annual fee of $12,500, and each member of each other committee other than the chairs received an additional annual fee of $3,750.

•	directors who are employees of our company or our subsidiaries did not receive compensation for their services as directors.

•	each independent director who is initially elected to our Board of Directors received 2,500 nonvested shares of our common stock. The shares granted to new independent directors vest in thirds over a three-year period, beginning on the first anniversary of the date of the grant of the shares, subject to accelerated vesting only upon a change of control or if the director is removed from or is not nominated to stand for reelection to the Board of Directors.

•	independent directors received an equity amount of $53,000 in shares of our restricted common stock on May 26, 2009, the date of our 2009 annual meeting of our stockholders. These shares granted to independent directors vest in thirds over a three-year period, beginning on the first anniversary of the date of the grant of the shares, subject to accelerated vesting only upon a change of control or if the director is removed from or is not nominated to stand for reelection to the Board of Directors.

Also, as an incentive to increase our directors’ ownership of our common stock, in 2009 we offered our directors the opportunity to take some or all of the cash portion of their director compensation in shares of our common stock in lieu of cash. Shares issued under this shares-in-lieu-of-cash option are 100% vested when issued. If a director elected to receive shares of our common stock in lieu of cash, he or she received shares having a market value equal to 125% of the cash they would have otherwise received. For example, if a director’s cash compensation amount would have been $10,000 and they elected this shares-in-lieu-of-cash option for the entire amount of their cash compensation, he or she would receive $12,500 of shares.

We reimburse directors for travel expenses to our board meetings and other out-of-pocket expenses they incur when attending meetings or conducting their duties as directors of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Ownership of the Issuers’ Equity Securities

All of the limited partnership interests of GWR Operating Partnership, L.L.L.P. are owned directly by Great Wolf Resorts. The 1% general partner interest in GWR Operating Partnership, L.L.L.P. is owned directly by GWR OP General Partner, LLC, a wholly owned subsidiary of Great Wolf Resorts. GWR Operating Partnership, L.L.L.P. has no other outstanding equity securities.

All of the common stock of Great Wolf Finance is owned directly by GWR Operating Partnership, L.L.L.P. Great Wolf Finance has no other outstanding equity securities, no other debt and does not conduct any material operations or have any material assets.

Ownership of Great Wolf Resorts’ Equity Securities

Great Wolf Resorts summarizes below the beneficial ownership of Great Wolf Resorts’ common stock, as of September 1, 2010, except where noted, by (1) each person or group known by Great Wolf Resorts to beneficially own more than five percent (5%) of Great Wolf Resorts’ common stock, (2) each of Great Wolf Resorts’ directors, (3) each of Great Wolf Resorts’ named executive officers and (4) all of Great Wolf Resorts’ directors and executive officers as a group. A person generally “beneficially owns” shares if he or she, directly or indirectly, has or shares either the right to vote those shares or dispose of them. Except as indicated in the footnotes to this table, to Great Wolf Resorts’ knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

The number of shares beneficially owned by each person or group includes shares of common stock that such person or group had the right to acquire on or within 60 days after September 1, 2010, including, but not limited to, upon the exercise of options or the vesting of restricted stock. References to options in the footnotes of the table below include only options to purchase shares that were exercisable on or within 60 days after September 1, 2010.

For each individual and group included in the table below, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the shares of common stock outstanding on September 1, 2010 plus the number of shares of common stock that such person or group had the right to acquire on or within 60 days after September 1, 2010. Unless otherwise indicated in the accompanying footnotes, all of the shares of Great Wolf Resorts’ common stock listed below are owned directly, and the indicated person has sole voting and investment power. The address for each individual listed below is: c/o Great Wolf Resorts, Inc., 525 Junction Road, South Tower, Suite 6000, Madison, WI 53717.

	Shares Beneficially
Name of Beneficial Owner	Owned
Officers and Directors	Number		Percentage

Joseph V. Vittoria	77,567	(1)	*
Kimberly K. Schaefer	1,235,329	(2)	3.8%
Elan Blutinger	91,904	(3)	*
Randy L. Churchey	144,675	(4)	*
Edward H. Rensi	70,853	(1)	*
Howard A. Silver	84,660	(3)	*
Timothy D. Black	84,628	(5)
James A. Calder	400,680	(6)	1.2%
Alexander P. Lombardo	72,997	(7)	*
J. Michael Schroeder	94,848	(8)	*
All directors and executive officers as a group (10 persons)	2,358,141		7.2%

	Shares Beneficially
Name of Beneficial Owner	Owned
Officers and Directors	Number		Percentage

Beneficial Holders in Excess of 5%
Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94163	4,763,104	(9)	14.5%
AXA Financial, Inc 1290 Avenue of the Americas New York, NY 10104	3,144,894	(10)	9.6%
Baron Capital Group, Inc. 767 Fifth Avenue, 49th Floor New York, NY 10153	3,060,000	(11)	9.3%
Dimensional Fund Advisors, LP, 6300 Bee Cave Road, Austin, TX 78746	2,630,979	(12)	8.0%
Prescott Group Capital Management, LLC, 1924 South Utica, Suite 1120, Tulsa, OK 74104-6529	2,036,634	(13)	6.2%

*	Less than one percent of the outstanding shares of common stock.

(1)	Includes (a) 7,500 shares issuable upon the exercise of vested options granted under Great Wolf Resorts’ 2004 Incentive Stock Plan and (b) 38,824 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.

(2)	Includes (a) 33,009 shares held jointly with Ms. Schaefer’s spouse, (b) 100,000 shares issuable upon the exercise of vested options granted under Great Wolf Resorts’ 2004 Incentive Stock Plan and (c) 510,777 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.

(3)	Includes (a) 12,500 shares issuable upon the exercise of vested options granted under Great Wolf Resorts’ 2004 Incentive Stock Plan and (b) 38,824 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.

(4)	Includes (a) 12,500 shares issuable upon the exercise of vested options granted under Great Wolf Resorts’ 2004 Incentive Stock Plan and (b) 37,084 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.

(5)	Includes (a) 1,000 shares issuable upon exercise of vested options granted under Great Wolf Resorts’ 2004 Incentive Stock Plan and (b) 73,144 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.

(6)	Includes (a) 100,000 shares issuable upon the exercise of vested options granted under Great Wolf Resorts’ 2004 Incentive Stock Plan and (b) 202,168 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan. In addition, Great Wolf Resorts’ deferred compensation plan holds 11,765 shares to pay obligations owed to Mr. Calder pursuant to that plan.

(7)	Includes (a) 40,000 shares issuable upon the exercise of vested options granted under Great Wolf Resorts’ 2004 Incentive Stock Plan and (b) 21,000 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.

(8)	Includes (a) 75,000 shares issuable upon the exercise of vested options granted under Great Wolf Resorts’ 2004 Incentive Stock Plan and (b) 15,000 unvested shares of restricted stock granted under Great Wolf Resorts’ 2004 Incentive Stock Plan.

(9)	Based solely upon information provided in a Schedule 13-G filed with the SEC on January 22, 2010. Wells Fargo & Company owns beneficially in the aggregate 4,763,104 shares of common stock, of which it has sole voting and dispositive power with respect to 3,240,310 and 4,763,104, respectively.

(10)	Based solely upon information provided in a Schedule 13-G filed with the SEC on February 12, 2010. AXA Financial, Inc owns beneficially in the aggregate 3,144,894 shares of common stock, of which it has sole voting and dispositive power with respect to 2,850,844 and 3,144,894, respectively.

(11)	Based solely upon information provided in a Schedule 13-G filed with the SEC on February 3, 2010. Baron Capital Group, Inc. (“BCG”) owns beneficially in the aggregate 3,060,000 shares of common stock, of which it has sole voting and dispositive power with respect to none of such shares and shared voting and dispositive power over 3,060,000 shares. BCG is a parent holding company of BAMCO, Inc. (“BAMCO”), a registered investment advisor. Ronald Baron (“Baron”) owns a controlling interest in

BCG. BAMCO and Baron beneficially own 3,060,000 and 3,060,000, respectively, shares of common stock, of which they have sole voting and dispositive power with respect to none of such shares and shared voting power and dispositive power of 3,060,000 shares.

(12)	Based solely upon information provided in a Schedule 13-G filed with the SEC on February 8, 2010. Dimensional Fund Advisors LP owns beneficially in the aggregate 2,630,979 shares of common stock, of which it has sole voting and dispositive power with respect to 2,588,199 and 2,630,979, respectively.

(13)	Based solely upon information provided in a Schedule 13-G filed with the SEC on February 12, 2010. Prescott Group Capital Management, LLC owns beneficially in the aggregate 2,036,634 shares of common stock, of which it has sole voting and dispositive power with respect to 2,036,634.

RELATED PERSON TRANSACTIONS

In accordance with our Code of Business Conduct and Ethics, all related party transactions known to us are subject to review and approval of our Audit Committee. Since January 1, 2009, we have not been a party to, and we have no plans to be a party to, any transaction or series of similar transactions in which the amount involved exceeded or will exceed $120,000 and in which any current director, executive officer, holder of more than 5% of our capital stock, or any member of the immediate family of any of the foregoing, had or will have a direct or indirect material interest, other than in connection with the transactions described below:

•	We rent office space for our headquarters location in Madison, Wisconsin from a company that is an affiliate of Steven Hovde, who was a member of our Board of Directors through April 23, 2009 and a principal of Hovde Capital Advisors, LLC, a holder of more than 5% of our common stock through May 27, 2009. For 2009, our total payments for rent and related expenses for this office space were approximately $353,000.

DESCRIPTION OF OTHER INDEBTEDNESS

For a description of Great Wolf Resorts’ and our existing indebtedness, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

THE EXCHANGE OFFER

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our initial notes.

The exchange notes that we propose to issue in this exchange offer will be substantially identical to our initial notes except that, unlike our initial notes, the exchange notes will have no transfer restrictions or registration rights. You should read the description of the exchange notes in the section in this prospectus entitled “Description of the Notes.”

We reserve the right in our sole discretion to purchase or make offers for any initial notes that remain outstanding following the expiration or termination of this exchange offer and, to the extent permitted by applicable law, to purchase initial notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of this exchange offer.

Expiration Date; Extensions; Amendments; Termination

This exchange offer will expire at 5:00 p.m., New York City time, on          , 2010, unless we extend it in our reasonable discretion. The expiration date of this exchange offer will be at least 20 business days after the commencement of the exchange offer in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934.

We expressly reserve the right to delay acceptance of any initial notes, extend or terminate this exchange offer and not accept any initial notes that we have not previously accepted if any of the conditions described below under “— Conditions to the Exchange Offer” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the initial notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise.

We also expressly reserve the right to amend the terms of this exchange offer in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our initial notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of this exchange offer could include a change in the timing of the exchange offer, a change in the exchange agent and other similar changes in the terms of this exchange offer. If we make any material change to this exchange offer, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of initial notes. In addition, we will extend this exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if the exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of this exchange offer.

Procedures for Tendering Initial Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your initial notes in this exchange offer, you must use one of the three alternative procedures described below:

(1) Regular delivery procedure:  Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the initial notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2) Book-entry delivery procedure:  Send a timely confirmation of a book-entry transfer of your initial notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company in accordance with the procedures for book-entry transfer described under “— Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3) Guaranteed delivery procedure:  If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “— Guaranteed Delivery Procedure” below.

The method of delivery of the initial notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or initial notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your initial notes on your behalf.

Only a holder of initial notes may tender initial notes in this exchange offer. A holder is any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of initial notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you must contact that registered holder promptly and instruct that registered holder to tender your notes on your behalf. If you wish to tender your initial notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your initial notes, either make appropriate arrangements to register the ownership of these notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1) a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

(2) a commercial bank or trust company having an office or correspondent in the United States, or

(3) an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the initial notes are tendered:

(4) by a registered holder or by a participant in The Depository Trust Company whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at The Depository Trust Company, or

(5) for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

If the letter of transmittal or any bond powers are signed by:

(1) the recordholder(s) of the initial notes tendered: the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever.

(2) a participant in The Depository Trust Company: the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

(3) a person other than the registered holder of any initial notes: these initial notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the initial notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the initial notes.

(4) trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your initial notes in this exchange offer, you must make the following representations:

(1) you are authorized to tender, sell, assign and transfer the initial notes tendered and to acquire exchange notes issuable upon the exchange of such tendered initial notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us,

(2) any exchange notes acquired by you pursuant to the exchange offer are being acquired in the ordinary course of business, whether or not you are the holder,

(3) you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has an arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act,

(4) you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable,

(5) if you are not a broker-dealer, you represent that you are not engaging in, and do not intend to engage in, a distribution of exchange notes, and

(6) if you are a broker-dealer that will receive exchange notes for your own account in exchange for initial notes, you represent that the initial notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered initial notes by the issuers and the issuance of exchange notes in exchange therefor shall constitute performance in full by the issuers of its obligations under the registration rights agreement relating to the initial notes.

To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in The Depository Trust Company’s systems may make book-entry deliveries of initial notes by causing The Depository Trust Company to transfer these initial notes into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedures for transfer. To effectively tender notes through The Depository Trust Company, the financial institution that is a participant in The Depository Trust Company will electronically transmit its acceptance through the Automatic Tender Offer Program. The Depository Trust Company will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by The Depository Trust Company to the exchange agent stating that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the notes that this participation has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the initial notes at The Depository Trust Company for purposes of the exchange offer within two business days after the date of this prospectus.

A delivery of initial notes through a book-entry transfer into the exchange agent’s account at The Depository Trust Company will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “— Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of initial notes and desire to tender your notes, and (1) these notes are not immediately available, (2) time will not permit your notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in this exchange offer if:

(1) you tender through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act,

(2) on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the initial notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the initial notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent, and

(3) the certificates for all your tendered initial notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes

Your tender of initial notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your initial notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of this exchange offer or irregularities or defects in tender as to particular notes with the exception of conditions to this exchange offer relating to the obligations of broker dealers, which we will not waive. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of initial notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any initial notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offer are satisfied or waived on the expiration date, we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “— Conditions to the Exchange Offer” below. For purposes of this exchange offer, initial notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered initial notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of initial notes into the exchange agent’s account at The Depository Trust Company with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered initial notes are not accepted for any reason provided by the terms and conditions of this exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder, or, in the case of initial notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offer.

By tendering into this exchange offer, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the notes tendered. This proxy will be considered coupled with an interest in the tendered notes. This appointment will be effective only when, and to the extent that we accept your notes in this exchange offer. All prior proxies on these notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The initial notes will be validly tendered only if we are able to exercise full voting rights on the notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of initial notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “— Exchange Agent” and before acceptance of your tendered notes for exchange by us.

Any notice of withdrawal must:

(1) specify the name of the person having tendered the initial notes to be withdrawn,

(2) identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes,

(3) be signed by the person having tendered the initial notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the initial notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender,

(4) specify the name in which any of these initial notes are to be registered, if this name is different from that of the person having tendered the initial notes to be withdrawn, and

(5) if applicable because the initial notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at The Depository Trust Company to be credited, if different than that of the person having tendered the initial notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Initial notes that are withdrawn will be deemed not to have been validly tendered for exchange in this exchange offer.

The exchange agent will return without cost to their holders all initial notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of this exchange offer.

You may retender properly withdrawn initial notes in this exchange offer by following one of the procedures described under “— Procedures for Tendering Initial Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offer

We will complete this exchange offer only if:

(1) there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with this exchange offer,

(2) there is no change in the current interpretation of the staff of the Commission which permits resales of the exchange notes,

(3) there is no stop order issued by the Commission which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

(4) there is no litigation or threatened litigation which would impair our ability to proceed with this exchange offer, and

(5) we obtain all the governmental approvals we deem necessary to complete this exchange offer.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offer must be satisfied or waived before the expiration of this exchange offer. If we waive a condition to this exchange offer, the waiver will be applied equally to all note holders. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate this exchange offer because any of these conditions is not satisfied, we may:

(1) refuse to accept and return to their holders any initial notes that have been tendered,

(2) extend the exchange offer and retain all notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders, or

(3) waive any condition that has not been satisfied and accept all properly tendered notes that have not been withdrawn or otherwise amend the terms of this exchange offer in any respect as provided under the section in this prospectus entitled “— Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the initial notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the exchange offer and the unamortized expenses related to the issuance of the exchange notes over the term of the exchange notes.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent for this exchange offer. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By mail:

U.S. Bank National Association
Corporate Trust Services
40 Pearly Street, NW, Suite 838
Grand Rapids, MI 49503
Attn: Specialized Finance

By hand/overnight delivery:

U.S. Bank National Association
Corporate Trust Services
40 Pearly Street, NW, Suite 838
Grand Rapids, MI 49503
Attn: Specialized Finance

Facsimile Transmission: (616) 459-3561
Confirm by Telephone: (800) 934-6802

Fees and Expenses

We will bear the expenses of soliciting tenders in this exchange offer, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of this exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with this exchange offer. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of initial notes in accordance with this exchange offer. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1) certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered,

(2) tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal, or

(3) a transfer tax is payable for any reason other than the exchange of the initial notes in this exchange offer.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offer Will Have Adverse Consequences

The initial notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your initial notes for exchange notes in accordance with this exchange offer, or if you do not properly tender your initial notes in this exchange offer, you will not be able to resell, offer to resell or otherwise transfer the initial notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the initial notes under the Securities Act. You will not be able to require us to register your initial notes under the Securities Act unless:

(1) The exchange offer is not permitted by applicable law or SEC policy;

(2) The exchange offer is not consummated within 270 days after the closing date of the offering of the initial notes;

(3) You are prohibited by applicable law or SEC policy from participating in the exchange offer;

(4) You are not eligible to participate in the exchange offer by law or SEC policy;

(5) You may not resell the exchange notes you acquire in the exchange offer to the public without delivering a prospectus and that the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by you; or

(6) You are a broker-dealer and hold initial notes acquired directly from us or one of our affiliates.

In which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the initial notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any notes that remain outstanding after completion of the exchange offer.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for initial notes, where such initial notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description: (1) the word “Company” refers only to GWR Operating Partnership, L.L.L.P. and not to any of its Subsidiaries, (2) the words “Great Wolf Finance” refer only to Great Wolf Finance Corp. and not to any of its Subsidiaries, (3) the word “Issuers” refers collectively to the Company and Great Wolf Finance and not to any of their respective Subsidiaries.

The Issuers issued the initial notes and will issue the exchange notes under the indenture dated as of April 7, 2010 (the “Indenture”), among themselves, the guarantors named therein (the “Guarantors”) and U.S. Bank National Association, as trustee (the “Trustee”). The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”). The term “Notes” means all notes issued under the Indenture, including the initial notes, the exchange notes and any Additional Notes.

The following description is a summary of the material provisions of the Indenture and the Collateral Documents. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Collateral Documents because they, and not this description, define your rights as holders of the notes. Copies of the Indenture and the Collateral Documents are available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the Indenture and the Collateral Documents.

The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Brief Description of the Notes and the Note Guarantees

The Issuers

The Company is a limited liability limited partnership formed by Great Wolf Resorts. Great Wolf Resorts is the limited partner of the Company and the general partner of the Company is a wholly owned Subsidiary of Great Wolf Resorts that Great Wolf Resorts formed for that purpose. All of the Company’s partnership interests are directly and indirectly owned by Great Wolf Resorts.

Great Wolf Finance is a wholly owned Subsidiary of the Company and was formed as a corporate co-issuer of the Notes in order to facilitate the initial notes offering. We believe that certain prospective investors in the Notes may be restricted in their ability to purchase debt securities of limited liability limited partnerships, such as the Company, unless the debt securities are jointly issued by a corporation. Great Wolf Finance does not have any operations or material assets and does not have any revenues. See “— Restrictions on Activities of Great Wolf Finance.” As a result, investors in the Notes should not expect Great Wolf Finance to participate in servicing principal, interest or other amounts required to be paid on the Notes.

The Notes

The Notes:

•	are general obligations of the Issuers;

•	rank pari passu in right of payment to all existing and future senior Indebtedness of the Issuers;

•	are senior in right of payment to any existing and future subordinated Indebtedness of the Issuers;

•	are unconditionally guaranteed by the Parent Guarantors and the Subsidiary Guarantors and the guarantees by certain Subsidiary Guarantors are secured by assets of such Subsidiary Guarantors;

•	are structurally subordinated to all existing and future liabilities of those Subsidiaries of the Issuers that do not guarantee the Notes; and

•	are not secured by any assets of the Issuers.

The Note Guarantees

The Notes are fully and unconditionally guaranteed on a joint and several basis by the Guarantors. Each Note Guarantee of a Parent Guarantor is a general unsecured obligation of the Parent Guarantor. Each Note Guarantee of a Subsidiary Guarantor other than a Principal Property Subsidiary is a general unsecured or secured obligation, as applicable, of the Subsidiary Guarantor.

The Note Guarantee of each Principal Property Subsidiary is secured by a security interest in the Collateral, as described in more detail under “— Security.” Each secured Note Guarantee:

•	ranks pari passu in right of payment with all existing and future senior Indebtedness of that Subsidiary Guarantor;

•	is effectively senior to all existing and future senior unsecured Indebtedness of that Subsidiary Guarantor, to the extent of the value of the Collateral securing such Note Guarantee; and

•	is senior in right of payment to any existing and future subordinated Indebtedness of that Subsidiary Guarantor.

Each unsecured Note Guarantee:

•	ranks pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor;

•	is senior in right of payment to any existing and future subordinated Indebtedness of that Guarantor; and

•	is effectively junior in right of payment with all existing and future secured Indebtedness of that Guarantor to the extent of the value of the assets securing such Indebtedness.

See “— Security” below for a description of certain assets that will secure certain Note Guarantees.

Not all of the Company’s Subsidiaries guarantee the Notes. The Company’s Subsidiaries that own the Concord, Traverse City, Kansas City, Pocono Mountains and Sheboygan resorts and the Company’s Subsidiary that owns a 49% equity interest in the Grand Mound (Chehalis) resort do not guarantee the Notes or provide any security for the Notes. See “Prospectus Summary — Capital Structure.” Additionally, certain direct and indirect immaterial Subsidiaries of the Company do not guarantee the Notes. As a result, the Notes are structurally subordinated to all existing and future liabilities and preferred stock of the direct and indirect Subsidiaries of the Company that do not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us.

As of June 30, 2010, we had consolidated assets of $805.9 million and consolidated total liabilities of $611.3 million, and the non-guarantor subsidiaries would have had total assets of $529.9 million and total liabilities of $390.1 million.

For the year ended December 31, 2009, we had:

•	consolidated total revenues of $264.0 million, and the non-guarantor subsidiaries had total revenues of $115.5 million;

•	consolidated total operating loss of $(24.5) million, and the non-guarantor subsidiaries had total operating loss of $(31.0) million;

•	consolidated net loss attributable to Great Wolf Resorts, Inc. of $(58.5) million, and the non-guarantor subsidiaries had total net loss of $(46.1) million; and

•	consolidated Adjusted EBITDA of $66.0 million, and the non-guarantor subsidiaries had Adjusted EBITDA of $25.7 million.

For the six months ended June 30, 2010, we had:

•	consolidated total revenues of $139.1 million, and the non-guarantor subsidiaries had total revenues of $64.7 million;

•	consolidated total operating income of $0.2 million, and the non-guarantor subsidiaries had total operating income of $2.2 million;

•	consolidated net loss attributable to Great Wolf Resorts, Inc. of $(20.8) million, and the non-guarantor subsidiaries had total net loss of $(6.0) million; and

•	consolidated Adjusted EBITDA of $32.0 million, and the non-guarantor subsidiaries had Adjusted EBITDA of $14.9 million.

See “Risk Factors — Risks Related to our Capital Structure and this Offering — Your right to receive payments on the Notes is structurally subordinated to the rights of our non-guarantor subsidiaries’ existing and future creditors and holders of those subsidiaries’ preferred stock.”

The operations of the Company are conducted through its Subsidiaries, and, therefore, the Company depends on the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Subsidiaries holding the Concord, Traverse City, Kansas City and Pocono Mountains resorts have indebtedness that may impose lock-box arrangements if compliance with certain financial tests is not maintained by the relevant Subsidiary. See “Risk Factors — Risks Related to our Capital Structure and this Offering — We may be unable to generate sufficient cash and, as a holding company, may not have access to the cash flow and other assets of our subsidiaries to service all of our indebtedness, including the Notes, and we may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.”

As of the date of the Indenture, all of our Subsidiaries were “Restricted Subsidiaries,” except for certain Subsidiaries that we have formed for the purpose of investing in, or conducting development activities with respect to, the Foxwoods Joint Venture. However, under the circumstances described below under the caption “— Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate certain of our Subsidiaries as “Unrestricted Subsidiaries.” The Company’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture. Any Unrestricted Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

The Issuers issued $230.0 million in aggregate principal amount of Notes in the initial notes offering. The Issuers may issue Additional Notes under the Indenture from time to time. Any issuance of Additional Notes is subject to all of the covenants in the Indenture, including the covenant described below under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.” The Notes and any Additional Notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Except where specifically indicated, references to the “Notes” also include the Additional Notes. It is possible, however, that any such Additional Notes will not be treated as part of the same issue for United States federal income tax purposes and may therefore bear a legend regarding the tax treatment of such Additional Notes. The Company will issue Notes in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. The Notes mature on April 1, 2017.

Interest on the Notes will accrue at the rate of 10.875% per annum and will be payable semi-annually in arrears on April 1 and October 1, commencing on October 1, 2010. Interest on overdue principal and interest and Special Interest, if any, will accrue at a rate equal to the then applicable interest rate on the Notes. The Company will make each interest payment to the holders of record on the immediately preceding March 15 and September 15.

Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder of Notes has given wire transfer instructions to the Issuers, the Issuers will pay all principal of, premium on, if any, interest and Special Interest, if any, on, that holder’s Notes in accordance with those instructions. All other payments on the Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Issuers elect to make interest payments by check mailed to the Noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. The Issuers may change the paying agent or registrar without prior notice to the holders of the Notes, and either Issuer or any of the Company’s Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the Indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders will be required to pay all taxes due on transfer. The Issuers will not be required to transfer or exchange any Note selected for redemption. Also, the Issuers will not be required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Note Guarantees

The Notes are fully and unconditionally guaranteed by each of the Guarantors. These Note Guarantees are joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee is limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to our Capital Structure and this Offering — Federal and state statutes allow courts, under specific circumstances, to void the Notes and the guarantees and may require holders of the Notes to return payments received in respect of the Notes and the guarantees.” The Guarantors have entered into a customary contribution agreement with respect to their liabilities under the Note Guarantees, which agreement is contained in the indenture.

A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person, other than the Company or another Subsidiary Guarantor, unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2) either:

(a) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Subsidiary Guarantor under its Note Guarantee, the indenture and the Collateral Documents pursuant to a supplemental indenture and appropriate Collateral Documents satisfactory to the trustee; or

(b) such sale or other disposition is otherwise permitted by the applicable provisions of the Indenture, including, without limitation, the covenant described under “Collateral Asset Sale” and “Non-Collateral Asset Sale.”

The Note Guarantee of a Subsidiary Guarantor will be released:

(1) in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Collateral Asset Sale” or “Non-Collateral Asset Sale” provisions of the indenture;

(2) in connection with any sale or other disposition of Capital Stock of that Subsidiary Guarantor to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate the “Collateral Asset Sale” or “Non-Collateral Asset Sale” provisions of the indenture and the Subsidiary Guarantor ceases to be a Restricted Subsidiary of the Company as a result of the sale or other disposition;

(3) if the Company designates any Restricted Subsidiary that is a Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

(4) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge.”

See “— Repurchase at the Option of Holders — Collateral Asset Sales” and “— Repurchase at the Option of Holders — Non-Collateral Asset Sales.”

Security

The Note Guarantees from the Principal Property Subsidiaries are secured by a first priority mortgage on, and a perfected first priority security interest in, each of the Principal Properties and certain other existing and future assets of the Principal Property Subsidiaries, other than Excluded Assets and subject to Permitted Collateral Liens, and provided that perfection in the personal property security interests can only be assured in instances where perfection can be achieved by the filing of UCC financing statements. Principal Properties may only be held by a Principal Property Subsidiary that is a Subsidiary Guarantor.

The Note Guarantees are secured only by the foregoing Collateral and the Notes are not secured by any other assets of the Issuers, the Parent Guarantors or any of the Company’s other Subsidiaries. Furthermore, the Notes and the Note Guarantees are not secured by a pledge of any Equity Interests of the Issuers or any of the Company’s Subsidiaries or intercompany debt obligations. The Company’s Subsidiaries that own the Concord, Traverse City, Kansas City, Pocono Mountains and Sheboygan resorts and the Company’s Subsidiary that owns a 49% equity interest in the Grand Mound (Chehalis) resort do not guarantee the Notes or provide any security for the Notes. See “Prospectus Summary — Capital Structure.” Additionally, certain direct and indirect immaterial Subsidiaries of the Company do not guarantee the Notes. As a result, the Notes are structurally subordinated to all existing and future liabilities of the direct and indirect Subsidiaries of the Company that do not guarantee the Notes.

The Collateral securing the Note Guarantees will be pledged in favor of either the trustee or a collateral agent appointed under the Indenture.

Sufficiency of Collateral

In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full the obligations under the Notes. The amount to be received upon such a sale would be dependent on numerous factors, including but not limited to the timing and the manner of the sale. In addition, there can be no assurance that the Collateral can be sold in a short period of time in an orderly manner. The Notes and the Note Guarantees are not secured by a pledge of any Equity Interests of the Issuers or any of their Subsidiaries or of any intercompany debt obligations. A significant portion of the Collateral includes assets or properties that may only be usable, and thus retain value, as part of the operations of one or more of the Subsidiary Guarantors. Accordingly, any such sale of such Collateral separate from the sale of the operation of one or more of the Subsidiary Guarantors may not be feasible or of significant value.

Possession and Use of the Collateral

Subject to and in accordance with the provisions of the Collateral Documents and the indenture, so long as the Collateral Agent, the trustee and the holders of Notes have not exercised their rights with respect to the Collateral upon the occurrence and during the continuance of an Event of Default, the Issuers and the Subsidiary Guarantors will have the right to remain in possession and retain exclusive control of the Collateral, to operate the Collateral, to alter or repair the Collateral and to collect, invest and dispose of any income therefrom.

Release of Collateral

The Subsidiary Guarantors that are pledging their assets as Collateral are entitled to the releases of the assets and properties included in the Collateral from the Liens securing the Note Guarantees under any one or more of the following circumstances:

(1) to enable the disposition of certain assets and properties to the extent permitted under the covenants described under “— Repurchase at the Option of Holders — Collateral Asset Sales” and “— Repurchase at the Option of Holders — Events of Loss”;

(2) as described under “— Amendment, Supplement and Waiver”;

(3) as to any asset that becomes an Excluded Asset; and

(4) as provided in the Collateral Documents.

The security interests in all the Collateral securing the Note Guarantees will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including Special Interest, if any) on, the Notes and all other obligations under the indenture, the Subsidiary Guarantees and the Collateral Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including Special Interest, if any), is paid or (ii) a legal defeasance or covenant defeasance under the indenture or a discharge of the indenture, each as described under “— Legal Defeasance and Covenant Defeasance.” In addition, upon such payment in full and at the request of the Issuers or any Guarantors, in lieu of releasing the liens created by any mortgages securing the Note Guarantees, the trustee or collateral agent will, to the extent necessary to facilitate future savings of mortgage tax in states that impose mortgage taxes, assign such liens to the applicable Guarantor’s new lender(s).

The ability of the collateral agent to foreclose upon the Collateral is limited by applicable bankruptcy laws. See “Risk Factors — Risks Related to the Notes and this Offering — The trustee under the indenture may be unable to foreclose on the collateral or exercise associated rights and pay holders any amount due on the Notes.

Compliance with Trust Indenture Act

The Issuers will otherwise comply with the provisions of TIA § 314.

To the extent applicable, the Issuers will cause TIA § 313(b), relating to reports, and TIA § 314(d), relating to the release of property or securities or relating to the substitution therefor of any property or securities to be subjected to the Lien of the security documents, to be complied with. Any certificate or opinion required by TIA § 314(d) may be made by an officer of the Company except in cases where TIA § 314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert selected or reasonably satisfactory to the trustee.

Notwithstanding anything to the contrary in the preceding paragraph, the Issuers will not be required to comply with all or any portion of TIA § 314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA § 314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA § 314(d) is inapplicable to one or a series of released Collateral.

In addition, and without limiting the generality of the foregoing, the Principal Property Subsidiaries may, among other things, without any release or consent by the trustee, but otherwise in compliance with the covenants of the Indenture and the Collateral Documents, conduct ordinary course activities with respect to the Collateral, including (i) selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Collateral Documents which has become worn out, defective or obsolete or not used or useful in the business; (ii) abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Collateral Documents; (iii) surrendering or modifying any franchise, license (other than a license for the relevant Principal Property Subsidiary to use the Great Wolf trade name or trademark) or permit subject to the Lien of the Indenture or any of the Collateral Documents which it may own or under which it may be operating; (iv) altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances; (v) granting a license of any intellectual property; (vi) selling, transferring or otherwise disposing of inventory in the ordinary course of business; (vii) collecting accounts receivable in the ordinary course of business or selling, liquidating, factoring or otherwise disposing of accounts receivable in the ordinary course of business; (viii) making cash payments (including for the repayment of Indebtedness or interest and in connection with the Company’s cash management activities) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture and the Collateral Documents; and (ix) abandoning any intellectual property which is no longer used or useful in the Company’s business. The Company must deliver to the trustee within 30 calendar days following the end of each fiscal year (or such later date as the trustee shall agree), an officers’ certificate to the effect that all releases and withdrawals during the preceding fiscal year (or since the date of the Indenture, in the case of the first such certificate) in which no release or consent of the trustee was obtained in the ordinary course of the Issuers’ and Principal Property Subsidiaries’ business were not prohibited by the Indenture.

Optional Redemption

At any time prior to April 1, 2013, the Issuers may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture (including any Additional Notes but not including any exchange notes issued pursuant to the registration rights agreement), upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 110.875% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Special Interest, if any, to, but not including the date of redemption (subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date), with the net cash proceeds of an Equity Offering by Great Wolf Resorts that are contributed to the Company; provided that:

(1) at least 50% of the aggregate principal amount of Notes originally issued under the Indenture (including any Additional Notes, but excluding any exchange notes issued pursuant to the registration rights agreement) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 60 days of the date of the closing of such Equity Offering.

At any time prior to April 1, 2014, the Issuers may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Special Interest, if any, to, but not including, the date of redemption (the “Make-Whole Redemption Date”), subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date.

“Applicable Premium” means, with respect to any Note on any Make-Whole Redemption Date, the greater of:

(1) 1.0% of the principal amount of the Note; or

(2) the excess of:

(a) the present value at such Make-Whole Redemption Date of (i) the redemption price of the Note at April 1, 2014, (such redemption price being set forth in the table appearing above under the caption “— Optional Redemption”) plus (ii) all required interest payments due on the Note through April 1, 2014, (excluding accrued but unpaid interest to, but not including, the Make-Whole Redemption Date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b) the principal amount of the Note.

Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Issuer’s option prior to April 1, 2014.

On or after April 1, 2014, the Issuers may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest and Special Interest, if any, on the Notes redeemed, to, but not including, the applicable date of redemption, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2014	105.438%
2015	102.719%
2016 and thereafter	100.000%

Unless the Issuers default in the payment of the redemption price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable redemption date.

Mandatory Redemption

The Issuers are not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of Notes will have the right to require the Issuers to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that holder’s Notes pursuant to a Change of Control Offer on the terms set forth in the Indenture. In the Change of Control Offer, the Issuers will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of Notes repurchased, plus accrued and unpaid interest and Special Interest, if any, on the Notes repurchased to, but not including, the date of purchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the Indenture and described in such notice. The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the Indenture by virtue of such compliance.

On the Change of Control Payment Date, the Issuers will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the trustee the Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuers.

The paying agent will promptly pay to each holder of Notes properly tendered the Change of Control Payment for such Notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any.

The provisions described above that require the Issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Issuers repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at or prior to the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption “— Optional Redemption,” unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase its Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Collateral Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate a sale of a Principal Property other than a Collateral Asset Sale. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale of any Collateral, unless:

(1) The asset or property sold, leased, conveyed or otherwise disposed of is a Non-Core Collateral Asset;

(2) the Company or the applicable Principal Property Subsidiary, as the case may be, receives consideration at the time of the Collateral Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Collateral Asset Sale) of the assets sold or otherwise disposed of; and

(3) at least 75% of the consideration received in the Collateral Asset Sale by the Company or such Principal Property Subsidiary is in the form of cash or Cash Equivalents.

Within 365 days after the receipt of any Net Proceeds from a Collateral Asset Sale, the Company (or the applicable Principal Property Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to purchase Additional Collateral Assets;

(2) to make capital expenditures at any of the Principal Properties that will become Additional Collateral Assets; or

(3) to repurchase a portion of the Notes otherwise in accordance with the provisions of the Indenture.

Pending their application, all Net Proceeds from a Collateral Asset Sale will be invested in Cash Equivalents. Such Cash Equivalents will be held in an account in which the trustee will be granted a perfected first priority security interest for the benefit of the holders of the Notes; provided that unless the aggregate of

Net Proceeds from Collateral Asset Sales and Net Loss Proceeds equals or exceeds $2.5 million outstanding at any one time, such proceeds shall not be required to be held in such an account. These Net Proceeds may be used by the Company (or the applicable Principal Property Subsidiary, as the case may be) to pay for or reimburse the Company (or the applicable Principal Property Subsidiary, as the case may be) for either (i) the actual cost of a permitted use of Net Proceeds as provided above, or (ii) the Collateral Asset Sale Offer, pursuant to the terms of the Collateral Documents. The Company (or the applicable Principal Property Subsidiary, as the case may be) will grant to the trustee, on behalf of the holders of the Notes, a perfected first priority security interest on any property or assets (subject to Permitted Collateral Liens) purchased with such Net Proceeds on the terms set forth in the Indenture and the Collateral Documents.

Any Net Proceeds from Collateral Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Collateral Excess Proceeds.” When the aggregate amount of Collateral Excess Proceeds exceeds $10.0 million, within ten Business Days thereof, the Company will make an offer (a “Collateral Asset Sale Offer”) to all holders of Notes to purchase, prepay or redeem the maximum principal amount of Notes, together with any accrued and unpaid interest thereon and Special Interest, if any, that may be purchased with such Collateral Excess Proceeds. If the Company makes a Collateral Asset Sale Offer prior to the 365-day deadline specified in the second paragraph of this covenant with respect to any Net Proceeds from a Collateral Asset Sale, the Company’s obligations with respect to such Net Proceeds under this covenant shall be deemed satisfied after completion of such Collateral Asset Sale Offer. The offer price in any Collateral Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to, but not including, the date of repurchase, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Collateral Excess Proceeds remain after consummation of a Collateral Asset Sale Offer, the Company may use those Collateral Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes tendered in such Collateral Asset Sale Offer exceeds the amount of Collateral Excess Proceeds, the trustee will select the Notes to be purchased on a pro rata basis, based on the amounts tendered (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased). Upon completion of each Collateral Asset Sale Offer, the amount of Collateral Excess Proceeds will be reset at zero.

Non-Collateral Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate a Non-Collateral Asset Sale unless:

(1) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Non-Collateral Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2) at least 75% of the consideration received in the Non-Collateral Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a) any liabilities, as shown on the Company’s most recent consolidated balance sheet, of the Company or any of its Restricted Subsidiaries, including those that are transferred with a Subsidiary (in the case of a Subsidiary that is disposed of in an Asset Sale) (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are (i) assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases the Company or such Restricted Subsidiary from or indemnifies against further liability or (ii) transferred with a Subsidiary in such Asset Sale and with respect to which neither the Company nor any of its Restricted Subsidiaries are liable following such transfer;

(b) any securities, Notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents, to the extent of the cash or Cash Equivalents received in that conversion within 180 days following the closing of such Non-Collateral Asset Sale;

(c) any Designated Noncash Consideration received by the Company or such Restricted Subsidiary in such Non-Collateral Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (i) $20.0 million and (ii) 5.0% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the Fair Market Value of each item of Designated Noncash Consideration received pursuant to this clause (c) being measured at the time received and without giving effect to subsequent changes in value); and

(d) any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant.

Notwithstanding the foregoing, the Parent Guarantors and the Company will not, and the Company will not permit its Subsidiaries to, issue, sell, convey or otherwise transfer any of the Equity Interests in any of the Principal Property Subsidiaries.

Within 365 days after the receipt of any Net Proceeds from a Non-Collateral Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds:

(1) to prepay permanently, repay permanently or repurchase and retire or cancel any senior Indebtedness (including the Notes, other Indebtedness that is pari passu in right of payment with the Notes and the Note Guarantees or Indebtedness under any Credit Facility) and permanently reduce commitments with respect thereof;

(2) to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3) to make a capital expenditure;

(4) to acquire other assets, including Permitted Investments, that are not classified as current assets under GAAP and that are used or useful in a Permitted Business; or

(5) to repurchase a portion of the Notes otherwise in accordance with the provisions of the Indenture.

Pending the final application of any Net Proceeds, the Company (or the applicable Restricted Subsidiary) may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Non-Collateral Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute “Non-Collateral Excess Proceeds”; provided that if during such 365-day period the Company or a Restricted Subsidiary enters into a definitive binding agreement committing it to apply such Net Proceeds in accordance with the requirements of clause (2) of the immediately preceding paragraph after such 365th day, such 365-day period will be extended with respect to the amount of Net Proceeds so committed until such Net Proceeds are required to be applied in accordance with such agreement (but such extension will in no event be for a period longer than 180 days) (or, if earlier, the date of termination of such agreement). When the aggregate amount of Non-Collateral Excess Proceeds exceeds $10.0 million, within 30 days thereof, the Company will make an offer (a “Non-Collateral Asset Sale Offer”) to all holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem the maximum principal amount of Notes and such other pari passu Indebtedness (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Non-Collateral Excess Proceeds. If the Company makes a Non-Collateral Asset Sale Offer prior to the 365-day deadline specified in the second paragraph of this covenant with respect to any Net Proceeds from a Non-Collateral Asset Sale, the Company’s obligations with respect to such Net Proceeds under this covenant shall be deemed satisfied after completion of such Non-Collateral Asset

Sale Offer. The offer price in any Non-Collateral Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest and Special Interest, if any, to, but not including, the date of purchase, prepayment or redemption, subject to the rights of holders of Notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Non-Collateral Excess Proceeds remain after consummation of a Non-Collateral Asset Sale Offer, the Company may use those Non-Collateral Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered in (or required to be prepaid or redeemed in connection with) such Non-Collateral Asset Sale Offer exceeds the amount of Non-Collateral Excess Proceeds, the trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis, based on the amounts tendered or required to be prepaid or redeemed (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $2,000, or an integral multiple of $1,000 in excess thereof, will be purchased). Upon completion of each Non-Collateral Asset Sale Offer, the amount of Non-Collateral Excess Proceeds will be reset at zero.

Events of Loss

In the case of an Event of Loss with respect to any Principal Property, the Company or the affected Principal Property Subsidiary, as the case may be, shall, within 365 days following the receipt of any Net Loss Proceeds received from such Event of Loss apply such Net Loss Proceeds to:

(1) rebuild, repair, replace or construct improvements to (or enter into a binding agreement to do so within 365 days after the execution of such agreement) the affected Principal Property (an “Acceptable Event of Loss Commitment”); provided that the Company or the affected Principal Property Subsidiary, as the case may be, shall be allowed, in the course of rebuilding, replacement or construction of improvements to make alterations not prohibited under the terms of the Indenture and the Collateral Documents;

(2) purchase Additional Collateral Assets;

(3) make capital expenditures at any of the Principal Properties that will become Additional Collateral Assets; or

(4) repurchase a portion of the Notes as set forth below,

provided that in the event any Acceptable Event of Loss Commitment is later cancelled or terminated for any reason before the Net Loss Proceeds are applied in connection therewith and the Company has not replaced such Acceptable Event of Loss Commitment with a substantially similar commitment within ten Business Days, or such Net Loss Proceeds are not actually so applied as specified in clause (1) above by the end of such one-year period, then such Net Loss Proceeds shall be applied to repurchase the Notes. If a repair, rebuilding, replacement or construction of improvements is made to the affected Principal Property before the Net Loss Proceeds are received, an amount of Net Loss Proceeds equal to the amount expended to make such repair, rebuilding, replacement or construction of improvements shall be deemed applied in accordance with clause (1) above. The Company or the affected Principal Property Subsidiary shall notify the trustee and collateral agent in writing within ten Business Days after the receipt of Net Loss Proceeds equal to or greater than $2.5 million.

Any Net Loss Proceeds that are not reinvested as provided in the first paragraph of this covenant will be deemed “Excess Loss Proceeds.” Within 30 days following the earlier of the date on which the aggregate amount of Excess Loss Proceeds exceeds $10.0 million the Company will make an offer (an “Event of Loss Offer”) to all holders of Notes to purchase the maximum principal amount of Notes that may be purchased out of the Excess Loss Proceeds. If the Company makes an Event of Loss Offer prior to the 365-day deadline specified in the second paragraph of this covenant with respect to any Net Loss Proceeds from an Event of Loss, the Company’s obligations with respect to such Net Loss Proceeds under this covenant shall be deemed satisfied after completion of such Event of Loss Offer. The offer price in any Event of Loss Offer will be 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest and Special Interest, if any, to, but not including, the date of purchase and will be payable in cash. If any Excess Loss Proceeds remain after consummation of an Event of Loss Offer, the applicable entity may use those Excess Loss Proceeds for any general corporate purpose not prohibited by the Indenture and the Collateral

Documents. If the aggregate principal amount of Notes tendered in such Event of Loss Offer exceeds the Excess Loss Proceeds, the trustee will select the Notes to be purchased as described below under the caption “— Selection and Notice.” Upon completion of each Event of Loss Offer, the amount of Excess Loss Proceeds will be reset at zero.

Pending their application, all Net Loss Proceeds will be invested in Cash Equivalents. Such Cash Equivalents will be held in an account in which the trustee will be granted a perfected first priority security interest for the benefit of the holders of the Notes; provided that unless the aggregate of Net Proceeds from Collateral Asset Sales and Net Loss Proceeds equals or exceeds $2.5 million outstanding at any one time, such proceeds shall not be required to be held in such an account. These funds and securities will be released to the Company (or the applicable Restricted Subsidiary, as the case may be) to pay for or reimburse the Company (or the applicable Restricted Subsidiary, as the case may be) for either (i) the actual cost of a permitted use of Net Loss Proceeds as provided above, or (ii) the Event of Loss Offer, pursuant to the terms of the Collateral Documents. The Company (or the applicable Principal Property Subsidiary, as the case may be) will grant to the trustee, on behalf of the holders of the Notes, a perfected first priority security interest (subject to Permitted Collateral Liens) on any property or assets rebuilt, repaired, replaced, constructed or purchased with such Net Loss Proceeds on the terms set forth in the Indenture and the Collateral Documents.

Compliance with Securities Laws

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Change of Control Offer, a Collateral Asset Sale Offer, a Non-Collateral Asset Sale Offer or an Event of Loss Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control, Collateral Asset Sale, Non-Collateral Asset Sale or Events of Loss provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control, Collateral Asset Sale, Non-Collateral Asset Sale or Events of Loss provisions of the Indenture by virtue of such compliance.

Restrictions on Repurchases of Notes

The agreements governing our existing or future Indebtedness may contain prohibitions of certain events, including events that would constitute a Change of Control, an Asset Sale or an Event of Loss and including repurchases of or other prepayments in respect of the Notes. The exercise by the holders of Notes of their right to require the Issuers to repurchase the Notes upon a Change of Control, an Asset Sale or an Event of Loss could cause a default under these other agreements, even if the Change of Control, Asset Sale or Event of Loss itself does not, due to the financial effect of such repurchases on the Issuers. In the event a Change of Control, Asset Sale or Event of Loss occurs at a time when the Issuers are prohibited from purchasing Notes, the Issuers could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuers do not obtain a consent or repay those borrowings, the Issuers will remain prohibited from purchasing Notes. In that case, the Issuers’ failure to purchase tendered Notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other indebtedness. Finally, the Company’s ability to pay cash to the holders of Notes upon a repurchase may be limited by the Company’s then existing financial resources. See “Risk Factors — Risks Related to the Notes — We may be unable to raise the funds necessary to finance the change of control offer required by the Indenture.”

Selection and Notice

If less than all of the Notes are to be redeemed at any time, the trustee will select Notes for redemption on a pro rata basis (or, in the case of Notes issued in global form as discussed under “— Book-Entry, Delivery and Form,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No Notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. Notices of redemption may not be conditional.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder of Notes upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of Notes called for redemption.

Certain Covenants

Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly-Owned Restricted Subsidiary, the Issuers or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company or the Parent Guarantors) any Equity Interests of the Company or the Parent Guarantors;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire, in each case prior to any scheduled repayment, sinking fund payment or the Stated Maturity thereof, for value any Subordinated Indebtedness other than (x) Indebtedness permitted under clause (6) of the second paragraph of the covenant described under “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (y) the purchase, repurchase or other acquisition of Subordinated Indebtedness of the Company or any Restricted Subsidiary purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(4) make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(1) no Default or Event of Default has occurred and is continuing after giving effect to such Restricted Payment;

(2) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the date of the Indenture (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6), (7), (8), (10), (12), (15), (16), (17), (18) or (19) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(b) 100% of the aggregate net cash proceeds and the Fair Market Value of marketable securities or other property received by the Company since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Qualifying Equity Interests of the Company or from the issue or sale of convertible or exchangeable Disqualified Stock of the Company or convertible or exchangeable debt securities of the Company, in each case that have been converted into or exchanged for Qualifying Equity Interests of the Company (other than Qualifying Equity Interests and convertible or exchangeable Disqualified Stock or debt securities sold to a Subsidiary of the Company); plus

(c) without duplication from amounts that offset or increase the amounts able to be paid under clauses (11), (13), (15) and (19) of the next paragraph, 100% of the aggregate amount received in cash and the Fair Market Value of marketable securities or other property received after the date of the Indenture by means of (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company or any Restricted Subsidiary and repurchases and redemptions of such Restricted Investments from the Company or any Restricted Subsidiary and repayments of loans or advances that constitute Restricted Investments by the Company or any Restricted Subsidiary or (B) the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary; plus

(d) to the extent that any Unrestricted Subsidiary of the Company designated as such after the date of the Indenture is redesignated as a Restricted Subsidiary after the date of the Indenture, the Fair Market Value of the Company’s Restricted Investment in such Subsidiary as of the date of such redesignation; plus

(e) 100% of the aggregate amount received in cash by the Company or a Restricted Subsidiary after the date of the Indenture from an Unrestricted Subsidiary of the Company by means of a dividend or other distribution, to the extent that such dividends or distributions were not otherwise included in the Consolidated Net Income of the Company for such period.

The preceding provisions will not prohibit:

(1) the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the Indenture;

(2) the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the contribution of common equity capital to the Company, which sale or contribution occurs within 60 days of such Restricted Payment, and the Fair Market Value of marketable securities or other property received; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will not be considered to be net proceeds of Qualifying Equity Interests for purposes of clause (3)(b) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “Optional Redemption” provisions of the Indenture;

(3) the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(4) the repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness of the Company or any Subsidiary Guarantor with the proceeds from an incurrence of Permitted Refinancing Indebtedness, which incurrence occurs within 60 days of such repurchase, redemption, defeasance or other acquisition or retirement for value;

(5) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by, or any Restricted Payments made to, any future, current or former officer, director, consultant, manager or employee of the Company or any of its Subsidiaries, their respective estates, spouses or former spouses pursuant to any equity subscription agreement, compensation plan, stock option plan, shareholders’ agreement, any other management or employee benefit plan or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $50,000 in any calendar year (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum of $50,000 in any calendar year);

(6) the repurchase of Equity Interests deemed to occur upon (i) the exercise of stock options to the extent such Equity Interests represent a portion of the exercise price of those stock options or (ii) the netting of shares of restricted Equity Interests of Great Wolf Resorts (or a direct or indirect parent of the Company) delivered to employees for tax purposes;

(7) the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of the Company or any preferred stock of any Restricted Subsidiary of the Company issued on or after the date of the Indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(8) payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

(9) so long as no default in the payment when due of interest and Special Interest, if any, on the Notes and no Event of Default has occurred and is continuing after giving effect to such payments, dividends or distributions to Great Wolf Resorts for the payment of regularly scheduled interest on the outstanding Subordinated Notes as such amounts come due under the Subordinated Notes Indentures;

(10) Permitted Payments to Great Wolf Resorts;

(11) so long as no Event of Default has occurred and is continuing, an Investment in the Foxwoods Joint Venture or in related development or construction entities in an amount up to $25.0 million;

(12) so long as no Event of Default has occurred and is continuing after giving effect thereto, non-cash contributions of services as equity contributions to joint ventures, including, without limitation, the Pittsburgh Joint Venture;

(13) so long as no Event of Default has occurred and is continuing after giving effect thereto, Investments in an amount up to $4.0 million per calendar year in joint ventures that enter into customary license agreements or management agreements with the Company or any Subsidiary Guarantor pursuant to which the Company or such Subsidiary Guarantor is entitled to payment of fees; provided that the unused portion of the amount payable in any calendar year may be carried over and paid in each of the two subsequent calendar years (in addition to the amounts permitted for such calendar years);

(14) so long as no Event of Default has occurred and is continuing after giving effect thereto, Investments in the form of loans to Creative Kingdoms in an aggregate amount of up to $1.0 million at any time outstanding;

(15) so long as no Event of Default has occurred and is continuing after giving effect thereto, Investments in the Grand Mound (Chehalis) Joint Venture in an amount not to exceed $5.0 million plus the amount received after the Issue Date in respect of any return on or of any existing investment in the Grand Mound (Chehalis) Joint Venture, in connection with a refinancing of the Grand Mound (Chehalis) Mortgage Loan;

(16) Investments in Non-Guarantor Restricted Subsidiaries (including Guarantor Payments) that, taken together with all other Investments (including Guarantor Payments) made pursuant to this clause (16) since the beginning of the LTM Period, do not exceed the aggregate amount of cash provided to the Company or the Subsidiary Guarantors by the Non-Guarantor Restricted Subsidiaries during the LTM Period;

(17) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to provisions in documentation governing such Subordinated Indebtedness similar to those described under “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Collateral Asset Sales,” “— Repurchase at the Option of Holders — Non-Collateral Asset Sales” and “— Repurchase at the Option of Holders — Event of Loss”; provided that, prior to such repurchase, redemption or other acquisition, the Company (or a third party to the extent permitted by the Indenture) shall have made any required Change of Control Offer, Collateral Asset Sale Offer, Non-Collateral Asset Sale Offer or Event of Loss Offer, as the case may be, with respect to the Notes and shall have repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer, Collateral Asset Sale Offer, Non-Collateral Asset Sale Offer or Event of Loss Offer;

(18) so long as no Event of Default has occurred and is continuing after giving effect thereto, the distribution, as a dividend or otherwise (and the declaration of such dividend), of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary by, any Unrestricted Subsidiary; and

(19) so long as no Default or Event of Default has occurred and is continuing after giving effect thereto, other Restricted Payments in an aggregate amount not to exceed $5.0 million since the date of the Indenture.

Provided, that in the case of clauses (11), (13) and (19), to the extent that a Restricted Payment made under such clause is sold for cash or Cash Equivalents or otherwise liquidated for or repaid in the form of cash or Cash Equivalents, or principal repayments, returns of capital or subrogation recoveries are received by the Person that originally made such Restricted Payment or by the Company or any Subsidiary Guarantor in respect of such Restricted Payment, valued, in each such case at the cash or Fair Market Value of Cash Equivalents received with respect to such Restricted Payment (less the cost of disposition, if any), then the amount for such clause shall be increased without duplication by the amount so received.

For purposes of determining compliance with this covenant, in the event that a proposed Restricted Payment (or portion thereof) meets the criteria of more than one of the categories of Restricted Payments described in clauses (1) through (19) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be entitled to classify or re-classify (based on circumstances existing at the time of such reclassification) such Restricted Payment or portion thereof in any manner that complies with this covenant and such Restricted Payment will be treated as having been made pursuant to only such clause or clauses or the first paragraph of this covenant.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined by the Board of Directors of the Company whose resolution with respect thereto will be delivered to the trustee.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Company and the Parent Guarantors will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Issuers and the Guarantors may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock if the Fixed Charge Coverage Ratio for Great Wolf Resorts’ most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1) the incurrence by the Issuers or any of the Company’s Restricted Subsidiaries (other than a Principal Property Subsidiary) of Indebtedness in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the borrower) not to exceed the greater of (i) $20.0 million and (ii) the amount that would cause, immediately preceding the date on which such additional Indebtedness is incurred, the Senior Secured Leverage Ratio of Great Wolf Resorts to exceed 4.75 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred at the beginning of such four-quarter period;

(2) the incurrence by the Issuers, the Parent Guarantors and the Company’s Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Issuers and the Guarantors of Indebtedness represented by the initial notes and the related Note Guarantees and the exchange notes and the related Note Guarantees to be issued pursuant to the registration rights agreement;

(4) the incurrence by the Issuers, the Parent Guarantors and the Company’s Restricted Subsidiaries of Indebtedness, including by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing or reimbursing all or any part of the purchase price or cost of design, acquisition, development, purchase, lease, repair, addition, construction, installation or improvement of property (real or personal), plant, equipment, or other fixed or capital assets used or useful in the business of the Company or any of its Restricted Subsidiaries, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (incurred within 270 days of such acquisition, development, construction, purchase, lease, repair, addition or improvement), in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $5.0 million at any time outstanding;

(5) the incurrence by the Issuers, the Parent Guarantors and the Company’s Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5), (11), (12), (13) and (15) of this paragraph;

(6) the incurrence by the Issuers, the Parent Guarantors or any of the Company’s Restricted Subsidiaries of intercompany Indebtedness between or among the Issuers, the Parent Guarantors and any of the Company’s Restricted Subsidiaries; provided, however, that:

(a) if the Company or any Subsidiary Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Subsidiary Guarantor, such Indebtedness must be subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or the Note Guarantee, in the case of a Subsidiary Guarantor; and

(b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than an Issuer or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either an Issuer or a Subsidiary of the Company, will be deemed, in each case, to constitute an incurrence of such Indebtedness by the relevant Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7) the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a) any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(b) any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);

(8) the incurrence by the Issuers, the Parent Guarantors and the Company’s Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(9) the guarantee by the Issuers or any of the Subsidiary Guarantors of Indebtedness of an Issuer or a Restricted Subsidiary of the Company to the extent that the guaranteed Indebtedness was permitted to be incurred by such Issuer or Subsidiary Guarantor under another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Notes in right of payment, then the guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10) the incurrence by the Issuers, the Parent Guarantors and the Company’s Restricted Subsidiaries of Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, or other Indebtedness in respect of workers’ compensation claims, self-insurance obligations, bankers’ acceptances, performance and surety bonds in the ordinary course of business;

(11) the incurrence by the Company’s Subsidiary that owns the Pocono Mountains resort of Indebtedness in the form of a loan with mortgaged property as collateral in an aggregate principal amount at any one time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (11), not to exceed the amount that would cause, immediately preceding the date on which such additional Indebtedness is incurred, the Senior Secured Leverage Ratio of such Subsidiary to exceed 5.5 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if the additional Indebtedness had been incurred at the beginning of such four-quarter period;

(12) the incurrence by the Issuers, the Parent Guarantors or any of the Company’s Restricted Subsidiaries of Acquired Debt (except to the extent such Acquired Debt was incurred in connection with or in contemplation of such acquisition);

(13) the incurrence by direct and indirect Foreign Subsidiaries of the Company in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (13), not to exceed $10.0 million;

(14) the incurrence by the Issuers, the Parent Guarantors or any of the Company’s Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(15) the incurrence by the Issuers, the Parent Guarantors or any of the Company’s Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (15), not to exceed $5.0 million;

(16) incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that (a) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet shall not be deemed to be reflected on such balance sheet for purposes of this clause (a)), and (b) the maximum assumable liability in respect of all such Indebtedness (other than liability for those indemnification obligations that are not customarily subject to a cap) shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and the Restricted Subsidiaries in connection with such disposition; and

(17) incurrence by the Issuers or any of the Company’s Restricted Subsidiaries of Indebtedness supported by a letter of credit, in a principal amount not in excess of the stated amount of such letter of credit.

Notwithstanding anything to the contrary, the following shall not be deemed to be Indebtedness for purposes of the first paragraph of this covenant: (i) each guarantee by Great Wolf Resorts of Indebtedness (unless Great Wolf Resorts is required to perform under such guarantee, either in whole or in part, in which case the principal amount guaranteed shall be deemed to be Indebtedness of Great Wolf Resorts for purposes of a subsequent incurrence of Indebtedness, although the incurrence thereof shall not be deemed to be an “Incurrence” for purposes of this covenant), (ii) each customary non-recourse carve-out guarantee or indemnity by Great Wolf Resorts, (iii) each completion guarantee by Great Wolf Resorts and (iv) each environmental guarantee or indemnity by Great Wolf Resorts.

The Company will not incur, and will not permit any Subsidiary Guarantor to incur, any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or such Subsidiary Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes and the applicable Note Guarantee on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (17) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant (based on circumstances existing at the time of such reclassification). The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Great Wolf Resorts as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuers, Parent Guarantors or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a) the Fair Market Value of such assets at the date of determination; and

(b) the amount of the Indebtedness of the other Person.

Liens

The Parent Guarantors and the Company will not, and the Company will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables (i) on any Collateral now owned or hereafter acquired, except Permitted Collateral Liens, and (ii) on any asset other than Collateral, except Permitted Liens. Notwithstanding the foregoing, except to secure the Notes and the Notes Guarantees, (i) the Parent Guarantors shall not create or permit to exist any Lien to secure Indebtedness for borrowed money on, or pledge, their Equity Interests in the Company and (ii) the Company and each Subsidiary shall not create or permit to exist any Lien to secure Indebtedness for borrowed money on, or pledge, its Equity Interests in any Principal Property Subsidiary or in Great Wolf Finance. Great Lakes Services, LLC shall not create or permit to exist any Lien on its assets or pledge its assets, in each case, to secure Indebtedness for money borrowed other than (i) Liens to secure Obligations under Indebtedness permitted by clause (1) of the second paragraph of the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) Incidental Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Company or any of its Restricted Subsidiaries (it being understood that the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make loans or advances to the Company or any of its Restricted Subsidiaries; or

(3) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1) agreements as in effect on the date of the Indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not, in the good faith judgment of the Company, materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the Indenture;

(2) the Indenture, the Notes, the Note Guarantees and the Collateral Documents;

(3) agreements governing other Indebtedness permitted to be incurred under the provisions of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the restrictions therein are:

(a) in respect of lock-box arrangements, customary and not materially more restrictive, taken as a whole, than the most restrictive lock-box arrangement in effect on the date of the Indenture; and

(b) in respect of other restrictions not, in the good faith judgment of the Company, materially more restrictive, taken as a whole, than those contained in the Indenture, the Notes and the Note Guarantees;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired (plus improvements and accessions to such property or assets or proceeds or distributions thereof); provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(6) customary provisions in contracts, leases and licenses entered into in the ordinary course of business;

(7) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased (plus improvements and accessions to such property, or assets or proceeds or distributions thereof) of the nature described in clause (3) of the preceding paragraph;

(8) any agreement for the sale or other disposition of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement for the sale or disposition of that Subsidiary and that restricts distributions by that Subsidiary pending its sale or other disposition;

(9) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are:

(a) in respect of lock-box arrangements, customary for such Indebtedness; and

(b) in respect of other restrictions, not, in the good faith judgment of the Company, materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10) Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens (plus improvements and accessions to such assets, or proceeds or distributions thereof);

(11) provisions limiting the disposition or distribution of assets, property or interests in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), which limitation is applicable only to the assets that are the subject of such agreements;

(12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(13) customary due-on-sale arrangements.

Merger, Consolidation or Sale of Assets

Each Issuer will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not each Issuer is the surviving corporation), or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuers and the Company’s Restricted Subsidiaries, as applicable, in each case taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) such Issuer is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; and, if such entity is not a corporation, a co-obligor of the Notes is a corporation organized or existing under any such laws;

(2) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of such Issuer under the Notes, the Indenture, the registration rights agreement and the Collateral Documents (to the extent that such Issuer was a party thereto immediately prior to such transaction) pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after such transaction, no Default or Event of Default exists; and

(4) Great Wolf Resorts or the Person formed by or surviving any such consolidation or merger (if other than Great Wolf Resorts or the Issuers), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio greater than or equal to the actual Fixed Charge Coverage Ratio for Great Wolf Resorts for such four quarter period prior to giving pro forma effect to such transactions.

Each Parent Guarantor will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not each Issuer is the surviving corporation), or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Parent Guarantors and their Subsidiaries, as applicable, in each case taken as a whole, in one or more related transactions, to another Person, unless:

(1) either: (a) such Parent Guarantor is the surviving Person; or (b) the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment,

transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(2) the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger unconditionally assumes all the obligations of that Parent Guarantor under its Note Guarantee, the Indenture, the registration rights agreement and the Collateral Documents (to the extent the relevant Parent Guarantor was a party thereto immediately prior to such transaction) pursuant to agreements reasonably satisfactory to the trustee;

(3) immediately after giving effect to such transaction, no Default or Event of Default exists; and

(4) Great Wolf Resorts or the Person formed by or surviving any such consolidation or merger (if other than Great Wolf Resorts or the Issuers), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) have had a Fixed Charge Coverage Ratio greater than or equal to the actual Fixed Charge Coverage Ratio for Great Wolf Resorts for such four quarter period prior to giving pro forma effect to such transactions.

In addition, neither Parent Guarantor nor the Company will, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company, the Parent Guarantors and the Company’s Restricted Subsidiaries. Clauses (3) and (4) of the first and second paragraphs of this covenant will not apply to any merger or consolidation of Great Wolf Resorts or the Company with or into (i) one of its Restricted Subsidiaries for any purpose or (ii) an Affiliate solely for the purpose of reincorporating Great Wolf Resorts or the Company, as applicable, in another jurisdiction.

Transactions with Affiliates

The Parent Guarantors and the Company will not, and the Company will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company or the Parent Guarantors (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $5.0 million, unless:

(1) the Affiliate Transaction is on terms that are not materially less favorable to the Parent Guarantors, the Company or the relevant Restricted Subsidiary, taken as a whole, than those that would have been obtained in a comparable transaction by the Parent Guarantors, the Company or such Restricted Subsidiary with a Person that is not an Affiliate of the Parent Guarantors, the Company or such Restricted Subsidiary, as applicable; and

(2) the Company delivers to the trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, a resolution of the Board of Directors of Great Wolf Resorts set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors of Great Wolf Resorts.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1) any reasonable and customary compensatory agreement, benefit plan, indemnification agreement or any similar arrangement entered into by the Parent Guarantors, the Company or any of its Restricted

Subsidiaries with any director, manager, officer, employee or consultant of such entity and payments pursuant thereto;

(2) transactions between or among the Parent Guarantors, the Issuers and/or the Company’s Restricted Subsidiaries;

(3) transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Parent Guarantors or the Company solely because the Parent Guarantors or the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4) payment of reasonable and customary fees and reimbursements of expenses of, and payment of indemnities to, (pursuant to indemnity arrangements or otherwise) officers, directors, employees, managers or consultants of the Parent Guarantors, the Company or any of its Restricted Subsidiaries;

(5) Restricted Payments and Permitted Investments that do not violate the provisions of the Indenture described above under the caption “— Restricted Payments;”

(6) the issuance or transfer of Equity Interests (other than Disqualified Stock) of the Company or the Parent Guarantors to any director, manager, officer, employee or consultant of the Parent Guarantors, the Company or the Company’s Subsidiaries (or their estates, spouses or former spouses);

(7) transactions in which the Parent Guarantors, the Company or any Restricted Subsidiary, as the case may be, delivers to the trustee a letter from an accounting, appraisal or investment banking firm of national standing stating that such transaction is fair to the Parent Guarantors, the Company or such Restricted Subsidiary, as applicable, from a financial point of view or meets the requirements of clause (1) of the first paragraph of this section;

(8) transactions with suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture that are fair to the Parent Guarantors, the Company and the Restricted Subsidiaries, in the good faith determination of the Board of Directors or the senior management of Great Wolf Resorts, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(9) any agreement, instrument or arrangement as in effect as of the date of the Indenture, or any amendment thereto (so long as any such amendment is not more disadvantageous to the holders when taken as a whole in any material respect than the applicable agreement as in effect on the date of the Indenture, as determined in good faith by the Company);

(10) any transaction with an Affiliate in which the consideration paid by the Parent Guarantors, the Company or any Restricted Subsidiary consists only of Equity Interests (other than Disqualified Stock) of the Parent Guarantors or the Company, as applicable;

(11) any merger, consolidation or reorganization of the Parent Guarantors or the Company with an Affiliate of the Parent Guarantors or the Company, as applicable, solely for the purpose of (a) forming or collapsing a holding company structure or (b) reincorporating the Parent Guarantors or the Company in a new jurisdiction;

(12) payments to or from, and transactions with, any joint venture in the ordinary course of business;

(13) any transaction pursuant to which Great Wolf Resorts or an Affiliate thereof provides the Issuers or their Restricted Subsidiaries, at their request and at the cost to Great Wolf Resorts or such Affiliate, with services, including services to be purchased from third-party providers, such as legal and accounting, tax, consulting, financial advisory, corporate governance, insurance coverage and other services; and

(14) transactions with Great Wolf Finance that are incidental to its role as a co-issuer of the Notes or obligor under any other Indebtedness permitted to be incurred pursuant to the covenant under the caption “— Restriction on Activities of Great Wolf Finance.”

Business Activities

The Parent Guarantors and the Company will not, and the Company will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

Additional Note Guarantees

If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than a Mortgage Loan Borrower) after the date of the Indenture, then that newly acquired or created Domestic Subsidiary will become a Subsidiary Guarantor and execute a supplemental Indenture and deliver an opinion of counsel satisfactory to the trustee within 10 Business Days after the date on which it was acquired or created; provided that any Domestic Subsidiary that constitutes an Immaterial Subsidiary need not become a Subsidiary Guarantor until such time as it ceases to be an Immaterial Subsidiary.

Designation of Restricted and Unrestricted Subsidiaries

The Board of Directors of Great Wolf Resorts may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that in no event will (i) the business or Principal Properties currently operated by the Principal Property Subsidiaries be transferred to or held by an Unrestricted Subsidiary or (ii) any Principal Property Subsidiary be designated as an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “— Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of Great Wolf Resorts may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary after the date of the Indenture will be evidenced to the trustee by filing with the trustee a certified copy of a resolution of the Board of Directors of Great Wolf Resorts giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” the Company will be in default of such covenant. The Board of Directors of Great Wolf Resorts may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation.

Payments for Consent

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement or is paid to all holders of the Notes.

Restrictions on Activities of Great Wolf Finance

Great Wolf Finance will not hold any material assets, hold any Equity Interests, incur any Indebtedness, become liable for any obligations, engage in any business activities or have any Subsidiaries. However, Great Wolf Finance may incur Indebtedness to the extent that it is a co-obligor with respect to Indebtedness that the Company is permitted to incur under the Indenture, but only if the Net Proceeds of such Indebtedness are received by the Company or one or more of the Company’s Wholly Owned Restricted Subsidiaries other than Great Wolf Finance.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, Great Wolf Resorts will furnish to the holders of Notes or cause the trustee to furnish to the holders of Notes (or file with the SEC for public availability), within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if Great Wolf Resorts were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Great Wolf Resorts were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on Great Wolf Resorts’ consolidated financial statements by Great Wolf Resorts’ certified public accountants. In addition, Great Wolf Resorts will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will furnish such reports to the trustee.

If, at any time after the consummation of the exchange offer contemplated by the registration rights agreement, Great Wolf Resorts is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, Great Wolf Resorts will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. If, notwithstanding the foregoing, the SEC will not accept Great Wolf Resorts’ filings for any reason, Great Wolf Resorts will furnish the reports referred to in the preceding paragraphs to the trustee within the time periods that would apply if Great Wolf Resorts were required to file those reports with the SEC. Great Wolf Resorts will not take any action for the purpose of causing the SEC not to accept any such filings.

Any information filed with, or furnished to, the SEC shall be deemed to have been made available to the trustee and the registered holders of the Notes. For the avoidance of doubt, the subsequent filing or making available of any report required by this covenant shall be deemed automatically to cure any Default or Event of Default resulting from the failure to file or make available such report within the required timeframe.

In addition, the Company and the Guarantors agree that, for so long as any Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

Each of the following is an “Event of Default”:

(1) default for 30 days in the payment when due and payable of interest and Special Interest, if any, on the Notes;

(2) default in the payment when due and payable (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(3) failure by any of the Parent Guarantors, the Company or any of its Restricted Subsidiaries to comply with its obligations under the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control” or “— Certain Covenants — Merger, Consolidation or Sale of Assets”;

(4) failure by any of the Parent Guarantors, the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with its obligations under any of the other agreements in the Indenture or the Collateral Documents;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Parent Guarantors, the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Parent Guarantors, the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity,

(other than Indebtedness of a Restricted Subsidiary of the Company that upon such default or acceleration is Without Recourse to the assets of the Parent Guarantors, the Company or any of its other Restricted Subsidiaries except for a bankruptcy-remote special-purpose entity that is a direct obligor under such Indebtedness) and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default for failure to pay principal at the stated final maturity (after giving effect to any applicable grace periods) or the maturity of which has been so accelerated, aggregates $10.0 million or more at any one time outstanding;

(6) failure by the Parent Guarantors, the Company or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $10.0 million (net of amounts covered by insurance), which final judgments are not paid, discharged or stayed for a period of more than 60 days;

(7) (i) breach by the Company or any of its Restricted Subsidiaries of any material representation, warranty or agreement in the Collateral Documents for 60 days after notice to the Company by the trustee or collateral agent or the holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class (unless otherwise provided in the Collateral Documents); (ii) any security interest created by the Collateral Documents with regard to the Collateral ceases to be in full force and effect (except as permitted by the terms of the Indenture or the Collateral Documents) with respect to Collateral having a Fair Market Value in excess of $5.0 million, or an assertion by the Company or any of its Restricted Subsidiaries that any Collateral having a Fair Market Value in excess of $5.0 million is not subject to a valid, perfected first priority security interest (except as permitted by the terms of the Indenture or the Collateral Documents and except to the extent that any such loss of perfection or priority results from the failure of the trustee to make any filings, renewals or continuations (or other equivalent filings) which the Company has indicated in the perfection certificate or other written communications to the trustee are required to be made or the failure of the trustee to maintain possession of certificates, instruments or other documents actually delivered to it representing securities or other possessory collateral pledged under the Collateral Documents); or (iii) the repudiation by the Company or any of its Restricted Subsidiaries of any of their material obligations under the Collateral Documents;

(8) except as permitted by the Indenture (including, without limitation, in connection with the release of such Note Guarantee as permitted under the Indenture or the discharge or defeasance of the Indenture), any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(9) certain events of bankruptcy or insolvency described in the Indenture with respect to the Parent Guarantors, the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Parent Guarantors, the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately by notice in writing to the Company.

Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding Notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, premium on, if any, interest and Special Interest, if any.

Subject to the provisions of the Indenture relating to the duties of the trustee, in case an Event of Default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of Notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, interest or Special Interest, if any, when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the trustee written notice that an Event of Default is continuing;

(2) holders of at least 25% in aggregate principal amount of the then outstanding Notes make a written request to the trustee to pursue the remedy;

(3) such holder or holders offer and, if requested, provide to the trustee security or indemnity reasonably satisfactory to the trustee against any loss, liability or expense;

(4) the trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5) during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding Notes do not give the trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding Notes by written notice to the trustee may, on behalf of the holders of all of the Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, interest or Special Interest, if any, on, the Notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the Indenture. Upon becoming aware of any Default or Event of Default within ten Business Days, the Company is required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuers or any Guarantor, as such, will have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Note Guarantees, the Collateral Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

The Company may at any time, at its evidenced by a resolution of the Board of Directors of Great Wolf Resorts set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding Notes to receive payments in respect of the principal of, premium on, if any, interest or Special Interest, if any, on, such Notes when such payments are due from the Funds in Trust referred to below;

(2) the Issuers’ obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee under the Indenture, and the Issuers’ and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Subsidiary Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers, Collateral Asset Sale Offers, Non-Collateral Asset Sale Offers and Event of Loss Offers) that are described in the Indenture and the Collateral Documents (“Covenant Defeasance”), and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to any particular series of the Notes. In the event Covenant Defeasance occurs, all Events of Default described under “— Events of Default and Remedies” (except those relating to non-payments or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the Notes. In addition the Note Guarantees and the Collateral Documents will be terminated and released and the Guarantors discharged with respect to their Note Guarantees upon a Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, interest and Special Interest, if any, on, the outstanding Notes of such series (“Funds in Trust”) on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether such Notes are being defeased to such stated date for payment or to a particular redemption date;

(2) in the case of Legal Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to the Funds in Trust (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Issuers or any of the Guarantors is a party or by which the Issuers or any of the Guarantors is bound;

(6) the Company must deliver to the trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes being defeased over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(7) the Company must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance, as applicable, have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next four succeeding paragraphs, the Indenture, the Notes, the Note Guarantees and the Collateral Documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, interest or Special Interest, if any, on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the Indenture or the Notes or the Note Guarantees may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

Without the consent of holders holding an aggregate principal amount equal to at least 66 2/3% of the outstanding aggregate principal amount of Notes, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder) make any change in the provisions of the Indenture relating to the covenants described above under the caption “— Repurchase at the Option of Holders — Collateral Asset Sales” that would adversely affect the holders of the Notes in any material respect.

Without the consent of holders holding an aggregate principal amount equal to 95% of the outstanding aggregate principal amount of Notes, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder) release all or substantially all of the Collateral from the Liens securing the Note Guarantees except as contemplated in the Collateral Documents.

Without the consent of each holder of Notes affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(1) reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any Note or alter or waive any of the provisions with respect to the redemption of the Notes (except those provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3) reduce the rate of or extend the time for payment of interest, including default interest, on any Note;

(4) waive a Default or Event of Default in the payment of principal of, premium on, if any, interest or Special Interest, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the Payment Default that resulted from such acceleration);

(5) make any Note payable in currency other than that stated in the Notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Notes to receive payments of principal of, premium on, if any, interest or Special Interest, if any, on, the Notes;

(7) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8) release any Guarantor from any of its obligations under its Note Guarantee or the Indenture, except in accordance with the terms of the Indenture; or

(9) make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, without the consent of any holder of Notes, the Issuers, the Guarantors and the trustee may amend or supplement the Indenture, the Collateral Documents, the Notes or the Note Guarantees:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Issuers’ or a Guarantor’s obligations to holders of Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(4) to make any change that would provide any additional rights or benefits to the holders of Notes or that does not adversely affect the legal rights under the Indenture of any holder in any material respect;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

(6) to conform the text of the Indenture, the Notes, the Note Guarantees or the Collateral Documents to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the Indenture, the Notes, the Note Guarantees or the Collateral Documents, which intent may be evidenced by an officers’ certificate to that effect;

(7) to enter into additional or supplemental Collateral Documents;

(8) to release Collateral in accordance with the terms of the Indenture and the Collateral Documents;

(9) to provide for the issuance of Additional Notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture;

(10) to allow any Guarantor or additional obligor to execute a supplemental indenture and/or a Note Guarantee with respect to the Notes;

(11) to add covenants or rights for the benefit of the holders or to surrender any right or power conferred upon the Issuers or a Guarantor;

(12) to release a Guarantor as provided in the Indenture;

(13) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer Notes;

(14) to evidence and provide the acceptance of the appointment of a successor trustee under the Indenture;

(15) to comply with the rules of any applicable securities depositary; or

(16) to add additional assets as Collateral or to release Collateral from the Lien or any Guarantor from its Note Guarantee, in each case pursuant to the Indenture, the Collateral Documents when permitted or required by the Indenture or the Collateral Documents.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(a) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the trustee for cancellation; or

(b) all Notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the trustee for cancellation for principal of, premium on, if any, interest and Special Interest, if any, on, the Notes to the date of maturity or redemption (for the avoidance of doubt, in the case of a discharge that occurs in connection with a redemption that is to occur on a Make-Whole Redemption Date, the amount to be deposited shall be the amount that, as of the date of such deposit, is deemed reasonably sufficient to make such payment and discharge on the Make-Whole Redemption Date, in the good-faith determination of the Board of Directors of Great Wolf Resorts pursuant to a Board Resolution and as evidenced by an Officers’ Certificate);

(2) in respect of clause 1(b), no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument (other than the Indenture) to which the Issuers or any Guarantor is a party or by which the Issuers or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3) the Issuers or any Guarantor has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the trustee under the Indenture to apply the deposited money toward the payment of the Notes at maturity or on the redemption date, as the case may be.

In addition, the Company must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of either Issuer or any Guarantor, the Indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the Indenture has been qualified under the TIA) or resign.

The holders of a majority in aggregate principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default has occurred and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder has offered to the trustee reasonable indemnity or security satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the Indenture and the Collateral Documents without charge by writing to Great Wolf Resorts, Inc., 122 W. Washington Avenue, Madison, WI, USA, 53703, Attention: General Counsel.

Book-Entry, Delivery and Form

Except as described below, we will initially issue the exchange notes in the form of one or more registered exchange notes in global form without coupons. We will deposit each global Note on the date of the closing of this exchange offer with, or on behalf of, DTC in New York, New York, and register the exchange notes in the name of DTC or its nominee, or will leave these Notes in the custody of the trustee.

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Issuers take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Issuers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Issuers that, pursuant to procedures established by it:

(1) upon deposit of the global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global Notes).

Investors in the global Notes who are Participants may hold their interests therein directly through DTC. Investors in the global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants. Investors in the global Notes may also hold their interests therein through Euroclear or Clearstream, if they are participants in such systems, or indirectly through organizations that are participants. Investors may also hold interests in the global Notes through Participants in the DTC system other than Euroclear and Clearstream. Euroclear and Clearstream will hold interests in the global Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositories, which are Euroclear Bank S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. All interests in a global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, premium on, if any, interest and Special Interest, if any, on, a global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Issuers and the trustee will treat the Persons in whose names the Notes, including the global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither of the Issuers, the trustee nor any agent of the Issuers or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Issuers that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect

Participants and will not be the responsibility of DTC, the trustee or the Issuers. Neither the Issuers nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and the Issuers and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Subject to the transfer restrictions set forth under “Notice to Investors,” transfers between the Participants will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Issuers, the trustee and any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies the Issuers that it is unwilling or unable to continue as depositary for the global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Issuers fail to appoint a successor depositary;

(2) the Issuers, at their option, notify the trustee in writing that they elect to cause the issuance of the certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the Notes.

In addition, beneficial interests in a global Note may be exchanged for certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated Notes delivered in exchange for any global Note or beneficial interests in global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in “Notice to Investors,” unless that legend is not required by applicable law.

Exchange of Certificated Notes for Global Notes

Certificated Notes may not be exchanged for beneficial interests in any global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See “Notice to Investors.”

Same Day Settlement and Payment

The Issuers will make payments in respect of the Notes represented by the global Notes, including principal, premium, if any, interest and Special Interest, if any, by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Issuers will make all payments of principal, premium, if any, interest and Special Interest, if any, with respect to certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Notes represented by the global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Issuers expect that secondary trading in any certificated Notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person (other than the Issuers or any Subsidiary of the Company) existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person from a Person other than an Issuer or a Subsidiary of the Company.

“Additional Collateral Assets” means assets acquired in accordance with the provisions of the Collateral Asset Sales covenant and pledged as Collateral to secure the Notes or the Note Guarantees.

“Additional Notes” means the additional notes that the Issuers may issue under the Indenture from time to time after this offering.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition or transfer of any assets or rights of the Issuers or any Restricted Subsidiary (each referred to in this definition as a “disposition”); and

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary (other than directors’ qualifying shares), whether in a single transaction or a series of related transactions.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(a) a disposition or transfer of cash, Cash Equivalents or Investment Grade Securities or obsolete, scrap or worn out equipment, vehicles or other similar assets in the ordinary course of business or any disposition or transfer of inventory, supplies, permanent fixtures and equipment, byproducts or goods held for sale in the ordinary course of business or any disposition or transfer of assets no longer used or useful or necessary in the conduct of the business of the Issuers and their Restricted Subsidiaries;

(b) the disposition of all or substantially all of the assets of the Issuers or a Restricted Subsidiary other than a Principal Property Subsidiary in a manner permitted pursuant to the provisions described above under “Certain Covenants — Merger, Consolidation or Sale of Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Permitted Investment or the making of any Restricted Payment that is not prohibited by the covenant described under “Certain Covenants — Restricted Payments”;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of transactions with an aggregate Fair Market Value of less than $5.0 million;

(e) any disposition of property or assets (other than Collateral) or issuance or transfer of securities (other than Collateral) by a Restricted Subsidiary to any of the Issuers or by any of the Issuers or a Restricted Subsidiary to a Restricted Subsidiary;

(f) any disposition of Collateral, including the issuance or transfer of securities, by a Principal Property Subsidiary to another Principal Property Subsidiary;

(g) to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of assets other than Collateral for like property (excluding any boot thereon) for use in a business similar to the business of the Issuers and their Restricted Subsidiaries;

(h) the lease or sub-lease of any real or personal property in the ordinary course of business;

(i) any issuance or dispositions of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary, to the extent not included in the Collateral;

(j) foreclosures on (or deeds or other transfers in lieu of foreclosures) assets other than Collateral;

(k) the unwinding of any Hedging Obligations;

(l) the sale or grant of licenses or sub-licenses of software or intellectual property entered into in the ordinary course of business;

(m) creation or realization of Liens that are permitted to be incurred by the Indenture;

(n) any transfer of property or assets that represents a surrender or waiver of a contract right or a settlement, surrender or release of a contract or tort claim; and

(o) dispositions of Investments in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture agreements and similar binding agreements.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2) with respect to a partnership, the Board of Directors of the general partner of the partnership;

(3) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York. If a payment date is a day that is not a Business Day at such place, payment may be made at such place on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1) United States dollars, Canadian dollars, Japanese yen, pounds sterling, Australian dollars, euro or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government having maturities of not more than 24 months from the date of acquisition;

(3) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case, with any commercial bank having capital and surplus in excess of $500.0 million;

(4) repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within 12 months after the date of acquisition;

(6) investment funds investing at least 95% of their assets in securities which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition;

(7) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 24 months or less from the date of acquisition; and

(8) Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 12 months or less from the date of acquisition.

“Cash Management Obligations” means any obligations of the Issuers, Parent Guarantors or any of the Company’s Restricted Subsidiaries in respect of any arrangement for treasury, depositary or cash management services provided to the Issuers, Parent Guarantors or any of the Company’s Restricted Subsidiaries, as applicable, in connection with any transfer or disbursement of funds through an automated clearinghouse or on a same day or immediate or accelerated availability basis.

“Change of Control” means the occurrence of any of the following:

(1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Great Wolf Resorts or the Company and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act));

(2) the adoption of a plan relating to the liquidation or dissolution of Great Wolf Resorts or the Company;

(3) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Great Wolf Resorts, measured by voting power rather than number of shares;

(4) the first date upon which Great Wolf Resorts ceases to own directly or indirectly 100% of the Equity Interests in the Company;

(5) Great Wolf Resorts or the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Great Wolf Resorts or the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Great Wolf Resorts or the Company or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of Great Wolf Resorts or the Company outstanding immediately prior to such transaction constitutes or is converted into or exchanged for a majority of the outstanding shares of the Voting Stock of such surviving or transferee Person (immediately after giving effect to such transaction); or

(6) the first day on which a majority of the members of the Board of Directors of Great Wolf Resorts are not Continuing Directors.

Notwithstanding the foregoing: (A) any holding company whose only significant asset is Equity Interests of Great Wolf Resorts, the Company or any of their direct or indirect parent companies shall not itself be considered a “Person” or “group” for purposes of clause (2) above; (B) the transfer of assets between or among the Parent Guarantors, the Issuers or the Company’s Subsidiaries shall not itself constitute a Change of Control; (C) the term “Change of Control” shall not include a merger or consolidation of Great Wolf Resorts or the Company with or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of Great Wolf Resorts’ or the Company’s assets to, an Affiliate incorporated or organized solely for the purpose of reincorporating or reorganizing Great Wolf Resorts or the Company in another jurisdiction and/or for the sole purpose of forming or collapsing a holding company structure; and (D) a “Person” or “group” shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement (or voting or option agreement related thereto) until the consummation of the transactions contemplated by such agreement.

“Change of Control Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Collateral” has the meaning assigned to it in the Collateral Documents; provided that “Collateral” shall not include “Excluded Assets.”

“Collateral Asset Sale” means an Asset Sale or other transfer or disposition of any Non-Core Collateral Asset by the Company or any of the Company’s Restricted Subsidiaries.

“Collateral Asset Sale Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Collateral Documents” means the security agreements, mortgages, pledge agreements, agency agreements and other instruments and documents executed and delivered pursuant to the Indenture or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which Collateral is pledged, assigned or granted to or on behalf of the collateral agent for the ratable benefit of the holders of the Notes and the trustee or notice of such pledge, assignment or grant is given.

“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus,

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(2) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus

(3) depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; plus

(4) any expenses or charges related to any completed or uncompleted debt or equity offering, permitted acquisition or other Investment, permitted disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred under the Indenture including a refinancing thereof (in each case, whether or not successful) and any amendment or modification to the terms of any such transactions, including such fees, expenses or charges related to the offering of the Notes offered hereby deducted in computing Consolidated Net Income for such period, plus

(5) the amount of any restructuring charge, redemption premium, prepayment penalty, premium and other related fee or reserve deducted in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with (A) acquisitions after the date of the Indenture or (B) the closing or consolidation of operating facilities, plus

(6) any write offs, write downs or other noncash charges reducing Consolidated Net Income for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period, plus

(7) the amount of any non-controlling interest expense deducted in calculating Consolidated Net Income for such period, plus

(8) the amount of management, monitoring, consulting and advisory fees and related expenses paid (or any accruals related to such fees or related expenses) (including by means of a dividend) during such period to any direct or indirect parents of the Company to the extent permitted under “— Certain Covenants — Transactions with Affiliates”, plus

(9) any costs or expenses incurred by the Parent Guarantors, the Company or a Restricted Subsidiary of the Company pursuant to any management equity plan, stock option plan, phantom equity plan or any other management or employee benefit plan or agreement or any stock subscription or stockholders agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Company or net cash proceeds of issuance of Equity Interests of the Company (other than Disqualified Stock that is preferred stock), plus

(10) Expenses related to resorts under development, construction or expansion; plus

(11) Environmental liability costs; minus

(12) non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; and minus

(13) the amount of any non-controlling interest income added in calculating Consolidated Net Income for such period.

In each case, without duplication and on a consolidated basis and determined in accordance with GAAP.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis (excluding the net income (loss) of any Unrestricted Subsidiary of such Person), determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:

(1) any net after-tax extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) and any restructuring expenses, including any severance or separation expenses, fees, expenses or charges relating to facilities closing costs, acquisition integration costs, facilities opening costs and costs related to the termination or abandonment of a proposed development shall be excluded;

(2) the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

(3) solely for the purpose of determining the amount available for Restricted Payments under clause (c)(1) of the first paragraph of “— Certain Covenants — Restricted Payments,” the net income (but not loss) of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived or is not being enforced; provided that Consolidated Net Income of the Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) to the Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein;

(4) the cumulative effect of a change in accounting principles will be excluded;

(5) any net after-tax income (loss) from disposed or discontinued operations and any net after-tax gains or losses on disposal of disposed or discontinued operations shall be excluded;

(6) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or the sale or other disposition of any Capital Stock of any Person, in each case, other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded;

(7) any net after-tax income (loss) from Hedging Obligations or Cash Management Obligations and the application of Accounting Standards Codification Topic 815 “Derivatives and Hedging” or other derivative instruments or from the extinguishment of Indebtedness shall be excluded;

(8) any net after-tax impairment charge or asset write-off, in each case pursuant to GAAP;

(9) any net after-tax non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors, employees, managers or consultants shall be excluded;

(10) any net after-tax gain or loss resulting in such period from (i) currency translation gains or losses or (ii) currency remeasurements of Indebtedness shall be excluded;

(11) the recognition of non-cash interest expense resulting from the application of Accounting Standards Codification Topic 470-20 “Debt — Debt with Conversion Options — Recognition”; and

(12) any charges resulting from the application of Accounting Standards Codification Topic 805 “Business Combinations,” Accounting Standards Codification Topic 350 “Intangibles-Goodwill and Other,” Accounting Standards Codification Topic 360-10-35-15 “Impairment or Disposal of Long-Lived Assets,” Accounting Standards Codification Topic 480-10-25-4 “Distinguishing Liabilities from Equity — Overall — Recognition” or Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” shall be excluded;

in each case, without duplication.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who:

(1) was a member of such Board of Directors on the date of the Indenture; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

“consolidated” shall have the meaning given to such term under GAAP. Notwithstanding the foregoing, for the avoidance of doubt, under no circumstances shall the joint venture owning Grand Mound (Chehalis) be consolidated with Great Wolf Resorts or the Company, unless such joint venture is a Restricted Subsidiary of the Company.

“Creative Kingdoms” means Creative Kingdoms, LLC, a Delaware limited liability company.

“Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case, with banks or other institutional or other lenders providing for revolving credit loans, term loans, debt securities (including Additional Notes), receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as such Credit Facility, in whole or in part, in one or more instances, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing and including any amendment increasing the amount of Indebtedness incurred or available to be borrowed thereunder, extending the maturity of any Indebtedness incurred thereunder or contemplated thereby or deleting, adding or substituting one or more parties thereto (whether or not such added or substituted parties are banks or other institutional lenders)), including into one or more debt facilities, commercial paper facilities or other debt instruments, indentures or agreements (including by means of sales of debt securities (including Additional Notes) to institutional investors), providing for revolving credit loans, term loans, letters of credit or other debt obligations, whether any such extension, replacement or refinancing (1) occurs simultaneously or not with the termination or repayment of a prior Credit Facility or (2) occurs on one or more separate occasions.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Noncash Consideration” means the fair market value of noncash consideration received by the Company or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Noncash Consideration.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “— Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the Indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

“Domestic Subsidiary” means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means a public or private sale of Equity Interests of Great Wolf Resorts (or the direct or indirect parent of the Company) by Great Wolf Resorts or such parent company (other than Disqualified Stock and other than to a Subsidiary of Great Wolf Resorts).

“Event of Loss” means, with respect to any Principal Property, whether in respect of a single event or a series of related events, any of the following:

(1) any loss or damage of such Principal Property as a result of fire or casualty or destruction of such Principal Property;

(2) any actual condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such Principal Property, or confiscation of such Principal Property or the requisition of the use of such Principal Property; or

(3) any settlement in lieu of clause (2) above.

“Excluded Assets” means the collective reference to (i) any interest in real property (other than Principal Properties and certain real property owned by Issuers or the Guarantors and set forth on a schedule to the

Indenture) if the greater of the cost, Fair Market Value and the book value of such interest is less than $300,000; (ii) any asset to the extent that the grant of a security interest in such asset is prohibited by any applicable law or requires a consent not obtained of any governmental authority pursuant to applicable law; (iii) any right, title or interest in any permit, lease, license, contract or agreement held by any grantor or to which any grantor is a party or any of its right, title or interest thereunder that would otherwise constitute Collateral to the extent, but only to the extent, that (a) such a grant would, under the terms of such permit, lease, license, contract or agreement, require the consent of any Person other than the Company or any of its Subsidiaries or controlled Affiliates as a condition to the assignment thereof or to the creation by such grantor of a Lien thereon or (b) such a grant is prohibited by or in violation of (1) any law, rule or regulation applicable to such grantor or (2) a term, provision or condition of any such permit, lease, license, contract or agreement, in the case of the foregoing clauses (1) and (2), when such law, rule, regulation, term, provision or condition would be rendered ineffective with respect to the creation of the security interest pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the Uniform Commercial Code (or any successor provisions) of any relevant jurisdiction or principles of equity); provided, that immediately upon the ineffectiveness, lapse or termination of any such provision, such right, title or interest in such permit, lease, license, contract or agreement shall cease to be an “Excluded Asset”; (iv) the Capital Stock of the Issuers, Parent Guarantors or any Subsidiary of the Company; (v) any asset of any Principal Property Subsidiary that is subject to a Permitted Lien referred to in clauses (2), (3) or (5) of the definition thereof and any replacement of such Liens pursuant to clause (11) of the definition thereof to the extent the documents relating to such Permitted Lien would not permit such asset to be subject to the Liens created under the Collateral Documents; provided, that immediately upon the ineffectiveness, lapse or termination of any such restriction, such asset shall cease to be an “Excluded Asset”; (vi) any motor vehicles, vessels and aircraft or other property subject to a certificate of title statute of any jurisdiction; (vii) assets located outside of the United States to the extent a Lien on such assets cannot be created and perfected under United States federal or state law; (viii) applications for any trademarks that have been filed with the U.S. Patent and Trademark Office on the basis of an “intent to use” with respect to such trademarks; and (ix) any intercompany debt obligations.

“Existing Indebtedness” means all Indebtedness of the Parent Guarantors, the Issuers and the Company’s Subsidiaries in existence on the date of the Indenture, until such amounts are repaid.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the Indenture).

“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (in accordance with Regulation S-X under the Securities Act) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by the Company or any Restricted Subsidiary during the relevant period or subsequent to such period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated Fixed Charges and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of such period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of such period (it being understood that whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by the Chief Financial Officer of the Company);

(2) any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such period;

(3) any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such period;

(4) if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months);

(5) interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Chief Financial Officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with GAAP;

(6) interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period; and

(7) interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4) the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States of America, any state thereof, the District of Columbia, or any territory thereof.

“Foxwoods Joint Venture” means a proposed joint venture between Great Wolf Resorts (or its Affiliates) to develop and operate a new Great Wolf Lodge resort with the Mashantucket Pequot Tribal Nation (Western) (or its Affiliates) to be located on tribal-owned land near the tribe’s southeast Connecticut reservation and the Foxwoods Resort Casino.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture, except that if the Company notifies the trustee in writing and the Company or Great Wolf Resorts is reporting its financial results based on IFRS in the reports it files with the SEC, GAAP shall mean IFRS (except where the context requires otherwise); provided that the Company shall not be entitled to make the foregoing election on more than one occasion. In the event the Company makes such election, (i) Great Wolf Resorts shall present comparative financial statements also in accordance with IFRS for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared in accordance with IFRS; (ii) all accounting terms and references in the Indenture to accounting standards shall be deemed to be references to the most comparable terms or standards under IFRS; (iii) the reports filed under “— Certain Covenants — Reports” may contain financial statements prepared in accordance with IFRS, as in effect from time to time, to the extent permitted by the rules and regulations of the SEC; and (iv) any calculation or determination in the Indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Company’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP.

“Grand Mound (Chehalis)” means the Great Wolf Lodge resort in Grand Mound, Washington that is owned by CTGW LLC, a joint venture with The Confederated Tribes of the Chehalis Reservation.

“Grand Mound (Chehalis) Mortgage Loan” means that certain construction loan, dated as of July 27, 2007, in the original maximum principal amount of $102,000,000 by Marshall Financial Group LLC to CTGW LLC, and secured by Grand Mound (Chehalis).

“Grapevine Property” means the Company’s Great Wolf Lodge resort in Grapevine, Texas, including without limitation the real property, improvements, fixtures and other material assets, owned by Great Wolf Lodge of Grapevine, LLC or its Subsidiaries, related to such resort or used or useful in connection therewith.

“Great Wolf Resorts” means Great Wolf Resorts, Inc., a Delaware corporation.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

“Guarantor Payments” means with respect to an LTM Period, the amount of cash paid during such LTM Period by the Company or the Subsidiary Guarantors on behalf of Non-Guarantor Restricted Subsidiaries in respect of operating expenses, interest payments and capital expenditures of the Non-Guarantor Restricted Subsidiaries plus an amount equal to the amount of corporate overhead recorded during the LTM Period that is allocable to the Non-Guarantor Subsidiaries, based on the percentage of consolidated revenue during the LTM Period that was contributed by the Non-Guarantor Restricted Subsidiaries.

“Guarantors” means the Parent Guarantors and the Subsidiary Guarantors.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;

(2) other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

“IFRS” means the International Financial Reporting Standards, as promulgated by the International Accounting Standards Board (or any successor board or agency), as in the effect at the time of the Company’s election to use IFRS.

“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary that (i) does not possess any of the Collateral, (ii) whose total assets, as of that date, are less than $100,000 and (iii) whose total revenues for the most recent 12-month period do not exceed $100,000; provided that a Restricted Subsidiary will not be considered to be an Immaterial Subsidiary if it, directly or indirectly, guarantees or otherwise provides direct credit support for any Indebtedness of the Parent Guarantors or the Company.

“Incidental Liens” means Permitted Liens under clauses (1), (2), (3), (5), (6), (10), (11), (14), (24), (25) and (27) of the definition thereof.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1) in respect of borrowed money;

(2) evidenced by bonds, Notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) in respect of banker’s acceptances;

(4) representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;

(5) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6) representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of Accounting Standards Codification Topic 825-10-25 “Fair Value Option” and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.

“Investment Grade Securities” means:

(1) securities issued or directly and fully guaranteed or insured by the government of the United States of America or any agency or instrumentality thereof (other than Cash Equivalents);

(2) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody’s or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries;

(3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2), which fund may also hold immaterial amounts of cash pending investment or distribution; and

(4) corresponding instruments in countries other than the United States of America customarily utilized for high quality investments.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of joint ventures, loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments” less the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation. The acquisition by the Company or any Restricted Subsidiary of the Company of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “— Certain Covenants — Restricted Payments.” Except as otherwise provided in the Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“LTM Period” means:

(1) with respect to an Investment occurring on or after the first anniversary of the date of the Indenture, the twelve completed calendar months preceding the date of such Investment for which internal financial statements are available; and

(2) with respect to an Investment occurring before the first anniversary of the date of the Indenture, the calendar months completed during the period beginning January 1, 2010 and ending on the date of such Investment for which internal financial statements are available.

“Mason Property” means the Company’s Great Wolf Lodge resort in Mason, Ohio, including without limitation the real property, improvements, fixtures and other material assets, owned by Mason Family Resorts, LLC or its Subsidiaries, related to such resort or used or useful in connection therewith.

“Moody’s” means Moody’s Investors Service, Inc.

“Mortgage Loan Borrower” means a Person who is an obligor on debt secured by a mortgage on the real property held by such Person and/or security interests in the other assets held by such Person, which debt is without recourse (other than customary non-recourse and environmental guarantees or indemnities) to the assets of the Issuers or the Subsidiary Guarantors.

“Net Loss Proceeds” means the aggregate cash and Cash Equivalents received by the Issuers or any of their Subsidiary Guarantors in respect of any Event of Loss (including, without limitation, insurance proceeds from condemnation awards or damages awarded by any judgment), net of:

(1) the reasonable out-of-pocket direct costs relating to such Event of Loss (including, without limitation, legal, accounting, appraisal and insurance adjuster fees);

(2) taxes paid or payable after taking into account any reduction in tax liability due to available tax credits or deductions and any tax sharing arrangements;

(3) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Event of Loss and retained by the Company or any Restricted Subsidiary, as the case may be, after such Event of Loss, including, without limitation, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Event of Loss.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of:

(1) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale;

(2) taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements;

(3) amounts required to be applied to the repayment of Indebtedness secured by, or directly related to, the asset or assets that were the subject of such Asset Sale;

(4) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale;

(5) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon; and

(6) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers’ certificate delivered to the trustee.

“Non-Collateral Asset Sale” means an Asset Sale other than an Asset Sale of Collateral.

“Non-Collateral Asset Sale Offer” has the meaning assigned to that term in the Indenture governing the Notes.

“Non-Core Collateral Asset” means (i) the Undeveloped Land and (ii) those other assets of the Principal Property Subsidiaries that are not real property or buildings thereon.

“Non-Guarantor Restricted Subsidiaries” means Restricted Subsidiaries that are not Subsidiary Guarantors.

“Non-Recourse Debt” means Indebtedness:

(1) as to which neither the Issuers nor any of the Company’s Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise; or

(2) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Issuers or any of the Company’s Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Note Guarantee” means the Guarantee by each Subsidiary Guarantor of the Company’s obligations under the Indenture and the Notes, executed pursuant to the provisions of the Indenture.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent Guarantors” means Great Wolf Resorts and GWR OP General Partner, LLC, a Delaware limited liability company until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, any of the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of the Indenture.

“Permitted Collateral Liens” means:

(1) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company (plus improvements and accessions to such property, or proceeds or distributions thereof); provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(2) Liens on accounts holding Net Loss Proceeds or Net Proceeds from a Collateral Asset Sale to secure the performance of bids, tenders, contracts or similar obligations in respect of construction, replacement, rebuilding or repair of assets that will become Collateral;

(3) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof);

(4) Liens existing on the date of the Indenture;

(5) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or subject to penalties for nonpayment or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(6) Liens imposed by law, such as carriers’, warehousemen’s and landlord’s Liens, in each case, incurred in the ordinary course of business;

(7) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes or other non-monetary encumbrances, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(8) Liens created for the benefit of (or to secure) the Notes (or the Note Guarantees) that were originally issued on the date of the Indenture and not to secure any Additional Notes or Note Guarantees issued to guarantee any Additional Notes;

(9) Liens to secure Permitted Refinancing Indebtedness permitted to be incurred under the Indenture that is issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Issuers, Parent Guarantors or any of the Company’s Restricted Subsidiaries that was permitted to be incurred by clauses (4) and (12) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; provided, however, that:

(a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount plus accrued and unpaid interest, or, if greater, the committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(10) Liens arising from filing of Uniform Commercial Code or similar state law financing statements in connection with operating leases in the ordinary course of business;

(11) Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(12) Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) Leases, licenses, subleases and sublicenses granted to others in the ordinary course of business of the Issuers, the Parent Guarantors or any of the Company’s Restricted Subsidiaries;

(14) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(15) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(16) Customary rights of setoff in respect of unpaid fees and expenses of deposit banks encumbering accounts holding Net Loss Proceeds or Net Proceeds from a Collateral Asset Sale;

(17) Intentionally omitted;

(18) Intentionally omitted;

(19) Intentionally omitted;

(20) other Liens incidental to the conduct of the business of the Company and its Restricted Subsidiaries or the ownership of any of their assets incurred in the ordinary course of business and not incurred in connection with Indebtedness, which Liens do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(21) mechanics’, materialmens’ or other similar Liens arising in the ordinary course of business which are not delinquent for more than 60 days and remain payable without penalty, or which are being contested in good faith and by appropriate proceedings diligently prosecuted, which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto and for which adequate reserves in accordance with GAAP are being maintained; and

(22) other Liens securing obligations that do not exceed $250,000, in the aggregate, at any one time outstanding.

“Permitted Investments” means:

(1) any Investment in the Company or in a Restricted Subsidiary of the Company that is a Subsidiary Guarantor;

(2) any Investment in Cash Equivalents or Investment Grade Securities;

(3) any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary of the Company and a Subsidiary Guarantor; or

(b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company that is a Subsidiary Guarantor;

(4) any Investment made as a result of the receipt of non-cash consideration from a Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “— Repurchase at the Option of Holders — Non-Collateral Asset Sales,” or “— Repurchase at the Option of Holders — Collateral Asset Sales” or any disposition of assets not constituting an Asset Sale;

(5) any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of Great Wolf Resorts;

(6) (a) any Investments received in compromise or resolution of (i) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (ii) litigation, arbitration or other disputes; or (b) as a result of a foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment in default.

(7) Investments represented by Hedging Obligations;

(8) loans or advances to directors employees made in the ordinary course of business of the Company or any Restricted Subsidiary of the Company in an aggregate principal amount not to exceed $250,000 at any one time outstanding;

(9) repurchases of the Notes and related Note Guarantees;

(10) any guarantee of Indebtedness permitted to be incurred by the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” and performance guarantees in the ordinary course of business;

(11) any Investment existing on, or made pursuant to binding commitments existing on, the date of the Indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the Indenture; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the date of the Indenture or (b) as otherwise permitted under the Indenture;

(12) Investments acquired after the date of the Indenture as a result of the acquisition by the Company or any Restricted Subsidiary of the Company of another Person, including by way of a merger, amalgamation or consolidation with or into the Company or any of its Restricted Subsidiaries in one transaction or a series of related transactions not prohibited by the covenant described above under the caption “— Merger, Consolidation or Sale of Assets” after the date of the Indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(13) so long as no Event of Default has occurred and is continuing, other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) that are at the time outstanding not to exceed $2.5 million, net of any return of or on such Investments;

(14) Investments consisting of purchases and acquisitions of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to joint marketing, joint development or similar arrangements with other Persons;

(15) any Investments in receivables owing to the Company or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or such Restricted Subsidiary deems reasonable under the circumstances;

(16) advances, loans, rebates and extensions of credit to suppliers, customers and vendors in the ordinary course of business; and

(17) Investments in prepaid expenses, negotiable instruments held for collection and lease and utility and worker’s compensation deposits provided to third parties in the ordinary course of business.

For the avoidance of doubt, Permitted Investments in joint ventures may be direct or indirect, through an Unrestricted Subsidiary or a holding company.

“Permitted Liens” means:

(1) Liens in favor of the Issuers or the Subsidiary Guarantors;

(2) Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of the Company or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of the Company or is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company;

(3) Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company (plus improvements and accessions to such property, or proceeds or distributions thereof); provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;

(4) Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, performance bonds, surety bonds, bid bonds or good faith deposits to secure bids, tenders, contracts (other than for the payment of Indebtedness) or leases, or deposits to secure public or statutory obligations or deposits of cash or U.S. government bonds to secure surety or appeal bonds, or deposits as security for contested taxes or import duties or for the payment of rent, or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);

(5) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness (plus improvements and accessions to such property, or proceeds or distributions thereof);

(6) Liens existing on the date of the Indenture;

(7) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or subject to penalties for nonpayment or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(8) Liens imposed by law, such as carriers’, warehousemen’s and landlord’s Liens, in each case, incurred in the ordinary course of business;

(9) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes or other non-monetary encumbrances, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(10) Liens created for the benefit of (or to secure) the Notes (or the Note Guarantees);

(11) Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the Indenture; provided, however, that:

(a) the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and

(b) the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount plus accrued and unpaid interest, or, if greater, the committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(12) Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;

(13) Liens arising from filing of Uniform Commercial Code or similar state law financing statements in connection with operating leases in the ordinary course of business;

(14) bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(15) Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;

(16) Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(17) Leases, licenses, subleases and sublicenses granted to others in the ordinary course of business of the Issuers, the Parent Guarantors or any of the Company’s Restricted Subsidiaries;

(18) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(19) Liens to secure Indebtedness permitted by clauses (1), (11) or (13) of the second paragraph of the covenant entitled “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;

(20) other Liens of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding;

(21) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(22) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(23) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(24) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(25) Liens deemed to exist in connection with Investments in repurchase agreements permitted under “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that such Liens do not extend to any assets other than those assets that are the subject of such repurchase agreement;

(26) other Liens incidental to the conduct of the business of the Company and its Restricted Subsidiaries or the ownership of any of their assets not incurred in connection with Indebtedness, which Liens do not in any case materially detract from the value of the property subject thereto or interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(27) Liens securing (w) secured Cash Management Obligations, (x) Hedging Obligations secured by assets securing Credit Facilities, (y) any Hedging Obligations, so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations; and (z) any Hedging Obligations meant to manage the fluctuations of commodity prices; and

(28) mechanics’, materialmens’ or other similar Liens arising in the ordinary course of business which are not delinquent for more than 60 days and remain payable without penalty, or which are being contested in good faith and by appropriate proceedings diligently prosecuted, which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto and for which adequate reserves in accordance with GAAP are being maintained.

“Permitted Payments to Great Wolf Resorts” means, without duplication as to amounts:

(1) payments to Great Wolf Resorts to permit Great Wolf Resorts to pay reasonable, accounting, legal, and other professional and administrative expenses (including franchise taxes and fees) of Great Wolf Resorts when incurred in the ordinary course and due;

(2) payments to Great Wolf Resorts to permit Great Wolf Resorts to pay reasonable director fees and other reasonable public company expenses that are customary for public companies similar to Great Wolf Resorts;

(3) payments to Great Wolf Resorts to permit Great Wolf Resorts to make lease payments for its corporate offices;

(4) payments to Great Wolf Resorts of amounts due and payable under a Tax Sharing Agreement, if any; and

(5) any “deemed dividend” for accounting purposes resulting from, or in connection with, the filing of a consolidated or combined federal income tax return by Great Wolf Resorts or any direct or indirect parent of the Company (and not involving any cash distribution from the Company except as permitted by the Tax Sharing Agreement).

“Permitted Refinancing Indebtedness” means any Indebtedness, Disqualified Stock or preferred stock of the Issuers, Parent Guarantors or any of the Company’s Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of the Issuers, Parent Guarantors or any of the Company’s Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity that is (a) equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or preferred stock being renewed, refunded, refinanced, replaced, defeased or discharged or (b) more than 90 days after the final maturity date of the Notes;

(3) if Disqualified Stock or preferred stock is being renewed, refunded, refinanced, replaced, defeased or discharged, than such Permitted Refinancing Indebtedness must be Disqualified Stock or preferred stock, respectively;

(4) if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the holders of Notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(5) any Permitted Refinancing Indebtedness may not be incurred by an Issuer or a Guarantor to renew, refund, refinance, replace, defease or discharge the Indebtedness of a Person who is not an Issuer or a Guarantor.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Pittsburgh Joint Venture” means the proposed joint venture between Great Wolf Resorts (or its Affiliates) and Zamias Corporation (or its Affiliates) to develop and operate a new Great Wolf Lodge resort located adjacent to The Galleria at Pittsburgh Mills in Tarentum, Pennsylvania.

“Principal Property” means the Williamsburg Property, Grapevine Property or Mason Property.

“Principal Property Subsidiary” means Mason Family Resorts, LLC, a Delaware limited liability company, Great Wolf Lodge of Grapevine, LLC, a Delaware limited liability company or Great Wolf Williamsburg SPE, LLC, a Delaware limited liability company, together with all Subsidiaries of each of them, and any direct or indirect Subsidiary of the Company that owns any portion of the Principal Properties.

“Qualifying Equity Interests” means Equity Interests of the Company other than Disqualified Stock.

“Responsible Officer” of any Person means the chief executive officer, the president, any vice president, the chief operating officer or any financial officer of such Person and any other officer or similar official thereof responsible for the administration of the obligations of such Person in respect of the Notes.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary. For the avoidance of doubt, for purposes of the calculation of the Fixed Charge Coverage Ratio and the Senior Secured Leverage Ratio, the Issuers shall be deemed to be Restricted Subsidiaries of Great Wolf Resorts.

“S&P” means Standard & Poor’s Ratings Group.

“Senior Secured Indebtedness” means with respect to any Person, as of any date, the total consolidated Indebtedness of such Person and its Restricted Subsidiaries that is secured by a Lien (other than a Permitted

Lien pursuant to clauses (4), (7), (8), (9), (12), (13), (14), (15), (16), (17), (18), (21), (22), (23), (24), (25) and (26) of the definition of Permitted Liens, net (in the case of the calculation of the Senior Secured Indebtedness of Great Wolf Resorts) of any unrestricted cash shown on the last available quarterly consolidated balance sheet of Great Wolf Resorts and its Restricted Subsidiaries.

“Senior Secured Leverage Ratio” means, on any date, the ratio of total Senior Secured Indebtedness on such date to Consolidated EBITDA for the period of four consecutive fiscal quarters most recently ended on or prior to such date. The Senior Secured Leverage Ratio shall be subject to the same adjustments as those specified in the second paragraph of the definition of “Fixed Charge Coverage Ratio,” to the extent applicable.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the Indenture.

“Special Interest” has the meaning assigned to that term pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the Indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means (a) with respect to the Company, any Indebtedness of the Company that is by its terms subordinated in right of payment to the Notes pursuant to a written agreement, and (b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor that is by its terms subordinated in right of payment to the Note Guarantee of such Subsidiary Guarantor pursuant to a written agreement. For the purposes of the foregoing, for the avoidance of doubt, no Indebtedness shall be deemed to be subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured or secured by a lower priority Lien or by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them.

“Subordinated Notes” means those certain junior subordinated notes of the Company issued to Trust I in March 2005 and Trust III in June 2007 under the Subordinated Notes Indentures on the terms as in effect on the date of the Indenture.

“Subordinated Notes Indentures” means, collectively, the Trust I Indenture and the Trust III Indenture.

“Subsidiary” means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantors” means any Subsidiary of the Company that executes a Note Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the Indenture.

“Tax Sharing Agreement” means any tax allocation agreement between the Company or any of its Subsidiaries with any of the Parent Guarantors, or any other direct or indirect shareholder of the Company, in each such case with respect to tax returns reflecting the income or assets of the Company or any of its Subsidiaries, but only to the extent that amounts payable from time to time by the Company or any such Subsidiary under any such agreement do not exceed the lesser of (1) the corresponding tax payments that the Company or such Subsidiary would have been required to make to any relevant taxing authority had the Company or such Subsidiary filed returns including only the Company or its Subsidiaries, and (2) the net amount of relevant tax that Great Wolf Resorts actually owes to the appropriate taxing authority.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Make-Whole Redemption Date or, in the case of defeasance or discharge, the date of deposit (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to April 1, 2014; provided, however, that if the period from the redemption date to April 1, 2014, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust I” means Great Wolf Capital Trust I.

“Trust I Indenture” means the junior subordinated notes indenture between Great Wolf Resorts and JPMorgan Chase Bank, National Association, dated March 15, 2005, which provides for the issuance of its unsecured junior subordinate notes issued to evidence loans made to Great Wolf Resorts of the proceeds from the issuance by Trust I of certain Trust I securities.

“Trust III” means Great Wolf Capital Trust III.

“Trust III Indenture” means the junior subordinated notes indenture between the Company and Wells Fargo Bank, N.A., dated June 15, 2007, which provides for the issuance of its unsecured junior subordinate notes issued to evidence a loan made to Great Wolf Resorts of the proceeds from the issuance by Trust III of certain Trust III securities.

“Undeveloped Land” means (i) those portions of the Grapevine Property known as Lot 2-R, Lot 3-R and Lot 4-R, Block 1R, (ii) the portion of the Williamsburg Property known as “Parcel D,” and (iii) any undeveloped part of the portion of the Williamsburg Property known as “Parcel A” to the extent that (a) such undeveloped part consists, on or after the date of the Indenture, of a separate real estate tax parcel and has been legally subdivided from the remainder of such “Parcel A,” and (b) such undeveloped part is not necessary for Great Wolf Williamsburg SPE LLC’s physical operation or use of the Williamsburg Property for its then current use or Great Wolf Williamsburg SPE, LLC has entered or will enter into a reciprocal easement agreement or other agreement with respect to any necessary use of such undeveloped part.

“Unrestricted Subsidiary” means any Subsidiary of the Company (other than the Principal Property Subsidiaries or any successor to any of them) that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1) has no Indebtedness other than Non-Recourse Debt;

(2) except as permitted by the covenant described above under the caption “— Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) will at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

“Williamsburg Property” means the Company’s Great Wolf Lodge resort in Williamsburg, Virginia, including without limitation the real property, improvements, fixtures and other material assets, owned by Great Wolf Williamsburg SPE, LLC or its Subsidiaries, related to such resort or used or useful in connection therewith.

“Without Recourse” means, with respect to an item of Indebtedness and assets, that such Indebtedness is without recourse to such assets, except for customary non-recourse carve-out or environmental guarantees or indemnities that have not been called; provided that, at the time any such guarantees or indemnities are called, such Indebtedness shall no longer be Without Recourse to such assets.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to the exchange of initial notes for exchange notes (collectively referred to as “Notes”) pursuant to the exchange offer and the ownership and disposition of exchange notes acquired by U.S. Holders and Non-U.S. Holders (each as defined below and collectively referred to as “Holders”) pursuant to the exchange offering. Subject to the limitations and qualifications set forth in this Registration Statement (including exhibit 8.1 thereto), this discussion is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel. This discussion does not purport to be a complete analysis of all potential tax effects and does not address all of the U.S. federal income tax considerations that may be relevant to a Holder in light of such Holder’s particular circumstances (for example, United States Holders subject to the alternative minimum tax provisions of the Code) or to persons that are subject to special tax rules. In particular, the discussion deals only with Notes held as “capital assets” within the meaning of Section 1221 of the Code. This description of certain U.S. federal income tax consequences does not address the tax treatment of special classes of Holders, such as:

•	financial institutions,

•	regulated investment companies,

•	real estate investment trusts,

•	partnership or other pass-through entities (or investors in such entities),

•	tax-exempt entities,

•	insurance companies,

•	persons holding the Notes as part of a hedging, integrated, or conversion transaction, constructive sale or “straddle,”

•	U.S. expatriates,

•	persons subject to the alternative minimum tax, and

•	dealers or traders in securities or currencies.

This summary does not address U.S. federal estate and gift tax consequences or tax consequences under any state, local or foreign laws.

For purposes of this discussion, you are a “U.S. Holder” if you are a beneficial owner of Notes and you are for U.S. federal income tax purposes (1) an individual who is a citizen or a resident alien of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

For purposes of this discussion, you are a “Non-U.S. Holder” if you are a beneficial owner of Notes, you are not a U.S. Holder and you are an individual, corporation (or other entity created under non-U.S. law and treated as a corporation for U.S. federal income tax purposes), estate or trust.

If an entity treated as a partnership for U.S. federal tax purposes holds Notes, the U.S. federal income tax treatment of a partner (or other owner) will depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of such an entity that holds Notes, you should consult your tax advisor regarding the tax consequences of the entity exchanging initial notes for exchange notes and of holding and disposing of exchange notes.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and final, temporary and proposed Treasury regulations (“Treasury Regulations”) — all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe herein.

Prospective investors should consult their own tax advisors with regard to the application of the tax consequences discussed below to their particular situations as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Tax Consequences to U.S. Holders

This section applies to you if you are a U.S. Holder, as defined above. This discussion assumes that you have not made the election to treat all interest as OID, as discussed below.

Exchange Offer

Exchanging an initial note for an exchange note will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, you will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the initial note and the initial basis in an exchange note will be the same as the adjusted basis in the initial note.

Payments of Stated Interest

Absent an election to the contrary (see “— Original Issue Discount — Election to treat all interest as OID,” below) and subject to the possible treatment of the exchange notes as contingent payment debt instruments (“CPDIs”) (see “— Payments upon a Change of Control or Other Circumstances,” below), you will be taxed on qualified stated interest (“QSI”) on your exchange notes as ordinary income at the time it accrues or is received, depending on your method of accounting for U.S. federal income tax purposes. We expect the regular interest payments made on the exchange notes to be treated as QSI. An interest payment on a debt instrument is QSI if it is one of a series of stated interest payments on a debt instrument that are unconditionally payable at least annually at a single fixed rate, applied to the outstanding principal amount of the debt instrument.

Original Issue Discount

Because the initial notes were issued with original issue discount (“OID”), the exchange notes should be treated as having been issued with OID for U.S. federal income tax purposes. The following is a summary of the OID rules and their application to the exchange notes.

You will be required to include OID in gross income (as ordinary income) for U.S. federal income tax purposes as it accrues (regardless of your method of accounting for U.S. federal income tax purposes), which may be in advance of receipt of the cash attributable to that income. OID accrues under the constant-yield method, based on a compounded yield to maturity, as described below. Accordingly, you will be required to include in income increasingly greater amounts of OID in successive accrual periods, unless the accrual periods vary in length (as described below).

The annual amounts of OID that you must include in income will equal the sum of the “daily portions” of the OID with respect to an exchange note for all days on which you own the exchange note during the taxable year. You determine the daily portions of OID by allocating to each day in an “accrual period” the pro rata portion of the OID that is allocable to that accrual period. The term “accrual period” means an interval of time with respect to which the accrual of OID is measured and which may vary in length over the term of an exchange note provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on either the first or last day of an accrual period.

The amount of OID allocable to an accrual period is the excess of:

•	the product of the “adjusted issue price” of the exchange note at the beginning of the accrual period and its “yield to maturity,” over

•	the aggregate amount of any QSI payments allocable to the accrual period.

Subject to the discussion relating to CPDIs (see “— Payments upon a Change of Control or Other Circumstances,” below), all of the stated interest on the exchange notes should constitute QSI. The adjusted issue price of an exchange note at the beginning of the first accrual period is its issue price, and, on any day thereafter, it is the sum of the issue price and the amount of OID previously included in gross income, reduced by the amount of any payment (other than a payment of QSI) previously made on the exchange note. If an interval between payments of QSI on an exchange note contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you must allocate the amount of QSI payable at the end of the interval, including any QSI that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you must increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any QSI that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. If all accrual periods are of equal length except for a shorter initial and/or final accrual period, you can compute the amount of OID allocable to the initial period using any reasonable method; however, the OID allocable to the final accrual period will always be the difference between the amount payable at maturity (other than a payment of QSI) and the adjusted issue price at the beginning of the final accrual period.

Election to treat all interest as OID.  You may elect to include in gross income all interest that accrues on your exchange note using the constant-yield method described above, with the modifications described below.

If you make this election for your exchange note, then, when you apply the constant-yield method:

•	the issue price of your exchange note will equal your initial basis in the exchange note,

•	the issue date of your exchange note will be the date you acquired the initial note, and

•	no payments on your exchange note will be treated as payments of QSI.

This will apply only to the exchange note for which you make such election; however, if the exchange note has bond premium (described below under “— Market Discount, Acquisition Premium and Bond Premium — Bond Premium”), you will be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) that such holder holds at the beginning of the taxable year to which the election applies or any taxable year thereafter. Additionally, if you make this election for a market discount note, you will be treated as having made the election discussed below under “— Market Discount, Acquisition Premium and Bond Premium — Market Discount” to include market discount in income currently over the life of all debt instruments that you hold at the time of the election or acquire thereafter. You may not revoke an election to apply the constant-yield method to all interest on an exchange note without the consent of the IRS.

Market Discount, Acquisition Premium and Bond Premium

Market Discount.  If you purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount that is less than its “revised issue price,” the amount of the difference should be treated as market discount for U.S. federal income tax purposes. Any market discount applicable to an initial note should carry over to the exchange note received in exchange therefor. The amount of any market discount will be treated as de minimis and disregarded if it is less than one-quarter of one percent of the revised issue price of the initial note, multiplied by the number of complete years to maturity. For this purpose, the “revised issue price” of an initial note equals the issue price of the initial note, increased by the amount of any OID previously accrued on the initial note (without regard to the amortization of any acquisition premium). Although the Code does not expressly so provide, the revised issue price of the initial note is decreased by the amount of any payments previously made on the initial note (other than payments of qualified stated interest). The rules described below do not apply to you if you purchased an initial note that has de minimis market discount.

Under the market discount rules, you are required to treat any principal payment on, or any gain on the sale, exchange, redemption or other disposition of, an exchange note as ordinary income to the extent of any accrued market discount (on the initial note or the exchange note) that has not previously been included in income. If you dispose of an exchange note in an otherwise nontaxable transaction (other than certain specified nonrecognition transactions), you will be required to include any accrued market discount as ordinary income as if you had sold the exchange note at its then fair market value. In addition, you may be required to defer, until the maturity of the exchange note or its earlier disposition in a taxable transaction, the deduction of a portion of the interest expense on any indebtedness incurred or continued to purchase or carry the initial note or the exchange note received in exchange therefor.

Market discount accrues ratably during the period from the date on which you acquired the initial note through the maturity date of the exchange note (for which the initial note was exchanged), unless you make an irrevocable election to accrue market discount under a constant yield method. You may elect to include market discount in income currently as it accrues (either ratably or under the constant-yield method), in which case the rule described above regarding deferral of interest deductions will not apply. If you elect to include market discount in income currently, your adjusted basis in an exchange note will be increased by any market discount included in income. An election to include market discount currently will apply to all market discount obligations acquired during or after the first taxable year in which the election is made, and the election may not be revoked without the consent of the IRS. If a you make the election described above in “— Original Issue Discount — Election to treat all interest as OID” for a market discount note, you would be treated as having made an election to include market discount in income currently under a constant yield method, as discussed in this paragraph.

Acquisition Premium.  If you purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount that is less than or equal to the sum of all amounts (other than QSI) payable on the initial note after the purchase date but is greater than the revised issue price (as defined in “— Market Discount,” above) of such initial note, the excess is acquisition premium. Any acquisition premium applicable to an initial note should carry over to the exchange note received in exchange therefor. If you do not elect to include all interest income on the exchange notes in gross income under the constant yield method (see “— Original Issue Discount — Election to Treat All Interest as OID,” above), your accruals of OID will be reduced by a fraction equal to (i) the excess of your adjusted basis in the initial note immediately after the purchase over the revised issue price of the initial note, divided by (ii) the excess of the sum of all amounts payable (other than QSI) on the initial note after the purchase date over the revised issue price of the initial note.

Bond Premium.  If you purchased an initial note (which will be exchanged for an exchange note pursuant to the exchange offer) for an amount in excess of its principal amount, the excess will be treated as bond premium. Any bond premium applicable to an initial note should carry over to the exchange note received in exchange therefor. You may elect to amortize bond premium over the remaining term of the exchange note on a constant yield method. In such case, you will reduce the amount required to be included in income each year with respect to interest on your exchange note by the amount of amortizable bond premium allocable to that year. The election, once made, is irrevocable without the consent of the IRS and applies to all taxable bonds held during the taxable year for which the election is made or subsequently acquired. If you elected to amortize bond premium on an initial note, such election should carry over to the exchange note received in exchange therefor. If you do not make this election, you will be required to include in gross income the full amount of interest on the exchange note in accordance with your regular method of tax accounting, and will include the premium in your tax basis for the exchange note for purposes of computing the amount of your gain or loss recognized on the taxable disposition of the exchange note. You should consult your own tax advisors concerning the computation and amortization of any bond premium on the exchange note.

Payments upon a Change of Control or Other Circumstances

We may be obligated to pay amounts in excess of stated interest or principal on the exchange notes in the event of a Change of Control or other circumstances. If such payments are treated as subject to either a remote or incidental contingency, the tax consequences of your ownership and disposition of exchange notes acquired pursuant to the exchange offering would be as provided for in the rest of this discussion. If, however, the contingencies relating to one or more of such payments are treated as both not remote and not incidental, the exchange notes would be treated as contingent payment debt instruments.

There is no specific guidance as to when a contingency is remote or incidental. We intend to take the position that the contingencies relating to payments upon a Change of Control or other circumstances are remote or incidental for purposes of the CPDI rules. Our determination that these contingencies are remote or incidental is binding on you, unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the IRS, and the IRS may challenge these determinations.

If the exchange notes were deemed to be CPDIs, you would be required to treat any gain recognized on the sale or other disposition of the exchange notes as ordinary income rather than as capital gain. Furthermore, you would be required to accrue interest income on a constant yield basis at an assumed yield determined at the time of issuance of the exchange notes, with adjustments to such accruals when any contingent payments are made that differ from the payments calculated based on the assumed yield. This discussion assumes that the exchange notes will not be considered CPDIs.

Sale, Exchange and Retirement of the Exchange Notes

You will recognize capital gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of your exchange notes in an amount equal to the difference between (i) the amount of cash and the fair market value of other property you receive (other than amounts in respect of accrued stated interest, which will be taxable as ordinary income to the extent not previously included in income), and (ii) your adjusted tax basis in your exchange notes at the time of disposition. Your adjusted tax basis in an exchange note will be the price you paid for the initial note, increased by any OID and market discount previously included in gross income and reduced (but not below zero) by amortized bond premium and payments, if any, you previously received other than QSI interest payments. This gain or loss will be a capital gain or loss (except to the extent of accrued interest not previously includible in income or to the extent the market discount rules require the recognition of ordinary income). If you are a non-corporate U.S. Holder, you may be eligible for a reduced rate of taxation if you have held the exchange notes for more than one year. The deductibility of capital losses is subject to limitations.

New Legislation.  Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, interest on and capital gains from the sale or other disposition of exchange notes for taxable years beginning after December 31, 2012. You should consult your own tax advisor regarding the effect, if any, of this legislation on your ownership and disposition of the exchange notes.

Information Reporting and Backup Withholding

Information reporting requirements will apply to U.S. Holders other than certain exempt recipients with respect to certain payments of interest and accruals of OID on exchange notes and the proceeds of disposition (including a retirement or redemption of an exchange note). In addition, certain payments to you will be subject to backup withholding if you:

•	fail to provide a correct taxpayer identification number (which, if you are an individual, would ordinarily be your Social Security Number),

•	have been notified by the IRS that you are subject to backup withholding,

•	fail to certify that you are exempt from withholding, or

•	otherwise fail to comply with applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is timely furnished to the IRS. You should consult your tax advisor regarding the application of backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

Tax Consequences to Non-U.S. Holders

This section applies to you if you are a Non-U.S. Holder, as defined above.

The rules governing U.S. federal income taxation of Non-U.S. Holders are complex. Non-U.S. Holders should consult with their own tax advisors to determine the effect of U.S. federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the exchange notes, including any reporting requirements.

Exchange Offer

You should not recognize gain or loss upon receipt of an exchange note in exchange for an initial note pursuant to the exchange offer.

Payments of Interest on Exchange Notes

Subject to the discussion below concerning backup withholding, payments in respect of interest on an exchange note (which, for purposes of the Non-U.S. Holder discussion, includes any accrued OID) will not be subject to U.S. federal income tax or withholding tax, if:

•	you do not own, actually or constructively, for U.S. federal income tax purposes, 10% or more of the total combined voting power of all classes of the stock of Great Wolf Resorts, Inc. entitled to vote,

•	you are not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to Great Wolf Resorts, Inc. through equity ownership,

•	you are not considered a bank for purposes of these rules, and

•	you provide a properly completed IRS Form W-8BEN certifying your non-U.S. status.

The gross amount of payments of interest that do not qualify for the exception from withholding described above will be subject to U.S. withholding tax at a rate of 30%, unless (A) you provide a properly completed IRS Form W-8BEN claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with your conduct of a U.S. trade or business and you provide a properly completed IRS Form W-8ECI or Form W-8BEN.

Payments Upon a Change of Control or Other Circumstances

We may be obligated to pay amounts in excess of stated interest or principal on the exchange notes in the event of a Change of Control or other circumstances. We believe that the likelihood that we will be obligated to make any such payments is remote. If any such payments are made, they may be treated as interest, subject to the rules described above and below, as additional amounts paid for the exchange notes and subject to the rules applicable to taxable dispositions of exchange notes discussed below, or as other income subject to U.S. federal withholding tax. A Non-U.S. Holder who is subject to U.S. federal withholding tax on any additional payments should consult its own tax advisor as to whether it can obtain a refund for all or a portion of the withholding tax.

Sale, Exchange or Disposition of the Exchange Notes

Subject to the discussion below concerning backup withholding, you will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other taxable disposition of the exchange notes, unless:

•	you are an individual present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met, in which case you will be subject to a flat 30% tax (or a lower applicable treaty rate) with respect to such gain (offset by certain U.S. source capital losses), or

•	such gain is effectively connected with your conduct of a trade or business in the United States, in which case you will be subject to tax as described below under “Income Effectively Connected with a U.S. Trade or Business.”

Any amounts in respect of accrued interest recognized on the sale, exchange or other taxable disposition of an exchange note will not be subject to U.S. federal withholding tax, unless the such disposition is part of a plan the principal purpose of which is to avoid tax and the withholding agent has actual knowledge or reason to know of such plan.

Income Effectively Connected with a U.S. Trade or Business

If you are engaged in a trade or business in the United States and if payments in respect of interest on the exchange notes or gain realized on the disposition of exchange notes is effectively connected with the conduct of such trade or business, you will be subject to regular U.S. federal income tax on the interest or gain on a net income basis in the same manner as if you were a U.S. Holder, unless an applicable income tax treaty provides otherwise. However, the interest or gain in respect of the exchange notes would be exempt from U.S. federal withholding tax if you claim the exemption by providing a properly completed IRS Form W-8ECI or W-8BEN. In addition, if you are a foreign corporation, you may also be subject to a branch profits tax on your effectively connected earnings and profits for the taxable year, subject to certain adjustments, at a rate of 30% unless reduced or eliminated by an applicable tax treaty.

Information Reporting and Backup Withholding

Unless certain exceptions apply, we must report to the IRS and to you any payments to you in respect of interest during the taxable year. Under current U.S. federal income tax law, backup withholding tax will not apply to payments of interest by us or our paying agent on the exchange notes, if you provide us with a properly competed IRS Form W-8BEN, provided that we or our paying agent, as the case may be, do not have actual knowledge or reason to know that the payee is a U.S. person.

Payments pursuant to the sale, exchange or other disposition of the exchange notes, made to or through a foreign office of a foreign broker, other than payments in respect of interest, will not be subject to information reporting and backup withholding; provided that information reporting may apply if the foreign broker has certain connections to the United States, unless the beneficial owner of the exchange notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments made to or through a foreign office of a U.S. broker will not be subject to backup withholding, but are subject to information reporting unless the beneficial owner of the exchange notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption. Payments to or through a U.S. office of a broker, however, are subject to information reporting and backup withholding, unless the beneficial owner of the exchange notes certifies, under penalties of perjury, that it is not a U.S. person, or otherwise establishes an exemption.

Backup withholding is not an additional tax; any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS. You should consult your tax advisor regarding the application of information reporting and backup withholding in your particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for initial notes acquired by such broker-dealer as a result of market making or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales, offers to resell or other transfers of the exchange notes received by it in connection with the exchange offer. Accordingly, each such broker-dealer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of this exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until          , all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will opine that the exchange notes and guarantees are binding obligations of the registrants. Michael Best & Friedrich LLP will pass on certain legal matters of Wisconsin law relating to the guarantee by BHMH, LLC. McDermott Will & Emery LLP will pass on certain legal matters of Texas law relating to the guarantee by Grapevine Beverage, Inc. Paul, Weiss, Rifkind, Wharton & Garrison LLP has relied upon the opinions of these other firms as to matters of state law in the indicated jurisdictions.

EXPERTS

The consolidated financial statements of Great Wolf Resorts and its subsidiaries as of December 31, 2009 and 2008 and for each of the two years in the period ended December 31, 2009, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of Great Wolf Resorts for the year ended December 31, 2007 included in this prospectus and in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere within the registration statement (which report expressed an unqualified opinion and included an explanatory paragraph relating to Great Wolf Resorts, Inc.’s adoption of new accounting guidance related to noncontrolling interests and retrospectively adjusting its consolidated financial statements). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of CNL Income GW Partnership, LLLP and Subsidiaries as of December 31, 2008 and for the year then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 to register the exchange notes. Upon the effectiveness of this registration statement on Form S-4, we will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will be required to file reports and other information with the SEC. Great Wolf Resorts, our parent company, is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports, proxy statements and other information with the Commission. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement. For further information about us and the exchange notes offered in this prospectus, you should refer to the registration statement and its exhibits. You may read and copy any document we file with the Commission at the Commission’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these reports, proxy statements and information may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the Commission maintains a web site that contains reports, proxy statements and other information regarding registrants, such as us, that file electronically with the Commission. The address of this web site is http://www.sec.gov.

Anyone who receives a copy of this prospectus may obtain a copy of the Indenture and the Collateral Documents without charge by writing to Great Wolf Resorts, Inc., Attn.: Corporate Secretary, 525 Junction Road, South Tower, Suite 6000, Madison, Wisconsin 53717, 608-662-4700.

CNL Income GW Partnership, LLLP and Subsidiaries

Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Great Wolf Resorts, Inc.

We have audited the accompanying consolidated balance sheets of Great Wolf Resorts, Inc. (a Delaware Corporation) and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, equity and cash flows for each of the two years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/  GRANT THORNTON LLP

Madison, Wisconsin
March 2, 2010, except for Notes 14 and 15, as to which the date is September 13, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Great Wolf Resorts, Inc.
Madison, Wisconsin

We have audited the accompanying consolidated statements of operations and comprehensive loss, equity and cash flows of Great Wolf Resorts, Inc. and subsidiaries (the “Company”) for the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of the Company for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, on January 1, 2009, the Company adopted new accounting guidance related to noncontrolling interests and retrospectively adjusted the consolidated financial statements for the changes.

/s/  DELOITTE & TOUCHE, LLP

Milwaukee, Wisconsin
March 5, 2008, except the retrospective adoption of new accounting guidance related to noncontrolling interests described in for Note 2, as to which the date is February 24, 2010, and Note 14, as to which the date is September 10, 2010.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
	(Dollars in thousands,
	except per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$20,913	$14,231
Escrows	5,938	2,555
Accounts receivable, net of allowance for doubtful accounts of $101 and $114	2,192	2,167
Accounts receivable — affiliates, net of allowance for doubtful accounts of $1,201 in 2008	2,614	925
Inventory	4,791	4,265
Other current assets	4,252	3,055

Total current assets	40,700	27,198
Property and equipment, net	676,405	716,173
Investment in and advances to affiliates	27,484	43,855
Notes receivable	8,268	3,248
Other assets	29,058	25,758
Intangible assets	23,829	23,829

Total assets	$805,744	$840,061

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$16,126	$81,464
Accounts payable	5,078	23,217
Accrued expenses	21,970	22,565
Accrued expenses — affiliates	—	1,806
Advance deposits	7,114	7,498
Gift certificates payable	5,946	5,416

Total current liabilities	56,234	141,966
Mortgage debt	441,724	333,259
Other long-term debt	92,221	92,328
Deferred compensation liability	809	568

Total liabilities	590,988	568,121
Commitments and contingencies
Stockholders’ Equity:
Common stock, $0.01 par value, 250,000,000 shares authorized, 31,278,889 and 30,982,646 shares issued and outstanding at December 31, 2009 and 2008	313	310
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding at December 31, 2009 and 2008	—	—
Additional paid-in capital	400,930	399,641
Accumulated deficit	(186,287)	(127,811)
Deferred compensation	(200)	(200)

Total stockholders’ equity	214,756	271,940

Total liabilities and stockholders’ equity	$805,744	$840,061

See accompanying notes to consolidated financial statements.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands, except per share data)

Revenues:
Rooms	$154,751	$143,395	$112,261
Food and beverage	42,643	38,808	29,588
Other hotel operations	38,377	35,365	27,085
Management and other fees	1,990	2,798	2,855
Management and other fees — affiliates	4,973	5,346	4,314

	242,734	225,712	176,103
Other revenue from managed properties-affiliates	17,132	19,826	11,477
Other revenue from managed properties	4,166	—	—

Total revenues	264,032	245,538	187,580

Operating expenses by department:
Rooms	22,449	20,134	15,716
Food and beverage	33,217	30,990	25,196
Other	32,124	28,959	23,104
Other operating expenses:
Selling, general and administrative	60,986	51,902	47,915
Property operating costs	37,788	37,086	30,555
Depreciation and amortization	56,378	46,081	36,372
Impairment loss on investment in affiliates	—	18,777	—
Goodwill impairment	—	17,430	—
Asset impairment loss	24,000	—	—
Loss on disposition of property	255	19	128

	267,197	251,378	178,986
Other expenses from managed properties-affiliates	17,132	19,826	11,477
Other expenses from managed properties	4,166	—	—

Total operating expenses	288,495	271,204	190,463

Net operating loss	(24,463)	(25,666)	(2,883)
Gain on sale of unconsolidated affiliate	(962)	—	—
Investment income — affiliates	(1,330)	(2,187)	(667)
Interest income	(642)	(1,424)	(2,758)
Interest expense	34,072	27,277	14,887

Loss before income taxes and equity in unconsolidated affiliates	(55,601)	(49,332)	(14,345)
Income tax expense (benefit)	440	(11,956)	(5,859)
Equity in unconsolidated affiliates, net of tax	2,435	3,349	1,547

Net loss.	(58,476)	(40,725)	(10,033)
Net loss attributable to noncontrolling interest, net of tax.	—	—	(452)

Net loss attributable to Great Wolf Resorts, Inc.	$(58,476)	$(40,725)	$(9,581)

Basic loss per common share	$(1.90)	$(1.32)	$(0.31)

Diluted loss per common share	$(1.90)	$(1.32)	$(0.31)

Weighted average common shares outstanding:
Basic	30,749,318	30,827,860	30,533,249

Diluted	30,749,318	30,827,860	30,533,249

Other comprehensive loss, net of tax:
Net loss.	$(58,476)	$(40,725)	$(10,033)
Unrealized (gain) loss on interest rate swap	—	(387)	387

Comprehensive loss	(58,476)	(40,338)	(10,420)
Comprehensive loss attributable to noncontrolling interest	—	—	(452)

Comprehensive loss attributable to Great Wolf Resorts, Inc.	$(58,476)	$(40,338)	$(9,968)

See accompanying notes to consolidated financial statements.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

			Additional
	Common	Common	Paid-in	Accumulated	Deferred	Accumulated Other	Noncontrolling	Total
	Shares	Stock	Capital	Deficit	Compensation	Comprehensive Loss	Interest	Equity
	(Dollars in thousands, except per share data)

Balance, January 1, 2007	30,509,320	$305	$396,909	$(77,505)	$(2,200)	$—	$5,757	$323,266
Issuance of non-vested equity shares	189,363	2	—	—	—	—	—	2
Stock-based compensation	—	—	2,850	—	—	—	—	2,850
Unrealized loss on interest rate swap, net of tax	—	—	—	—	—	(387)	—	(387)
Net loss attributable to noncontrolling interest	—	—	—	—	—	—	(452)	(452)
Net loss attributable to Great Wolf Resorts, Inc.	—	—	—	(9,581)	—	—	—	(9,581)
Purchase of noncontrolling interest	—	—	—	—	—	—	(5,305)	(5,305)

Balance, December 31, 2007	30,698,683	307	399,759	(87,086)	(2,200)	(387)	—	310,393
Issuance of non-vested equity shares	283,963	3	—	—	—	—	—	3
Sale of common stock — deferred compensation plan	—	—	(2,000)	—	2,000	—	—	—
Stock-based compensation	—	—	1,882	—	—	—	—	1,882
Unrealized gain on interest rate swap, net of tax	—	—	—	—	—	387	—	387
Net loss attributable to Great Wolf Resorts, Inc.	—	—	—	(40,725)	—	—	—	(40,725)

Balance, December 31, 2008	30,982,646	310	399,641	(127,811)	(200)	—	—	271,940
Issuance of non-vested equity shares	296,243	3	—	—	—	—	—	3
Stock-based compensation	—	—	1,289	—	—	—	—	1,289
Net loss attributable to Great Wolf Resorts, Inc.	—	—	—	(58,476)	—	—	—	(58,476)

Balance, December 31, 2009	31,278,889	$313	$400,930	$(186,287)	$(200)	$—	$—	$214,756

See accompanying notes to consolidated financial statements.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)

Operating activities:
Net loss.	$(58,476)	$(40,725)	$(10,033)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	56,378	46,081	36,372
Bad debt expense	680	1,305	154
Impairment loss on investment in affiliates	—	18,777	—
Goodwill impairment	—	17,430	—
Non-cash employee and director compensation	1,138	250	5,080
Loss on disposition of property	255	19	128
Asset impairment loss	24,000	—	—
Gain on sale of unconsolidated affiliate	(962)	—	—
Equity in losses of unconsolidated affiliates	2,416	4,421	2,616
Deferred tax expense (benefit)	131	(14,072)	(7,417)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(8,865)	(1,916)	(4,399)
Accounts payable, accrued expenses and other liabilities	(4,480)	1,964	7,250

Net cash provided by operating activities	12,215	33,534	29,751

Investing activities:
Capital expenditures for property and equipment	(49,258)	(134,967)	(171,884)
Loan repayment from unconsolidated affiliate	9,225	3,168	—
Investment in unconsolidated affiliates	(303)	(10,430)	(24,058)
Proceeds from sale of interest in unconsolidated affiliate	6,000	—	—
Investment in development	834	(2,255)	(10,276)
Issuance of notes receivable	—	—	(3,263)
Proceeds from sale of assets	66	—	—
Decrease in restricted cash	160	55	2,289
(Increase) decrease in escrows	(3,383)	(183)	225

Net cash used in investing activities	(36,659)	(144,612)	(206,967)

Financing activities:
Principal payments on long-term debt	(8,031)	(57,294)	(1,350)
Proceeds from issuance of long-term debt	51,051	168,042	108,263
Payment of loan costs	(11,894)	(4,036)	(978)
Purchase of noncontrolling interests	—	—	(6,900)

Net cash provided by financing activities	31,126	106,712	99,035

Net increase (decrease) in cash and cash equivalents	6,682	(4,366)	(78,181)
Cash and cash equivalents, beginning of year	14,231	18,597	96,778

Cash and cash equivalents, end of year	$20,913	$14,231	$18,597

Supplemental cash flow information:
Cash paid for interest, net of capitalized interest	$33,458	$26,749	$13,404
Cash paid for income taxes, net of refunds	$411	$597	$(312)
Non-cash items:
Construction in process accruals	$20	$6,969	$9,728
Guarantee on loan for unconsolidated affiliate	$—	$—	$1,180

See accompanying notes to consolidated financial statements.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands, except per share amounts)

1.	ORGANIZATION

The terms “Great Wolf Resorts,” “us,” “we” and “our” are used in this report to refer to Great Wolf Resorts, Inc.® and its consolidated subsidiaries.

Business Summary

We are a family entertainment resort company and the largest owner, licensor, operator and developer in North America of drive-to family resorts featuring indoor waterparks and other family-oriented entertainment activities based on the number of resorts in operations. Our resorts feature approximately 300 to 600 family suites, each of which sleeps from six to ten people and includes a wet bar, microwave oven, refrigerator and dining and sitting area. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance of our resorts. We operate and license resorts under our Great Wolf Lodge® and Blue Harbor Resorttm brand names and have entered into licensing arrangements with third-parties to operate resorts under the Great Wolf Lodge brand name. Our resorts are open year-round and provide a consistent, comfortable environment where our guests can enjoy our various amenities and activities.

We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their total vacation spending. We earn revenues through the sale of rooms (which includes admission to our indoor waterpark), and other revenue-generating resort amenities. Each of our resorts features a combination of some or all of the following revenue-generating amenities: themed restaurants, ice cream shop and confectionery, full-service adult spa, kid spa, game arcade, gift shop, miniature golf, interactive game attraction, family tech center and meeting space. We also generate revenues from licensing arrangements, management fees and other fees with respect to our operation or development of properties owned in whole or in part by third parties.

The following table presents an overview of our portfolio of resorts. As of December 31, 2009, we operate, manage and/or have entered into licensing arrangements relating to the operation of 11 Great Wolf Lodge resorts (our signature Northwoods-themed resorts), and one Blue Harbor Resort (a nautical-themed property). We anticipate that most of our future resorts will be licensed and/or developed under our Great Wolf Lodge brand, but we may operate and/or enter into licensing arrangements with regard to additional nautical-themed resorts under our Blue Harbor Resort brand or other brands in appropriate markets.

				Number of	Indoor
	Ownership		Number of	Condo	Entertainment
	Percentage	Opened	Guest Suites	Units(1)	Area(2)
					(Approx. sq. ft.)

Wisconsin Dells, WI(3)	—	1997	308	77	102,000
Sandusky, OH(3)	—	2001	271	—	41,000
Traverse City, MI	100%	2003	280	—	57,000
Kansas City, KS	100%	2003	281	—	57,000
Sheboygan, WI	100%	2004	182	64	54,000
Williamsburg, VA(4)	100%	2005	405	—	87,000
Pocono Mountains, PA(4)	100%	2005	401	—	101,000
Niagara Falls, ONT(5)	—	2006	406	—	104,000
Mason, OH(4)	100%	2006	401	—	105,000
Grapevine, TX(4)	100%	2007	605	—	110,000
Grand Mound, WA(6)	49%	2008	398	—	74,000
Concord, NC	100%	2009	402	—	97,000

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	Condominium units are individually owned by third parties and are managed by us.

(2)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room, family tech center, MagiQuest® (an interactive game attraction) and fitness room, as well as our spa in the resorts that have such amenities.

(3)	These properties are owned by CNL Lifestyle Properties, Inc. (CNL), a real estate investment trust focused on leisure and lifestyle properties. Prior to August 2009, these properties were owned by a joint venture between CNL and us. In August 2009 we sold our 30.26% joint venture interest to CNL for $6,000. We currently manage both properties and license the Great Wolf Lodge brand to these resorts.

(4)	Five of our properties (Great Wolf Lodge resorts in Williamsburg, VA; Pocono Mountains, PA; Mason, OH; Grapevine, TX and Concord, NC) each had a book value of fixed assets equal to ten percent or more of our total assets as of December 31, 2009. Four of our properties (Great Wolf Lodge resorts in Williamsburg, VA; Pocono Mountains, PA; Mason, OH and Grapevine, TX) each had total revenues equal to ten percent or more of our total revenues for the year ended December 31, 2009.

(5)	An affiliate of Ripley Entertainment, Inc. (Ripley), our licensee, owns this resort. We have granted Ripley a license to use the Great Wolf Lodge name for this resort through April 2016. We managed the resort on behalf of Ripley through April 2009.

(6)	This property is owned by a joint venture. The Confederated Tribes of the Chehalis Reservation (Chehalis) owns a 51% interest in the joint venture, and we own a 49% interest. We operate the property and license the Great Wolf Lodge brand to the joint venture under long-term agreements through April 2057, subject to earlier termination in certain situations. The joint venture leases the land for the resort from the United States Department of the Interior, which is trustee for Chehalis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The accompanying consolidated financial statements include all of the accounts of Great Wolf Resorts and our consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

Reclassifications — 2008 amounts have been reclassified to conform to the 2009 presentation. A reclassification of notes receivable and escrows which were initially included in other assets occurred in our consolidated balance sheet.

Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less when acquired. Cash is invested with federally insured institutions that are members of the FDIC. Cash balances with institutions may be in excess of federally insured limits or may be invested in time deposits that are not insured by the institution, the FDIC or any other government agency. Cash and cash equivalents does not include cash escrowed under loan agreements or cash restricted in connection with deferred compensation payable.

Accounts receivable — Accounts receivable primarily represents receivables from resort guests who occupy rooms and utilize resort amenities. We provide an allowance for doubtful accounts when we determine that it is more likely than not a specific account will not be collected. Bad debt expense for the years ended December 31, 2009, 2008, and 2007 was $680, $1,305, and $154, respectively. Writeoffs of accounts receivable for the years ended December 31, 2009, 2008, and 2007 were $1,894, $103, and $246, respectively.

Inventory — Inventories are comprised primarily of retail and food and beverage inventories and are recorded at the lower of cost on an average cost basis or market.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and Equipment — Investments in property and equipment are recorded at cost. These assets are depreciated using the straight-line method over their estimated useful lives as follows:

Buildings and improvements	20-40 years
Fixtures and equipment, including waterpark equipment	5-15 years

We periodically review the estimated useful lives we have assigned to our depreciable assets to determine whether those useful lives are reasonable and appropriate.

Improvements and replacements are capitalized when they extend the useful life, increase capacity or improve the efficiency of the asset. Repairs and maintenance expenditures are expensed as incurred. Construction in process includes costs such as site work, permitting and construction related to resorts under development. Interest is capitalized on construction in process balances during the construction period. Interest capitalized totaled $1,761, $4,714, and $9,277 for the years ended December 31, 2009, 2008, and 2007, respectively.

Loan Fees — Loan fees are capitalized and amortized over the term of the loan using a method that approximates the effective interest method. Loan fees, net of accumulated amortization, were $11,671 and $6,462 as of December 31, 2009 and 2008, respectively. Amortization of loan fees was $6,684, $2,502, and $872 for the years ended December 31, 2009, 2008, and 2007, respectively. Included in loan fee amortization for the year ended December 31, 2008 was $615 of loan fees that were written off due to repayments of debt.

Partially-Owned Entities — In determining whether we had controlling interest in a partially-owned entity and the requirement to consolidate the accounts of that entity, we consider factors such as ownership interest, board representation, management representation, authority to make decisions, and contractual and substantive participating rights of the partners/members as well as whether the entity is a variable interest entity in which we will absorb the majority of the entity’s expected losses, if they occur, or receive the majority of the expected residual returns, if they occur, or both.

Investments In and Advances to Unconsolidated Affiliates — We use the equity method to account for our investments in unconsolidated joint ventures, as we do not have a controlling interest. Net income or loss is allocated between the partners in the joint ventures based on the hypothetical liquidation at book value method (HLBV). Under the HLBV method, net income or loss is allocated between the partners based on the difference between each partner’s claim on the net assets of the partnership at the end and beginning of the period, after taking into account contributions and distributions. Each partner’s share of the net assets of the partnership is calculated as the amount that the partner would receive if the partnership were to liquidate all of its assets at net book value and distribute the resulting cash to creditors and partners in accordance with their respective priorities. Periodically we may make advances to our affiliates.

Notes Receivable — We record our notes receivable at par. Included in our notes receivable are unamortized loan origination costs. We amortize loan origination costs over the term of the loan using a method that approximates the effective interest method. Our note receivable is due in April 2012 and earns interest at 10% per annum. Per the terms of the agreement, we have the right to convert the principal due on this note into ownership interests in the company that the note is with.

Intangible Assets — Our intangible assets consist of the value of our Great Wolf Lodge brand name. This intangible asset has an indefinite useful life. We do not amortize this intangible, but instead test it for possible impairment at least annually or when circumstances warrant by comparing the fair value of the intangible asset with its carrying amount. Our assessment was performed as of December 31, 2009 and determined that no such impairment had occurred. Future adverse changes in the hospitality and lodging industry, market conditions or poor operating results of the underlying real estate assets could result in future losses or the inability to recover the carrying value of these intangibles.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill — The excess of the purchase price of entities that are considered to be purchases of businesses over the estimated fair value of tangible and identifiable intangible assets acquired is recorded as goodwill. We are required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. We assess goodwill for such impairment by comparing the carrying value of our reporting units to their fair values. We determine our reporting units’ fair values using a discounted cash flow model. As of December 31, 2009 and 2008, all goodwill has been written off.

	2009	2008

Balance as of January 1
Goodwill	$130,496	$130,496
Accumulated impairment losses	(68,405)	(50,975)
Goodwill related to sale of affiliate	(62,091)	(62,091)

	—	17,430
Impairment losses	—	(17,430)
Balance as of December 31
Goodwill	130,496	130,496
Accumulated impairment losses	(68,405)	(68,405)
Goodwill related to sale of affiliate	(62,091)	(62,091)

	$—	$—

Impairment of Long-Lived Assets — When circumstances, such as adverse market conditions, indicate that the carrying value of a long — lived asset may be impaired, we perform an analysis to review the recoverability of the asset’s carrying value. We make estimates of the undiscounted cash flows (excluding interest charges) from the expected future operations of the asset. These estimates consider factors such as expected future operating income, operating trends and prospects, as well as the effects of demand, competition and other factors. If the analysis indicates that the carrying value is not recoverable from future cash flows, an impairment loss is recognized to the extent that the carrying value exceeds the estimated fair value. Any impairment losses are recorded as operating expenses, which reduce net income.

Because of triggering events that occurred in the three months ended September 30, 2009, related to our resort in Sheboygan, including changes in the expectation of how long we will hold this property, current period and historical operating losses and the deterioration in the current market conditions, we performed a recoverability test of this resort to determine if further assessment for potential impairment was required. Based on this analysis of undiscounted cash flows, we determined the carrying value of this resort was not recoverable. As a result, we recorded a $24,000 impairment charge to decrease the resort’s carrying value to its estimated fair value (net of estimated disposal costs) as of September 30, 2009. To determine the estimated fair value for purposes of calculating the impairment charge, we used a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets. Although we believe our estimated fair value for the resort is reasonable, the actual fair value we ultimately realize from this resort could differ materially from this estimate. The impaired long-lived asset is included in our Resort Ownership/Operation segment.

Revenue Recognition — We earn revenues from our resort operations and management of resorts and other related services.

We recognize revenue from rooms, food and beverage, and other operating departments at the resorts as earned at the time of sale or rendering of service. Cash received in advance of the sale or rendering of services is recorded as advance deposits on the consolidated balance sheets. We recognize resort management, license and other related fees as they are contractually earned. We recognize development and construction

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management fees as earned under the completed contract method for projects with a short duration, and the percentage of completion method (based on contract-to-date services performed or costs incurred compared to services performed or total expected costs) for longer-term projects.

Other Revenue and Other Expenses From Managed Properties — We employ the staff at some of our managed properties. Under our management agreements, the resort owners reimburse us for payroll, benefits and certain other costs related to the staff we employ at the managed properties. The reimbursement of payroll, benefits and costs is recorded as “other revenue from managed properties” on our statements of operations, with a corresponding expense recorded as “other expenses from managed properties.”

Noncontrolling Interests — We record the non-owned equity interests of our consolidated subsidiaries as a separate component of our consolidated stockholders’ equity on our consolidated balance sheets. The net earnings attributable to the controlling and noncontrolling interests are included on the face of our statements of operations. Prior to June 2007, we had a consolidated subsidiary with a noncontrolling interest. In June 2007 we purchased the remaining noncontrolling interest, and now own 100% of the subsidiary.

Certain prior year amounts were reclassified on the Consolidated Financial Statements to reflect our adoption of accounting principles related to the presentation of noncontrolling interests, which was effective for us on January 1, 2009.

Income Taxes — We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Significant management judgment is required in determining our provision or benefit for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We record net deferred tax assets (primarily resulting from net operating loss carryforwards) to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income (that could result from a sale of one or more of our resorts where there’s a sales price in excess of tax basis), tax planning strategies and recent financial operations. In the event we were to determine that we would not be able to realize our deferred tax assets, we would establish a valuation allowance which would increase the provision for income taxes. Conversely, in the event we were to determine that we would be able to realize our deferred income tax assets in the future in excess of their net recorded amount, we would make an adjustment to the valuation allowance which would reduce the provision for income taxes.

We recorded a valuation allowance of $23,008 in 2009, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating loss carryforwards, before they expire. In 2009 we determined that due to current conditions in the credit markets, real estate markets and our current financial position, the tax planning strategy we previously expected to generate substantial taxable income was no longer feasible. The valuation allowance we recorded is based on our estimates of taxable income solely from the reversal of existing deferred tax liabilities and the period over which deferred tax assets reverse. In the event that actual results differ from these estimates or we adjust these estimates in a future period, we may need to increase or decrease our valuation allowance, which could materially impact our statement of operations.

A tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We and our subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. All of the tax years since the date of our initial public offering (IPO) are open in all jurisdictions. Our policy is to recognize interest related to unrecognized tax benefits as interest expense and penalties as income tax expense. We believe that we have appropriate support for the income tax positions taken and to be taken on our tax returns and that our accruals for tax liabilities are adequate for all open years based on an assessment of many factors including interpretations of tax law applied to the facts of each matter.

Earnings per share — We calculate our basic earnings per common share by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding. Our diluted earnings per common share assumes the issuance of common stock for all potentially dilutive stock equivalents outstanding. In periods in which we incur a net loss, we exclude potentially dilutive stock equivalents from the computation of diluted weighted average shares outstanding, as the effect of those potentially dilutive items is anti-dilutive.

Derivatives — Derivative instruments are recorded on the balance sheet as either an asset or liability measured at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative are recognized in earnings. To the extent the hedge is effective; there is an offsetting adjustment to the basis of the item hedged. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value or the derivative are recorded as a component of accumulated other comprehensive loss and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of hedges are recognized in earnings. Our policy is to execute derivative financial instruments with creditworthy banks and not to enter into such instruments for speculative purposes.

Share-based compensation — We account for share-based compensation based on the fair value of the award at the date of grant.

Advertising — Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2009, 2008, and 2007 was $19,231, $13,321, and $12,323, respectively.

Comprehensive Income — Comprehensive income consists of the net income and other gains and losses affecting stockholders’ equity that, under accounting principles generally accepted in the United States, are excluded from net income. Other comprehensive loss as presented in the consolidated statements of stockholders’ equity for 2008 consisted of the unrealized gain, net of tax, on our cash flow hedge which expired in November 2008.

Segments — We are organized into a single operating division. Within that operating division, we have three reportable segments:

•	Resort ownership/operation — revenues derived from our consolidated owned resorts; and

•	Resort third-party management/licensing — revenues derived from management, license and other related fees from unconsolidated managed resorts; and

•	Condominium sales — revenues derived from sales of condominium units to third-party owners. This segment had no activity in 2008 or 2009.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following summarizes significant financial information regarding our segments:

		Resort Third-
	Resort	Party			Totals per
	Ownership/	Management/	Condominium		Financial
	Operation	Licensing	Sales	Other	Statements

Year Ended December 31, 2009
Revenues	$235,771	$28,261	$—	$—	$264,032

Depreciation and amortization	(55,596)	—	—	(782)	$(56,378)
Asset impairment loss	(24,000)	—	—	—	$(24,000)
Net operating income (loss)	(52,246)	6,963	—	20,820	$(24,463)
Gain on sale of unconsolidated affiliate	—	—	—	(962)	(962)
Investment income — affiliates	—	—	—	—	(1,330)
Interest income	—	—	—	—	(642)
Interest expense	—	—	—	—	34,072

Loss before income taxes and equity in unconsolidated affiliates	—	—	—	—	$(55,601)

Additions to long-lived assets	48,768	—	—	490	$49,258

Total assets	707,472	2,942	—	95,330	$805,744

		Resort Third-
	Resort	Party			Totals per
	Ownership/	Management/	Condominium		Financial
	Operation	Licensing	Sales	Other	Statements

Year Ended December 31, 2008
Revenues	$217,568	$27,970	$—	$—	$245,538

Depreciation and amortization	(45,042)	—	—	(1,039)	$(46,081)
Impairment loss on investment in affiliates	—	—	—	(18,777)	$(18,777)
Goodwill impairment	(16,021)	—	—	(1,409)	$(17,430)
Net operating income (loss)	(11,286)	8,144	—	(22,524)	$(25,666)
Investment income — affiliates	—	—	—	—	(2,187)
Interest income	—	—	—	—	(1,424)
Interest expense	—	—	—	—	27,277

Loss before income taxes and equity in unconsolidated affiliates	—	—	—	—	$(49,332)

Additions to long-lived assets	134,167	—	—	800	$134,967

Total assets	738,119	2,314	—	99,628	$840,061

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Resort Third-
	Resort	Party			Totals per
	Ownership/	Management/	Condominium		Financial
	Operation	Licensing	Sales	Other	Statements

Year Ended December 31, 2007
Revenues	$168,934	$18,646	$—	$—	$187,580

Depreciation and amortization	(35,767)	—	—	(605)	$(36,372)
Net operating income (loss)	(3,588)	7,169	(682)	(5,782)	$(2,883)
Investment income — affiliates	—	—	—	—	(667)
Interest income	—	—	—	—	(2,758)
Interest expense	—	—	—	—	14,887

Loss before income taxes, noncontrolling interest, and equity in unconsolidated affiliates	—	—	—	—	$(14,345)

Additions to long-lived assets	171,197	—	—	687	$171,884

Total assets	653,367	4,384	—	113,054	$770,805

The Other items in the table above represent corporate-level activities that do not constitute a reportable segment. Total assets at the corporate level primarily consist of cash, our investment in affiliates, and intangibles.

Use of Estimates — To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, we must make estimates and assumptions. These estimates and assumptions affect the reported amounts in the financial statements, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements — In April 2009, the FASB issued guidance on how to determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared with normal market activity for the asset or liability. In such situations, an entity may conclude that transactions or quoted prices may not be determinative of fair value, and may adjust the transactions or quoted prices to arrive at the fair value of the asset or liability. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued guidance which requires disclosures about fair value of financial instruments in interim and annual financial information for periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In May 2009, the FASB issued guidance on the accounting for and disclosure of events that occur after the balance sheet date. This guidance was effective for interim and annual financial periods ending after June 15, 2009. This guidance was amended in February 2010. It requires an entity that is a SEC filer to evaluate subsequent events through the date that the financial statements are issued. The adoption of this guidance did not have an impact on our consolidated financial statements.

In June 2009, the FASB issued guidance which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The adoption of this guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In June 2009, the FASB issued guidance on codification and the hierarchy of Generally Accepted Accounting Principles. The Codification superseded all non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. The guidance is effective for interim quarterly and annual periods beginning July 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In August 2009, the FASB issued guidance on measuring liabilities at fair value which provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. The guidance was effective for the first reporting period beginning after issuance. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In October 2009, the FASB issued guidance for revenue recognition with multiple deliverables. This guidance eliminates the residual method under the current guidance and replaces it with the “relative selling price” method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price shall be used. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. We are currently evaluating the impact of this guidance on our consolidated financial statements.

3.	INVESTMENT IN AFFILIATES

CNL Joint Venture

On August 6, 2009, we sold our 30.26% joint venture interest to CNL for $6,000. We recognized a $962 gain on this sale.

Summary financial data for this joint venture is as follows:

	Period January 1
	through	Year Ended
	August 5,	December 31,
Operating data:	2009	2008

Revenue	$19,750	$31,531
Operating expenses	$(24,213)	$(39,491)
Net loss	$(4,463)	$(7,960)

We had a receivable from the joint venture of $1,465 as of December 31, 2008. At December 31, 2008, we reserved $1,201 against this receivable. We had a payable to the joint venture of $1,225 as of December 31, 2008.

Grand Mound Joint Venture

Our joint venture with The Confederated Tribes of the Chehalis Reservation owns the Great Wolf Lodge resort and conference center on a 39-acre land parcel in Grand Mound, Washington. This resort opened in March 2008. This joint venture is a limited liability company. We are a member of that limited liability company with a 49% ownership interest. At December 31 2009, the joint venture had aggregate outstanding indebtedness to third parties of $101,094. As of December 31, 2009, we have made combined loan and equity contributions, net of loan repayments, of $29,700 to the joint venture to fund a portion of construction costs of the resort. In January 2009, the other member of the joint venture purchased $5,991 of our loan at par.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summary financial data for this joint venture as of and for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008

Balance sheet data:
Total assets	$145,247	$152,215
Total liabilities	$114,129	$118,636
Operating data:
Revenue	$39,645	$33,194
Operating expenses	$36,353	$31,739
Net loss	$(2,461)	$(5,553)

We had a receivable from the joint venture of $2,614 and $661 that relates primarily to accrued preferred equity returns and management fees as of December 31, 2009 and 2008, respectively. We had a payable to the joint venture of $581 as of December 31, 2008.

4.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31,
	2009	2008

Land and improvements	$60,718	$51,684
Building and improvements	427,602	353,537
Furniture, fixtures and equipment	341,529	315,577
Construction in process	327	117,063

	830,176	837,861
Less accumulated depreciation	(153,771)	(121,688)

Property and equipment, net	$676,405	$716,173

Depreciation expense was $50,064, $43,663, and $35,686 for the years ended December 31, 2009, 2008 and 2007, respectively.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2009	2008

Long-Term Debt:
Traverse City/Kansas City mortgage loan	$68,773	$70,211
Mason mortgage loan	73,800	76,800
Pocono Mountains mortgage loan	95,458	96,571
Williamsburg mortgage loan	63,125	64,625
Grapevine mortgage loan	77,909	78,709
Concord construction loan	78,549	27,594
Junior subordinated debentures	80,545	80,545
Other Debt:
City of Sheboygan bonds	8,544	8,493
City of Sheboygan loan	3,290	3,503
Other	78	—

	550,071	507,051
Less current portion of long-term debt	(16,126)	(81,464)

Total long-term debt	$533,945	$425,587

Traverse City/Kansas City Mortgage Loan — This loan is secured by our Traverse City and Kansas City resorts. The loan bears interest at a fixed rate of 6.96%, is subject to a 25-year principal amortization schedule, and matures in January 2015. The loan has customary financial and operating debt compliance covenants. The loan also has customary restrictions on our ability to prepay the loan prior to maturity. We were in compliance with all covenants under this loan at December 31, 2009.

The loan requires us to maintain a minimum debt service coverage ratio (DSCR) of 1.35, calculated on a quarterly basis. This ratio is defined as the two collateral properties’ combined trailing twelve-month net operating income divided by the greater of (i) the loan’s twelve-month debt service requirements and (ii) 8.5% of the amount of the outstanding principal indebtedness under the loan. Failure to meet the minimum DSCR is not an event of default and does not accelerate the due date of the loan. Not meeting the minimum DSCR, however, subjects the two properties to a lock-box cash management arrangement, at the discretion of the loan’s servicer. We believe that the lock-box arrangement would require substantially all cash receipts for the two resorts to be moved each day to a lender-controlled bank account, which the loan servicer would then use to fund debt service and operating expenses for the two resorts.

For the year ended December 31, 2009, the DSCR for this loan was 0.73. As a result, the loan servicer may choose to implement the lock-box cash management arrangement. We believe that such an arrangement, if implemented, would constitute a traditional lock-box arrangement as discussed in authoritative accounting guidance. Based on that guidance, if the loan servicer were to establish the traditional lock-box arrangement now permitted under the loan, we believe we would be required to classify the entire outstanding principal balance of the loan as a current liability, since the lock-box arrangement would require us to use the properties’ working capital to liquidate the loan and we do not presently have the ability to refinance this loan to a new, long-term loan.

The loan also contains a similar lock-box requirement if we open any Great Wolf Lodge or Blue Harbor Resort within 100 miles of either resort, and the two collateral properties’ combined trailing twelve-month net operating income is not at least equal to 1.8 times 8.5% of the amount of the outstanding principal indebtedness under the loan.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The loan also contains limitations on our ability, without lender’s consent, to (i) make payments to our affiliates if a default exists; (ii) enter into transactions with our affiliates; (iii) make loans or advances; or (iv) assume, guarantee or become liable in connection with any other obligations.

Mason Mortgage Loan — This loan is secured by our Mason resort. During 2009, we extended the loan’s maturity date to July 1, 2011. We incurred loan fees of $1,965 related to the extension of this loan. The loan bears interest at a floating rate of 90- day LIBOR plus a spread of 425 basis points with an interest rate floor of 6.50% (effective rate of 6.50% as of December 31, 2009). The loan requires principal amortization payments of $1,000 per quarter in 2009 and $2,000 per quarter thereafter. This loan has customary financial and operating debt compliance covenants associated with an individual mortgaged property, including a minimum tangible net worth provision for Great Wolf Resorts, Inc. We were in compliance with all covenants under this loan at December 31, 2009.

The loan also has a property-level cash trap. During those months that “Property Yield” is less than 10%, excess cash is trapped in an escrow account and applied to any operating or debt service shortfalls, upon satisfaction of certain conditions. Twice a year, funds remaining in the escrow account that are not previously applied to any operating or debt service shortfalls, are applied to reduce the outstanding principal balance of the loan. “Property Yield” is defined as the ratio of (i) net operating income divided by (ii) the sum of (a) the outstanding principal balance of the loan plus (b) any anticipated future funding (excluding protective advances) plus (c) accrued interest that remains unpaid for greater than 30 days.

The loan has no restrictions on the repayment of loan principal and has exit fees payable upon full repayment of the loan or at maturity. In addition, the owner of the Mason resort is obligated to pay 50% of the proceeds of certain “Liquidity Events” (described below) towards repayment of the Mason mortgage loan, capped at $30,000, which amount is reduced as repayments of principal on the Mason mortgage loan are periodically made. The obligation to pay such proceeds is uncapped if the “Liquidity Event” involves a sale of the Mason resort or of any direct or indirect interest in our subsidiary that owns the Mason resort. Great Wolf Resorts, Inc. has guaranteed the entire amount of any required Liquidity Event paydown obligation, and up to $30,000 of the Liquidity Event paydown obligation is cross-collateralized by our Grapevine resort. “Liquidity Events” include the sale of (i) any of our Mason, Concord or Grapevine resorts, (ii) any direct or indirect equity interest in the Mason, Concord or Grapevine resorts, (iii) a majority equity interest by Great Wolf Resorts, Inc. or any of its majority-owned or wholly-owned subsidiaries in (x) any of such majority-owned or wholly-owned subsidiaries or (y) any of our existing properties that are wholly-owned or majority-owned, or the refinancing of a mortgage loan on any of our majority-owned or wholly-owned existing properties. Great Wolf Resorts, Inc. has also guaranteed all debt service obligations under the loan.

We are required to provide interest rate protection on a portion of the loan amount through the loan’s maturity date. Therefore, we made an interest rate cap payment of $106 that caps the loan at 7.00% interest. This interest rate cap has been designated as an ineffective cash flow hedge. We mark the interest rate cap to market and record the change to interest expense.

Pocono Mountains Mortgage Loan — This loan is secured by our Pocono Mountains resort. The loan bears interest at a fixed rate of 6.10% and matures in December 2016. The loan is currently subject to a 30-year principal amortization schedule. The loan has customary covenants associated with an individual mortgaged property. The loan also has customary restrictions on our ability to prepay the loan prior to maturity. We were in compliance with all covenants under this loan at December 31, 2009.

The loan requires us to maintain a minimum DSCR of 1.25, calculated on a quarterly basis. Subject to certain exceptions, the DSCR is increased to 1.35 if we open up a waterpark resort within 75 miles of the property or incur mezzanine debt secured by the resort. This ratio is defined as the property’s combined trailing twelve-month net operating income divided by the greater of (i) the loan’s twelve-month debt service requirements and (ii) 7.25% of the amount of the outstanding principal indebtedness under the loan. Failure to

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

meet the minimum DSCR is not an event of default and does not accelerate the due date of the loan. Not meeting the minimum DSCR, however, subjects the property to a lock-box cash management arrangement, at the discretion of the loan’s servicer. We believe that lock-box arrangement would require substantially all cash receipts for the resort to be moved each day to a lender-controlled bank account, which the loan servicer would then use to fund debt service and operating expenses for the resort, with excess cash flow being deposited in a reserve account and held as additional collateral for the loan. While recourse under the loan is limited to the property owner’s interest in the mortgage property, we have provided limited guarantees with respect to certain customary non-recourse provisions and environmental indemnities relating to the loan.

The loan also contains limitations on our ability, without lender’s consent, to (i) make payments to our affiliates if a default exists; (ii) enter into transactions with our affiliates; (iii) make loans or advances; or (iv) assume, guarantee or become liable in connection with any other obligations.

Williamsburg Mortgage Loan — This loan is secured by our Williamsburg resort. The loan bears interest at a floating rate of 30-day LIBOR plus a spread of 350 basis points with a minimum rate of 6.25% per annum (effective rate of 6.25% as of December 31, 2009). This loan matures in August 2011 and has a one-year extension available at our option, assuming the property meets an operating performance threshold. The loan has no prepayment fees. The loan has customary covenants associated with an individual mortgaged property. We were in compliance with all covenants under this loan at December 31, 2009.

The loan also has a property-level cash trap. Commencing upon the third payment date after it has been determined that a “Cash Sweep Condition” exists, and continuing for two payment dates thereafter, the borrower must pay, in addition to other amounts due, excess cash (subject to certain limitations), which must be applied towards the outstanding principal balance of the loan. “Cash Sweep Conditions” include (i) the failure to maintain a DSCR of 1.50 to 1.00; (ii) the failure of Great Wolf Resorts, Inc. and its subsidiaries, on a consolidated basis, to maintain liquidity of at least $10,000; and (iii) the failure of Great Wolf, Resorts, Inc. and its subsidiaries, on a consolidated basis, to maintain a minimum tangible net worth of $85,000.

In conjunction with the closing of this loan, we were required to provide interest rate protection on a portion of the loan amount through the loan’s maturity date. Therefore, we executed an interest rate cap payment in the amount of $522 that caps the loan at 8% interest through the loan’s maturity date. This interest rate cap was designated as an ineffective cash flow hedge. We mark the interest rate cap to market and record the change to interest expense.

Grapevine Mortgage Loan — This loan is secured by our Grapevine resort. During 2009, we extended the loan’s maturity date to July 1, 2011. We incurred loan fees of $1,415 related to the extension of this loan. The loan bears interest at a floating rate of 90- day LIBOR plus a spread of 400 basis points with an interest rate floor of 7.00% (effective rate of 7.00% as of December 31, 2009). The loan requires principal amortization payments of $800 per quarter until maturity. Great Wolf Resorts, Inc. has provided a guarantee of monthly amortization payments. This loan has customary financial and operating debt compliance covenants associated with an individual mortgaged property, including a minimum tangible net worth provision for Great Wolf Resorts, Inc., as well as the same property yield-based cash trap as the mortgage loan secured by the Mason resort. The loan has no restrictions on the repayment of loan principal and has exit fees that must be paid upon full repayment of the loan or at maturity. We were in compliance with all covenants under this loan at December 31, 2009.

We are required to provide interest rate protection on a portion of the loan amount through the loan’s maturity date. Therefore, we executed an interest rate cap payment in the amount of $205 that caps the loan at 7% interest through December 2010. This interest rate cap was designated as an ineffective cash flow hedge. We mark the interest rate cap to market and record the change to interest expense.

Concord Construction Loan — In April 2008 we closed on a $63,940 construction loan to fund a portion of the total costs of our Great Wolf Lodge resort in Concord. The loan, which matures in April 2012, was

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expanded to its $79,900 maximum principal amount in January 2009. The loan had an aggregate outstanding principal amount of $78,549 as of December 31, 2009. The loan requires monthly amortization payments of a 25-year basis beginning on September 30, 2010. The loan bears interest at a floating annual rate of LIBOR plus a spread of 310 basis points, with a minimum rate of 6.50% per annum (effective rate of 6.50% as of December 31, 2009). The loan requires interest only payments until the one-year anniversary of the conversion date of the property and then requires monthly principal payments based on a 25-year amortization schedule. However, if after the “Conversion Date” (that is, after a certificate of occupancy for the project, but in no event after April 30, 2010) the resort owner’s net income available to pay debt service on this loan for four consecutive quarters is less than $10 million, or if maximum principal amount of the loan exceeds 75% of the fair market value of the property, then we are required to post cash collateral or partially repay the loan in an amount sufficient to remedy such deficiency. This loan has customary financial and operating debt compliance covenants associated with an individual mortgaged property, including a minimum consolidated tangible net worth provision. We were in compliance with all covenants under this loan at December 31, 2009.

Great Wolf Resorts, Inc. has provided a $79,900 payment guaranty of the loan on our Concord, North Carolina resort property. If our subsidiary defaults on this obligation we would be required to assume that obligation, including the payment of any outstanding debt amounts. If we are required to undertake such obligation, it may have an adverse affect on our business, financial condition and results of operations.

The loan also contains restrictions on our ability to make loans or capital contributions or any other investment to affiliates.

Junior Subordinated Debentures — In March 2005 we completed a private offering of $50,000 of trust preferred securities (TPS) through Great Wolf Capital Trust I (Trust I), a Delaware statutory trust which is our subsidiary. The securities pay holders cumulative cash distributions at an annual rate which is fixed at 7.80% through March 2015 and then floats at LIBOR plus a spread of 310 basis points thereafter. The securities mature in March 2035 and are callable at no premium after March 2010. In addition, we invested $1,500 in Trust I’s common securities, representing 3% of the total capitalization of Trust I.

Trust I used the proceeds of the offering and our investment to purchase from us $51,550 of our junior subordinated debentures with payment terms that mirror the distribution terms of the TPS. The indenture governing the notes contains limitations on our ability, without the consent of holders of notes to make payments to our affiliates or for our affiliates to make payments to us, if a default exists. The costs of the TPS offering totaled $1,600, including $1,500 of underwriting commissions and expenses and $100 of costs incurred directly by Trust I. Trust I paid these costs utilizing an investment from us. These costs are being amortized over a 30-year period. The proceeds from our debenture sale, net of the costs of the TPS offering and our investment in Trust I, were $48,400. We used the net proceeds to retire a construction loan.

In June 2007 we completed a private offering of $28,125 of TPS through Great Wolf Capital Trust III (Trust III), a Delaware statutory trust which is our subsidiary. The securities pay holders cumulative cash distributions at an annual rate which is fixed at 7.90% through June 2012 and then floats at LIBOR plus a spread of 300 basis points thereafter. The securities mature in June 2017 and are callable at no premium after June 2012. In addition, we invested $870 in the Trust’s common securities, representing 3% of the total capitalization of Trust III.

Trust III used the proceeds of the offering and our investment to purchase from us $28,995 of our junior subordinated debentures with payment terms that mirror the distribution terms of the trust securities. The costs of the TPS offering totaled $932, including $870 of underwriting commissions and expenses and $62 of costs incurred directly by Trust III. Trust III paid these costs utilizing an investment from us. These costs are being amortized over a 10-year period. The proceeds from our debenture sales, net of the costs of the TPS offering and our investment in Trust III, were $27,193. We used the net proceeds for development costs.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Issue trusts, like Trust I and Trust III (collectively, the Trusts), are generally variable interests. We have determined that we are not the primary beneficiary under the Trusts, and accordingly we do not include the financial statements of the Trusts in our consolidated financial statements.

Based on the foregoing accounting authority, our consolidated financial statements present the debentures issued to the Trusts as long-term debt. Our investments in the Trusts are accounted as cost investments and are included in other assets on our consolidated balance sheet. For financial reporting purposes, we record interest expense on the corresponding debentures in our condensed consolidated statements of operations.

City of Sheboygan Bonds — The City of Sheboygan (the City) bonds represent the face amount of bond anticipation notes (BANs) issued by the City in November 2003 in conjunction with the construction of the Blue Harbor Resort in Sheboygan, Wisconsin. We have recognized as a liability the obligations for the BANs. We have an obligation to fund certain minimum guaranteed amounts of room tax payments to be made by the Blue Harbor Resort through 2028, which obligation is indirectly related to the payments by the City on the BANs.

City of Sheboygan Loan — The City of Sheboygan loan amount represents a loan made by the City in 2004 in conjunction with the construction of the Blue Harbor Resort in Sheboygan, Wisconsin. The loan is noninterest bearing and matures in 2018. There are restrictions on the ability of the borrower under the loan to enter into transactions with affiliates without the consent of the lender. Our obligation to repay the loan will be satisfied by certain minimum guaranteed amounts of real and personal property tax payments to be made by the Blue Harbor Resort through 2018.

Future Maturities — Future principal requirements on long-term debt are as follows:

2010	$16,126
2011	206,645
2012	80,189
2013	3,675
2014	3,966
Thereafter	239,470

Total	$550,071

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). United States Generally Accepted Accounting Principles (GAAP) outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Certain assets and liabilities must be measured at fair value, and disclosures are required for items measured at fair value.

We measure our financial instruments using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (that is, interest rates, yield curves, etc.), and inputs that are

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 includes unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.

The following table summarizes the our financial assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total

Interest rate caps	$—	$133	$—	$133

Level 2 assets consist of our interest rate caps. To determine the estimated fair value of our interest rate caps we use market information provided by the banks from whom the interest rate caps were purchased and considering the credit risk is the counterparty.

As of December 31, 2009, we estimate the total fair value of our long-term debt to be $91,646 less than its total carrying value due to the terms of the existing debt being different than those terms currently available to us for indebtedness with similar risks and remaining maturities. These fair value estimates have not been comprehensively revalued for purposes of these consolidated financial statements since that date, and current estimates of fair values may differ significantly.

The following table summarizes the valuation of financial instruments measured at fair value on a nonrecurring basis in the consolidated balance sheet at December 31, 2009:

	Level 1	Level 2	Level 3	Total

Property and Equipment	$ —	$ —	$5,771	$5,771

Property and equipment with a carrying amount of $30,000 were written down to their fair value of $6,000 as of September 30, 2009, resulting in an impairment charge of $24,000. To determine the estimated fair value for purposes of calculating the impairment charge related to our resort in Sheboygan, we used a combination of historical and projected cash flows and other available market information, such as recent sales prices for similar assets.

The carrying amounts for cash and cash equivalents, other current assets, escrows, accounts payable, gift certificates payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	INCOME TAXES

Income Tax Expense — Income tax expense (benefit) consists of:

	Current	Deferred	Total

Year ended December 31, 2009
Federal	$—	$86	$86
State and local	248	45	293
Foreign	80	—	80

	$328	$131	$459

Year ended December 31, 2008
Federal	$—	$(12,499)	$(12,499)
State and local	955	(1,573)	(618)
Foreign	89	—	89

	$1,044	$(14,072)	$(13,028)

Year ended December 31, 2007
Federal	$—	$(5,723)	$(5,723)
State and local	398	(1,382)	(984)
Foreign	92	—	92

	$490	$(7,105)	$(6,615)

Total tax expense (benefit) is included in the following line items in our statements of operations:

	Income Tax Expense (Benefit)
	for the Year Ending December 31,
	2009	2008	2007

Income tax expense (benefit)	$440	$(11,956)	$(5,859)
Net loss attributable to noncontrolling interest	—	—	312
Equity in unconsolidated affiliates, net of tax	19	(1,072)	(1,068)

Total income tax expense (benefit)	$459	$(13,028)	$(6,615)

The differences between the statutory federal income tax rate and the effective income tax rate reflected in our consolidated statements of operations are as follows:

	2009	2008	2007

Federal statutory income tax benefit	(35.0)%	(35.0)%	(35.0)%
State income taxes, net of federal income taxes	(3.5)%	(0.6)%	(6.1)%
Nondeductible goodwill	—	11.5%	—
Change in valuation allowance	39.7%	—	—
Other	(0.4)%	(0.1)%	0.3%

	0.8%	(24.2)%	(40.8)%

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred Tax Assets and Liabilities — The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008

Deferred tax assets:
Net operating loss carryforwards	$31,032	$17,504
Intangibles	14,222	11,564
Investment in affiliates	2,200	7,161
Salaries and wages	2,901	2,534
Other	1,329	1,329

Total deferred tax assets	51,684	40,092

Deferred tax liabilities:
Property and equipment	(22,522)	(32,922)
Prepaid expenses	(856)	(932)
Interest rate swap	—	(273)

Total deferred tax liabilities	(23,378)	(34,127)

Valuation allowance	(23,008)	(366)

Net deferred tax asset	$5,298	$5,599

Our 2009 net deferred tax asset is comprised of a current deferred tax liability of $406 included in accrued expenses and a long-term deferred tax asset of $28,712. Our long-term deferred tax asset is partially offset by a valuation allowance of $23,008. Our 2008 net deferred tax asset consisted of a current deferred tax liability of $126 included in accrued expenses and a long-term deferred tax asset of $5,725 included in other assets on the consolidated balance sheet.

Net Operating Loss Carryforwards — As of December 31, 2009, we had net operating loss carryforwards of approximately $79,791 and $77,348 for federal and state income tax purposes, respectively. These federal and state carryforwards begin expiring in 2024 and 2014, respectively. We consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based on our analysis, we have recorded a valuation allowance of $23,008 at December 31, 2009, due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain net operating loss carryforwards, before they expire. We also determined that due to current conditions in the credit markets, real estate markets and our current financial position, the tax planning strategy we previously expected to generate substantial taxable income was no longer feasible. The valuation allowance is based on our estimates of taxable income solely from the reversal of existing deferred tax liabilities and the period over which deferred tax assets reverse. In the event that actual results differ from these estimates or we adjust these estimates in a future period, we may need to increase or decrease our valuation allowance, which could materially impact our consolidated statement of operations. At December 31, 2008, we believed all but $6,620 of the net operating loss carryforwards related to the State of Ohio would be realized; therefore we established a valuation allowance as of December 31, 2008 of $366, the tax effected benefit of such state carryforward. The valuation allowance is included on the balance sheet in deferred tax liability.

Other — The 2009 income tax provision includes a deduction of $339 related to share-based compensation, of which $170 was recorded as an increase in additional paid in capital and $169 increased income tax expense. The 2008 income tax provision includes a deduction of $126 related to share-based compensation which was recorded as an increase in additional paid in capital.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2009, we had unrecognized tax benefits of $1,298, which primarily related to uncertainty regarding the sustainability of certain deductions taken on our 2005 and 2006 U.S. Federal income tax return related to transaction costs from our IPO and certain deductions taken on our 2006 U.S. Federal income tax return related to a tax assessment. To the extent these unrecognized tax benefits are ultimately recognized, they will impact the effective tax rate in a future period. We do not expect the total amount of unrecognized tax benefits to change significantly in the next year. The unrecognized tax benefits are classified as a reduction of the net operating loss carryforwards. The following is a reconciliation of the total amounts of unrecognized tax benefits for the year:

Unrecognized tax benefit — December 31, 2008	$1,298
Gross increases — tax positions in current period	—

Unrecognized tax benefit — December 31, 2009	$1,298

8.	RELATED-PARTY TRANSACTIONS

We rent office space for our headquarters location in Madison, Wisconsin from a company that is an affiliate of an individual who was a member of our board of directors through May 2009. Our total payments for rent and related expenses for this office space were $353, $304, and $325 for the years ended December 31, 2009, 2008 and 2007, respectively, and are included in selling, general and administrative expenses on our consolidated statements of operations and comprehensive loss.

We regularly transact business with our unconsolidated affiliates. The following summarizes our transactions with these unconsolidated affiliates for the years indicated:

	2009	2008	2007

Management and other fees	$4,973	$5,346	$4,314
Other revenue from managed properties	17,132	19,826	11,477
Other expenses from managed properties	17,132	19,826	11,477
Investment income	1,330	2,187	667
Accounts receivable	2,614	925	3,973
Accrued expenses	—	1,806	124

9.	COMMITMENTS AND CONTINGENCIES

Legal Matters — We are involved in litigation from time to time in the ordinary course of our business. We do not believe that the outcome of any such pending or threatened litigation will have a material adverse effect on our financial condition or results of operations. However, as is inherent in legal proceedings where issues may be decided by finders of fact, there is a risk that an unpredictable decision adverse to the company could be reached.

Letters of Credit — In connection with the construction of our Sheboygan, Wisconsin resort, we have supplied a $2,000 letter of credit in favor of the City of Sheboygan. The letter of credit expires on December 31, 2010. There have been no draws on this letter of credit. We have made a $2,000 deposit with a bank as collateral for this letter of credit. The deposit is considered restricted cash and is included in other assets on the consolidated balance sheets.

Guarantees — We recognize guarantees when the guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee.

In connection with the construction of our Sheboygan, Wisconsin resort, we entered into agreements with the City of Sheboygan and The Redevelopment Authority of the City of Sheboygan, Wisconsin (collectively, the City) whereby the City funded certain costs of construction. The City funded $4,000 toward the

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

construction of the resort and related public improvements and $8,200 toward construction of a convention center connected to the resort.

In exchange for the $4,000 funding, we guaranteed real and personal property tax payments over a fourteen-year period totaling $16,400. This obligation is also guaranteed by three of our former members of senior management. The guarantee was entered into on July 30, 2003.

In exchange for the $8,200 funding, we entered into a lease for the convention center with the City. The initial term of the lease is 25 1/2 years with fifteen, five-year renewal options. Under the lease, we will satisfy repayment of the $8,200 funding by making guaranteed room tax payments totaling $25,944 over the initial term of the lease. This obligation is also guaranteed by three of our former members of senior management. This guarantee was also entered into on July 30, 2003.

The debt related to the $4,000 and $8,200 fundings is included in the accompanying consolidated balance sheets; therefore, we have not recorded any liability related to the guarantees on those fundings.

Great Wolf Resorts, Inc. has guaranteed the entire amount of any required Liquidity Event (as defined by the loan agreement) paydown obligation, and up to $30,000 of the Liquidity Event paydown obligation is cross-collateralized by our Grapevine resort. Great Wolf Resorts, Inc. has also guaranteed all debt service obligations under the Mason mortgage loan.

Great Wolf Resorts, Inc. has provided a guarantee of monthly amortization payments on our Grapevine mortgage loan.

Great Wolf Resorts, Inc. has provided a $79,900 payment guaranty of the loan on our Concord, North Carolina resort property. If our subsidiary defaults on this obligation we would be required to assume that obligation, including the payment of any outstanding debt amounts.

Commitments — We lease office space, storage space and office equipment under various operating leases that expire between 2010 and 2017. Most of the leases include renewal options. Future minimum payments on these operating leases are as follows:

2010	$377
2011	195
2012	174
2013	34
2014	34
Thereafter	—

Total	$814

Rent expense for the years ended December 31, 2009, 2008, and 2007 was $741, $708, and $488, respectively.

10.	RETIREMENT PLAN

We maintain a 401(k) profit sharing plan for our employees. Eligibility for participation in the plan is based on an employee meeting certain minimum age and service requirements. Participants may make voluntary, pre-tax contributions through salary deferrals to the plan. Employer matching contributions are discretionary and are based on a percentage of employee contributions. Our contributions to the plan were $339, $432, and $336 for the years ended December 31, 2009, 2008, and 2007, respectively.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	EQUITY

Deferred Compensation — We have a deferred compensation plan for certain of our employees. The plan allows for contributions by both the participants and us. Our employer contributions for the plan were $185, $43, and $54 for the years ended December 31, 2009, 2008 and 2007, respectively.

Earnings per Share — We calculate our basic earnings per common share by dividing net income (loss) available to common shareholders by the weighted average number of shares of common stock outstanding. Our diluted earnings per common share assumes the issuance of common stock for all potentially dilutive stock equivalents outstanding. In periods in which we incur a net loss, we exclude potentially dilutive stock equivalents from the computation of diluted weighted average shares outstanding, as the effect of those potentially dilutive items is anti-dilutive.

The trust that holds the assets to pay obligations under our deferred compensation plan has 11,765 shares of our common stock. We treat those shares of common stock as treasury stock for purposes of our earnings per share computations and therefore we exclude them from our basic and diluted earnings per share calculations. Basic and diluted earnings per common share are as follows:

	Year Ended December 31,
	2009	2008	2007

Net loss attributable to common shares	$(58,476)	$(40,725)	$(9,581)
Weighted average common shares outstanding — basic and diluted	30,749,318	30,827,860	30,533,249
Net loss per share — basic and diluted	$(1.90)	$(1.32)	$(0.31)

Options to purchase 441,000 shares of common stock were not included in the computations of diluted earnings per share for the year ended December 31, 2009, because the exercise price for the options were greater than the average market price of the common shares during that period. There were 767,825 shares of common stock that were not included in the computation of diluted earnings per share for the year ended December 31, 2009, because the market and/or performance criteria related to these shares had not been met at December 31, 2009.

12.	SHARE-BASED COMPENSATION

We recognized share-based compensation expense of $1,138, $222, and $5,080, net of estimated forfeitures, in share-based compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively. The total income tax expense (benefit) recognized related to share-based compensation was $9, $(54) and $(2,073) for the years ended December 31, 2009, 2008, and 2007, respectively.

We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the requisite service period of each award recipient. As of December 31, 2009, total unrecognized compensation cost related to share-based compensation awards was $1,913, which we expect to recognize over a weighted average period of approximately 2.8 years.

The Great Wolf Resorts 2004 Incentive Stock Plan (the Plan) authorizes us to grant up to 3,380, 740 options, stock appreciation rights or shares of our common stock to employees and directors. At December 31, 2009, there were 1,152,963 shares available for future grants under the Plan.

We anticipate having to issue new shares of our common stock for stock option exercises.

Stock Options

We have granted non-qualified stock options to purchase our common stock under the Plan at prices equal to the fair market value of the common stock on the grant dates. The exercise price for certain options

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

granted under the plans may be paid in cash, shares of common stock or a combination of cash and shares. Stock options expire ten years from the grant date and vest ratably over three years.

We recorded stock option expense of $26, $111 and $1,524 for the years ended December 31, 2009, 2008 and 2007, respectively. There were no stock options granted in 2009, 2008 or 2007.

A summary of stock option activity during the years ended December 31, 2009, 2008, and 2007 is:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Shares	Price	Life

Number of shares under option:
Outstanding at January 1, 2007	1,064,500	$17.55	8.05 years
Granted	—
Exercised	(167)	$12.40
Forfeited	(77,333)	$20.87

Outstanding at December 31, 2007	987,000	$17.29	7.03 years
Granted	—
Exercised	—
Forfeited	(512,000)	$17.01

Outstanding at December 31, 2008	475,000	$17.59	6.09 years
Granted	—
Exercised	—
Forfeited	(34,000)	$18.41

Outstanding at December 31, 2009	441,000	$17.53	5.09 years
Exercisable at December 31, 2009	441,000	$17.53	5.09 years

At December 31, 2009, 2008 and 2007, all of our option grant prices were above our stock price. Therefore there was no intrinsic value for our outstanding or exercisable shares at December 31, 2009, 2008 or 2007.

Market Condition Share Awards

Certain employees are eligible to receive shares of our common stock in payment of market condition share awards granted to them in accordance with the terms thereof.

We granted 541,863, 84,748 and 215,592 market condition share awards during the years ended December 31, 2009, 2008 and 2007, respectively. We recorded share-based compensation expense of $367, $(132) and $779 for the years ended December 31, 2009, 2008 and 2007, respectively. Included in the 2008 amount were reversals of expense related to the resignation of two senior officers in 2008, as the service condition of these shares was not met.

Of the 2009 market condition shares granted:

•	541,863 were based on our common stock’s performance in 2009 relative to a stock index, as designated by the Compensation Committee of the Board of Directors. These shares vest ratably over a three-year period, 2009-2011. The per share fair value of these market condition shares was $1.26 as of the grant date.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	0.62%
Expected stock price volatility	96.51%
Expected stock price volatility (small-cap stock index)	37.89%

We used an expected dividend yield of 0% as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate was based on the one-year T-bill rate. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. The expected stock price volatility for the small cap stock index was estimated using daily returns data for a two-year period ending on the grant date.

Based on our common stock performance in 2009, employees earned all of these market condition shares.

Of the 2008 market condition shares granted:

•	84,748 are based on our common stock’s performance in 2008 relative to a stock index, as designated by the Compensation Committee of the Board of directors. These shares vest ratably over a three-year period, 2008-2010. The per share fair value of these market condition shares was $1.63.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	2.05%
Expected stock price volatility	34.98%
Expected stock price volatility (small-cap stock index)	20.08%

We used an expected dividend yield of 0% as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate was based on the one-year T-bill rate. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. The expected stock price volatility for the small cap stock index was estimated using daily returns data for a two-year period ending on the grant date. Due to the resignation of a senior officer in 2008, 55,046 shares were forfeited.

Based on our common stock performance in 2008, employees did not earn any of these market condition shares.

Of the 2007 market condition shares awards granted:

•	53,006 are based on our common stock’s performance in 2007 relative to a stock index, as designated by the Compensation Committee of the Board of directors. These shares vest ratably over a three-year period, 2007-2009. The per share fair value of these market condition shares was $7.25.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	5.05%
Expected stock price volatility	42.13%
Expected stock price volatility (small-cap stock index)	16.64%

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We used an expected dividend yield of 0% as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate is based on the one-year T-bill rate. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. The expected stock price volatility for the small cap stock index was estimated using daily returns data for a two-year period ending on the grant date.

Based on our common stock performance in 2007, employees did not earn any of these market condition shares.

•	81,293 are based on our common stock’s absolute performance during the three-year period 2007-2009. Half of these shares vested on December 31, 2009, and the other half vest on December 31, 2010. The per share fair value of these market condition shares was $6.65.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	4.73%
Expected stock price volatility	42.13%

We used an expected dividend yield of 0% as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate is based on the four-year T-bill rate. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. Due to the resignation of two senior officers in 2008, 58,628 shares were forfeited.

Based on our common stock performance during the three year period 2007-2009, employees did not earn any of these market condition shares.

•	81,293 are based on our common stock’s performance in 2007-2009 relative to a stock index, as designated by the Compensation Committee of the Board of directors. Half of these shares vested December 31, 2009, and the other half vest on December 31, 2010. The per share fair value of these market condition shares was $8.24.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	4.73%
Expected stock price volatility	42.13%
Expected stock price volatility (small-cap stock index)	16.64%

We used an expected dividend yield of 0% as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate is based on the four-year T-bill rate. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. The expected stock price volatility for the small cap stock index was estimated using daily returns data for a two-year period ending on the grant date. Due to the resignation of two senior officers in 2008, 58,628 shares were forfeited.

Based on our common stock performance during the three year period 2007-2009 relative to a stock index, employees did not earn any of these market condition shares.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Performance Share Awards

Certain employees are eligible to receive shares of our common stock in payment of performance share awards granted to them. Grantees of performance shares are eligible to receive shares of our common stock based on the achievement of certain individual and departmental performance criteria during the calendar year in which the shares were granted. We granted 180,622, 37,386 and 23,149 performance shares during the years ended December 31, 2009, 2008 and 2007, respectively. Shares earned related to shares granted in 2009 vest over a three year period, 2009-2011; shares earned related to shares granted in 2008 vest ratably over a three year period, 2008-2010; shares earned related to shares granted in 2007 vest ratably over a three year period, 2007-2009.

The per share fair value of performance shares granted during the years ended December 31, 2009, 2008 and 2007, was $1.54, $7.09 and $13.10, respectively, which represents the fair value of our common stock on the grant date. We recorded share-based compensation expense of $184, $51 and $101 for the years ended December 31, 2009, 2008 and 2007, respectively. Since all shares originally granted were not earned, we recorded a reduction in expense of $2 and $10 during the years ended December 31, 2009 and 2008, respectively, related to the shares not issued.

Based on their achievement of certain individual and departmental performance goals:

•	Employees earned and were issued 18,084 performance shares in February 2009 related to the 2008 grants, and

•	Employees earned and were issued 20,843 performance shares in February 2008 related to the 2007 grants.

Deferred Compensation Awards

Pursuant to their employment arrangements, certain executives received bonuses upon completion of our IPO. Executives receiving bonus payments totaling $2,200 elected to defer those payments pursuant to our deferred compensation plan. To satisfy this obligation, we contributed 129,412 shares of our common stock to the trust that holds the assets to pay obligations under our deferred compensation plan. The fair value of that stock at the date of contribution was $2,200. We have recorded the fair value of the shares of common stock, at the date the shares were contributed to the trust, as a reduction of our stockholders’ equity. We account for the change in fair value of the shares held in the trust as a charge to compensation cost. We recorded share-based compensation income of $348, $893 and $537, for the years ended December 31, 2009, 2008 and 2007, respectively.

In 2008, one of the executives who had deferred a bonus payment as discussed above resigned from our company. As a result, we have reclassified $2,000 previously recorded as deferred compensation to additional paid-in-capital.

Non-vested Shares

We have granted non-vested shares to certain employees and our directors. Shares vest over time periods between three and five years. We valued the non-vested shares at the closing market value of our common stock on the date of grant.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of non-vested shares activity for the years ended December 31, 2009, 2008, and 2007 is as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value

Non-vested shares balance at January 1, 2007	245,000	$11.08
Granted	143,711	$13.47
Forfeited	(5,000)	$10.79
Vested	(50,600)	$11.53

Non-vested shares balance at December 31, 2007	333,111	$12.37
Granted	210,799	$6.78
Forfeited	(162,008)	$10.91
Vested	(81,653)	$12.14

Non-vested shares balance at December 31, 2008	300,249	$9.29
Granted	331,179	$2.75
Forfeited	(61,809)	$4.73
Vested	(86,151)	$10.79

Non-vested shares balance at December 31, 2009	483,468	$5.13

Our non-vested shares had an intrinsic value of $1 at December 31, 2009. There was no intrinsic value of our shares at December 31, 2008 or 2007.

We recorded share-based compensation expense of $837, $657, and $963 for the years ended December 31, 2009, 2008, and 2007, respectively.

Vested Shares

We have an annual short-term incentive plan for certain employees that provides them the potential to earn cash bonus payments. In 2008 and 2007, certain of these employees had the option to elect to have some or all of their annual bonus compensation paid in the form of shares of our common stock rather than cash. Employees making this election received shares having a market value equal to 125% of the cash they would otherwise receive. Shares issued in lieu of cash bonus payments are fully vested upon issuance. We recorded expense of $32, and $2,353 during the years ended December 31, 2008 and 2007, respectively, related to our short-term incentive plan.

•	In connection with the elections related to 2008 bonus amounts, we issued 17,532 shares in February 2009. We valued these shares at $32 based on the closing market value of our common stock on the date of the grant.

•	In connection with the elections related to 2007 bonus amounts, we issued 265,908 shares in February 2008. We valued these shares at $2,055 based on the closing market value of our common stock on the date of the grant.

In 2009 and 2008, our directors had the option to elect to have some or all of the cash portion of their annual fees paid in the form of shares of our common stock rather than cash. Directors making this election received shares having a market value equal to 125% of the cash they would otherwise receive. Shares issued in lieu of cash fee payments are fully vested upon issuance. We recorded non-cash professional fees expense of $74 and $437 for the years ended December 31, 2009 and 2008, respectively, related to these elections to receive shares in lieu of cash. We issued 31,347 and 118,823 shares during the years ended December 31, 2009 and 2008, respectively. We had no similar issuances of stock for director compensation in 2007.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables set forth certain items included in our consolidated financial statements for each quarter of the years ended December, 31, 2009 and 2008.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2009:
Total Revenues	$62,307	$68,625	$76,827	$56,273
Net operating loss	(2,450)	(581)	(15,491)	(5,941)
Net loss attributable to Great Wolf Resorts, Inc.	(5,645)	(5,706)	(36,923)	(10,202)
Basic loss per common share	$(0.18)	$(0.18)	$(1.18)	$(0.33)
Diluted loss per common share	$(0.18)	$(0.18)	$(1.18)	$(0.33)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2008:
Total Revenues	$64,208	$63,018	$69,413	$48,899
Net operating income (loss)	4,062	51	9,763	(39,542)
Net (loss) income attributable to Great Wolf Resorts, Inc.	(2,327)	(4,090)	2,171	(36,479)
Basic (loss) earnings per share	$(0.08)	$(0.13)	$0.07	$(1.18)
Diluted (loss) earnings per share	$(0.08)	$(0.13)	$0.07	$(1.18)

The following is a summary of the significant fourth quarter adjustments for our fiscal year 2008:

Impairment loss on investment in affiliates	$18,777
Goodwill impairment	17,430

$36,207

The sum of the basic and diluted (loss) earnings per share for the four quarters may differ from the annual (loss) earnings per share due to the required method of computing the weighted average number of shares in the respective periods.

14.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

On April 7, 2010, our subsidiaries, GWR Operating Partnership, LLLP and Great Wolf Finance Corp. were co-issuers (the “Issuers”) with respect to $230,000,000 in principal amount of 10.875% first mortgage notes. In connection with the issuance certain of our subsidiaries (the “Subsidiary Guarantors”), have guaranteed the first mortgage notes. Certain of our other subsidiaries (the “Non-Guarantor Subsidiaries”) have not guaranteed the first mortgage notes.

The following tables present the condensed consolidating balances sheets of the Company (“Parent”), the Issuers, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries as of December 31, 2009 and December 31, 2008, and the condensed consolidating statements of operations and cash flows for the years ended December 31, 2009, 2008 and 2007.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulations S-X Rule 3-10, Financial statements of guarantors and issuers of guaranteed securities registered or being registered. Each of the Subsidiary Guarantors are 100% owned, directly or indirectly, by Great Wolf Resorts, Inc. There are significant restrictions on the Subsidiary Guarantors’ ability to pay dividends or obtain loans or advances. The Company and the Issuers investments in their consolidated subsidiaries are presented under the equity method of accounting.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2009
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$5,023	$14,538	$(1,590)	$2,942	$—	$20,913
Escrows	—	—	4,430	1,508	—	5,938
Accounts receivable	33	—	1,177	982	—	2,192
Accounts receivable — affiliates	—	—	1,079	1,535	—	2,614
Accounts receivable — consolidating entities	23,800	459,146	183,648	151,521	(818,115)	—
Inventory	—	—	2,230	2,561	—	4,791
Other current assets	792	—	1,991	1,469	—	4,252

Total current assets	29,648	473,684	192,965	162,518	(818,115)	40,700
Property and equipment, net	—	—	373,879	302,526	—	676,405
Investment in consolidated entities	251,217	277,475	—	—	(528,692)	—
Investment in and advances to affiliates	—	—	—	27,484	—	27,484
Notes receivable	8,268	—	—	—	—	8,268
Other assets	10,965	—	9,333	8,760	—	29,058
Intangible assets	—	—	4,668	19,161	—	23,829

Total assets	$300,098	$751,159	$580,845	$520,449	$(1,346,807)	$805,744

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$—	$12,731	$3,395	$—	$16,126
Accounts payable	—	—	3,132	1,946	—	5,078
Accounts payable — consolidating entities	—	499,931	205,954	112,230	(818,115)	—
Accrued expenses	1,498	11	13,351	7,110	—	21,970
Advance deposits	—	—	2,457	4,657	—	7,114
Gift certificates payable	3,299	—	830	1,817	—	5,946

Total current liabilities	4,797	499,942	238,455	131,155	(818,115)	56,234
Mortgage debt	—	—	202,103	239,621	—	441,724
Other long-term debt	80,545	—	78	11,598	—	92,221
Deferred compensation liability	—	—	809	—	—	809

Total liabilities	85,342	499,942	441,445	382,374	(818,115)	590,988
Commitments and contingencies
Stockholders’ Equity:
Common stock	313	—	—	—	—	313
Preferred stock	—	—	—	—	—	—
Additional paid in capital	400,930	448,562	163,514	285,048	(897,124)	400,930
Accumulated deficit	(186,287)	(197,345)	(24,114)	(146,973)	368,432	(186,287)
Deferred compensation	(200)	—	—	—		(200)

Total stockholders’ equity	214,756	251,217	139,400	138,075	(528,692)	214,756

Total liabilities and stockholders’ equity	$300,098	$751,159	$580,845	$520,449	$(1,346,807)	$805,744

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2008
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$4,762	$6,279	$727	$2,463	$—	$14,231
Escrows	—	—	923	1,632	—	2,555
Accounts receivable	150	—	1,262	755	—	2,167
Accounts receivable — affiliates	—	—	290	635	—	925
Accounts receivable — consolidating entities	28,627	459,146	148,241	132,141	(768,155)	—
Inventory	—	—	2,194	2,071	—	4,265
Other current assets	7,126	—	1,526	1,291	(6,888)	3,055

Total current assets	40,665	465,425	155,163	140,988	(775,043)	27,198
Property and equipment, net	—	—	395,433	320,740	—	716,173
Investment in consolidating entities	301,617	327,751	—	—	(629,368)	—
Investment in and advances to affiliates	—	—	—	43,855	—	43,855
Other assets	14,168	—	8,734	6,104	—	29,006
Intangible assets	—	—	4,668	19,161	—	23,829

Total assets	$356,450	$793,176	$563,998	$530,848	$(1,404,411)	$840,061

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$—	$78,700	$2,764	$—	$81,464
Accounts payable	—	—	10,292	12,925	—	23,217
Accounts payable — affiliates	—	—	1,227	579	—	1,806
Accounts payable — consolidating entities	—	491,546	171,822	104,787	(768,155)	—
Accrued expenses	1,167	13	12,775	8,610	—	22,565
Advance deposits	—	—	2,802	4,696	—	7,498
Gift certificates payable	2,798	—	806	1,812	—	5,416

Total current liabilities	3,965	491,559	278,424	136,173	(768,155)	141,966
Mortgage debt	—	—	141,434	198,713	(6,888)	333,259
Other long-term debt	80,545	—	—	11,783	—	92,328
Deferred compensation liability	—	—	568	—	—	568

Total liabilities	84,510	491,559	420,426	346,669	(775,043)	568,121
Commitments and contingencies
Stockholders’ Equity:
Common stock	310	—	—	—	—	310
Preferred stock	—	—	—	—	—	—
Additional paid in capital	399,641	448,562	163,514	285,048	(897,124)	399,641
Accumulated deficit	(127,811)	(146,945)	(19,942)	(100,869)	267,756	(127,811)
Deferred compensation	(200)	—	—	—	—	(200)

Total stockholders’ equity	271,940	301,617	143,572	184,179	(629,368)	271,940

Total liabilities and stockholders’ equity	$356,450	$793,176	$563,998	$530,848	$(1,404,411)	$840,061

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Year ended December 31, 2009
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Revenues:
Rooms	$—	$—	$78,347	$76,404	$—	$154,751
Food and beverage	—	—	22,633	20,010	—	42,643
Other hotel operations	—	—	19,350	19,027	—	38,377
Management and other fees	697	—	18,343	77	(17,127)	1,990
Management and other fees — affiliates	—	—	4,973	—	—	4,973

	697	—	143,646	115,518	(17,127)	242,734
Other revenue from managed properties — affiliates	—	—	17,132	—	—	17,132
Other revenue from managed properties	—	—	4,166	—	—	4,166

Total revenues	697	—	164,944	115,518	(17,127)	264,032

Operating expenses by department:
Rooms	—	—	12,720	12,751	(3,022)	22,449
Food and beverage	—	—	17,340	15,877	—	33,217
Other	—	—	15,740	16,384	—	32,124
Other operating expenses:
Selling, general and administrative	2,908	141	42,065	29,977	(14,105)	60,986
Property operating costs	—	—	16,651	21,137	—	37,788
Depreciation and amortization	155	—	29,871	26,352	—	56,378
Asset impairment loss	—	—	—	24,000	—	24,000
Loss on disposition of property	—	—	191	64	—	255

	3,063	141	134,578	146,542	(17,127)	267,197
Other expenses from managed properties — affiliates	—	—	17,132	—	—	17,132
Other expenses from managed properties	—	—	4,166	—	—	4,166

Total operating expenses	3,063	141	155,876	146,542	(17,127)	288,495

Net operating (loss) income	(2,366)	(141)	9,068	(31,024)	—	(24,463)
Gain on sale of unconsolidated affiliate	—	—	—	(962)	—	(962)
Investment income — affiliates	—	—	—	(1,330)	—	(1,330)
Interest income	(605)	(17)	(13)	(7)	—	(642)
Interest expense	6,123	—	12,923	15,026	—	34,072

Loss before income taxes and equity in affiliates	(7,884)	(124)	(3,842)	(43,751)	—	(55,601)
Income tax expense (benefit)	192	—	330	(82)	—	440
Equity in affiliates, net of tax	50,400	50,276	—	2,435	(100,676)	2,435

Net loss	$(58,476)	$(50,400)	$(4,172)	$(46,104)	$100,676	$(58,476)

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
Year ended December 31, 2008
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Revenues:
Rooms	$—	$—	$74,725	$68,670	$—	$143,395
Food and beverage	—	—	21,192	17,616	—	38,808
Other hotel operations	—	—	18,594	16,771	—	35,365
Management and other fees	1,604	—	16,893	83	(15,782)	2,798
Management and other fees — affiliates	—	—	4,982	364	—	5,346

	1,604	—	136,386	103,504	(15,782)	225,712
Other revenue from managed properties — affiliates	—	—	19,826	—	—	19,826

Total revenues	1,604	—	156,212	103,504	(15,782)	245,538

Operating expenses by department:
Rooms	—	—	12,043	10,854	(2,763)	20,134
Food and beverage	—	—	17,001	13,989	—	30,990
Other	—	—	15,087	13,872	—	28,959
Other operating expenses:
Selling, general and administrative	3,174	142	37,091	24,514	(13,019)	51,902
Property operating costs	—	—	20,214	16,872	—	37,086
Depreciation and amortization	154	—	25,136	20,791	—	46,081
Impairment loss on investment in affiliates	—	—	630	18,147	—	18,777
Goodwill impairment	—	1,410	—	16,020	—	17,430
Loss on disposition of property	—	—	—	19	—	19

	3,328	1,552	127,202	135,078	(15,782)	251,378
Other expenses from managed properties — affiliates	—	—	19,826	—	—	19,826

Total operating expenses	3,328	1,552	147,028	135,078	(15,782)	271,204

Net operating (loss) income	(1,724)	(1,552)	9,184	(31,574)	—	(25,666)
Investment income — affiliates	—	—	—	(2,187)	—	(2,187)
Interest income	(786)	(605)	(9)	(24)	—	(1,424)
Interest expense	5,554	—	11,521	10,202	—	27,277

Loss before income taxes and equity in affiliates	(6,492)	(947)	(2,328)	(39,565)	—	(49,332)
Income tax (benefit) expense	(12,911)	—	331	624	—	(11,956)
Equity in affiliates, net of tax	47,144	46,197	—	3,349	(93,341)	3,349

Net loss	$(40,725)	$(47,144)	$(2,659)	$(43,538)	$93,341	$(40,725)

Other comprehensive loss, net of tax:
Net loss	$(40,725)	$(47,144)	$(2,659)	$(43,538)	$93,341	$(40,725)
Unrealized gain on interest rate swap		—	(387)	—	—	(387)

Comprehensive loss	$(40,725)	$(47,144)	$(2,272)	$(43,538)	$93,341	$(40,338)

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS
Year ended December 31, 2007
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Revenues:
Rooms	$—	$—	$43,467	$68,794	$—	$112,261
Food and beverage	—	—	12,299	17,289	—	29,588
Other hotel operations	—	—	9,975	17,110	—	27,085
Management and other fees	1,650	47	13,260	169	(12,271)	2,855
Management and other fees — affiliates	—	—	2,505	1,809	—	4,314

	1,650	47	81,506	105,171	(12,271)	176,103
Other revenue from managed properties — affiliates	—	—	11,477	—	—	11,477

Total revenues	1,650	47	92,983	105,171	(12,271)	187,580

Operating expenses by department:
Rooms	—	—	7,072	10,819	(2,175)	15,716
Food and beverage	—	—	10,897	14,299	—	25,196
Other	—	—	9,033	14,071	—	23,104
Other operating expenses:
Selling, general and administrative	2,527	121	29,385	25,978	(10,096)	47,915
Property operating costs	—	—	16,453	14,102	—	30,555
Depreciation and amortization	103	—	15,511	20,758	—	36,372
Loss on disposition of property	—	—	—	128	—	128

	2,630	121	88,351	100,155	(12,271)	178,986
Other expenses from managed properties — affiliates	—	—	11,477	—	—	11,477

Total operating expenses	2,630	121	99,828	100,155	(12,271)	190,463

Net operating (loss) income	(980)	(74)	(6,845)	5,016	—	(2,883)
Investment income — affiliates	—	—	—	(667)	—	(667)
Interest income	(972)	(1,665)	(49)	(72)	—	(2,758)
Interest expense	1,396	—	5,585	7,906	—	14,887

(Loss) income before income taxes and equity in affiliates	(1,404)	1,591	(12,381)	(2,151)	—	(14,345)
Income tax (expense) benefit	(6,283)	—	93	331	—	(5,859)
Equity in affiliates, net of tax	14,460	16,051	—	1,547	(30,511)	1,547

Net loss	(9,581)	(14,460)	(12,474)	(4,029)	30,511	(10,033)
Net loss attributable to noncontrolling interest, net of tax	—	—	(452)	—	—	(452)

Net loss attributable to Great Wolf Resorts, Inc.	$(9,581)	$(14,460)	$(12,022)	$(4,029)	$30,511	$(9,581)

Other comprehensive loss, net of tax:
Net loss	$(9,581)	$(14,460)	$(12,474)	$(4,029)	$30,511	$(10,033)
Unrealized loss on interest rate swap	—	—	387	—	—	387

Comprehensive loss	(9,581)	(14,460)	(12,861)	(4,029)	30,511	(10,420)
Comprehensive loss attributable to noncontrolling interest	—	—	(452)	—	—	(452)

Comprehensive loss attributable to Great Wolf Resorts, Inc.	$(9,581)	$(14,460)	$(12,409)	$(4,029)	$30,511	$(9,968)

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year ended December 31, 2009
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Operating activities:
Net loss	$(58,476)	$(50,400)	$(4,172)	$(46,104)	$100,676	$(58,476)
Adjustment to reconcile net loss to net cash (used) provided by operating activities:
Depreciation and amortization	155	—	29,871	26,352	—	56,378
Bad debt expense	—	—	617	63	—	680
Non-cash employee compensation and professional fees expense	—	—	1,138	—	—	1,138
Loss on disposition of property	—	—	191	64	—	255
Asset impairment loss	—	—	—	24,000	—	24,000
Gain on sale of unconsolidated affiliates	—	—	—	(962)	—	(962)
Equity in losses of affiliates	50,400	50,276	—	2,416	(100,676)	2,416
Deferred tax expense	131	—	—	—	—	131
Changes in operating assets and liabilities	3,283	(2)	(7,070)	(2,668)	(6,888)	(13,345)

Net cash (used) provided by operating activities	(4,507)	(126)	20,575	3,161	(6,888)	12,215

Investing activities:
Capital expenditures for property and equipment	—	—	(8,573)	(40,685)	—	(49,258)
Loan repayment from unconsolidated affiliate	—	—	—	9,225	—	9,225
Investment in unconsolidated affiliates	—	—	—	(303)	—	(303)
Proceeds from sale of interest in unconsolidated affiliate	—	—	—	6,000	—	6,000
Investment in development	—	—	834	—	—	834
Proceeds from sale of assets	—	—	—	66	—	66
Decrease in restricted cash	159	—	—	1	—	160
(Increase) decrease in escrows	—	—	(3,507)	124	—	(3,383)

Net cash provided (used) in investing activities	159	—	(11,246)	(25,572)	—	(36,659)

Financing activities:
Principal payments on long-term debt	—	—	(5,317)	(2,714)	—	(8,031)
Proceeds from issuance of long-term debt	—	—	95	44,068	6,888	51,051
Payment of loan costs	(218)	—	(5,149)	(6,527)	—	(11,894)
Advances from consolidating entities, net	4,827	8,385	(1,275)	(11,937)	—	—

Net cash provided (used) by financing activities	4,609	8,385	(11,646)	22,890	6,888	31,126

Net increase (decrease) in cash and cash equivalents	261	8,259	(2,317)	479	—	6,682
Cash and cash equivalents, beginning of period	4,762	6,279	727	2,463	—	14,231

Cash and cash equivalents, end of period	$5,023	$14,538	$(1,590)	$2,942	$—	$20,913

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year ended December 31, 2008
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Operating activities:
Net loss	$(40,725)	$(47,144)	$(2,659)	$(43,538)	$93,341	$(40,725)
Adjustment to reconcile net loss to net cash (used) provided by operating activities:
Depreciation and amortization	154	—	25,136	20,791	—	46,081
Bad debt expense	—	—	1,240	65	—	1,305
Impairment loss on investment in affiliates	—	—	630	18,147	—	18,777
Goodwill impairment	—	1,410	—	16,020	—	17,430
Non-cash employee compensation expense	—	—	250	—	—	250
Loss on disposition of property	—	—	—	19	—	19
Equity in losses of affiliates	47,144	46,197	—	4,421	(93,341)	4,421
Deferred tax benefit	(14,072)	—	—	—	—	(14,072)
Changes in operating assets and liabilities	(2,715)	(40)	491	(4,576)	6,888	48

Net cash (used) provided by operating activities	(10,214)	423	25,088	11,349	6,888	33,534

Investing activities:
Capital expenditures for property and equipment	—	—	(55,303)	(79,664)	—	(134,967)
Loan repayment from unconsolidated affiliate	—	—	—	3,168	—	3,168
Investment in affiliates	(1,180)	(53,430)	—	(9,250)	53,430	(10,430)
Investment in development	—	—	(2,255)	—	—	(2,255)
Decrease (increase) in restricted cash	1	—	55	(1)	—	55
(Increase) decrease in escrows	—	—	(724)	541	—	(183)

Net cash (used) provided in investing activities	(1,179)	(53,430)	(58,227)	(85,206)	53,430	(144,612)

Financing activities:
Principal payments on long-term debt	—	—	(55,375)	(1,919)	—	(57,294)
Proceeds from issuance of long-term debt	—	—	140,449	34,481	(6,888)	168,042
Loan fees	(12)	—	(2,686)	(1,338)	—	(4,036)
Advances from consolidating entities, net	10,050	50,614	(49,387)	(11,277)	—	—
Equity contributions	—	—	—	53,430	(53,430)	—

Net cash provided (used) by financing activities	10,038	50,614	33,001	73,377	(60,318)	106,712

Net (decrease) increase in cash and cash equivalents	(1,355)	(2,393)	(138)	(480)	—	(4,366)
Cash and cash equivalents, beginning of period	6,117	8,672	865	2,943	—	18,597

Cash and cash equivalents, end of period	$4,762	$6,279	$727	$2,463	$—	$14,231

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Year ended December 31, 2007
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Operating activities:
Net loss	$(9,581)	$(14,460)	$(12,474)	$(4,029)	$30,511	$(10,033)
Adjustment to reconcile net loss to net cash (used) provided by operating activities:
Depreciation and amortization	103	—	15,511	20,758	—	36,372
Bad debt expense	—	—	83	71	—	154
Non-cash employee compensation expense	—	—	5,080	—	—	5,080
Loss on disposition of property	—	—	—	128	—	128
Equity in losses of affiliates	14,460	16,051	—	2,616	(30,511)	2,616
Deferred tax benefit	(7,105)	—	—	—	(312)	(7,417)
Changes in operating assets and liabilities	934	(1,614)	5,442	(2,223)	312	2,851

Net cash (used) provided by operating activities	(1,189)	(23)	13,642	17,321	—	29,751

Investing activities:
Capital expenditures for property and equipment	—	—	(147,308)	(24,576)	—	(171,884)
Investment in unconsolidated affiliates	(78,687)	(104,721)	—	(25,238)	184,588	(24,058)
Investment in development	—	—	(10,276)	—	—	(10,276)
Issuance of notes receivable	(3,263)	—	—	—	—	(3,263)
Decrease (increase) in restricted cash	1,167	405	720	(3)	—	2,289
(Increase) decrease in escrows	—	—	(198)	423	—	225

Net cash (used) provided in investing activities	(80,783)	(104,316)	(157,062)	(49,394)	184,588	(206,967)

Financing activities:
Principal payments on long-term debt	—	—	—	(1,350)	—	(1,350)
Proceeds from issuance of long-term debt	28,995	—	79,268	—	—	108,263
Payment of loan costs	(921)	—	(50)	(7)	—	(978)
Purchase of noncontrolling interests	—	—	(6,900)	—	—	(6,900)
Advances from consolidating entities, net	—	79,867	20,891	33,074	(133,832)	—
Equity contribution	—	—	50,756	—	(50,756)	—

Net cash provided by financing activities	28,074	79,867	143,965	31,717	(184,588)	99,035

Net (decrease) increase in cash and cash equivalents	(53,898)	(24,472)	545	(356)	—	(78,181)
Cash and cash equivalents, beginning of period	60,015	33,144	320	3,299	—	96,778

Cash and cash equivalents, end of period	$6,117	$8,672	$865	$2,943	$—	$18,597

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	SUBSEQUENT EVENT

As discussed in Note 5, the borrowers under the agreement governing the Company’s Traverse City/Kansas City mortgage loan are required to maintain a minimum debt service coverage ratio of 1.35, calculated on a quarterly basis. The borrowers under the agreement did not comply with a debt service coverage ratio covenant for the twelve-month period ended June 30, 2010. As a result, the loan servicer had the right to implement a lock-box cash management arrangement, which requires substantially all cash receipts for the two resorts to be moved each day to a reserve bank account and all excess cash to be deposited in a lender-controlled account. On September 13, 2010, the Company was informed that the loan servicer had elected to exercise such right.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(Unaudited)
	(Dollars in thousands, except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$30,410	$20,913
Escrows	2,774	5,938
Accounts receivable, net of allowance
for doubtful accounts of $122 and $101	4,173	2,192
Accounts receivable — affiliates	2,833	2,614
Inventory	6,453	4,791
Other current assets	5,565	4,252

Total current assets	52,208	40,700
Property and equipment, net	665,170	676,405
Investments in and advances to affiliates	27,134	27,484
Notes receivable	—	8,268
Other assets	33,645	29,058
Intangible assets	27,715	23,829

Total assets	$805,872	$805,744

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$4,186	$16,126
Accounts payable	7,806	5,078
Accounts payable — affiliates	10	—
Accrued expenses	29,754	21,970
Advance deposits	12,642	7,114
Other current liabilities	5,419	5,946

Total current liabilities	59,817	56,234
Mortgage debt	457,185	441,724
Other long-term debt	92,096	92,221
Deferred compensation liability	1,050	809
Other long-term liabilities	1,131	—

Total liabilities	611,279	590,988
Commitments and contingencies
Great Wolf Resorts stockholders’ equity:
Common stock, $0.01 par value; 250,000,000 shares authorized; 32,445,206 and 31,278,889 shares issued and outstanding	324	313
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued or outstanding	—	—
Additional paid-in-capital	401,542	400,930
Accumulated deficit	(207,112)	(186,287)
Deferred compensation	(200)	(200)

Total Great Wolf Resorts stockholders’ equity	194,554	214,756
Noncontrolling interest	39	—

Total equity	194,593	214,756

Total liabilities and equity	$805,872	$805,744

See accompanying notes to condensed consolidated financial statements.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009
	(Unaudited; dollars in thousands,
	except share and per share data)

Revenues:
Rooms	$39,460	$40,310	$81,248	$76,655
Food and beverage	11,456	11,305	23,073	21,207
Other	10,379	10,160	20,587	19,125
Management and other fees	560	402	1,195	991
Management and other fees — affiliates	960	1,210	1,980	2,434

	62,815	63,387	128,083	120,412
Other revenue from managed properties — affiliates	2,759	5,238	5,453	10,520
Other revenue from managed properties	2,854	—	5,571	—

Total revenues	68,428	68,625	139,107	130,932
Operating expenses by department:
Rooms	6,044	5,948	12,073	10,977
Food and beverage	8,739	8,865	17,266	16,280
Other	8,575	8,424	16,942	15,692
Other operating expenses:
Selling, general and administrative	14,486	16,987	33,228	31,631
Property operating costs	8,170	9,114	17,204	21,456
Depreciation and amortization	17,110	14,630	31,130	27,216
Loss on disposition of property	9	—	19	191

	63,133	63,968	127,862	123,443
Other expenses from managed properties — affiliates	2,759	5,238	5,453	10,520
Other expenses from managed properties	2,854	—	5,571	—

Total operating expenses	68,746	69,206	138,886	133,963

Net operating (loss) income	(318)	(581)	221	(3,031)
Investment income — affiliates	(276)	(336)	(565)	(720)
Interest income	(180)	(148)	(433)	(336)
Interest expense	12,459	8,777	21,658	15,044

Loss before income taxes and equity in unconsolidated affiliates	(12,321)	(8,874)	(20,439)	(17,019)
Income tax expense (benefit)	189	(3,635)	369	(6,783)
Equity in loss (income) of unconsolidated affiliates, net of tax	210	467	(23)	1,115

Net loss	(12,720)	(5,706)	(20,785)	(11,351)
Net loss attributable to noncontrolling interest, net of tax	40	—	40	—

Net loss attributable to Great Wolf Resorts, Inc.	$(12,760)	$(5,706)	$(20,825)	$(11,351)

Basic loss per common share	$(0.41)	$(0.18)	$(0.67)	$(0.36)

Diluted loss per common share	$(0.41)	$(0.18)	$(0.67)	$(0.36)

Weighted average common shares outstanding:
Basic	31,000,179	31,263,487	30,919,023	31,123,072

Diluted	31,000,179	31,263,487	30,919,023	31,123,072

See accompanying notes to the condensed consolidated financial statements.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2010	2009
	(Unaudited; dollars
	in thousands)

Operating activities:
Net loss	$(20,785)	$(11,351)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	31,130	27,216
Bad debt expense	193	457
Non-cash employee compensation and professional fees expense	1,061	469
Loss on disposition of property	19	191
Equity in (income) losses of
unconsolidated affiliates	(22)	1,854
Deferred tax benefit	(224)	(7,582)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(3,482)	(5,025)
Accounts payable, accrued expenses and other liabilities	10,380	2,106

Net cash provided by operating activities	18,270	8,335

Investing activities:
Capital expenditures for property and equipment	(6,229)	(45,846)
Loan repayment from unconsolidated affiliates	490	8,098
Investment in affiliate	(10)	—
Investment in unconsolidated affiliates	—	(303)
Investment in development	(358)	1,086
Proceeds from sale of assets	15	66
Cash acquired in acquisition of Creative Kingdoms, LLC	324	—
(Increase) decrease in restricted cash	(3)	163
Decrease (increase) in escrows	3,164	(1,379)

Net cash used in investing activities	(2,607)	(38,115)

Financing activities:
Principal payments on long-term debt	(215,941)	(3,112)
Proceeds from issuance of long-term debt	219,337	50,073
Payment of loan costs	(9,562)	(8,377)

Net cash (used in) provided by financing activities	(6,166)	38,584

Net increase in cash and cash equivalents	9,497	8,804
Cash and cash equivalents, beginning of period	20,913	14,231

Cash and cash equivalents, end of period	$30,410	$23,035

Supplemental Cash Flow Information:
Cash paid for interest, net of capitalized interest	$16,543	$14,599
Cash paid for income taxes, net of refunds	$404	$36
Non-cash items:
Construction in process accruals	$—	$319
Loan cost accruals	$1,076	$—
Conversion of note receivable and accrued interest to equity investment	$9,963	$—

See accompanying notes to the condensed consolidated financial statements.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited; dollars in thousands, except share and per share amounts)

1.	ORGANIZATION

The terms “Great Wolf Resorts®,” “us,” “we” and “our” are used in this report to refer to Great Wolf Resorts, Inc. and its consolidated subsidiaries.

Business Summary

We are the largest owner, licensor, operator and developer in North America of drive-to, destination family resorts featuring indoor waterparks and other family-oriented entertainment activities based on the number of resorts in operation. Each of our resorts features approximately 300 to 600 family suites, each of which sleeps from six to ten people and includes a wet bar, microwave oven, refrigerator and dining and sitting area. We provide a full-service entertainment resort experience to our target customer base: families with children ranging in ages from 2 to 14 years old that live within a convenient driving distance of our resorts. We operate and license resorts under our Great Wolf Lodge® and Blue Harbor Resorttm brand names and have entered into licensing arrangements with third parties relating to the operation of resorts under the Great Wolf Lodge brand name. Our resorts are open year-round and provide a consistent, comfortable environment where our guest can enjoy our various amenities and activities.

We provide our guests with a self-contained vacation experience and focus on capturing a significant portion of their total vacation spending. Our resorts earn revenues through the sale of rooms (which includes admission to our indoor waterpark), and other revenue-generating resort amenities. Each of our resorts features a combination of the following revenue-generating amenities: themed restaurants, ice cream shop and confectionery, full-service adult spa, kid spa, game arcade, gift shop, miniature golf, interactive game attraction, family tech center and meeting space. We also generate revenues from licensing arrangements, management fees and other fees with respect to our operation or development of properties owned in whole or in part by third parties.

Each of our Great Wolf Lodge resorts has a Northwoods lodge theme, designed in a Northwoods cabin motif with exposed timber beams, a massive stone fireplace, Northwoods creatures, including mounted wolves, and an animated two-story Clock Tower that provides theatrical entertainment for younger guests. All of our guest suites are themed luxury suites, ranging in size from approximately 385 square feet to 1,970 square feet.

The indoor waterparks in our Great Wolf Lodge resorts range in size from approximately 34,000 to 84,000 square feet and are decorated consistent with our resort motif. The focus of each Great Wolf Lodge waterpark is our signature 12-level treehouse waterfort, an interactive water experience for the entire family that features over 60 water effects and is capped by an oversized bucket that dumps between 700 to 1,000 gallons of water every five minutes. Our waterparks also feature a combination of high-speed body slides and inner tube waterslides, smaller slides for younger children, zero-depth water activity pools with geysers, a water curtain, fountains and tumble buckets, a lazy river, additional activity pools for basketball, open swimming and other water activities and large free form hot tubs, including hot tubs for adults only.

On June 7, 2010, we acquired a 62.4% equity interest in Creative Kingdoms (CK) in exchange for all of the $8,700 principal balance, plus accrued interest of $1,263, of convertible indebtedness owed to us by CK. CK is a developer of experiential gaming products including MagiQuest®, an interactive game attraction available at nine of our resorts. CK also licenses or has sold to other parties several stand-alone MagiQuest facilities or similar attractions.

The following table presents an overview of our portfolio of resorts. As of June 30, 2010, we operated, managed and/or have entered into licensing arrangements relating to the operation of 11 Great Wolf Lodge resorts (our signature Northwoods-themed resorts) and one Blue Harbor Resort (a nautical-themed property). We anticipate that most of our future resorts will be licensed and/or developed under our Great Wolf Lodge

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

brand, but we may operate and/or enter into licensing arrangements with regard to additional nautical-themed resorts under our Blue Harbor Resort brand or other resorts in appropriate markets.

					Indoor
	Ownership		Number of	Number of	Entertainment
	Percentage	Opened	Guest Suites	Condo Units(1)	Area(2)
					(Approx. sq. ft.)

Wisconsin Dells, WI(3)	—	1997	308	77	102,000
Sandusky, OH(3)	—	2001	271	—	41,000
Traverse City, MI	100%	2003	280	—	57,000
Kansas City, KS	100%	2003	281	—	57,000
Sheboygan, WI	100%	2004	182	64	54,000
Williamsburg, VA(4)	100%	2005	405	—	87,000
Pocono Mountains, PA(4)	100%	2005	401	—	101,000
Niagara Falls, ONT(5)	—	2006	406	—	104,000
Mason, OH(4)	100%	2006	401	—	105,000
Grapevine, TX(4)	100%	2007	605	—	110,000
Grand Mound, WA(6)	49%	2008	398	—	74,000
Concord, NC(4)	100%	2009	402	—	97,000

(1)	Condominium units are individually owned by third parties and are managed by us.

(2)	Our indoor entertainment areas generally include our indoor waterpark, game arcade, children’s activity room, family tech center, MagiQuest and fitness room, as well as our spa in the resorts that have such amenities.

(3)	These properties are owned by CNL Lifestyle Properties, Inc. (CNL), a real estate investment trust focused on leisure and lifestyle properties. Prior to August 2009, these properties were owned by a joint venture between CNL and us. In August 2009, we sold our 30.26% joint venture interest to CNL for $6,000. We currently manage both properties and license the Great Wolf Lodge brand to these resorts.

(4)	Five of our properties (Great Wolf Lodge resorts in Williamsburg, VA; Pocono Mountains, PA; Mason, OH; Grapevine, TX and Concord, NC) each had a book value of fixed assets equal to ten percent or more of our total assets as of June 30, 2010 and each of those five properties had total revenues equal to ten percent or more of our total revenues for the three and six months ended June 30, 2010.

(5)	An affiliate of Ripley Entertainment, Inc. (Ripley), our licensee, owns this resort. We have granted Ripley a license to use the Great Wolf Lodge name for this resort through April 2016. We managed the resort on behalf of Ripley through April 2009.

(6)	This property is owned by a joint venture. The Confederated Tribes of the Chehalis Reservation (Chehalis) owns a 51% interest in the joint venture, and we own a 49% interest. We operate the property and license the Great Wolf Lodge brand to the property under long-term agreements through April 2057, subject to earlier termination in certain situations. The joint venture leases the land for the resort from the United States Department of Interior, which is trustee for Chehalis.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General — We have prepared these unaudited condensed consolidated interim financial statements according to the rules and regulations of the Securities and Exchange Commission (SEC). Accordingly, we have omitted certain information and footnote disclosures that are normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States (GAAP). The December 31, 2009 consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These interim financial statements should be read in conjunction with the financial statements, accompanying notes and other information included in our Annual Report on Form 10-K for the year ended December 31, 2009.

The accompanying unaudited condensed consolidated interim financial statements reflect all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the financial condition and results of operations and cash flows for the periods presented. The preparation of financial statements in accordance with GAAP requires us to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

Principles of Consolidation — Our condensed consolidated financial statements include our accounts and the accounts of our majority-owned and controlled subsidiaries. As part of our consolidation process, we eliminate all significant intercompany balances and transactions.

Acquisition Accounting — We follow acquisition accounting for all acquisitions that meet the business combination definition. Acquisition accounting requires us to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest at the acquisition-date fair value. While we use our best estimates and assumptions as a part of the purchase price allocation process to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are record to our consolidated statements of operations.

Goodwill — Goodwill is measured at an acquisition date as the excess of (a) the consideration transferred and the fair value of any noncontrolling interest in the acquiree over (b) the net of the acquisition date fair values of the assets acquired and the liabilities assumed. We are required to assess goodwill for impairment annually, or more frequently if circumstances indicate impairment may have occurred. We assess goodwill for such impairment by comparing the carrying value of our reporting units to their fair values. We determine our reporting units’ fair values using a discounted cash flow model.

In connection with the acquisition of the majority interest in CK we have recorded $2,276 of goodwill that is included within Intangible Assets on our condensed consolidated balance sheet.

	June 30,	December 31,
	2010	2009

Goodwill	$2,276	130,496
Accumulated impairment losses	—	(68,405)
Goodwill related to sale of affiliate	—	(62,091)

	$2,276	$—

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Noncontrolling Interests — We record the non-owned equity interests of our consolidated subsidiaries as a separate component of our consolidated equity on our condensed consolidated balance sheet. The net earnings attributable to the controlling and noncontrolling interests are included on the face of our statements of operations. Due to our acquisition of CK in June 2010 we have a consolidated subsidiary with a noncontrolling interest as of June 30, 2010.

Income Taxes — At the end of each interim reporting period, we estimate the effective tax rate expected to be applicable for the full fiscal year. The rate determined is used in providing for income taxes on a year-to-date basis.

Segments — We are organized into a single operating division. Within that operating division, we have two reportable segments:

•	Resort ownership/operation-revenues derived from our consolidated owned resorts; and

•	Resort third-party management/licensing-revenues derived from management, license and other related fees from unconsolidated managed resorts.

The following summarizes significant financial information regarding our segments:

		Resort Third-
	Resort	Party		Totals per
	Ownership/	Management/		Financial
	Operation	License	Other	Statements

Three months ended June 30, 2010
Revenues	$60,428	$7,133	$867	$68,428

Depreciation and amortization	(16,416)	—	(694)	(17,110)
Net operating (loss) income	(1,664)	1,520	(174)	(318)
Investment income — affiliates	—	—	—	(276)
Interest income	—	—	—	(180)
Interest expense	—	—	—	12,459

Loss before income taxes and equity in income of unconsolidated affiliates	—	—	—	$(12,321)

Additions to long-lived assets	1,961	—	487	$2,448

		Resort Third-
	Resort	Party		Totals per
	Ownership/	Management/		Financial
	Operation	License	Other	Statements

Six months ended June 30, 2010
Revenues	$124,041	$14,199	$867	$139,107

Depreciation and amortization	(30,271)	—	(859)	(31,130)
Net operating (loss) income	(709)	3,175	(2,245)	221
Investment income — affiliates	—	—	—	(565)
Interest income	—	—	—	(433)
Interest expense	—	—	—	21,658

Loss before income taxes and equity in income of unconsolidated affiliates	—	—	—	$(20,439)

Additions to long-lived assets	5,790	—	439	$6,229

Total assets	685,381	3,565	116,926	$805,872

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Resort Third-
	Resort	Party		Totals per
	Ownership/	Management/		Financial
	Operation	License	Other	Statements

Three months ended June 30, 2009
Revenues	$61,775	$6,850	$—	$68,625

Depreciation and amortization	(14,474)	—	(156)	(14,630)
Net operating (loss) income	(777)	1,612	(1,416)	(581)
Investment income — affiliates	—	—	—	(336)
Interest income				(148)
Interest expense	—	—	—	8,777

Loss before income taxes and equity in losses of unconsolidated affiliates	—	—	—	$(8,874)

Additions to long-lived assets	16,064	—	104	$16,168

		Resort Third-
	Resort	Party		Totals per
	Ownership/	Management/		Financial
	Operation	License	Other	Statements

Six months ended June 30, 2009
Revenues	$116,987	$13,945	$—	$130,932

Depreciation and amortization	(26,845)	—	(371)	(27,216)
Net operating (loss) income	(3,659)	3,425	(2,797)	(3,031)
Investment income — affiliates				(720)
Interest income	—	—	—	(336)
Interest expense	—	—	—	15,044

Loss before income taxes and equity in losses of unconsolidated affiliates	—	—	—	$(17,019)

Additions to long-lived assets	45,619	—	227	$45,846

Total assets (as of December 31, 2009)	707,472	2,942	95,330	$805,744

The Other column in the table includes items that do not constitute a reportable segment and represent corporate-level activities and the activities of other operations not included in the Resort Ownership/Operation or Resort Third-Party Management/License segments. Total assets at the corporate level primarily consist of cash, our investment in affiliates, and intangibles.

Recent Accounting Pronouncements — In June 2009, the FASB issued guidance which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The guidance requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. The adoption of this guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. We adopted this guidance

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on January 1, 2010. The adoption of this guidance did not have a material impact on our condensed consolidated financial statements.

In August 2009, the FASB issued guidance on measuring liabilities at fair value which provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. The guidance is effective for the first reporting period beginning after issuance. The adoption of this guidance did not have an impact on our condensed consolidated financial statements.

In October 2009, the FASB issued guidance for revenue recognition with multiple deliverables. This guidance eliminates the residual method under the current guidance and replaces it with the “relative selling price” method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price shall be used. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. The guidance is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, although early adoption is permitted. We do not expect the adoption of this guidance to have a material impact on our condensed consolidated financial statements.

In January 2010, the FASB issued updated guidance related to fair value measurement and disclosures, which requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and to describe the reasons for the transfers. The updated guidance also requires that an entity should provide fair value measurement disclosures for each class of assets and liabilities and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for Level 2 and Level 3 fair value measurements. This updated guidance became effective for interim or annual financial reporting periods beginning after December 15, 2009. We adopted this guidance on January 1, 2010. The adoption of this guidance did not have a material impact on our condensed consolidated financial statements.

3.	INVESTMENT IN AFFILIATES

CNL Joint Venture

On August 6, 2009, we sold our 30.26% joint venture interest to CNL for $6,000.

Summary financial data for this joint venture for periods where we still maintained an ownership interest is as follows:

	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2009	2009

Operating data:
Revenue	$7,041	$14,650
Operating expenses	$(9,592)	$(19,830)
Net loss	$(2,551)	$(5,180)

Grand Mound Joint Venture

Our joint venture with The Confederated Tribes of the Chehalis Reservation owns the Great Wolf Lodge resort and conference center on a 39-acre land parcel in Grand Mound, Washington. This resort opened in March 2008. This joint venture is a limited liability company. We are a member of that limited liability company with a 49% ownership interest. At June 30, 2010, the joint venture had aggregate outstanding indebtedness to third parties of $99,645. As of June 30, 2010, we have made combined loan and equity

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

contributions, net of loan repayments, of $29,210 to the joint venture to fund a portion of construction costs of the resorts.

Summary financial data for this joint venture is as follows:

	June 30,	December 31,
	2010	2009

Balance sheet data:
Total assets	$144,624	$145,247
Total liabilities	$113,358	$114,129

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Operating data:
Revenue	$10,563	$10,156	$21,776	$20,133
Operating expenses	$(10,957)	$(8,718)	$(20,381)	$(17,302)
Net income (loss)	$(457)	$(22)	$60	$(186)

We have a receivable from the joint venture of $2,833 and $2,614 that relates primarily to accrued preferred equity returns as of June 30, 2010 and December 31, 2009, respectively.

4.	VARIABLE INTEREST ENTITIES

In accordance with the guidance for the consolidation of variable interest entities, we analyze our variable interests, including equity investments and management agreements, to determine if an entity in which we have a variable interest, is a variable interest entity. Our analysis includes both quantitative and qualitative reviews. We base our quantitative analysis on the forecasted cash flows of the entity, and our qualitative analysis on our review of the design of the entity, its organization structure including decision-making ability, and relevant financial agreements. We also use our qualitative analyses to determine if we must consolidate a variable interest entity as the primary beneficiary.

The following summarizes our analyses of entities in which we have a variable interest and that we have concluded are variable interest entities:

•	We have equity investments in and a loan to the joint venture that owns the Great Wolf Lodge resort Grand Mound, Washington. We manage that resort and we have concluded that the joint venture is a variable interest entity because the management fees we receive represent a variable interest. The management contract, however, does not provide us with power over the activities that most significantly impact the economic performance of the joint venture. As we lack the ability to direct the activities that most significantly affect the resorts’ performance, we are not the primary beneficiary of the joint venture and, therefore, we do not consolidate this entity at June 30, 2010. During the three and six months ended June 30, 2010 and 2009, we did not provide any support to this entity that we were not contractually obligated to do so. Our maximum exposure to loss related to our involvement with this entity as of June 30, 2010 is limited to the carrying value of our equity investments in and loans to the joint venture as of that date. The total carrying values of those items on our balance sheet as of June 30, 2010 is $27,017.

•	We have equity investments in two subsidiaries which are Delaware statutory trusts, both of which were used to issue trust preferred securities through private offerings. We have concluded that both of these trusts are variable interest entities. As we lack the ability to direct the activities that most significantly impact the trusts’ performance, however, we are not the primary beneficiary and therefore, we do not consolidate these entities at June 30, 2010. During the three and six months ended June 30, 2010 and

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2009, we did not provide any support to these entities that we were not contractually obligated to do so. Our maximum exposure to loss related to our involvement with these entities as of June 30, 2010 is limited to the carrying value of our equity investments in the entities as of that date. The total carrying values of those items on our balance sheet as of June 30, 2010 is $2,420.

5.	ACQUISITION OF CREATIVE KINGDOMS

On June 7, 2010, we acquired a 62.4% equity interest in Creative Kingdoms (CK) in exchange for all of the $8,700 principal balance, plus accrued interest of $1,263, of convertible indebtedness owed to us by CK. CK is a developer of experiential gaming products including MagiQuest®, an interactive game attraction available at nine of our resorts. CK also owns or has sold to other parties several stand-alone MagiQuest facilities or similar attractions.

We have consolidated CK as we have a majority ownership interest in CK. We accounted for this business combination using the acquisition method of accounting, which requires us to measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest at the acquisition-date fair value. We have recorded the identifiable assets acquired, the liabilities assumed and the noncontrolling interest at amounts that approximate fair value. We have recorded $2,276 of goodwill, which represents the excess of (a) the consideration transferred and the fair value of any noncontrolling interest in the acquiree over (b) the net of the acquisition date fair values of the assets acquired and the liabilities assumed.

6.	SHARE-BASED COMPENSATION

We recognized share-based compensation expense of $516 and $1,061, net of estimated forfeitures, for the three months and six months ended June 30, 2010, respectively. The total income tax benefit recognized related to share-based compensation was $9 and $19 for the three and six months ended June 30, 2010, respectively.

We recognized share-based compensation expense of $435 and $469, net of estimated forfeitures, for the three and six months ended June 30, 2009, respectively. The total income tax benefit recognized related to share-based compensation was $174 and $187 for the three and six months ended June 30, 2009, respectively.

We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the requisite service period of each award recipient. As of June 30, 2010, total unrecognized compensation cost related to share-based compensation awards was $3,557, which we expect to recognize over a weighted average period of approximately 3.1 years.

The Great Wolf Resorts 2004 Incentive Stock Plan (the Plan) authorizes us to grant up to 3,380,740 options, stock appreciation rights or shares of our common stock to employees and directors. At June 30, 2010, there were 129,474 shares available for future grants under the Plan.

We anticipate having to issue new shares of our common stock for stock option exercises.

Stock Options

We have granted non-qualified stock options to purchase our common stock under the Plan at prices equal to the fair market value of the common stock on the grant dates. The exercise price for certain options granted under the plans may be paid in cash, shares of common stock or a combination of cash and shares. Stock options expire ten years from the grant date and vest ratably over three years.

We recorded stock option expense of $7 and $14 for the three and six months ended June 30, 2009, respectively. We recorded no stock option expense for the three and six months ended June 30, 2010. We have not granted any stock options in 2010 or 2009.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of stock option activity during the six months ended June 30, 2010 is:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Shares	Price	Life

Number of shares under option:
Outstanding at beginning of period	441,000	$17.53	4.59 years
Exercised	—
Forfeited	—

Outstanding at end of period	441,000	$17.53	4.59 years
Exercisable at end of period	441,000	$17.53	4.59 years

Our outstanding or exercisable stock options had no intrinsic value at June 30, 2010 or 2009.

Market Condition Share Awards

Certain employees are eligible to receive shares of our common stock in payment of market condition share awards granted to them in accordance with the terms thereof.

We granted 515,986 and 541,863 market condition share awards during the six months ended June 30, 2010 and 2009, respectively. We recorded share-based compensation expense of $178 and $387 for the three and six months ended June 30, 2010, respectively. We recorded share-based compensation expense of $82 and $204 for the three and six months ended June 30, 2009, respectively.

Of the 2010 market condition shares granted:

•	333,060 were based on our common stock’s performance in 2010 relative to a stock index, as designated by the Compensation Committee of the Board of Directors. These shares vest ratably over a three-year period, 2010-2012. The per share fair value of these market condition shares was $2.43 as of the grant date.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	0.26%
Expected stock price volatility	108.06%
Expected stock price volatility (small-cap stock index)	40.92%

We used an expected dividend yield of 0%, as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate was based on the 9-month treasury constant maturity. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. The expected stock price volatility for the small cap stock index was estimated using daily returns data for a two-year period ending on the grant date.

•	91,463 were based on our common stock’s absolute performance during the three year period 2010-2012. For shares that are earned, half of the shares vest on December 31, 2012, and the other half vest on December 31, 2013. The per share fair value of these market condition shares was $2.53 as of the grant date.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	1.27%
Expected stock price volatility	95.21%

We used an expected dividend yield of 0%, as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate was based on the 2.75-year treasury constant maturity. Our expected stock price volatility was estimated using daily returns data of our stock for the period June 29, 2007 through March 30, 2010.

•	91,463 were based on our common stock’s performance in 2010-2012 relative to a stock index, as designated by the Compensation Committee of the Board of Directors. For shares that are earned, half of the shares vest on December 31, 2012, and the other half vest on December 31, 2013. The per share fair value of these market condition shares was $2.61 as of the grant date.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	1.27%
Expected stock price volatility	95.21%
Expected stock price volatility (small-cap stock index)	37.51%

We used an expected dividend yield of 0%, as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate was based on the 2.75-year treasury constant maturity. Our expected stock price volatility and the expected stock price volatility for the small cap stock index was estimated using daily returns data of our stock for the period June 29, 2007 through March 30, 2010.

Of the 2009 market condition shares granted:

•	541,863 were based on our common stock’s performance in 2009 relative to a stock index, as designated by the Compensation Committee of the Board of Directors. These shares vest ratably over a three-year period, 2009-2011. The per share fair value of these market condition shares was $1.26 as of the grant date.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	0.62%
Expected stock price volatility	96.51%
Expected stock price volatility (small-cap stock index)	37.89%

We used an expected dividend yield of 0%, as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate was based on the one-year T-bill rate. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. The expected stock price volatility for the small cap stock index was estimated using daily returns data for a two-year period ending on the grant date.

Based on our common stock performance in 2009, employees earned all of these market condition shares.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Of the 2007 market condition shares awards granted:

•	81,293 are based on our common stock’s absolute performance during the three-year period 2007-2009. Half of these shares vested on December 31, 2009, and the other half vest on December 31, 2010. The per share fair value of these market condition shares was $6.65.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	4.73%
Expected stock price volatility	42.13%

We used an expected dividend yield of 0%, as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate is based on the four-year T-bill rate. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. Due to the resignation of two senior officers in 2008, 58,628 shares were forfeited.

In March 2010, our Compensation Committee of the board of directors determined that based on our common stock performance during the three year period 2007-2009, employees did not earn any of these market condition shares. Therefore, the remaining unamortized expense related to these shares of $19 was expensed in the six months ended June 30, 2010.

•	81,293 were based on our common stock’s performance in 2007-2009 relative to a stock index, as designated by the Compensation Committee of the Board of directors. Half of these shares vested December 31, 2009, and the other half vest on December 31, 2010. The per share fair value of these market condition shares was $8.24.

The fair value of these market condition shares was determined using a Monte Carlo simulation and the following assumptions:

Dividend yield	—
Weighted average, risk free interest rate	4.73%
Expected stock price volatility	42.13%
Expected stock price volatility (small-cap stock index)	16.64%

We used an expected dividend yield of 0%, as we do not currently pay a dividend and do not contemplate paying a dividend in the foreseeable future. The weighted average, risk free interest rate is based on the four-year T-bill rate. Our expected stock price volatility was estimated using daily returns data of our stock for a two-year period ending on the grant date. The expected stock price volatility for the small cap stock index was estimated using daily returns data for a two-year period ending on the grant date. Due to the resignation of two senior officers in 2008, 58,628 shares were forfeited.

In March 2010, our Compensation Committee of the board of directors determined that based on our common stock performance during the three year period 2007-2009, employees did not earn any of these market condition shares. Therefore, the remaining unamortized expense related to these shares of $23 was expensed in the six months ended June 30, 2010.

Performance Share Awards

Certain employees are eligible to receive shares of our common stock in payment of performance share awards granted to them. Grantees of performance shares are eligible to receive shares of our common stock based on the achievement of certain individual and departmental performance criteria during the calendar year

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in which the shares were granted. We granted 111,020 and 180,622 performance shares during the six months ended June 30, 2010 and 2009, respectively. Shares granted in 2010 vest over a three year period, 2010-2012; and shares granted in 2009 vest over a three year period, 2009-2011.

The per share fair value of performance shares granted during the six months ended June 30, 2010 and 2009 was $3.18 and $1.54, respectively, which represents the fair value of our common stock on the grant date. We recorded share-based compensation expense of $61 and $122 for the three and six months ended June 30, 2010, respectively. We recorded share-based compensation expense of $46 and $92 for the three and six months ended June 30, 2009, respectively. Since all shares originally granted were not earned, we recorded a reduction in expense of $9 and $2 during the six months ended June 30, 2010 and 2009, respectively.

Based on their achievement of certain individual and departmental performance goals:

•	Employees earned and were issued 162,559 performance shares in March 2010 related to 2009 grants and

•	Employees earned and were issued 18,084 performance shares in February 2009 related to the 2008 grants.

Deferred Compensation Awards

Pursuant to their employment arrangements, certain executives received bonuses upon completion of our initial public offering. Executives receiving bonus payments totaling $2,200 elected to defer those payments pursuant to our deferred compensation plan. To satisfy this obligation, we contributed 129,412 shares of our common stock to the trust that holds the assets to pay obligations under our deferred compensation plan. The fair value of that stock at the date of contribution was $2,200. We have recorded the fair value of the shares of common stock, at the date the shares were contributed to the trust, as a reduction of our stockholders’ equity. We account for the change in fair value of the shares held in the trust as a charge to compensation cost. We recorded negative share-based compensation expense of $13 and $3, for the three and six months ended June 30, 2010, respectively. We recorded negative share-based compensation expense of $3 and $352, for the three and six months ended June 30, 2009, respectively.

In 2008, one of the executives who had deferred a bonus payment as discussed above resigned from our company. As a result, we have reclassified $2,000 previously recorded as deferred compensation to additional paid-in-capital.

Non-vested Shares

We have granted non-vested shares to certain employees and our directors. Shares vest over time periods between three and five years. We valued the non-vested shares at the closing market value of our common stock on the date of grant.

A summary of non-vested shares activity for the six months ended June 30, 2010 is as follows:

		Weighted
		Average
		Grant Date
	Shares	Fair Value

Non-vested shares balance at beginning of period	483,468	$5.13
Granted	1,306,653	$2.10
Forfeited	(6,400)	$5.42
Vested	(365,352)	$2.95

Non-vested shares balance at end of period	1,418,369	$2.72

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We recorded share-based compensation expense of $290 and $544 for the three and six months ended June 30, 2010, respectively, related to these shares. We recorded share-based compensation expense of $249 and $459 for the three and six months ended June 30, 2009, respectively, related to these shares.

Our non-vested shares had an intrinsic value of $353 at June 30, 2010. Our non-vested shares had no intrinsic value at June 30, 2009.

Vested Shares

We have an annual short-term incentive plan for certain employees, in which they are provided the potential to earn cash bonus payments. In 2008 and 2009, certain of these employees had the option to elect to have some or all of their annual bonus compensation paid in the form of shares of our common stock rather than cash. Employees making this election received shares having a market value equal to 125% of the cash they would otherwise receive. Shares issued in lieu of cash bonus payments are fully vested upon issuance.

•	In connection with the elections related to 2008 bonus amounts, we issued 17,532 shares in February 2009. We valued these shares at $32 based on the closing market value of our common stock on the date of the grant.

•	There were no shares issued in the six months ended June 30, 2010 related to 2009 bonus amounts.

In 2010 and 2009, our directors had the option to elect to have some or the entire cash portion of their annual fees paid in the form of shares of our common stock rather than cash. Directors making this election received shares having a market value equal to 125% of the cash they would otherwise receive. Shares issued in lieu of cash fee payments are fully vested upon issuance. We recorded non-cash professional fees expense of $20 for the six months ended June 30, 2010, related to these elections to receive shares in lieu of cash. We issued 7,574 shares in the six months ended June 30, 2010. We recorded non-cash professional fees expense of $54 for six months ended June 30, 2009, related to these elections to receive shares in lieu of cash. We issued 22,286 shares in the six months ended June 30, 2009, respectively.

7.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	June 30,	December 31,
	2010	2009

Land and improvements	$60,718	$60,718
Building and improvements	430,580	427,602
Furniture, fixtures and equipment	357,937	341,529
Construction in process	847	327

	850,082	830,176
Less accumulated depreciation	(184,912)	(153,771)

Property and equipment, net	$665,170	$676,405

Depreciation expense was $12,337 and $24,508 for the three months and six months ended June 30, 2010, respectively. Depreciation expense was $12,975 and $24,480 for the three and six months ended June 30, 2009, respectively.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	LONG-TERM DEBT

Long-term debt consists of the following:

	June 30,	December 31,
	2010	2009

Long-Term Debt:
Traverse City/Kansas City mortgage loan	$68,011	$68,773
Mason mortgage loan	—	73,800
Pocono Mountains mortgage loan	94,867	95,458
Williamsburg mortgage loan	—	63,125
Grapevine mortgage loan	—	77,909
Concord mortgage loan	78,588	78,549
First mortgage notes (net of discount of $10,343)	219,657	—
Junior subordinated debentures	80,545	80,545
Other Debt:
City of Sheboygan bonds	8,564	8,544
City of Sheboygan loan	3,172	3,290
Other	63	78

	553,467	550,071
Less current portion of long-term debt	(4,186)	(16,126)

Total long-term debt	$549,281	$533,945

Traverse City/Kansas City Mortgage Loan — This loan is secured by our Traverse City and Kansas City resorts. The loan bears interest at a fixed rate of 6.96%, is subject to a 25-year principal amortization schedule, and matures in January 2015. The loan has customary financial and operating debt compliance covenants. The loan also has customary restrictions on our ability to prepay the loan prior to maturity. We were in compliance with all covenants under this loan at June 30, 2010.

The loan requires us to maintain a minimum debt service coverage ratio (DSCR) of 1.35, calculated on a quarterly basis. This ratio is defined as the two collateral properties’ combined trailing twelve-month net operating income divided by the greater of (i) the loan’s twelve-month debt service requirements and (ii) 8.5% of the amount of the outstanding principal indebtedness under the loan. Failure to meet the minimum DSCR is not an event of default and does not accelerate the due date of the loan. Not meeting the minimum DSCR, however, subjects the two properties to a lock-box cash management arrangement, at the discretion of the loan’s servicer. We believe that a lock-box arrangement would require substantially all cash receipts for the two resorts to be moved each day to a lender-controlled bank account, which the loan servicer would then use to fund debt service and operating expenses for the two resorts, with excess cash flow being deposited in a reserve account and held as additional collateral for the loan. While recourse under the loan is limited to the property owner’s interest in the mortgage property, we have provided limited guarantees with respect to certain customary non-recourse provisions and environmental indemnities relating to the loan.

For the twelve-month period ended June 30, 2010, the DSCR for this loan was 0.78. As a result, the loan servicer may choose to implement the lock-box cash management arrangement. We believe that such an arrangement, if implemented, would constitute a traditional lock-box arrangement as discussed in authoritative accounting guidance. Based on that guidance, if the loan servicer were to establish the traditional lock-box arrangement now permitted under the loan, we believe we would be required to classify the entire outstanding principal balance of the loan as a current liability, since the lock-box arrangement would require us to use the properties’ working capital to liquidate the loan, and we do not presently have the ability to refinance this loan to a new, long-term loan.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The loan also contains limitations on our ability, without lender’s consent, to (i) make payments to our affiliates if a default exists; (ii) enter into transactions with our affiliates; (iii) make loans or advances; or (iv) assume, guarantee or become liable in connection with any other obligations.

The loan also contains a similar lock-box requirement if we open any Great Wolf Lodge or Blue Harbor Resort within 100 miles of either resort, and the two collateral properties’ combined trailing twelve-month net operating income is not at least equal to 1.8 times 8.5% of the amount of the outstanding principal indebtedness under the loan.

Mason Mortgage Loan — This loan was secured by our Mason resort. In April 2010, we used a portion of the proceeds from the issuance of new first mortgage notes to repay this loan in its entirety.

Pocono Mountains Mortgage Loan — This loan is secured by a mortgage on our Pocono Mountains resort. The loan bears interest at a fixed rate of 6.10% and matures in January 2017. The loan is currently subject to a 30-year principal amortization schedule. The loan has customary covenants associated with an individual mortgaged property. The loan also has customary restrictions on our ability to prepay the loan prior to maturity. We were in compliance with all covenants under this loan at June 30, 2010.

The loan requires us to maintain a minimum DSCR of 1.25, calculated on a quarterly basis. Subject to certain exceptions, the DSCR is increased to 1.35 if we open up a waterpark resort within 75 miles of the property or incur mezzanine debt secured by the resort. This ratio is defined as the property’s combined trailing twelve-month net operating income divided by the greater of (i) the loan’s twelve-month debt service requirements and (ii) 7.25% of the amount of the outstanding principal indebtedness under the loan. Failure to meet the minimum DSCR is not an event of default and does not accelerate the due date of the loan. Not meeting the minimum DSCR, however, subjects the property to a lock-box cash management arrangement, at the discretion of the loan’s servicer. We believe that lock-box arrangement would require substantially all cash receipts for the resort to be moved each day to a lender-controlled bank account, which the loan servicer would then use to fund debt service and operating expenses for the resort, with excess cash flow being deposited in a reserve account and held as additional collateral for the loan. While recourse under the loan is limited to the property owner’s interest in the mortgage property, we have provided limited guarantees with respect to certain customary non-recourse provisions and environmental indemnities relating to the loan.

The loan also contains limitations on our ability, without lender’s consent, to (i) make payments to our affiliates if a default exists; (ii) enter into transactions with our affiliates; (iii) make loans or advances; or (iv) assume, guarantee or become liable in connection with any other obligations.

Williamsburg Mortgage Loan — This loan was secured by our Williamsburg resort. In April 2010, we used a portion of the proceeds from the issuance of new first mortgage notes to repay this loan in its entirety.

Grapevine Mortgage Loan — This loan was secured by our Grapevine resort. In April 2010, we used a portion of the proceeds from the issuance of new first mortgage notes to repay this loan in its entirety.

Concord Mortgage Loan — This loan is secured by our Concord resort. The loan bears interest at a floating annual rate of LIBOR plus a spread of 310 basis points, with a minimum rate of 6.50% per annum (effective rate of 6.50% as of June 30, 2010). This loan matures in April 2012 and requires interest only payments until the one-year anniversary of the conversion date of the property and then requires monthly principal payments based on a 25-year amortization schedule. However, if the resort owner’s net income available to pay debt service on this loan for four consecutive quarters is less than $10,000, or if maximum principal amount of the loan exceeds 75% of the fair market value of the property, then we are required to post cash collateral or partially repay the loan in an amount sufficient to remedy such deficiency. This loan has customary financial and operating debt compliance covenants associated with an individual mortgaged property, including a minimum consolidated tangible net worth provision. We were in compliance with all covenants under this loan at June 30, 2010.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Great Wolf Resorts has provided a $78,588 payment guarantee of the Concord mortgage loan and a customary environmental indemnity.

The loan also contains restrictions on our ability to make loans or capital contributions or any other investment to affiliates.

First Mortgage Notes — In April 2010, we completed a private placement of $230,000 in aggregate principal amount of our 10.875% first mortgage notes (the Notes) due April 2017. The Notes were sold at a discount that provides an effective yield of 11.875% before transaction costs. We are amortizing the discount over the life of the Notes using the straight-line method, which approximates the effective interest method. The proceeds of the Notes were used to retire the outstanding mortgage debt on our Mason, Williamsburg, and Grapevine properties and for general corporate purposes.

The Notes are senior obligations of the issuers, GWR Operating Partnership, LLLP and Great Wolf Finance Corp. The Notes are guaranteed by Great Wolf Resorts, Inc. and by our subsidiaries that own three of our resorts and those guarantees are secured by first priority mortgages on those three resorts. The Notes are also guaranteed by certain of our other subsidiaries on a senior unsecured basis.

The Notes require that we satisfy certain tests in order to: (i) incur additional indebtedness except to refinance maturing debt with replacement debt, as defined under our indentures; (ii) pay dividends; (iii) repurchase capital stock; (iv) make investments or (v) merge. We are currently restricted from these activities with certain carve-outs as defined under our indentures.

Junior Subordinated Debentures — In March 2005 we completed a private offering of $50,000 of trust preferred securities (TPS) through Great Wolf Capital Trust I (Trust I), a Delaware statutory trust which is our subsidiary. The securities pay holders cumulative cash distributions at an annual rate which is fixed at 7.80% through March 2015 and then floats at LIBOR plus a spread of 310 basis points thereafter. The securities mature in March 2035 and are callable at no premium after March 2010. In addition, we invested $1,500 in Trust I’s common securities, representing 3% of the total capitalization of Trust I.

Trust I used the proceeds of the offering and our investment to purchase from us $51,550 of junior subordinated debentures with payment terms that mirror the distribution terms of the TPS. The indenture governing the notes contains limitations on our ability, without the consent of holders of notes to make payments to our affiliates or for our affiliates to make payments to us, if a default exists. The costs of the TPS offering totaled $1,600, including $1,500 of underwriting commissions and expenses and $100 of costs incurred directly by Trust I. Trust I paid these costs utilizing an investment from us. These costs are being amortized over a 30-year period. The proceeds from our debenture sale, net of the costs of the TPS offering and our investment in Trust I, were $48,400. We used the net proceeds to retire a construction loan.

In June 2007 we completed a private offering of $28,125 of TPS through Great Wolf Capital Trust III (Trust III), a Delaware statutory trust which is our subsidiary. The securities pay holders cumulative cash distributions at an annual rate which is fixed at 7.90% through June 2012 and then floats at LIBOR plus a spread of 300 basis points thereafter. The securities mature in June 2017 and are callable at no premium after June 2012. In addition, we invested $870 in the Trust’s common securities, representing 3% of the total capitalization of Trust III.

Trust III used the proceeds of the offering and our investment to purchase from us $28,995 of junior subordinated debentures with payment terms that mirror the distribution terms of the trust securities. The costs of the TPS offering totaled $932, including $870 of underwriting commissions and expenses and $62 of costs incurred directly by Trust III. Trust III paid these costs utilizing an investment from us. These costs are being amortized over a 10-year period. The proceeds from these debenture sales, net of the costs of the TPS offering and our investment in Trust III, were $27,193. We used the net proceeds for development costs.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Issue trusts, like Trust I and Trust III (collectively, the Trusts), are generally variable interests. We have determined that we are not the primary beneficiary under the Trusts, and accordingly we do not include the financial statements of the Trusts in our consolidated financial statements.

Based on the foregoing accounting authority, our consolidated financial statements present the debentures issued to the Trusts as long-term debt. Our investments in the Trusts are accounted as cost investments and are included in other assets on its consolidated balance sheet. For financial reporting purposes, we record interest expense on the corresponding debentures in our condensed consolidated statements of operations.

City of Sheboygan Bonds — The City of Sheboygan bonds represent the face amount of bond anticipation notes (“BANs”) issued by the City in November 2003 in conjunction with the construction of the Blue Harbor Resort in Sheboygan, Wisconsin. We have recognized as a liability the obligations for the BANs. We have an obligation to fund certain minimum guaranteed amounts of room tax payments to be made by the Blue Harbor Resort through 2028, which obligation is indirectly related to the payments by the City on the BANs.

City of Sheboygan Loan — The City of Sheboygan loan amount represents a loan made by the City in 2004 in conjunction with the construction of the Blue Harbor Resort in Sheboygan, Wisconsin. The loan is noninterest bearing and matures in 2018. There are restrictions on the ability of the borrower under the loan to enter into transactions with affiliates without the consent of the lender. Our obligation to repay the loan will be satisfied by certain minimum guaranteed amounts of real and personal property tax payments to be made by the Blue Harbor Resort through 2018.

Future Maturities — Future principal requirements on long-term debt are as follows:

Through June 30,
2011	$4,186
2012	80,780
2013	3,538
2014	3,818
2015	63,003
Thereafter	408,485

Total	$563,810

9.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). GAAP outlines a valuation framework and creates a fair value hierarchy in order to increase the consistency and comparability of fair value measurements and the related disclosures. Certain assets and liabilities must be measured at fair value, and disclosures are required for items measured at fair value.

We measure our financial instruments using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (that is, interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Level 3 includes unobservable inputs that reflect our assumptions about the assumptions that market participants would use in pricing the asset or liability. We develop these inputs based on the best information available, including our own data.

The following table summarizes the Company’s financial assets measured at fair value on a recurring basis as of:

June 30, 2010	Level 1	Level 2	Level 3	Total

Interest rate caps	$—	$7	$—	$7

December 31, 2009	Level 1	Level 2	Level 3	Total

Interest rate caps	$—	$133	$—	$133

Level 2 assets consist of our interest rate caps and our long-term debt. To determine the estimated fair value of our interest rate caps we use market information provided by the banks from whom the interest rate caps were purchased from.

As of June 30, 2010, we estimate the total fair value of our long-term debt to be $74,768 less than its total carrying value due to the terms of the existing debt being different than those terms currently available to us for indebtedness with similar risks and remaining maturities. These fair value estimates have not been comprehensively revalued for purposes of these consolidated financial statements since that date, and current estimates of fair values may differ significantly.

The carrying amounts for cash and cash equivalents, other current assets, escrows, accounts payable, gift certificates payable and accrued expenses approximate fair value because of the short-term nature of these instruments.

10.	EARNINGS PER SHARE

We calculate our basic earnings per common share by dividing net loss available to common shareholders by the weighted average number of shares of common stock outstanding excluding non-vested shares. Our diluted earnings per common share assumes the issuance of common stock for all potentially dilutive stock equivalents outstanding using the treasury stock method. In periods in which we incur a net loss, we exclude potentially dilutive stock equivalents from the computation of diluted weighted average shares outstanding as the effect of those potentially dilutive items is anti-dilutive.

The trust that holds the assets to pay obligations under our deferred compensation plan has 11,765 shares of our common stock. We treat those shares of common stock as treasury stock for purposes of our earnings per share computations and therefore we exclude them from our basic and diluted earnings per share calculations.

Options to purchase 441,000 shares of common stock were not included in the computations of diluted earnings per share for the three and six months ended June 30, 2010, because the exercise prices of the options were greater than the average market price of the common shares during that period. There were 627,006 shares of common stock that were not included in the computation of diluted earnings per share for the three and six months ended June 30, 2010, because the market and/or performance criteria related to these shares had not been met at June 30, 2010.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basic and diluted earnings per common share are as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Net loss attributable to Great Wolf Resorts, Inc.	$(12,760)	$(5,706)	$(20,825)	$(11,351)
Weighted average common shares outstanding — basic	31,000,179	31,263,487	30,919,023	31,123,072
Weighted average common shares outstanding — diluted	31,000,179	31,263,487	30,919,023	31,123,072
Net loss attributable to Great Wolf Resorts, Inc. per share — basic	$(0.41)	$(0.18)	$(0.67)	$(0.36)
Net loss attributable to Great Wolf Resorts, Inc. per share — diluted	$(0.41)	$(0.18)	$(0.67)	$(0.36)

11.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

On April 7, 2010, our subsidiaries, GWR Operating Partnership, LLLP and Great Wolf Finance Corp. were co-issuers (the “Issuers”) with respect to $230,000,000 in principal amount of 10.875% first mortgage notes. In connection with the issuance certain of our subsidiaries (the “Subsidiary Guarantors”) have guaranteed the first mortgage notes. Certain of our other subsidiaries (the “Non-Guarantor Subsidiaries”) have not guaranteed the first mortgage notes.

The following tables present the condensed consolidating balances sheets of the Company (“Parent”), the Issuers, the Subsidiary Guarantors and the Non-Guarantor Subsidiaries as of June 30, 2010 and December 31, 2009, and the condensed consolidating statements of operations and cash flows for the three and six months ended June 30, 2010 and 2009.

The accompanying condensed consolidating financial information has been prepared and presented pursuant to SEC Regulations S-X Rule 3-10, Financial statements of guarantors and issuers of guaranteed securities registered or being registered. Each of the Subsidiary Guarantors are 100% owned, directly or indirectly, by Great Wolf Resorts, Inc. There are significant restrictions on the Subsidiary Guarantors’ ability to pay dividends or obtain loans or advances. The Company and the Issuers investments in their consolidated subsidiaries are presented under the equity method of accounting.

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
June 30, 2010
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$10,030	$15,492	$1,787	$3,101	$—	$30,410
Escrows	—	—	—	2,774	—	2,774
Accounts receivable	76	—	2,321	1,776	—	4,173
Accounts receivable — affiliates	—	—	881	1,952	—	2,833
Accounts receivable — consolidating entities	13,586	466,835	274,806	156,507	(911,734)	—
Inventory	—	—	2,638	3,815	—	6,453
Other current assets	268	50	2,556	2,691	—	5,565

Total current assets	23,960	482,377	284,989	172,616	(911,734)	52,208
Property and equipment, net	—	—	363,508	301,662	—	665,170
Investment in consolidating entities	242,183	275,008	—	—	(517,191)	—
Investment in and advances to affiliates	—	—	—	27,134	—	27,134
Other assets	10,512	8,547	6,883	7,703	—	33,645
Intangible assets	2,276	—	4,668	20,771	—	27,715

Total assets	$278,931	$765,932	$660,048	$529,886	$(1,428,925)	$805,872

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	$—	$—	$—	$4,186	$—	$4,186
Accounts payable	—	—	3,748	4,058	—	7,806
Accounts payable — affiliates	—	—	—	10	—	10
Accounts payable — consolidating entities	—	298,242	499,864	113,628	(911,734)	—
Accrued expenses	1,397	5,851	12,795	9,711	—	29,754
Advance deposits	—	—	6,564	6,078	—	12,642
Other current liabilities	2,435	—	717	2,267	—	5,419

Total current liabilities	3,832	304,093	523,688	139,938	(911,734)	59,817
Mortgage debt	—	219,656	—	237,529	—	457,185
Other long-term debt	80,545	—	63	11,488	—	92,096
Deferred compensation liability	—	—	1,050	—	—	1,050
Other long-term liabilities	—	—	—	1,131	—	1,131

Total liabilities	84,377	523,749	524,801	390,086	(911,734)	611,279
Commitments and contingencies
Great Wolf Resorts stockholders’ equity:
Common stock	324	—	—	—	—	324
Preferred stock	—	—	—	—	—	—
Additional paid in capital	401,542	456,251	163,514	292,737	(912,502)	401,542
Accumulated deficit	(207,112)	(214,068)	(28,267)	(152,976)	395,311	(207,112)
Deferred compensation	(200)	—	—	—	—	(200)

Total Great Wolf Resorts stockholders’ equity	194,554	242,183	135,247	139,761	(517,191)	194,554
Noncontrolling interest	—	—	—	39	—	39

Total equity	194,554	242,183	135,247	139,800	(517,191)	194,593

Total liabilities and equity	$278,931	$765,932	$660,048	$529,886	$(1,428,925)	$805,872

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING BALANCE SHEET
December 31, 2009
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

ASSETS
Current assets:
Cash and cash equivalents	$5,023	$14,538	$(1,590)	$2,942	$—	$20,913
Escrows	—	—	4,430	1,508	—	5,938
Accounts receivable	33	—	1,177	982	—	2,192
Accounts receivable — affiliates	—	—	1,079	1,535	—	2,614
Accounts receivable — consolidating entities	23,800	459,146	183,648	151,521	(818,115)	—
Inventory	—	—	2,230	2,561	—	4,791
Other current assets	792	—	1,991	1,469	—	4,252

Total current assets	29,648	473,684	192,965	162,518	(818,115)	40,700
Property and equipment, net	—	—	373,879	302,526	—	676,405
Investment in consolidated entities	251,217	277,475	—	—	(528,692)	—
Investment in and advances to affiliates	—	—	—	27,484	—	27,484
Notes receivable	8,268	—	—	—	—	8,268
Other assets	10,965	—	9,333	8,760	—	29,058
Intangible assets	—	—	4,668	19,161	—	23,829

Total assets	$300,098	$751,159	$580,845	$520,449	$(1,346,807)	$805,744

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	$—	$—	$12,731	$3,395	$—	$16,126
Accounts payable	—	—	3,132	1,946	—	5,078
Accounts payable — consolidating entities	—	499,931	205,954	112,230	(818,115)	—
Accrued expenses	1,498	11	13,351	7,110	—	21,970
Advance deposits	—	—	2,457	4,657	—	7,114
Gift certificates payable	3,299	—	830	1,817	—	5,946

Total current liabilities	4,797	499,942	238,455	131,155	(818,115)	56,234
Mortgage debt	—	—	202,103	239,621	—	441,724
Other long-term debt	80,545	—	78	11,598	—	92,221
Deferred compensation liability	—	—	809	—	—	809

Total liabilities	85,342	499,942	441,445	382,374	(818,115)	590,988
Commitments and contingencies
Stockholders’ Equity:
Common stock	313	—	—	—	—	313
Preferred stock	—	—	—	—	—	—
Additional paid in capital	400,930	448,562	163,514	285,048	(897,124)	400,930
Accumulated deficit	(186,287)	(197,345)	(24,114)	(146,973)	368,432	(186,287)
Deferred compensation	(200)	—	—	—	—	(200)

Total stockholders’ equity	214,756	251,217	139,400	138,075	(528,692)	214,756

Total liabilities and stockholders’ equity	$300,098	$751,159	$580,845	$520,449	$(1,346,807)	$805,744

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Three month ended June 30, 2010
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Revenues:
Rooms	$—	$—	$19,948	$19,512	$—	$39,460
Food and beverage	—	—	6,026	5,430	—	11,456
Other	—	—	4,673	5,706	—	10,379
Management and other fees	108	—	5,226	—	(4,774)	560
Management and other fees — affiliates	—	—	960	—	—	960

	108	—	36,833	30,648	(4,774)	62,815
Other revenue from managed properties — affiliates	—	—	2,759	—	—	2,759
Other revenue from managed properties	—	—	2,854	—	—	2,854

Total revenues	108	—	42,446	30,648	(4,774)	68,428

Operating expenses by department:
Rooms	—	—	3,391	3,425	(772)	6,044
Food and beverage	—	—	4,583	4,156	—	8,739
Other	—	—	4,013	4,562	—	8,575
Other operating expenses:
Selling, general and administrative	996	42	10,608	6,842	(4,002)	14,486
Property operating costs	—	—	3,867	4,303	—	8,170
Depreciation and amortization	38	295	10,035	6,742	—	17,110
Loss on disposition of property	—	—	—	9	—	9

	1,034	337	36,497	30,039	(4,774)	63,133
Other expenses from managed properties — affiliates	—	—	2,759	—	—	2,759
Other expenses from managed properties	—	—	2,854	—	—	2,854

Total operating expenses	1,034	337	42,110	30,039	(4,774)	68,746

Net operating (loss) income	(926)	(337)	336	609	—	(318)
Investment income — affiliates	—	—	—	(276)	—	(276)
Interest income	(181)	(2)	—	3	—	(180)
Interest expense	1,584	6,194	250	4,431	—	12,459

Loss before income taxes and equity in affiliates	(2,329)	(6,529)	86	(3,549)	—	(12,321)
Income tax expense	3	—	171	15	—	189
Equity in loss of affiliates, net of tax	10,428	3,899	—	210	(14,327)	210

Net loss	(12,760)	(10,428)	(85)	(3,774)	14,327	(12,720)
Net loss attributable to noncontrolling interest, net of tax	—	—	—	40	—	40

Net loss attributable to Great Wolf Resorts, Inc.	$(12,760)	$(10,428)	$(85)	$(3,814)	$14,327	$(12,760)

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Three months ended June 30, 2009
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Revenues:
Rooms	$—	$—	$20,666	$19,644	$—	$40,310
Food and beverage	—	—	6,051	5,254	—	11,305
Other	—	—	5,012	5,148	—	10,160
Management and other fees	176	—	4,699	15	(4,488)	402
Management and other fees — affiliates	—	—	1,210	—	—	1,210

	176	—	37,638	30,061	(4,488)	63,387
Other revenue from managed properties — affiliates	—	—	5,238	—	—	5,238

Total revenues	176	—	42,876	30,061	(4,488)	68,625

Operating expenses by department:
Rooms	—	—	3,272	3,467	(791)	5,948
Food and beverage	—	—	4,602	4,263	—	8,865
Other	—	—	3,972	4,452	—	8,424
Other operating expenses:
Selling, general and administrative	835	35	11,893	7,921	(3,697)	16,987
Property operating costs	—	—	3,844	5,270	—	9,114
Depreciation and amortization	38	—	7,380	7,212	—	14,630

	873	35	34,963	32,585	(4,488)	63,968
Other expenses from managed properties — affiliates	—	—	5,238	—	—	5,238

Total operating expenses	873	35	40,201	32,585	(4,488)	69,206

Net operating (loss) income	(697)	(35)	2,675	(2,524)	—	(581)
Investment income — affiliates	—	—	—	(336)	—	(336)
Interest income	(130)	(6)	(10)	(2)	—	(148)
Interest expense	1,577	—	2,893	4,307	—	8,777

(Loss) income before income taxes and equity in affiliates	(2,144)	(29)	(208)	(6,493)	—	(8,874)
Income tax (benefit) expense	(3,657)	—	88	(66)	—	(3,635)
Equity in affiliates, net of tax	7,219	7,190	—	467	(14,409)	467

Net loss	$(5,706)	$(7,219)	$(296)	$(6,894)	$14,409	$(5,706)

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Six months ended June 30, 2010
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Revenues:
Rooms	$—	$—	$39,062	$42,186	$—	$81,248
Food and beverage	—	—	11,688	11,385	—	23,073
Other	—	—	9,469	11,118	—	20,587
Management and other fees	225	—	10,767	12	(9,809)	1,195
Management and other fees — affiliates	—	—	1,980	—	—	1,980

	225	—	72,966	64,701	(9,809)	128,083
Other revenue from managed properties — affiliates	—	—	5,453	—	—	5,453
Other revenue from managed properties	—	—	5,571	—	—	5,571

Total revenues	225	—	83,990	64,701	(9,809)	139,107

Operating expenses by department:
Rooms	—	—	6,659	7,003	(1,589)	12,073
Food and beverage	—	—	8,815	8,451	—	17,266
Other	—	—	7,958	8,984	—	16,942
Other operating expenses:
Selling, general and administrative	1,709	80	23,935	15,724	(8,220)	33,228
Property operating costs	—	—	7,971	9,233	—	17,204
Depreciation and amortization	77	295	17,636	13,122	—	31,130
Loss on disposition of property	—	—	10	9	—	19

	1,786	375	72,984	62,526	(9,809)	127,862
Other expenses from managed properties — affiliates	—	—	5,453	—	—	5,453
Other expenses from managed properties	—	—	5,571	—	—	5,571

Total operating expenses	1,786	375	84,008	62,526	(9,809)	138,886

Net operating (loss) income	(1,561)	(375)	(18)	2,175	—	221
Investment income — affiliates	—	—	—	(565)	—	(565)
Interest income	(431)	(2)	(1)	1	—	(433)
Interest expense	3,162	6,194	3,850	8,452	—	21,658

Loss before income taxes and equity in affiliates	(4,292)	(6,567)	(3,867)	(5,713)	—	(20,439)
Income tax (benefit) expense	(190)	—	286	273	—	369
Equity in loss (income) of affiliates, net of tax	16,723	10,156	—	(23)	(26,879)	(23)

Net loss	(20,825)	(16,723)	(4,153)	(5,963)	26,879	(20,785)
Net loss attributable to noncontrolling interest, net of tax	—	—	—	40	—	40

Net loss attributable to Great Wolf Resorts, Inc.	$(20,825)	$(16,723)	$(4,153)	$(6,003)	$26,879	$(20,825)

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
Six months ended June 30, 2009
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Revenues:
Rooms	$—	$—	$39,348	$37,307	$—	$76,655
Food and beverage	—	—	11,486	9,721	—	21,207
Other hotel operations	—	—	9,802	9,323	—	19,125
Management and other fees	512	—	8,949	35	(8,505)	991
Management and other fees — affiliates	—	—	2,434	—	—	2,434

	512	—	72,019	56,386	(8,505)	120,412
Other revenue from managed properties — affiliates	—	—	10,520	—	—	10,520

Total revenues	512	—	82,539	56,386	(8,505)	130,932

Operating expenses by department:
Rooms	—	—	6,310	6,168	(1,501)	10,977
Food and beverage	—	—	8,747	7,533	—	16,280
Other	—	—	7,859	7,833	—	15,692
Other operating expenses:
Selling, general and administrative	1,628	69	22,690	14,248	(7,004)	31,631
Property operating costs	—	—	8,699	12,757	—	21,456
Depreciation and amortization	79	—	14,722	12,415	—	27,216
Loss on disposition of property	—	—	191	—	—	191

	1,707	69	69,218	60,954	(8,505)	123,443
Other expenses from managed properties — affiliates	—	—	10,520	—	—	10,520

Total operating expenses	1,707	69	79,738	60,954	(8,505)	133,963
Net operating (loss) income	(1,195)	(69)	2,801	(4,568)	—	(3,031)
Investment income — affiliates	—	—	—	(720)	—	(720)
Interest income	(307)	(13)	(12)	(4)	—	(336)
Interest expense	2,950	—	5,358	6,736	—	15,044

Loss before income taxes and equity in affiliates	(3,838)	(56)	(2,545)	(10,580)	—	(17,019)
Income tax (benefit) expense	(6,950)	—	176	(9)	—	(6,783)
Equity in affiliates, net of tax	14,463	14,407	—	1,115	(28,870)	1,115

Net loss	$(11,351)	$(14,463)	$(2,721)	$(11,686)	$28,870	$(11,351)

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Six months ended June 30, 2010
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Operating activities:
Net loss	$(20,825)	$(16,723)	$(4,153)	$(5,963)	$26,879	$(20,785)
Adjustment to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	77	295	17,636	13,122	—	31,130
Bad debt expense	—	—	162	31	—	193
Non-cash employee compensation and professional fees expense	—	—	1,061	—	—	1,061
Loss on disposition of property	—	—	10	9	—	19
Equity in losses (income) of affiliates	16,723	10,156	—	(22)	(26,879)	(22)
Deferred tax benefit	(224)	—	—	—	—	(224)
Changes in operating assets and liabilities	(1,015)	4,719	828	2,366	—	6,898

Net cash provided (used) by operating activities	(5,264)	(1,553)	15,544	9,543	—	18,270

Investing activities:
Capital expenditures for property and equipment	—	—	(2,306)	(3,923)	—	(6,229)
Loan repayment from unconsolidated affiliates	—	—	—	490	—	490
Investment in affiliates	—	—	—	(10)	—	(10)
Investment in development	—	—	(358)	—	—	(358)
Proceeds from sale of assets	—	—	—	15	—	15
Cash acquired in acquisition of Creative Kingdoms, LLC	—	—	—	324	—	324
Increase in restricted cash	—	—	—	(3)	—	(3)
Decrease (increase) in escrows	—	—	4,430	(1,266)	—	3,164

Net cash (used) provided in investing activities	—	—	1,766	(4,373)	—	(2,607)

Financing activities:
Principal payments on long-term debt	—	358	(214,849)	(1,450)	—	(215,941)
Proceeds from issuance of long-term debt	—	219,298	—	39	—	219,337
Payment of loan costs	57	(7,771)	(1,836)	(12)	—	(9,562)
Advances from consolidating entities, net	10,214	(209,378)	202,752	(3,588)	—	—

Net cash provided (used) by financing activities	10,271	2,507	(13,933)	(5,011)	—	(6,166)

Net increase in cash and cash equivalents	5,007	954	3,377	159	—	9,497
Cash and cash equivalents, beginning of period	5,023	14,538	(1,590)	2,942	—	20,913

Cash and cash equivalents, end of period	$10,030	$15,492	$1,787	$3,101	$—	$30,410

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
Six months ended June 30, 2009
(Dollars in thousands)

			Subsidiary	Non Guarantor	Consolidating
	Parent	Issuers	Guarantors	Subsidiaries	Adjustments	Consolidated

Operating activities:
Net loss	$(11,351)	$(14,463)	$(2,721)	$(11,686)	$28,870	$(11,351)
Adjustment to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and amortization	79	—	14,722	12,415	—	27,216
Bad debt expense	—	—	458	(1)	—	457
Non-cash employee compensation expense	—	—	469	—	—	469
Loss on sale of assets	—	—	191	—	—	191
Equity in losses of affiliates	14,463	14,407	—	1,854	(28,870)	1,854
Deferred tax benefit	(7,582)	—	—	—	—	(7,582)
Changes in operating assets and liabilities	6,527	(1)	(3,775)	1,218	(6,888)	(2,919)

Net cash provided (used) by operating activities	2,136	(57)	9,344	3,800	(6,888)	8,335

Investing activities:
Capital expenditures for property and equipment	—	—	(7,569)	(38,277)	—	(45,846)
Loan repayment from unconsolidated affiliate	—	—	—	8,098	—	8,098
Investment in affiliates	—	—	—	(303)	—	(303)
Investment in development	—	—	1,086	—	—	1,086
Proceeds from sale of assets	—	—	—	66	—	66
Decrease in restricted cash	159	—	—	4	—	163
(Increase) decrease in escrows	—	—	(1,493)	114	—	(1,379)

Net cash provided (used) in investing activities	159	—	(7,976)	(30,298)	—	(38,115)

Financing activities:
Principal payments on long-term debt	—	—	(1,752)	(1,360)	—	(3,112)
Proceeds from issuance of long-term debt	—	—	95	43,090	6,888	50,073
Payment of loan costs	(20)	—	(2,234)	(6,123)	—	(8,377)
Advances from consolidating entities, net	2,469	4,721	1,491	(8,681)	—	—

Net cash provided (used) by financing activities	2,449	4,721	(2,400)	26,926	6,888	38,584

Net increase (decrease) in cash and cash equivalents	4,744	4,664	(1,032)	428	—	8,804
Cash and cash equivalents, beginning of period	4,762	6,279	727	2,463	—	14,231

Cash and cash equivalents, end of period	$9,506	$10,943	$(305)	$2,891	$—	$23,035

GREAT WOLF RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	SUBSEQUENT EVENT

As discussed in Note 8, the borrowers under the agreement governing the Company’s Traverse City/Kansas City mortgage loan are required to maintain a minimum debt service coverage ratio of 1.35, calculated on a quarterly basis. The borrowers under the agreement did not comply with a debt service coverage ratio covenant for the twelve-month period ended June 30, 2010. As a result, the loan servicer had the right to implement a lock-box cash management arrangement, which requires substantially all cash receipts for the two resorts to be moved each day to a reserve bank account and all excess cash to be deposited in a lender-controlled account. On September 13, 2010, the Company was informed that the loan servicer had elected to exercise such right.

CNL Income GW Partnership, LLLP and Subsidiaries Consolidated Financial Statements

Report of Independent Certified Public Accountants

To the Partners of
CNL Income GW Partnership, LLLP

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of partners’ capital and of cash flows present fairly, in all material respects, the financial position of CNL Income GW Partnership, LLLP and its subsidiaries at December 31, 2008 and the results of their operations and their cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Partners’ Plans for the Partnership to meet its liquidity needs is described in Note 1.

/s/  PricewaterhouseCoopers LLP

March 31, 2009
Orlando, Florida

CNL Income GW Partnership, LLLP and Subsidiaries

Consolidated Balance Sheets
August 5, 2009 and December 31, 2008

	August 5,	December 31,
	2009	2008
	(Not covered by
	auditor’s report)

ASSETS
Current assets:
Cash and cash equivalents	$3,751,796	$968,390
Restricted cash	1,613,350	1,390,733
Accounts receivable	997,016	930,242
Due from affiliates	2,106,415	973,431
Prepaid expenses and other current assets	1,527,345	1,169,189

	9,995,922	5,431,985
Loan costs, net	376,242	438,405
Property and equipment, net	96,331,718	98,628,211
Other intangible assets, net	120,651	213,171

Total assets	$106,824,533	$104,711,772

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable and accrued expenses	$6,773,803	$5,595,957
Mortgage loan payable, current portion	740,441	513,043
Due to affiliates	3,315,043	—
Advanced deposits	1,295,567	1,015,643

	12,124,854	7,124,643
Mortgage loan payable	62,032,099	62,486,957

Total liabilities	74,156,953	69,611,600
Partners’ capital	32,667,580	35,100,172

Total liabilities and partners’ capital	$106,824,533	$104,711,772

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries

Consolidated Statements of Operations
Period January 1, 2009 through August 5, 2009 and the Years Ended December 31, 2008 and 2007

	Period January 1
	through August 5,	Year Ended December 31,
	2009	2008	2007
	(Not covered by		(Not covered by
	auditor’s report)		auditor’s report)

Revenues
Rooms	$13,971,105	$22,111,582	$24,016,962
Food and beverage	3,180,677	5,165,671	5,726,252
Other operating departments	2,598,191	4,232,432	4,854,177

	19,749,973	31,509,685	34,597,391

Cost of sales and other expenses
Rooms	2,498,457	3,920,976	3,936,089
Food and beverage	2,763,088	4,725,934	5,042,643
Other operating departments	3,283,537	5,293,681	5,505,790
Property operations and maintenance	3,883,937	6,201,572	6,462,936
Management fees	203,394	315,097	1,037,922
Franchise and licensing fees (see footnote 5)	(1,201,354)	945,291	1,037,922
General and administrative	2,178,798	3,459,059	3,921,479
Sales and marketing	2,344,185	3,296,099	3,254,141
Depreciation and amortization	4,412,492	7,334,696	7,111,968

	20,366,534	35,492,405	37,310,890

Operating loss	(616,561)	(3,982,720)	(2,713,499)
Interest and other income (loss)	(3,899)	21,436	101,683
Interest expense and loan cost amortization	(2,357,473)	(3,998,359)	(3,954,843)

Net loss	$(2,977,933)	$(7,959,643)	$(6,566,659)

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries

Consolidated Statements of Partners’ Capital
Period January 1, 2009 through August 5, 2009 and the Years Ended December 31, 2008 and 2007

	Partner	CNL LP	GW	Total

Balance, December 31, 2006 (not covered by auditor’s report)	$4,737	$33,158,795	$14,212,942	$47,376,474
Capital contributions	—	—	250,000	250,000
Net loss	(653)	(4,552,399)	(2,013,607)	(6,566,659)

Balance, December 31, 2007 (not covered by auditor’s report)	4,084	28,606,396	12,449,335	41,059,815
Capital contributions	200	1,393,400	606,400	2,000,000
Net loss	(796)	(5,545,483)	(2,413,364)	(7,959,643)

Balance, December 31, 2008	3,488	24,454,313	10,642,371	35,100,172
Capital contributions	110	796,690	303,200	1,100,000
Distribution of operating cash flows	—	—	(554,659)	(554,659)
Net loss	(298)	(2,523,480)	(454,155)	(2,977,933)

Balance, August 5, 2009 (not covered by auditor’s report)	$3,300	$22,727,523	$9,936,757	$32,667,580

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries

Consolidated Statements of Cash Flows
Period January 1, 2009 through August 5, 2009 and the Years Ended December 31, 2008 and 2007

	Period January 1,
	2009 through
	August 5,	Year Ended December 31,
	2009	2008	2007
	(Not covered by		(Not covered by
	auditor’s report)		auditor’s report)

Cash Flows from operating activities
Net loss	$(2,977,933)	$(7,959,643)	$(6,566,659)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Depreciation and amortization	4,412,492	7,334,696	7,111,968
Loan cost amortization	62,163	104,118	71,243
Loss from retirement of assets	3,899	—	—
Changes in assets and liabilities
Accounts receivable	(66,774)	273,182	304,603
Due from affiliates	(1,132,984)	(973,431)	—
Prepaid expenses and other current assets	(358,156)	160,942	(131,708)
Accounts payable and accrued expenses	1,177,846	(1,231,138)	637,934
Due to affiliates	3,315,043	(63,807)	(544,529)
Advanced deposits	279,924	(52,406)	61,626

Net cash provided by (used in) operating activities	4,715,520	(2,407,487)	944,478

Cash Flows from investing activities
Acquisition of property and equipment	(2,027,378)	(886,577)	(1,311,707)
(Increase) decrease in restricted cash	(222,617)	575,024	(457,378)

Net cash used in investing activities	(2,249,995)	(311,553)	(1,769,085)

Cash Flows from financing activities
Capital contributions from partners	1,100,000	2,000,000	—
Distribution to partners	(554,659)	—	—
Refunds from partners	—	—	1,225,508
Principal payments on mortgage loan	(227,460)	—	—

Net cash provided by financing activities	317,881	2,000,000	1,225,508

Net increase (decrease) in cash and cash equivalents	2,783,406	(719,040)	400,901
Cash and cash equivalents
Beginning of period	968,390	1,687,430	1,286,529

End of period	$3,751,796	$968,390	$1,687,430

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries

Consolidated Statements of Cash Flows — (Continued)

	2009	2008	2007
	(Not covered by		(Not covered by
	auditor’s report)		auditor’s report)

Supplemental disclosure of noncash financing activities
Capital contributions (equipment) from partners	$—	$—	$250,000

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$2,582,642	$3,894,241	$3,884,227

The accompanying notes are an integral part of these consolidated financial statements.

CNL Income GW Partnership, LLLP and Subsidiaries

Notes to Consolidated Financial Statements
Period January 1, 2009 through August 5, 2009 and the Years ended December 31, 2008 and 2007

1.	Business

Organization

CNL Income GW Partnership, LLLP (the “Partnership”) was organized pursuant to the laws of the State of Delaware on October 11, 2005. CNL Income GW WI-DEL, LP, CNL Income GW Sandusky, LP, CNL Income GW Corp., CNL Income GW WI-DEL Tenant, LP and CNL Income GW Sandusky Tenant, LP are wholly owned subsidiaries of the Partnership. The Partnership’s general partner is CNL Income GW GP, LLC (the “General Partner”) and limited partners are CNL Income Partners, LP (“CNL LP”) and Great Bear Lodge of Wisconsin Dells, LLC (“GW”), (collectively, the “Limited Partners”). GW is an affiliate of Great Wolf Resorts, Inc. The General Partner and CNL LP are collectively referred to as the CNL Partners and are wholly owned subsidiaries of CNL Lifestyle Properties, Inc., formerly known as CNL Income Properties, Inc.

The Partnership owns the (i) 309-room hotel and recreational facilities known as the “Great Wolf Lodge-Wisconsin Dells” located in Lake Delton, Wisconsin, and (ii) the 271-room hotel and recreational facilities known as the “Great Wolf Lodge-Sandusky” located in Sandusky, Ohio (collectively referred to as the “Properties”). The Properties’ day-to-day operations are managed by an affiliate of GW, however, all Partners must agree to key decisions affecting the Properties.

The structure of the Partnership is designed to allow the parent of the CNL Partners to continue to qualify as a real estate investment trust, which is generally not subject to federal income taxes. In keeping with this objective, the Partnership operates its Properties through tenant partnership entities owned by the Partnership through a wholly-owned taxable REIT subsidiary (“TRS”) entity, as permitted by the REIT Modernization Act of 1999.

The Partnership was formed through a series of transactions, whereby GW contributed its interests in two subsidiary partnerships to the Partnership in exchange for 100% ownership of the Partnership. On October 11, 2005 and November 3, 2005, the CNL Partners acquired an aggregate 70.00% interest in the Partnership from GW for cash.

Then on April 1, 2007, GW contributed equipment in the amount of $250,000 and in March 2009, CNL LP contributed $100,000 resulting in the General Partner and Limited Partners owning the following percentage interests in the Partnership as of August 5, 2009:

Partner	Percentage Interest

General Partner	0.01%
CNL LP	69.73%
GW	30.26%

On August 6, 2009, GW sold all of its interest in the joint venture to CNL LP. An affiliate of GW continues to manage these resorts.

Allocations and Distributions

Net income or loss is allocated between the Partners based on the hypothetical liquidation at book value (“HLBV”) method of accounting. Under this method, the Partnership allocates net income or loss in each period to the Partners based on the change in each Partner’s share of the net assets of the Partnership they would receive if the Partnership were to liquidate all of its assets at net book value and distribute the resulting cash to creditors and partners in accordance with their respective priorities.

On an annual basis, Net Cash Flow, as defined in the Agreement, is distributed in accordance with the following order of priority; (i) first, to the CNL Partners, pro rata, until the aggregate distributions received by the CNL Partners with respect to such fiscal year equals the CNL Preferred Distribution, as defined in the

CNL Income GW Partnership, LLLP and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Agreement, (ii) second to GW until the aggregate distributions received by the GW with respect to such fiscal year equals the GW Preferred Distribution, as defined in the Agreement, and (iii) thereafter pro-rata among the Partners in proportion to their respective percentage interests.

Capital proceeds, including capital proceeds distributed to partners in winding up the Partnership, are allocated as follows: (i) first, to establish any reserves pursuant to and subject to the provisions of which the General Partner reasonably determines to be necessary to provide for any contingent or unforeseen liabilities or obligations of the Partnership and the subsidiaries (provided that at such time as the General Partner determines to be advisable, the balance of the reserves remaining after the payment of such contingencies shall be deemed capital proceeds available for distribution); (ii) next, to Partners, pro rata, in proportion to the respective amounts of their Unreturned Capital, as defined in the Agreement, until the Unreturned Capital of each of the Partners is returned in full; and (iii) thereafter, among the Partners, pro-rata in proportion to their respective percentage interests.

Liquidity

The Partnership incurred net losses of $2,977,933, $7,959,643 and $6,566,659 for the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007. In addition, during the year ended December 31, 2008, $2,407,487 in cash was used in operating activities. The Partnership has been negatively impacted by a number of factors including increased competition and general economic slowdowns. During 2008, the partners provided a capital infusion of $2.0 million to meet operating needs.

During the period ended August 5, 2009, the partners contributed approximately $1.1 million to the Partnership to fund working capital shortfalls at the properties and to fund debt service. In addition, CNL LP advanced the Partnership approximately $3.0 million.

2.	Summary of Significant Accounting Policies

A summary of significant accounting principles and practices used in the preparation of the financial statements follows:

Basis of Financial Statement Presentation

The Partnership prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclose contingent assets and liabilities at the date of consolidated financial statements and report amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNL Income GW Partnership, LLLP and its wholly owned subsidiaries. All significant inter-partnership balances and transactions have been eliminated in consolidation.

Subsequent Events

The accompanying consolidated financial statements were authorized for issue on March 31, 2010. Subsequent events were evaluated through that date.

CNL Income GW Partnership, LLLP and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Cash and Cash Equivalents

The Partnership considers all amounts held in highly liquid instruments with original purchased maturities of three months or less as cash and cash equivalents. Cash and cash equivalents consists primarily of demand deposit accounts at commercial banks. Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. Management believes the credit risk associated with cash and cash equivalents to be low due to the quality of the financial institutions in which these assets are held.

Restricted Cash

Certain amounts of cash have been restricted under the management agreements with GW for maintenance and replacement of furniture, fixtures and equipment at the Partnership’s Properties. Cash for the replacement of furniture, fixtures and equipment is set aside each month as a set percentage of total gross revenues of the Properties in accordance with the hotel management agreements and is used as necessary for the replacement of furniture, fixtures and equipment. As of August 5, 2009 and December 31, 2008, the Partnership had approximately $1.6 million and $1.4 million in restricted cash, respectively, to fund future replacements.

Property and Equipment

Property and equipment is stated at cost and includes land, buildings and improvements, and furniture, fixtures and equipment. Buildings and improvements, and furniture, fixtures and equipment are depreciated on the straight-line method over the assets’ estimated useful lives ranging from 39 to 3 years, respectively. Expenditures for major renewals and betterments are capitalized and depreciated over the related assets’ estimated useful lives. Expenditures for repairs and maintenance are expensed when incurred.

Other Intangible Assets

Other intangible assets represent the value assigned to the revenue stream from a condo rental pool at the Wisconsin Dells property. The condo rental pool intangible asset is being amortized on a straight-line basis over the average remaining life of the existing rental pool agreements which was approximately 4.6 years.

Loan Costs

Loan costs incurred in connection with securing financing have been capitalized and are being amortized over the term of the loan using the straight-line method. For the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007, amortization of loan cost was $62,163, $104,118 and $71,243, respectively.

Revenue Recognition

The Property’s revenues are derived from its operations and include revenues from the rental of rooms, food and beverage sales, telephone usage, the management of a condo rental pool at the Wisconsin Dells property and other service revenue. Revenue is recognized when rooms are occupied and services have been performed. Cash received from customers for events occurring after the end of each respective year have been recorded as advanced deposits in the accompanying consolidated balance sheets.

Advertising and Promotion Costs

The costs of advertising, promotional, sales and marketing programs are charged to operations in the year incurred and are included as sales and marketing expenses in the accompanying consolidated statement of operations. Advertising, promotional, sales and marketing costs totaled approximately $2.3 million for the

CNL Income GW Partnership, LLLP and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

period January 1, 2009 through August 5, 2009 and $3.3 million for each of the years ended December 31, 2008 and 2007.

Inventory

Inventory, primarily consisting of food, beverage and operating supplies, is accounted for using the first in, first out method and is stated at the lower of cost or market. Inventory is recorded in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS. The tax consequences of other Partnership revenues and expenses, unrelated to the operation of the properties, will accrue to the partners. Certain of these other revenues and expenses may be treated differently in the Partnership’s income tax return than in the accompanying consolidated financial statements. Therefore, amounts reported in the consolidated financial statements may not be the same as reported in the partners’ income tax returns.

The Partnership accounts for federal and state income taxes on its TRS using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax-credit carry forwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Partnership analyzes its material tax position and determined that it has not taken any uncertain tax position within the meaning of the interpretation.

Leases

The Partnership has entered into operating leases for equipment used at its Properties. Rent expense is recognized on a straight-line basis over the term of the leases.

Impairment of Long-Lived Assets

The Partnership’s long-lived assets are tested for impairment annually or whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The Partnership assesses impairment by comparing the carrying value of long-lived assets to future estimated undiscounted operating cash flows expected to be generated over the life of the assets and from their eventual disposition. In the event the carrying amount exceeds the estimated future undiscounted cash flows, the Partnership would recognize an impairment loss to adjust the carrying amount of the asset to the estimated fair value. For the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007, the Partnership recorded no impairment charges.

Fair Value of Financial Instruments

The estimated fair value of cash and cash equivalents, restricted cash, accounts receivable, due from affiliates, accounts payable, accrued expenses and due to affiliates approximates carrying values because of the liquid nature of the assets and short maturities of the obligations. The Partnership believes the fair value of its

CNL Income GW Partnership, LLLP and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

long-term debt was approximately $57.7 million as of August 5, 2009 and $56.8 million as of December 31, 2008 based on discounted cash flows at the market rates it believes it could obtain for similar borrowings at that time.

Concentration of Credit Risk

Financial instruments which potentially subject the Partnership to a concentration of credit risk consist principally of guest and trade accounts receivable. Concentration of credit risk with respect to guest and trade accounts receivable is limited due to the wide variety of customers and industries to which the Properties’ services are sold, as well as the dispersion of customers across many geographic areas.

3.	Property and Equipment

Property and equipment consist of the following:

	August 5,	December 31,
	2009	2008

Land and land improvements	$7,620,110	$7,611,511
Building and improvements	84,376,402	82,825,136
Furniture, fixtures and equipment	30,042,595	29,585,681

	122,039,107	120,022,328
Less: accumulated depreciation	(25,707,389)	(21,394,117)

	$96,331,718	$98,628,211

Depreciation expense for the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007 was $4.3 million, $7.2 million and $7.0 million, respectively.

4.	Other Intangible Assets

The gross carrying amount and accumulated amortization of the Partnership’s other intangible assets consist of the following :

	August 5,	December 31,
	2009	2008

Condo rental pool	$710,570	$710,570
Less: accumulated amortization	(589,919)	(497,399)

	$120,651	$213,171

Amortization expense related to condo rental pool intangible asset was $92,520 for period January 1, 2009 through August 5, 2009 and $155,034 for the years ended December 31, 2008 and 2007. The anticipated amortization of the condo rental pool intangible asset over the next year is $120,651.

5.	Related Party Transactions

Hotel Management Agreements

The Partnership entered into an agreement with an affiliate of GW (the “Manager”) to manage the Properties. In February 2009, the Partnership amended the agreements which reduced base management fees for 2008 and 2009 based on certain net operating income thresholds. During 2008, management fees were reduced from 4 percent of gross operating revenues to 1 percent of gross operating revenues. During 2009, management fees were 1 percent of gross operating revenues. The management agreement for the Great Wolf Lodge — Wisconsin Dells has a term of 10 years. The management agreement for Great Wolf Lodge —

CNL Income GW Partnership, LLLP and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

Sandusky expires on December 31, 2010. The Partnership incurred base management fees and no incentive management fees of approximately $0.2 million for the period January 1, 2009 through August 5, 2009, $0.3 million and $1.0 million for the years ended December 31, 2008 and 2007. As of August 5, 2009, the Partnership was due approximately $2.1 million from GW relating primarily to the reduction in management fees that were refundable to the Partnership from the Manager; this receivable was realized through the sale of GW’s interest in the Partnership on August 6, 2009. The management agreements may be terminated if certain performance thresholds are not met, as defined in the management agreements.

Licensing Agreements

The Partnership also entered into licensing agreement with an affiliate of GW (the “Franchisor”) for each property. On August 5, 2009 the licensing agreement were amended through the sale of GW’s interest in the Partnership. The Partnership incurred licensing fees of approximately $0.9 million and $1.0 million for the years ended December 31, 2008 and 2007, respectively. Licensing fees for the period January 1, 2009 through August 5, 2009 were immaterial. The license agreement for Great Wolf Lodge — Wisconsin Dells has a term of 10 years. There is no license agreement for the Great Wolf Lodge — Sandusky.

Other

The Partnership has entered into various other agreements with GW and its affiliates to provide services such as property insurance, health insurance, and workers’ compensation insurance. The Partnership incurred $0.7 million for the period January 1, 2009 through August 5, 2009, and $1.2 million for the years ended December 31, 2008 and 2007 for such expenses. These amounts have been included in costs and expenses for room, food and beverage, and other operating departments in the accompanying consolidated statements of operations.

6.	Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, the Partnership is only subject to taxation of income on the profits and losses from its TRS operations. The components of the deferred taxes recognized in the accompanying consolidated balance sheets are as follows:

	August 5,	December 31,
	2009	2008

Deferred tax asset:
Net operating loss	$12,157,488	$7,829,779
Other book/tax differences	252,199	341,589

Total deferred tax asset	12,409,687	8,171,368

Deferred tax liability:
Book/tax differences in acquired assets	1,151,776	1,472,517

Total deferred tax liability	1,151,776	1,472,517

Net deferred tax asset	11,257,911	6,698,851
Valuation allowance	(11,257,911)	(6,698,851)

	$—	$—

The types of temporary differences between the tax basis of assets and liabilities and their financial statement reporting amounts are attributable to book/tax differences in the acquired assets and net operating losses. The TRS had a net operating loss carry-forward for federal and state purposes of approximately $31.0 million as of August 5, 2009 to offset future taxable income. The estimated net operating loss carry-

CNL Income GW Partnership, LLLP and Subsidiaries

Notes to Consolidated Financial Statements — (Continued)

forward will expire as follows: $1.4 million expiring in 2025, $4.3 million expiring in 2026, $6.6 million expiring in 2027, $8.7 million expiring in 2028 and $10.0 expiring in 2029. The Partnership has not recorded these potential future benefits because its TRS subsidiary does not have sufficient historical earnings on which to base a potential future benefit.

7.	Leases

The Partnership is a lessee of various types of equipment used in operating the Properties. Leases are categorized as operating leases based upon the terms in the lease agreements.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of August 5, 2009 are as follows:

2010	$63,504
2011	41,729
2012	5,904
2013	163

$111,300

Rent expense was $45,304, $75,108 and $63,756 for the period January 1, 2009 through August 5, 2009 and the years ended December 31, 2008 and 2007, respectively, and is included in property operations in the accompanying consolidated statements of operations.

8.	Mortgage Loan Payable

In March 2006, the Partnership obtained a mortgage loan collateralized by the Properties in the principal amount of $63.0 million. The loan bears interest at an annual rate of 6.08%, requires monthly payments of interest-only for the first three years and equal monthly payments of principal and interest of $380,963 thereafter until the loan’s maturity on March 1, 2013. Future principal payments due under the loan are as follows:

2010	$740,441
2011	787,397
2012	826,569
2013	60,418,133

$62,772,540

9.	Commitments and Contingencies

From time to time the Partnership may be exposed to litigation arising from operations of its business in the ordinary course of business. Management is not aware of any such litigation that it believes will have a material adverse impact on the Partnership’s financial condition or results of operations.

10.	Subsequent Events

On August 6, 2009, GW sold all of its interest in the joint venture to CNL LP. An affiliate of GW continues to manage these resorts.

The accompanying financial statements were authorized for issue on March 31, 2010. Subsequent events were evaluated through that date.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in the affairs of GWR Operating Partnership, L.L.L.P. or Great Wolf Finance Corp. since the date of this prospectus.

Until          , 2010, broker-dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the broker-dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

GWR Operating Partnership, L.L.L.P.

Great Wolf Finance Corp.

$230,000,000 10.875% First Mortgage Notes Due 2017

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Great Wolf Resorts’ Amended and Restated Certificate of Incorporation contains a provision that eliminates the personal liability of Great Wolf Resorts’ directors for monetary damages for any breach of fiduciary duty as a director. Such provision, however, does not eliminate a director’s liability (1) for any breach of the director’s duty of loyalty to Great Wolf Resorts or its stockholders; (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) under Section 174 of the Delaware General Corporation Law (in respect of certain unlawful dividend payments or stock purchases or redemptions); or (4) for a transaction from which the director derived an improper personal benefit.

As permitted by Section 145 of the Delaware General Corporation Law, Great Wolf Resorts’ Amended and Restated Bylaws provide that it shall indemnify any and all persons whom it has the power to indemnify under Delaware law from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the Delaware General Business Corporation Law, and the indemnification provided for in the Amended and Restated Bylaws shall not be deemed to be exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

Great Wolf Resorts may, to the extent authorized by the Board of Directors, provide rights to indemnification and to the advancement of expenses to employees and agents of the Registrant similar to those conferred to directors and officers of the Registrant as described above.

Great Wolf Resorts has entered into indemnification agreements with each of its current officers and directors to give such officers and directors additional contractual assurances regarding the scope of their indemnification. The indemnification agreements provide indemnification to the fullest extent permitted under Delaware law and provide for the advancement of expenses incurred by a director or officer in connection with the investigation, defense, settlement or appeal of any action or investigation.

Great Wolf Resorts has insurance policies providing for indemnification of officers and directors against liabilities and expenses incurred by any of them in certain proceedings and under certain conditions, such as in the absence of fraud.

The charter or similar documents of the subsidiary guarantors listed as registrants under this registration statement contain similar provisions.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit
Number		Description

1.1		Purchase Agreement (in relation to $230,000,000 aggregate principal amount of the initial notes), dated as of March 30, 2010, by and among GWR Operating Partnership, L.L.L.P. (the “Company”), Great Wolf Finance Corp. (“Great Wolf Finance”), the guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 10.27 to the Parent’s Quarterly Report on Form 10-Q filed May 5, 2010).
2.1		Form of Merger Agreement (Delaware) (incorporated herein by reference to Exhibit 2.1 to Great Wolf Resorts, Inc.’s (the “Parent”) Registration Statement on Form S-1 filed August 12, 2004).
2.2		Form of Merger Agreement (Wisconsin) (incorporated herein by reference to Exhibit 2.2 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004).
4.1		Indenture governing the 10.875% First Mortgage Notes due 2017, dated as of April 7, 2010, by and among the Company and Great Wolf Finance as co-obligors, the guarantors named therein, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 10.28 to the Parent’s Quarterly Report on Form 10-Q filed May 5, 2010).
4.2		Form of Exchange Note (incorporated herein by reference to Exhibit A1 of Exhibit 10.28 to the Parent’s Quarterly Report on Form 10-Q filed May 5, 2010).
4	.3*	Registration Rights Agreement, dated as of April 7, 2010, by and among the Company and Great Wolf Finance as issuers, the guarantors named therein, and the initial purchasers named therein.
4	.4*	Security Agreement, dated as of April 7, 2010, by and among the loan parties from time to time party thereto and U.S. Bank National Association, as collateral agent.
4	.5*	Open-End Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of April 7, 2010, from Mason Family Resorts, LLC, as mortgagor, to U.S. Bank National Association, as trustee.
4	.6*	Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of April 7, 2010, from Great Wolf Lodge of Grapevine, LLC, as trustor, to Peter S. Graf, as mortgaged property trustee, for the benefit of U.S. Bank National Association, as collateral agent, as beneficiary.
4	.7*	Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of April 7, 2010, from Great Wolf Williamsburg SPE, LLC, as trustor, to Craig A. Johnson, as mortgaged property trustee, for the benefit of U.S. Bank National Association, in its capacity as collateral agent, as beneficiary.
4	.8*	First Supplemental Indenture, dated as of May 28, 2010, by and among Scooops Tenant, LLC, the Company and Great Wolf Finance as issuers, the guarantors named therein and U.S. Bank National Association, as trustee.
5	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to validity of the exchange notes.
5	.2*	Opinion of Michael Best & Friedrich LLC as to certain legal matters of Wisconsin law relating to the validity of the securities being registered and the guarantees.
5	.3*	Opinion of McDermott Will & Emery LLP as to certain legal matters of Texas law relating to the validity of the securities being registered and the guarantees.
8	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to certain tax matters.
10.1		License Agreement, dated January 30, 2004, by and between The Great Lakes Companies, Inc. and Jim Pattison Entertainment, Ltd. (incorporated by reference to Exhibit 10.1 to the Parent’s Registration Statement on form S-1 filed September 23, 2004)
10.2		Development Agreement, dated as of July 30, 2003, among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resort Condominium, LLC (incorporated herein by reference to Exhibit 10.2 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004)
10.3		First Amendment to the Development Agreement, dated June 25, 2004, by and among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resort Condominium, LLC (incorporated herein by reference to Exhibit 10.3 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004)

Exhibit
Number	Description

10.4	Tall Pines Exclusive License and Royalty Agreement, dated July 25, 2004, between Tall Pines Development Corporation and The Great Lakes Companies, Inc. (incorporated herein by reference to Exhibit 10.4 to the Parent’s Registration Statement on Form S-1 filed December 7, 2004)
10.5	Employment Agreement between Great Wolf Resorts, Inc., and Kimberly Schaefer, dated December 13, 2004 (incorporated herein by reference to Exhibit 10.5 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.6	Employment Agreement between Great Wolf Resorts, Inc. and James Calder, dated December 13, 2004 (incorporated herein by reference to Exhibit 10.6 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.7	Employment Agreement between Great Wolf Resorts, Inc. and J. Michael Schroeder, dated December 13, 2004 (incorporated herein by reference to Exhibit 10.7 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.8	First Amendment to Employment Agreement between Great Wolf Resorts, Inc. and J. Michael Schroeder, dated May 28, 2008 (incorporated herein by reference to Exhibit 10.8 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.9	Second Amendment to Employment Agreement between Great Wolf Resorts, Inc. and J. Michael Schroeder, dated July 2, 2008 (incorporated herein by reference to Exhibit 10.9 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.10	Employment Agreement between Great Wolf Resorts, Inc. and Timothy Black, dated March 20, 2009 (incorporated herein by reference to Exhibit 10.10 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.11	First Amendment to Employment Agreement between Great Wolf Resorts, Inc. and Timothy Black, dated December 16, 2009 (incorporated herein by reference to Exhibit 10.11 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.12	Form of Noncompete Agreement, Trade Secret and Confidentiality Agreement (incorporated herein by reference to Exhibit 10.6 to the Parent’s Registration Statement on Form S-1 filed January 21, 2005)
10.13	Form of Officers and Directors Indemnification Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed August 12, 2004)
10.14	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.8 to the Parent’s Registration Statement on Form S-1 filed September 23, 2004)
10.15	Form of Great Wolf Resorts, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.9 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004)
10.16	Form of Great Wolf Resorts, Inc. 2004 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.10 to the Parent’s Registration Statement on Form S-1 filed November 26, 2004)
10.17	Form of Great Wolf Resorts, Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.11 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004)
10.18	Loan Agreement by and among Great Wolf Resorts, Inc., Citigroup Global Markets Realty Corp. and The Travelers Insurance Company (incorporated herein by reference to Exhibit 10.16 to Parent’s Registration Statement on Form S-1 filed January 21, 2005)
10.19	Purchase Agreement, dated as of March 15, 2005, among Great Wolf Resorts, Inc., Great Wolf Capital Trust I, Taberna Preferred Funding I, Ltd and Merrill Lynch International (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed March 18, 2005)
10.20	Loan Agreement dated July 28, 2007, among Great Wolf Lodge of Grapevine, LLC, as borrower, and Merrill Lynch Capital and HSH Nordbank, as lenders (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed July 31, 2007)
10.21	Third Amendment to Loan Agreement dated July 31, 2009, among Great Wolf Lodge of Grapevine, LLC, as borrower, and GE Business Financial Services Inc. (f/k/a Merrill Lynch Business Financial Services, Inc. through its division Merrill Lynch Capital), as administrative agent on behalf of the lenders (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed July 31, 2009)

Exhibit
Number		Description

10.22		Loan Agreement dated December 6, 2007, between Great Wolf Lodge of the Poconos, LLC, as borrower, and Citigroup Global Markets Realty Corp., as lender (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed December 13, 2007)
10.23		Loan Agreement dated August 4, 2008, between Great Wolf Lodge Williamsburg SPE, LLC, as borrower, and Calyon New York Branch and Capmark Bank, as lenders (incorporated herein by reference to the Parent’s Current Report on Form 10-Q filed August 5, 2008)
10.24		Amendment to Loan Agreement dated January 15, 2010, among Great Wolf Lodge Williamsburg SPE, LLC, as borrower, and Calyon New York Branch, as agent, and Calyon New York Branch and Capmark Bank, as lenders (incorporated herein by reference to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.25		Loan Agreement dated April 30, 2008, among Great Wolf Lodge of the Carolinas, LLC, as borrower, Marshall Financial Group, as administrative agent, and the several banks and other financial institutions from time to time party thereto, as lenders (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed May 6, 2008)
10.26		Fifth Amendment to Lease, dated January 22, 2009, between the registrant and Hovde Building, LLC, (incorporated herein by reference to the Company’s Current Report on Form 8-K filed January 28, 2009)
12	.1*	Statement of Computation of Ratios of Earnings of Fixed Charges.
21	.1*	Subsidiaries of the Parent.
23	.1**	Consent of Grant Thornton LLP.
23	.2**	Consent of Deloitte & Touche LLP.
23	.3**	Consent of PricewaterhouseCoopers LLP.
23	.4*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibits 5.1 and 8.1 to this Registration Statement).
23	.5*	Consent of Michael Best & Friedrich LLP (included in Exhibit 5.2 to this Registration Statement).
23	.6*	Consent of McDermott Will & Emery LLP (included in Exhibit 5.3 to this Registration Statement).
24	.1*	Powers of Attorney (included on signature pages of this Part II).
25	.1*	Form T-1 Statement of Eligibility of U.S. Bank National Association to act as trustee under the Indenture.
99	.1*	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.

*	Previously filed

**	Filed herewith

ITEM 22.	UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on October 8, 2010.

GWR OPERATING PARTNERSHIP, L.L.L.P.

By:	GWR OP General Partner, LLC
its General Partner

By:	Great Wolf Resorts, Inc.
its Sole Member

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder
Title:     Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 8th day of October, 2010.

Signature		Title	Date

* Kimberly K. Schaefer		Chief Executive Officer (Principal Executive Officer) and Director	October 8, 2010

* James A. Calder		Chief Financial Officer (Principal Financial and Accounting Officer)	October 8, 2010

* Joseph V. Vittoria		Director and Chairman of the Board	October 8, 2010

* Elan Blutinger		Director	October 8, 2010

* Randy L. Churchey		Director	October 8, 2010

* Edward H. Rensi		Director	October 8, 2010

* Howard A. Silver		Director	October 8, 2010

*By:	/s/ J. Michael Schroeder J. Michael Schroeder Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on October 8, 2010.

GREAT WOLF FINANCE CORP.

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder
Title:     Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 8th day of October, 2010.

Signature		Title	Date

* Kimberly K. Schaefer		Director	October 8, 2010

* James A. Calder		Director	October 8, 2010

*By:	/s/ J. Michael Schroeder J. Michael Schroeder Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on October 8, 2010.

GREAT WOLF RESORTS, INC.

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder

Title:	Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.

Signature		Title	Date

* Kimberly K. Schaefer		Chief Executive Officer (Principal Executive Officer) and Director	October 8, 2010

* James A. Calder		Chief Financial Officer (Principal Financial and Accounting Officer)	October 8, 2010

* Joseph V. Vittoria		Director and Chairman of the Board	October 8, 2010

* Elan Blutinger		Director	October 8, 2010

* Randy L. Churchey		Director	October 8, 2010

* Edward H. Rensi		Director	October 8, 2010

* Howard A. Silver		Director	October 8, 2010

*By:	/s/ J. Michael Schroeder J. Michael Schroeder Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on October 8, 2010.

GREAT WOLF WILLIAMSBURG SPE, LLC

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder

Title:	Secretary

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.

Signature		Title	Date

* Randy L. Churchey		President (Chief Executive Officer) and Director	October 8, 2010

* James A. Calder		Treasurer (Principal Financial and Accounting Officer) and Director	October 8, 2010

/s/ J. Michael Schroeder J. Michael Schroeder		Director	October 8, 2010

*By:	/s/ J. Michael Schroeder J. Michael Schroeder Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on October 8, 2010.

GRAPEVINE BEVERAGE, INC.

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder

Title:	Authorized Representative

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the following capacities and on this 8th day of October, 2010.

Signature		Title	Date

* Jack D. Bateman		Sole director and sole officer (Principal Executive, Financial and Accounting Officer)	October 8, 2010

*By:	/s/ J. Michael Schroeder J. Michael Schroeder Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, each registrant below (each of which is a member-managed limited liability company with no officers) duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Madison, State of Wisconsin, on October 8, 2010.

GWR OP GENERAL PARTNER, LLC

By:	Great Wolf Resorts, Inc.
its Sole Member

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder

Title:	Secretary

GREAT LAKES SERVICES, LLC

By:	GWR Operating Partnership, L.L.L.P.
its Managing Member

By:	GWR OP General Partner, LLC
its General Partner

By:	Great Wolf Resorts, Inc.
its Sole Member

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder

Title:	Secretary

MASON FAMILY RESORTS, LLC

By:	Great Wolf Lodge of PKI, LLC
its Sole Member

By:	GWR Operating Partnership, L.L.L.P.
its Sole Member

By:	GWR OP General Partner, LLC
its General Partner

By:	Great Wolf Resorts, Inc.
its Sole Member

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder

Title:	Secretary

GREAT WOLF LODGE OF TRAVERSE CITY, LLC

By:	GWR Operating Partnership, L.L.L.P.
its Managing Member

By:	GWR OP General Partner, LLC
its General Partner

By:	Great Wolf Resorts, Inc.
its Sole Member

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder

Title:	Secretary

BHMH, LLC
GREAT WOLF LODGE OF GRAPEVINE, LLC
GREAT WOLF LODGE OF KANSAS CITY, LLC
GREAT WOLF LODGE OF PKI, LLC
GREAT WOLF LODGE OF WILLIAMSBURG
SCOOOPS TENANT, LLC

By:	GWR Operating Partnership, L.L.L.P.
its Sole Member

By:	GWR OP General Partner, LLC
its General Partner

By:	Great Wolf Resorts, Inc.
its Sole Member

By:	/s/ J. Michael Schroeder
Name:     J. Michael Schroeder

Title:	Secretary

          EXHIBIT INDEX

Exhibit
Number		Description

1.1		Purchase Agreement (in relation to $230,000,000 aggregate principal amount of the initial notes), dated as of March 30, 2010, by and among GWR Operating Partnership, L.L.L.P. (the “Company”), Great Wolf Finance Corp. (“Great Wolf Finance”), the guarantors named therein and the initial purchasers named therein (incorporated by reference to Exhibit 10.27 to the Parent’s Quarterly Report on Form 10-Q filed May 5, 2010).
2.1		Form of Merger Agreement (Delaware) (incorporated herein by reference to Exhibit 2.1 to Great Wolf Resorts, Inc.’s (the “Parent”) Registration Statement on Form S-1 filed August 12, 2004).
2.2		Form of Merger Agreement (Wisconsin) (incorporated herein by reference to Exhibit 2.2 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004).
4.1		Indenture governing the 10.875% First Mortgage Notes due 2017, dated as of April 7, 2010, by and among the Company and Great Wolf Finance as co-obligors, the guarantors named therein, and U.S. Bank National Association, as trustee (incorporated herein by reference to Exhibit 10.28 to the Parent’s Quarterly Report on Form 10-Q filed May 5, 2010).
4.2		Form of Exchange Note (incorporated herein by reference to Exhibit A1 of Exhibit 10.28 to the Parent’s Quarterly Report on Form 10-Q filed May 5, 2010).
4	.3*	Registration Rights Agreement, dated as of April 7, 2010, by and among the Company and Great Wolf Finance as issuers, the guarantors named therein, and the initial purchasers named therein.
4	.4*	Security Agreement, dated as of April 7, 2010, by and among the loan parties from time to time party thereto and U.S. Bank National Association, as collateral agent.
4	.5*	Open-End Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of April 7, 2010, from Mason Family Resorts, LLC, as mortgagor, to U.S. Bank National Association, as trustee.
4	.6*	Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of April 7, 2010, from Great Wolf Lodge of Grapevine, LLC, as trustor, to Peter S. Graf, as mortgaged property trustee, for the benefit of U.S. Bank National Association, as collateral agent, as beneficiary.
4	.7*	Deed of Trust, Assignment of Leases and Rents, Security Agreement and Fixture Filing, dated as of April 7, 2010, from Great Wolf Williamsburg SPE, LLC, as trustor, to Craig A. Johnson, as mortgaged property trustee, for the benefit of U.S. Bank National Association, in its capacity as collateral agent, as beneficiary.
4	.8*	First Supplemental Indenture, dated as of May 28, 2010, by and among Scooops Tenant, LLC, the Company and Great Wolf Finance as issuers, the guarantors named therein and U.S. Bank National Association, as trustee.
5	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to validity of the exchange notes.
5	.2*	Opinion of Michael Best & Friedrich LLC as to certain legal matters of Wisconsin law relating to the validity of the securities being registered and the guarantees.
5	.3*	Opinion of McDermott Will & Emery LLP as to certain legal matters of Texas law relating to the validity of the securities being registered and the guarantees.
8	.1*	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to certain tax matters.
10.1		License Agreement, dated January 30, 2004, by and between The Great Lakes Companies, Inc. and Jim Pattison Entertainment, Ltd. (incorporated by reference to Exhibit 10.1 to the Parent’s Registration Statement on form S-1 filed September 23, 2004)
10.2		Development Agreement, dated as of July 30, 2003, among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resort Condominium, LLC (incorporated herein by reference to Exhibit 10.2 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004)
10.3		First Amendment to the Development Agreement, dated June 25, 2004, by and among the City of Sheboygan, Wisconsin, the Redevelopment Authority of the City of Sheboygan, Wisconsin, The Great Lakes Companies, Inc., Blue Harbor Resort Sheboygan, LLC, and Blue Harbor Resort Condominium, LLC (incorporated herein by reference to Exhibit 10.3 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004)

Exhibit
Number	Description

10.4	Tall Pines Exclusive License and Royalty Agreement, dated July 25, 2004, between Tall Pines Development Corporation and The Great Lakes Companies, Inc. (incorporated herein by reference to Exhibit 10.4 to the Parent’s Registration Statement on Form S-1 filed December 7, 2004)
10.5	Employment Agreement between Great Wolf Resorts, Inc., and Kimberly Schaefer, dated December 13, 2004 (incorporated herein by reference to Exhibit 10.5 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.6	Employment Agreement between Great Wolf Resorts, Inc. and James Calder, dated December 13, 2004 (incorporated herein by reference to Exhibit 10.6 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.7	Employment Agreement between Great Wolf Resorts, Inc. and J. Michael Schroeder, dated December 13, 2004 (incorporated herein by reference to Exhibit 10.7 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.8	First Amendment to Employment Agreement between Great Wolf Resorts, Inc. and J. Michael Schroeder, dated May 28, 2008 (incorporated herein by reference to Exhibit 10.8 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.9	Second Amendment to Employment Agreement between Great Wolf Resorts, Inc. and J. Michael Schroeder, dated July 2, 2008 (incorporated herein by reference to Exhibit 10.9 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.10	Employment Agreement between Great Wolf Resorts, Inc. and Timothy Black, dated March 20, 2009 (incorporated herein by reference to Exhibit 10.10 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.11	First Amendment to Employment Agreement between Great Wolf Resorts, Inc. and Timothy Black, dated December 16, 2009 (incorporated herein by reference to Exhibit 10.11 to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.12	Form of Noncompete Agreement, Trade Secret and Confidentiality Agreement (incorporated herein by reference to Exhibit 10.6 to the Parent’s Registration Statement on Form S-1 filed January 21, 2005)
10.13	Form of Officers and Directors Indemnification Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1 filed August 12, 2004)
10.14	Form of Indemnity Agreement (incorporated herein by reference to Exhibit 10.8 to the Parent’s Registration Statement on Form S-1 filed September 23, 2004)
10.15	Form of Great Wolf Resorts, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.9 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004)
10.16	Form of Great Wolf Resorts, Inc. 2004 Incentive Stock Plan (incorporated herein by reference to Exhibit 10.10 to the Parent’s Registration Statement on Form S-1 filed November 26, 2004)
10.17	Form of Great Wolf Resorts, Inc. Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.11 to the Parent’s Registration Statement on Form S-1 filed August 12, 2004)
10.18	Loan Agreement by and among Great Wolf Resorts, Inc., Citigroup Global Markets Realty Corp. and The Travelers Insurance Company (incorporated herein by reference to Exhibit 10.16 to Parent’s Registration Statement on Form S-1 filed January 21, 2005)
10.19	Purchase Agreement, dated as of March 15, 2005, among Great Wolf Resorts, Inc., Great Wolf Capital Trust I, Taberna Preferred Funding I, Ltd and Merrill Lynch International (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed March 18, 2005)
10.20	Loan Agreement dated July 28, 2007, among Great Wolf Lodge of Grapevine, LLC, as borrower, and Merrill Lynch Capital and HSH Nordbank, as lenders (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed July 31, 2007)
10.21	Third Amendment to Loan Agreement dated July 31, 2009, among Great Wolf Lodge of Grapevine, LLC, as borrower, and GE Business Financial Services Inc. (f/k/a Merrill Lynch Business Financial Services, Inc. through its division Merrill Lynch Capital), as administrative agent on behalf of the lenders (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed July 31, 2009)

Exhibit
Number		Description

10.22		Loan Agreement dated December 6, 2007, between Great Wolf Lodge of the Poconos, LLC, as borrower, and Citigroup Global Markets Realty Corp., as lender (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed December 13, 2007)
10.23		Loan Agreement dated August 4, 2008, between Great Wolf Lodge Williamsburg SPE, LLC, as borrower, and Calyon New York Branch and Capmark Bank, as lenders (incorporated herein by reference to the Parent’s Current Report on Form 10-Q filed August 5, 2008)
10.24		Amendment to Loan Agreement dated January 15, 2010, among Great Wolf Lodge Williamsburg SPE, LLC, as borrower, and Calyon New York Branch, as agent, and Calyon New York Branch and Capmark Bank, as lenders (incorporated herein by reference to the Parent’s Annual Report on Form 10-K filed March 2, 2010)
10.25		Loan Agreement dated April 30, 2008, among Great Wolf Lodge of the Carolinas, LLC, as borrower, Marshall Financial Group, as administrative agent, and the several banks and other financial institutions from time to time party thereto, as lenders (incorporated herein by reference to Exhibit 1.1 to the Parent’s Current Report on Form 8-K filed May 6, 2008)
10.26		Fifth Amendment to Lease, dated January 22, 2009, between the registrant and Hovde Building, LLC, (incorporated herein by reference to the Company’s Current Report on Form 8-K filed January 28, 2009)
12	.1*	Statement of Computation of Ratios of Earnings of Fixed Charges.
21	.1*	Subsidiaries of the Parent.
23	.1**	Consent of Grant Thornton LLP.
23	.2**	Consent of Deloitte & Touche LLP.
23	.3**	Consent of PricewaterhouseCoopers LLP.
23	.4*	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibits 5.1 and 8.1 to this Registration Statement).
23	.5*	Consent of Michael Best & Friedrich LLP (included in Exhibit 5.2 to this Registration Statement).
23	.6*	Consent of McDermott Will & Emery LLP (included in Exhibit 5.3 to this Registration Statement).
24	.1*	Powers of Attorney (included on signature pages of this Part II).
25	.1*	Form T-1 Statement of Eligibility of U.S. Bank National Association to act as trustee under the Indenture.
99	.1*	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.

*	Previously filed

**	Filed herewith